    As filed with the Securities and Exchange Commission on April 28, 2000

                                                 Registration No. 33-49998
                                                        811-7042
                    ---------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                    ---------------------------------------
                                   FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]
                      Pre-Effective Amendment No. __  [ ]

                     Post-Effective Amendment No. 14  [x]
                                                  --
                                      and
      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]

                             Amendment No. 16  [x]
                                           --

                            SEPARATE ACCOUNT VA-2L
                            ----------------------
                          (Exact Name of Registrant)

                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                ----------------------------------------------
                              (Name of Depositor)

                    1150 South Olive, Los Angeles, CA  90015
                    ----------------------------------------
             (Address of Depositor's Principal Executive Offices)

      Depositor's Telephone Number, including Area Code:  (213) 742-2111

Name and Address of Agent for Service:         Copy to:

James W. Dederer, Esquire                      Frederick R. Bellamy, Esquire
Executive Vice President, General Counsel      Sutherland, Asbill & Brennan, LLP
and Corporate Secretary                        1275 Pennsylvania Avenue, N.W.
Transamerica Occidental Life Insurance Co.     Washington, D.C.  20004-2402
1150 South Olive
Los Angeles, CA 90015

               Approximate date of proposed sale to the public:
   As soon as practicable after effectiveness of the Registration Statement.

Title of Securities being registered:
Variable Annuity Contracts

      It is proposed that this filing will become effective:
               [ ] immediately upon filing pursuant to paragraph (b)

               [x] on May 1, 2000 pursuant to paragraph (b)

               [ ] 60 days after filing pursuant to paragraph (a)(i)
               [ ] on pursuant to paragraph (a)(i)

      If appropriate, check the following box:
               [ ] This Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment.

                                PROFILE OF THE

                             DREYFUS/TRANSAMERICA
                              TRIPLE ADVANTAGE(R)

                          VARIABLE AND FIXED ANNUITY

                                   Issued by

                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                                  May 1, 2000

This profile is a summary of some of the more important points that you should know and consider before purchasing a contract. The contract is more fully described in the full prospectus which accompanies this profile. Please read the prospectus carefully.

1. The Annuity Contract. The Dreyfus/Transamerica Triple Advantage is a contract between you and Transamerica Occidental Life Insurance Company with both "variable" and "guaranteed" investment options. In the contract, you can invest in your choice of 28 sub-accounts corresponding to 28 funds ("portfolios") in the variable account or in the guaranteed periods of our fixed account. You could gain or lose money you invest in the portfolios, but you could also earn more than investing in the fixed account options. We guarantee the safety of money invested in the fixed account options. The fixed account and some of the portfolios may not be available in all states.

The contract is a deferred annuity, which means it has two phases: the accumulation phase and the annuity phase. During the accumulation phase you can make additional purchase payments to the contract, transfer your money among the investment options, and withdraw some or all of your investment. During this phase, earnings accumulate on a tax-deferred basis for individuals, but if you withdraw money, some or all of it may be taxable. Tax deferral is not available for corporations and some trusts.

During the annuity phase we will make periodic payments to you. The dollar amount of the payments may depend on the amount of money invested and earned during the accumulation phase (and other factors, such as age and sex).

2. The Annuity Payments. You can generally decide when to end the accumulation phase and begin receiving annuity payments from us. You can choose fixed annuity payments, where the dollar amount of each payment generally stays the same, or variable payments that go up or down in dollar amount based on the investment performance of the portfolios you select. You can choose among payments for the lifetime of an individual, or payments for the longer of one lifetime or a guaranteed period of 10, 15, or 20 years, or payments for one lifetime and the lifetime of another individual.

3. Purchasing a Contract. Generally, you must invest at least $5,000 to purchase a contract, and then you can make more investments of at least $500 each ($100 each if made under the automatic payment plan and deducted from your bank account). You may cancel your contract during the free look period explained in item 10 of this profile.

The Triple Advantage variable annuity is designed for long-term tax-deferred accumulation of assets, generally for retirement or other long-term goals. Individuals in high tax brackets get the most benefit from the tax deferral feature. You should not make an investment in the contract for short-term purposes or if you cannot take the risk of losing some of your investment.

There are various additional fees and charges associated with variable annuities. You should consider whether the features and benefits unique to variable annuities, such as the opportunity for lifetime payments, a guaranteed death benefit, and the guaranteed level of certain charges are appropriate for your needs. Variable annuities also provide tax-deferral. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan.

4. Investment Options -- VARIABLE ACCOUNT: You can invest in any of the sub-accounts corresponding to the following 28 portfolios:

Balanced          Money Market         Socially           Founders Growth
Appreciation(/1/) Quality Bond         Responsible        Founders
Disciplined Stock Small Cap            Growth             International
Growth and Income Small Company Stock  Core Bond          Equity
International     Special Value        Core Value         Founders Passport
Equity            Zero Coupon 2000     Emerging Leaders   Japan
International     Stock Index          Emerging Markets   MidCap Stock
Value                                  European Equity    Technology Growth
Limited Term High                      Founders           Transamerica VIF
Income                                 Discovery          Growth

(1) Formerly known as Capital Appreciation.

These portfolios are described in their own prospectuses. You can earn or lose money in any of these portfolios. All portfolios may not be available in all states.

FIXED ACCOUNT: In most states, you can also invest in a fixed account option, where we guarantee the principal invested plus at least 3% annual interest.

5. Expenses. The contract provides many benefits and features that you do not get with a regular mutual fund. It costs us money to provide these benefits, so there are charges in connection with the contract. If you withdraw your money within seven years of investing it, there may be a withdrawal charge of up to 6% of the amount invested. Once each contract year we deduct an account fee of no more than $30 (there is no fee if your account value is over $50,000). We deduct insurance and administrative charges of 1.40% per year against your average daily value in the variable account and a $10 fee for transfers over 18 in one year. If you elect the guaranteed minimum income benefit rider, then there is an annual fee during the accumulation phase of 0.30% of the minimum annuitization value. If you annuitize under the rider and choose the guaranteed minimum payment option, then there is a guaranteed minimum payment fee at an annual rate of 1.25% of the daily net asset value in the separate account. Advisory fees are also deducted by the portfolios' managers, and the portfolios pay other expenses which, in total, vary from 0.26% to 4.67% per year of the amounts in the portfolios. Finally, there might be premium taxes ranging from 0 to 3.5% of your investment and/or on amounts you use to purchase annuity benefits (depending on your state's law).

The following chart shows these charges (excluding the optional Guaranteed Minimum Income Benefit Rider fee, transfer fees and premium taxes). The $30 annual account fee is not included in the first column because the fee is waived for account values over $50,000 and the approximate average account value is over $50,000. The third column is the sum of the first two. The examples in the last two columns show the total amounts you would be charged, in dollars, if you invested $1,000, the investment grew 5% each year, and you withdrew your entire investment after one year or ten years. Year one includes the withdrawal charge and year ten does not.

EXAMPLES:

                           Annual    Annual    Total  Total Expenses Total Expenses
Portfolio/                Insurance Portfolio Annual    at end of      at end of
Sub-Account                Charges   Charges  Charges    One Year      Ten Years
-----------               --------- --------- ------- -------------- --------------
Balanced                    1.40%     0.86%    2.26%       $83            $264
Appreciation                1.40%     0.78%    2.18%       $83            $256
Disciplined Stock           1.40%     0.81%    2.21%       $83            $259
Growth and Income           1.40%     0.79%    2.19%       $83            $257
International Equity        1.40%     1.02%    2.42%       $85            $280
International Value         1.40%     1.35%    2.75%       $88            $312
Limited Term High Income    1.40%     0.73%    2.13%       $83            $262
Money Market                1.40%     0.58%    1.98%       $81            $235
Quality Bond                1.40%     0.74%    2.14%       $82            $252
Small Cap                   1.40%     0.78%    2.18%       $83            $256

                          Annual    Annual    Total  Total Expenses Total Expenses
Portfolio/               Insurance Portfolio Annual    at end of      at end of
Sub-Account               Charges   Charges  Charges    One Year      Ten Years
-----------              --------- --------- ------- -------------- --------------
Small Company Stock        1.40%     0.97%    2.37%       $84            $275
Special Value              1.40%     0.86%    2.26%       $83            $264
Zero Coupon 2000           1.40%     0.64%    2.04%       $81            $242
Stock Index                1.40%     0.26%    1.66%       $77            $201
Socially Responsible
Growth                     1.40%     0.79%    2.19%       $83            $257
Core Bond                  1.40%     0.80%    2.20%       $83            $263
Core Value                 1.40%     1.00%    2.40%       $85            $278
Emerging Leaders           1.40%     1.50%    2.90%       $86            $293
Emerging Markets           1.40%     1.93%    3.33%       $90            $327
European Equity            1.40%     1.50%    2.90%       $87            $303
Founders Discovery         1.40%     1.50%    2.90%       $86            $293
Founders Growth            1.40%     1.00%    2.40%       $85            $278
Founders International
Equity                     1.40%     1.50%    2.90%       $90            $327
Founders Passport          1.40%     1.50%    2.90%       $90            $327
Japan                      1.40%     1.50%    2.90%       $87            $303
MidCap Stock               1.40%     0.97%    2.37%       $84            $275
Technology Growth          1.40%     1.07%    2.47%       $85            $285
Transamerica VIF Growth    1.40%     0.85%    2.25%       $83            $263

Expense information regarding the portfolios has been provided by the funds. We have no reason to doubt the accuracy of the information, but have not verified those figures. In preparing the table above, we have relied on the figures provided by the funds. These figures are for the year ended December 31, 1999, except that the figures for the Core Bond, Emerging Leaders, Emerging Markets, Founders Discovery, and Japan Portfolios are estimates for the 2000 fiscal year. Actual expenses in future years may be higher or lower than the figures given above.

6. Federal Income Taxes. Individuals generally are not taxed on increases in the contract value until a distribution occurs (e.g., a withdrawal or annuity payment) or is deemed to occur (e.g., a pledge, loan, or assignment of the contract). If you withdraw money, earnings come out first and are taxed. Generally, some portion (sometimes all) of any distribution or deemed distribution is taxable as ordinary income. In some cases, income taxes will be withheld from distributions. If you are under age 59 1/2 when you withdraw money, an additional 10% federal tax penalty may apply on the withdrawn earnings. Certain owners that are not individuals may be currently taxed on increases in the contract, whether distributed or not.

7. Access to Your Money. You can generally take money out at any time during the accumulation phase. We may deduct a withdrawal charge of up to 6% of a purchase payment, but we will not deduct a withdrawal charge on money that has been in the contract for seven years. In certain cases, the withdrawal charge may be waived if you are in a hospital or nursing home for a long period or, in some states, if you are diagnosed with a terminal illness. After the first contract year, you may withdraw the greater of accumulated earnings or 15% of purchase payments received at least one but less than seven years ago. Additionally, at any time you can withdraw accumulated earnings on your purchase payments not previously withdrawn without a withdrawal charge.

You may have to pay income taxes on amounts you withdraw and there may also be a 10% tax penalty if you make withdrawals before you are 59 1/2 years old.

If you withdraw money from the fixed account option prematurely, you will generally forfeit some of the interest that you earned, but you will always receive the principal you invested plus 3% interest.

8. Past Investment Performance. The value of the money you allocate to the sub-account(s) will go up or down, depending on the investment performance of the portfolios you pick. The following chart shows the past investment performance on a year by year basis for each sub-account. These figures have already been reduced by the insurance charges, the account fee, the optional Guaranteed Minimum Income Benefit rider fee, the fund manager's fee and all the expenses of the portfolio, but these figures do not include the withdrawal charge, which would reduce performance if it applied. Remember, past performance is no guarantee of future performance or earnings.

                                 CALENDAR YEAR

Portfolio/
Sub-account                1999    1998    1997   1996    1995    1994    1993   1992    1991    1990
------------------------  ------  ------  ------ ------  ------  ------  ------ ------  ------- ------
Balanced(/6/)              6.56%  20.57%     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Appreciation(/2/)          9.84%  28.34%  26.21% 22.71%  32.82%   1.45%     N/A    N/A      N/A    N/A
Disciplined Stock(/5/)    16.74%  24.90%  29.62%    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Growth and Income(/4/)    15.20%  10.19%  14.53% 18.63%  59.58%     N/A     N/A    N/A      N/A    N/A
International
 Equity(/4/)              57.49%   2.97%   8.02%  9.82%   6.62%     N/A     N/A    N/A      N/A    N/A
International Value(/5/)  25.98%   7.16%   7.13%    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Limited Term High
 Income(/6/)              (2.97%) (1.17%)    N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Money Market(/1/)          3.27%   3.59%   3.66%  3.53%   4.21%   3.00%   1.86%  2.71%    4.54%    N/A
Quality Bond(/1/)         (1.29%)  3.96%   7.83%  1.63%  18.91%  (6.17%) 13.66% 10.45%   12.47%    N/A
Small Cap(/1/)            21.37%  (4.86%) 15.06% 15.06%  28.84%   4.95%  65.77% 68.98%  156.07%    N/A
Small Company Stock(/5/)   9.00%  (7.35%) 20.01%    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Special Value(/1/)         5.72%  14.02%  21.36% (5.67%) (0.48%) (3.48%) 26.74% (0.41%)   8.99%    N/A
Zero Coupon 2000(/1/)      1.19%   5.71%   5.45%  1.10%  16.35%  (5.41%) 13.52%  7.29%   17.14%  6.28%
Stock Index(/1/)          18.86%  26.37%  31.05% 19.80%  35.92%  (0.60%)  7.75%  5.55%   27.98% (6.52%)
Socially Responsible
 Growth(/3/)              28.21%  27.52%  26.59% 19.00%  33.67%  (0.08%)    N/A    N/A      N/A    N/A
Core Bond(/10/)              N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Core Value(/7/)           18.00%     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Emerging Leaders(/10/)       N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Emerging Markets(10)         N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
European Equity(/9/)         N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Founders Discovery(/10/)     N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Founders Growth(/8/)         N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Founders International
 Equity(/9/)                 N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Founders Passport(/8/)       N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Japan(/10/)                  N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
MidCap Stock(/7/)          9.21%     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Technology Growth(/9/)       N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A
Transamerica VIF
 Growth(/7/)                 N/A     N/A     N/A    N/A     N/A     N/A     N/A    N/A      N/A    N/A

(1) Sub-Account       (4) Sub-Account      (7) Sub-Account      (10) Sub-
Inception 1-4-93      Inception 12-15-94   Inception 5-1-98     Account 5-1-
(2) Sub-Account       (5) Sub-Account      (8) Sub-Account      2000
Inception 4-5-93      Inception 5-1-96     Inception 5-3-99
(3) Sub-Account       (6) Sub-Account      (9) Sub-Account
Inception 10-7-93     Inception 5-1-97     Inception 10-1-99

Data is for full years only. The Technology Growth, European Equity, Founders Growth, Founders Passport and Founders International Equity sub-accounts were not in operation for all of 1999, and the Core Bond, Emerging Leaders, Emerging Markets, Founders Discovery, and Japan sub-accounts began operations in 2000, therefore no performance is reported for these sub-accounts.

9. Death Benefit. If you or the annuitant die during the accumulation phase, we guaranteed that the beneficiary will receive a death benefit of at least the amount you invested (less any amounts you have already withdrawn), even if your investment has lost money because of the investment performance of the portfolios you picked.

The death benefit will be the greatest of: (1) the account value; (2) an annual step-up death benefit, which is the highest account value on the date you purchase your policy or any anniversary prior to the date you, your joint owner, or the annuitant reaches age 86 (adjusted for additional investments and any adjusted partial withdrawals since that anniversary less premium taxes applicable to those withdrawals); or (3) your investments, less adjusted partial withdrawals and any premium taxes applicable to those withdrawals, compounded at 5% annual effective interest (the 5% interest stops on the contract anniversary prior to the date that you, your joint owner, or the annuitant reaches age 86, or when it has doubled the amount of your investment (whichever is earlier) or at the death of any owner or annuitant).

10. Other Information. The contract offers other features that might interest you. These features may not be available in all states and may, or may not, be suitable for your particular situation. Some of these features include:

FREE LOOK. After you get your contract, you have ten days to look it over and decide if it is really right for you (this period may be longer in certain states). If you decide not to keep the contract, you can cancel it during this period, and you will get back your account value (without any withdrawal charges). Certain laws may require that if you cancel during this period, you are entitled to get back the greater of your full investment or the account value.

TELEPHONE TRANSFERS. You can generally arrange to transfer money between the investments in your contract by telephone.

DOLLAR COST AVERAGING. You can instruct us to automatically transfer amounts from the purchase payments you allocated to the Money Market, Limited Term High Income, Quality Bond sub-accounts, or the Dollar Cost Averaging Account of the fixed account, or possibly from another sub-account or a guarantee period of the fixed account, to any of the other sub-accounts each month. Dollar Cost Averaging is intended to give you a lower average cost per share or unit than a single, one time investment, but it does not assure a profit or protect against loss and is intended to continue for some time.

AUTOMATIC ASSET REBALANCING. The performance of each sub-account may cause the allocation of assets among the sub-accounts to change. You may instruct us to periodically automatically rebalance the amounts in the sub-accounts by reallocating assets among them.

SYSTEMATIC WITHDRAWAL OPTION. During the accumulation phase, you can arrange to have us send you money automatically each month out of your contract. There are limits on the amounts, but the withdrawal charge will not apply (the payments may be taxable and subject to the penalty tax if you are under age 59 1/2).

AUTOMATIC PAYOUT OPTION. If you have certain qualified contracts (for example: a non-Roth IRA), you can arrange to have the minimum distributions required by the IRS automatically paid to you.

GUARANTEED MINIMUM INCOME BENEFIT RIDER. If you elect this optional rider, you will be guaranteed a minimum annuitization value and the option of electing guaranteed minimum annuity payments (if you annuitize with the minimum annuitization value and the payment options in the rider).

11. INQUIRIES. You can get more information and have your questions answered by calling the Transamerica Service Center at 877-717-8861 or by writing to us at:

                      Transamerica Annuity Service Center
                            4333 Edgewood Road N.E.
                         Cedar Rapids, Iowa 52499-0001

                          Dreyfus/Transamerica Triple
                         Advantage(R) Variable Annuity

             A Flexible Purchase Payment Deferred Variable Annuity

                                   Issued By

                Transamerica Occidental Life Insurance Company

             Offering 28 Sub-Accounts within the Variable Account
                     Designated as Separate Account VA-2L

                        In Addition to A Fixed Account

Prospectus
May 1, 2000

 .  This prospectus contains information you should know before investing.
   Please keep this prospectus for future reference.

 . You can obtain more information about the contract by requesting a copy of the Statement of Additional Information (SAI) dated May 1, 2000. The SAI is available free by writing to Transamerica Occidental Life Insurance Company, Annuity Service Center, 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0111, or by calling 877-717-8861. The current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus. The table of contents of the SAI is included at the end of this prospectus.

 .  The SEC's web site is http://www.sec.gov

 .  Transamerica's web site is http://www.transamerica.com

 .  The contracts and the investment options are:
  .  subject to risks, including loss of your investment;
  .  not guaranteed to achieve their goal;
  .  not bank deposits; and
  .  not insured.

 . Neither the SEC nor any state securities commission has approved this investment offering or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                           Variable Account Options

                       DREYFUS VARIABLE INVESTMENT FUND
                      Managed by The Dreyfus Corporation
                              Balanced Portfolio
                            Appreciation Portfolio
                          Disciplined Stock Portfolio
                          Growth and Income Portfolio
                        International Equity Portfolio
                         International Value Portfolio
                      Limited Term High Income Portfolio
                            Money Market Portfolio
                            Quality Bond Portfolio
                              Small Cap Portfolio
                         Small Company Stock Portfolio
                            Special Value Portfolio
                          Zero Coupon 2000 Portfolio

                           DREYFUS STOCK INDEX FUND
                    Managed by The Dreyfus Corporation and
                           Mellon Equity Associates

                             THE DREYFUS SOCIALLY
                         RESPONSIBLE GROWTH FUND, INC.
                      Managed by The Dreyfus Corporation

                         DREYFUS INVESTMENT PORTFOLIOS
                      Managed by The Dreyfus Corporation
                              Core Bond Portfolio
                             Core Value Portfolio
                          Emerging Leaders Portfolio
                          Emerging Markets Portfolio
                           European Equity Portfolio
                         Founders Discovery Portfolio
                           Founders Growth Portfolio
                    Founders International Equity Portfolio
                          Founders Passport Portfolio
                                Japan Portfolio
                            MidCap Stock Portfolio
                          Technology Growth Portfolio

                             TRANSAMERICA VARIABLE
                             INSURANCE FUND, INC.
                            Managed by Transamerica
                          Investment Management, LLC
                       Transamerica VIF Growth Portfolio

TABLE OF CONTENTS         Page
SUMMARY..................   4
PERFORMANCE DATA.........  13
TRANSAMERICA OCCIDENTAL
 LIFE INSURANCE COMPANY
 AND THE VARIABLE
 ACCOUNT.................  15
 Transamerica Occidental
  Life Insurance
  Company................  15
 Published Ratings.......  15
 Insurance Marketplace
  Standards Association..  15
 The Variable Account....  15
THE FUNDS................  16
 Resolution of Possible
  Conflicts..............  17
 Sources of Additional
  Information............  17
 Addition, Deletion or
  Substitution...........  17
 The Establishment of New
  Sub-Accounts...........  17
THE FIXED ACCOUNT........  17
 The Interest Rate of the
  Fixed Account..........  18
 Guarantee Periods.......  18
 Interest Adjustment.....  18
 Expiration of Guarantee
  Period.................  19
THE GUARANTEED MINIMUM
 INCOME BENEFIT RIDER....  19
 Minimum Annuitization
  Value..................  19
 Minimum Annuitization
  Value Upgrade..........  20
 Conditions of Exercise
  of the GMIB............  20
 Guaranteed Minimum
  Payment Option.........  21
 GMIB Rider Fee..........  21
 Guaranteed Minimum
  Payment Fee............  21
 Termination of the GMIB
  Rider..................  21
THE CONTRACT.............  21
CONTRACT APPLICATION AND
 PURCHASE PAYMENTS.......  22
 Purchase Payments.......  22
 Ten Day Cancellation
  Option.................  22
 Additional Purchase
  Payments...............  22
 Choosing One or More
  Investment Options.....  23
 Investment Option
  Limit..................  23
ACCOUNT VALUE............  23
 How Your Variable
  Accumulation Units Are
  Created................  24
 How Variable
  Accumulation Unit
  Values Are Calculated..  24
 Transferring Among Sub-
  Accounts...............  24
TRANSFERS................  24
 Before the Annuity
  Date...................  24
 Telephone Transfers.....  25
 Possible Restrictions...  25
 Dollar Cost Averaging...  25
 Special Dollar Cost
  Averaging Option.......  26
 Automatic Asset
  Rebalancing............  26
 After the Annuity Date..  27
CASH WITHDRAWALS.........  27
 Withdrawals.............  27
 Fees and Taxes Relating
  to Withdrawals or
  Surrenders.............  27
 Additional Withdrawal
  and Surrender
  Provisions.............  28
 Systematic Withdrawal
  Option.................  28
 Eligibility and Rules of
  the Systematic
  Withdrawal Option......  29
 Automatic Payout
  Option.................  29
DEATH BENEFIT............  29
 Guaranteed Minimum Death
  Benefit................  29
 Adjusted Partial
  Withdrawals............  30
 Payment of Death
  Benefit................  30
 Designation of
  Beneficiaries..........  30
 Death of Annuitant
  Before the Annuity
  Date...................  31
 Death of Owner Before
  the Annuity Date.......  31
 Death of Annuitant or
  Owner After the Annuity
  Date...................  31
CHARGES AND DEDUCTIONS...  31
 Contingent Deferred
  Sales Load/Surrender
  Charge.................  31
 Administrative Charges..  33
 Mortality and Expense
  Risk Charge............  33
 Premium Taxes...........  34
 Transfer Fee............  34
 Systematic Withdrawal
  Option.................  34
 Automatic Asset
  Rebalancing Option.....  34
 Taxes...................  34
 Portfolio Expenses......  34
 Guaranteed Minimum
  Income Benefit Rider...  35
 Interest Adjustment.....  35
 Sales in Special
  Situations.............  35
DISTRIBUTION OF THE
 CONTRACT................  35
ANNUITY PAYMENTS.........  36
 Annuity Date............  36
 Annuity Payment.........  36
 Election of Annuity
  Forms and Payment
  Options................  37
 Annuity Payment
  Options................  37
 Fixed Annuity Payment
  Option.................  37
 Variable Annuity Payment
  Option.................  37
 Annuity Forms...........  38
 Alternate Fixed Annuity
  Rates..................  39

TABLE OF CONTENTS (continued)                                             Page
QUALIFIED CONTRACTS......................................................  39
 Automatic Payout Option.................................................  40
 Restrictions under Section 403(b) Programs..............................  40
FEDERAL TAX MATTERS......................................................  40
 Introduction............................................................  40
 Purchase Payments.......................................................  41
 Taxation of Annuities In General........................................  41
 Withdrawals.............................................................  42
 Annuity Payments........................................................  42
 Withholding.............................................................  42
 Penalty Tax.............................................................  43
 Taxation of Death Benefit Proceeds......................................  43
 Required Distributions upon Owner's Death...............................  43
 Transfers, Assignments, or Exchanges of the Contract....................  44
 Multiple Policies.......................................................  44
QUALIFIED CONTRACTS......................................................  44
 In General..............................................................  44
 Qualified Pension and Profit Sharing Plans..............................  45
 Individual Retirement Annuities, Simplified Employee Plans and Roth
  IRAs...................................................................  45
 Tax Sheltered Annuities.................................................  46
 Restrictions Under Qualified Contracts..................................  46
 Possible Changes in Taxation............................................  47
 Other Tax Consequences..................................................  47
LEGAL PROCEEDINGS........................................................  47
LEGAL MATTERS............................................................  47
ACCOUNTANTS AND FINANCIAL STATEMENTS.....................................  47
VOTING RIGHTS............................................................  47
AVAILABLE INFORMATION....................................................  48
STATEMENT OF ADDITIONAL INFORMATION - Table of Contents..................  48
APPENDIX A............................................................... A-1
 Example of Variable Accumulation Unit Value Calculations................ A-1
 Example of Variable Annuity Unit Value Calculations..................... A-1
 Example of Variable Annuity Payment Calculations........................ A-1
APPENDIX B............................................................... B-1
 Condensed Financial Information......................................... B-1
APPENDIX C............................................................... C-1
 Definitions............................................................. C-1
APPENDIX D............................................................... D-1
 Disclosure Statement for Individual Retirement Annuities................ D-1

SUMMARY

You will find a list of definitions of the terms used in this prospectus in Appendix C.

The Contract

We designed the flexible premium deferred variable annuity, the contract described in this prospectus, to aid individuals in long-term financial planning for retirement or other purposes. You may use the contract:

 .  with non-qualified plans;

 . as an individual retirement annuity that qualifies for special tax treatment under Code Section 408 and whose initial purchase payment is a rollover or transfer from a qualified retirement plan receiving special tax treatment under Code Sections 401(a), 403(b) and 408, a rollover IRA; or

 . as an individual retirement annuity that qualifies for special tax treatment under Code Section 408A and whose initial purchase payment is a rollover, transfer or conversion from other individual retirement plans issued under Sections 408 or 408A of the Code, a rollover Roth IRA.

Additionally, with Transamerica's prior approval, you may use the contract:

 . as an IRA or Roth IRA whose initial purchase payment is limited to the contribution limitations of the Code with respect to contributory IRAs or contributory Roth IRAs under Code Sections 408 or 408A;

 . as an annuity under Code Section 403(b) Revenue Rule 90-24 (transfers only); and

 .  with various types of qualified pension and profit-sharing plans under Code
   Section 401(a).

Variable Account Fee Table

The purpose of the following table is to help you understand the various costs and expenses that you, as the owner will bear directly and indirectly. The table reflects expenses of the variable account and the portfolios. The table assumes that the entire account value is in the variable account and that the contract is owned during the accumulation period. Different fees may apply after the annuity date including the guaranteed minimum payment option fee applicable after annuitization under the payment options in the Guaranteed Minimum Income Benefit Rider. The information set forth should be considered together with the narrative provided under the heading Charges and Deductions in this prospectus, and with the funds' prospectuses. In addition to the expenses listed below, premium taxes may apply.

                           ANNUITY CONTRACT FEE TABLE

--------------------------------------------------------------------------------

  Contract Transaction Expenses(/1/)
---------------------------------------
Sales Charge Imposed On Purchase
 Payments..........................  0
Maximum Contingent Deferred Sales
 Load(/2/)......................... 6%
Transfer Fee(/3/)..................  0
Annual Account Fee(/4/)............ $30

   Variable Account Annual Expenses
 (as a percentage of average account
                value)
Mortality and Expense Risk
 Charges........................ 1.25%
Administrative Expense
 Charge(/5/).................... 0.15%
Other Fees and Expenses of the
 Variable Account............... 0.00%
TOTAL VARIABLE ACCOUNT
ANNUAL EXPENSES................. 1.40%
--------------------------------------

                           Portfolio Annual Expenses
   (as a percentage of assets after fee waiver and/or expense reimbursement)
--------------------------------------------------------------------------------

                                                          Rule
                                      Management  Other   12b-1 Total Portfolio
                                         Fees    Expenses Fees  Annual Expenses
-------------------------------------------------------------------------------
  Balanced                              0.75%     0.11%      -       0.86%
  Appreciation                          0.75%     0.03%      -       0.78%
  Disciplined Stock                     0.75%     0.06%      -       0.81%
  Growth and Income                     0.75%     0.04%      -       0.79%
  International Equity                  0.75%     0.27%      -       1.02%
  International Value                   1.00%     0.35%      -       1.35%
  Limited Term High Income              0.65%     0.19%      -       0.84%
  Money Market                          0.50%     0.08%      -       0.58%
  Quality Bond                          0.65%     0.09%      -       0.74%
  Small Cap                             0.75%     0.03%      -       0.78%
  Small Company Stock                   0.75%     0.22%      -       0.97%
  Special Value                         0.75%     0.11%      -       0.86%
  Zero Coupon 2000                      0.45%     0.19%      -       0.64%
  Stock Index                           0.25%     0.01%      -       0.26%
  Socially Responsible Growth           0.75%     0.04%      -       0.79%
  Core Bond(/6/)                        0.60%     0.25%      -       0.85%
  Core Value(/7/)                       0.75%     0.25%      -       1.00%
  Emerging Leaders(/6/)                 0.90%     0.25%      -       1.15%
  Emerging Markets(/6/)                 1.25%     0.25%      -       1.50%
  European Equity(/7/)                  1.00%     0.25%      -       1.25%
  Founders Discovery(/6/)               0.90%     0.25%      -       1.15%
  Founders Growth(/7/)                  0.75%     0.25%      -       1.00%
  Founders International Equity(/7/)    1.00%     0.50%      -       1.50%
  Founders Passport(/7/)                1.00%     0.50%      -       1.50%
  Japan(/6/)                            1.00%     0.25%      -       1.25%
  MidCap Stock(/7/)                     0.75%     0.22%      -       0.97%
  Technology Growth(/7/)                0.75%     0.32%      -       1.07%
  Transamerica VIF Growth(/7/)          0.70%     0.15%      -       0.85%

Expense information regarding the portfolios has been provided by the funds. We have no reason to doubt the accuracy of the information, but have not verified those figures. In preparing the table above and the examples that follow, we have relied on the figures provided by the funds. These figures are for the year ended December 31, 1999 (except as otherwise noted in footnote). Actual expenses in future years may be higher or lower than the figures given above.

Notes to Fee Table:

1. The contract transaction expenses apply to each contract, regardless of how the contract value is allocated between the variable account and the fixed account. The variable account annual expenses do not apply to the fixed account.

2. You may withdraw a portion of the purchase payments each year after the first contract year without any contingent deferred sales load (CDSL). After we have held a premium for seven contract years, you may withdraw the remaining premium payments without any CDSL. You may always withdraw accumulated earnings without a CDSL.

3. We reserve the right to charge a transfer fee equal to the lesser of $10 or 2% of the amount transferred for each transfer in excess of 18 in a contract year. We may also charge a fee of up to $25 per year if you elect the systematic withdrawal option, but we currently do not deduct this charge.

4. The current annual contract fee is the lesser of $30 or 2% of the contract value. We may change the fee annually, but it will not exceed the lesser of $60 or 2% of the contract value. This fee is waived if your account value is over $50,000.

5. The current annual administrative expense charge is 0.15%. We may increase it to 0.25%.

6. Because the Core Bond, Emerging Leaders, Emerging Markets, Founders Discovery and Japan Portfolios' commenced operations on May 1, 2000, the percentages set forth as "Management Fees", "Other Expenses", and "Total Portfolio Annual Expenses" are estimates.

7. From time to time, each portfolio's investment adviser, in its sole discretion, may waive all or part of its fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the above portfolio annual expenses table reflect the portfolio's adviser's waiver of fees or reimbursement of expenses, if applicable, for calendar year 1999. Without such waivers or reimbursements, the management fee, other expenses and total portfolio annual expenses for 1999 would have been, as a percentage of assets: 0.75%, 0.75%, 1.50%- Core Value Portfolio; 1.00%, 4.03%, 5.03% -
    European Equity Portfolio; 0.75%, 1.58%, 2.33% - Founders Growth Portfolio; 1.00%, 2.77%, 3.77% - Founders International Equity Portfolio; 1.00%, 2.64%, 3.64% - Founders Passport Portfolio; 0.75%, 0.71%, 1.46% - MidCap Stock Portfolio; 0.75%, 0.59%, 1.34% - Technology Growth Portfolio and 0.75%, 0.15%, 0.90% - Transamerica VIF Growth Portfolio.

Examples*

The following tables show the total expenses an owner would incur in various situations. These examples assume an average account value of $50,000 and, therefore, no deduction has been made to reflect the $30 account fee. The examples assume that the entire account value is allocated to the variable account and that the optional Guaranteed Minimum Income Benefit rider has not been selected.

These examples all assume that no transfer fees, systematic withdrawal fee or premium tax have been assessed. Premium taxes may be applicable. See Premium Taxes. These examples also show expenses reflecting fee waivers and reimbursements for 1999.

                                                           If the contract
                                                        annuitized at the end
                                                        of the applicable time
                                                           period under an
                                   If the contract is   annuity form with life
                                 surrendered at the end contingencies,** or if
                                   of the applicable     the contract is not
                                      time period.           surrendered
                                                            or annuitized.
                           ---------------------------------------------------
  Subaccounts                     1     3     5    10    1     3     5    10
                                 Year Years Years Years Year Years Years Years
------------------------------------------------------------------------------
  Balanced                       $83  $117  $159  $264  $23   $72  $123  $264
------------------------------------------------------------------------------
  Appreciation                   $83  $114  $155  $256  $23   $70  $119  $256
------------------------------------------------------------------------------
  Disciplined Stock              $83  $115  $156  $259  $23   $70  $121  $259
------------------------------------------------------------------------------
  Growth and income              $83  $114  $155  $257  $23   $70  $120  $257
------------------------------------------------------------------------------
  International Equity           $85  $121  $167  $280  $25   $77  $131  $280
------------------------------------------------------------------------------
  International Value            $88  $131  $183  $312  $28   $87  $148  $312
------------------------------------------------------------------------------
  Limited Term High Income       $83  $116  $158  $262  $23   $71  $122  $262
------------------------------------------------------------------------------
  Money Market                   $81  $108  $144  $235  $21   $63  $109  $235
------------------------------------------------------------------------------
  Quality Bond                   $82  $113  $153  $252  $22   $68  $117  $252
------------------------------------------------------------------------------
  Small Cap                      $83  $114  $155  $256  $23   $70  $119  $256
------------------------------------------------------------------------------
  Small Company Stock            $84  $120  $164  $275  $24   $75  $129  $275
------------------------------------------------------------------------------
  Special Value                  $83  $117  $159  $264  $23   $72  $123  $264
------------------------------------------------------------------------------
  Zero Coupon 2000               $81  $110  $147  $242  $21   $65  $112  $242
------------------------------------------------------------------------------
  Stock Index                    $77  $ 98  $128  $201  $17   $54  $ 93  $201
------------------------------------------------------------------------------
  Socially Responsible Growth
   Fund                          $83  $114  $155  $257  $23   $70  $120  $257
------------------------------------------------------------------------------
  Core Bond                      $83  $116  $158  $263  $23   $72  $123  $263
------------------------------------------------------------------------------
  Core Value                     $85  $121  $166  $278  $25   $76  $130  $278
------------------------------------------------------------------------------
  Emerging Leaders               $86  $125  $173  $293  $26   $81  $138  $293
------------------------------------------------------------------------------
  Emerging Markets               $90  $136  $191  $327  $30   $91  $155  $327
------------------------------------------------------------------------------
  European Equity                $87  $128  $178  $303  $27   $84  $143  $303
------------------------------------------------------------------------------
  Founders Discovery             $86  $125  $173  $293  $26   $81  $138  $293
------------------------------------------------------------------------------
  Founders Growth                $85  $121  $166  $278  $25   $76  $130  $278
------------------------------------------------------------------------------
  Founders International Equity  $90  $136  $191  $327  $30   $91  $155  $327
------------------------------------------------------------------------------
  Founders Passport              $90  $136  $191  $327  $30   $91  $155  $327
------------------------------------------------------------------------------
  Japan                          $87  $128  $178  $303  $27   $84  $143  $303
------------------------------------------------------------------------------
  MidCap Stock                   $84  $120  $164  $275  $24   $75  $129  $275
------------------------------------------------------------------------------
  Technology Growth              $85  $123  $169  $285  $25   $78  $134  $285
------------------------------------------------------------------------------
  Transamerica VIF Growth        $83  $116  $158  $263  $23   $72  $123  $263

*In preparing the examples above, we have relied on the data provided by the funds. We have no reason to doubt the accuracy of that information. However, we have not verified those figures.
**For annuitization under a form that does not include life contingencies, a contingent deferred sales load may apply.

These examples do not reflect the annual fee of 0.30% of the minimum annuitization value for the family income protector rider. The above expense figures would be approximately $3 per year higher if you elected that rider.

You should not consider these examples to represent past or future expenses. Actual expenses paid may be greater or less than those shown, subject to the guarantees in the contract. The assumed 5% annual return is only hypothetical. It is not a representation of past or future returns. Actual returns could be greater or less than this assumed rate.

--------------------------------------------------------------------------------

Condensed Financial Information

You will find condensed financial information on each sub-account in Appendix
C. You will find the full financial statements and reports of independent auditors for the variable account in the Statement of Additional Information.

The Issuer

The contract is issued by Transamerica Occidental Life Insurance Company (Transamerica).

We will issue the contract as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. This contract is not available in all states.

This prospectus does not offer the sub-accounts or the fixed account in any jurisdiction where they are not allowed to be sold. We do not authorize any dealer, salesperson or other person to give information or make representations not contained in this prospectus. You should not rely on any information or representation that is not in this prospectus.

Account Value

We will establish and maintain an account for each individual annuity contract and for each certificate issued under a group contract. You, as owner, will receive either an individual annuity contract, or a certificate evidencing your coverage under a group annuity contract. The word "contract" as used herein refers to either the individual contract or the certificate.

Before the annuity date, the account value will depend on the investment experience of each sub-account of the variable account you select. This does not apply to the fixed account. All payments and values provided under the contract when based on the investment experience of the variable account are variable and are not guaranteed as to dollar amount. Therefore, before the annuity date you, as the owner, bear the entire investment risk for amounts you allocate to the variable account.

There is no guaranteed or minimum cash surrender value, so the proceeds of a surrender could be less than the total purchase payments.

Initial Purchase Payment

The initial purchase payment for each contract must generally be at least $5,000. We will waive this minimum if the contract is sold as a qualified contract to certain retirement plans. Generally, each additional purchase payment must be at least $500. We will waive this minimum if you select an automatic payment plan. In no event, however, may the total of all purchase payments under a contract exceed $1,000,000 without our prior approval. The minimum net purchase payment that you may allocate to a sub-account with no current allocations is $500. The minimum amount that you can allocate to a new guarantee period is $1,000. See Contract Application and Purchase Payments.

The Variable Account

The variable account is a separate account, designated as Separate Account VA-2L, divided into sub-accounts. Assets of each sub-account are invested in a specified mutual fund portfolio. Each sub-account uses its assets to purchase, at their net asset value, shares of a specific series or portfolio of the following funds:

 .  Dreyfus Variable Investment Fund;

 .  Dreyfus Investment Portfolios;

 .  Growth Portfolio of Transamerica Variable Insurance Fund, Inc.;

 .  Dreyfus Stock Index Fund; or

 .  The Dreyfus Socially Responsible Growth Fund, Inc.

The Sub-Accounts

The following 28 sub-accounts are currently available for investment in the variable account:

 .  Balanced

 .  Appreciation(/1/)

 .  Disciplined Stock

 .  Growth and Income

 .  International Equity

 .  International Value

 .  Limited Term High Income

 .  Money Market

 .  Quality Bond

 .  Small Cap

 .  Small Company Stock

 .  Special Value

 .  Zero Coupon 2000

 .  Stock Index

 .  Socially Responsible Growth

 .  Core Bond

 .  Core Value

 .  Emerging Leaders

 .  Emerging Markets

 .  European Equity

 .  Founders Discovery

 .  Founders Growth

 .  Founders International Equity

 .  Founders Passport

 .  Japan

 .  Mid Cap Stock

 .  Technology Growth

 .  Transamerica VIF Growth

(/1/Formerly)known as Capital Appreciation.

Each portfolio has distinct investment objectives and policies. These are described in the accompanying prospectuses for the funds. The funds pay their investment adviser and administrators certain fees charged against the assets of each portfolio. The account value, if any, and the amount of any variable annuity payments will vary to reflect the investment performance of all of the sub-accounts you select and the deduction of the charges. See Charges and Deductions on 31. For more information about the funds see The Funds and the accompanying funds' prospectuses.

The Fixed Account

Each amount you initially allocate or transfer to the fixed account will establish a new guarantee period. Each guarantee period will have its own guaranteed interest rate with its own expiration date. The minimum interest rate will be 3% per year. You must allocate at least $1,000 to a new guarantee period. If you withdraw or transfer amounts from a guarantee period before its expiration date, you will generally be subject to an interest adjustment. This will reduce the interest credited to the amount withdrawn to 3%, which is the minimum annual rate.

Investment Option Limit

Currently, you may not elect more than a total of eighteen investment options over the life of the contract. Investment options include each sub-account of the variable account and each guaranteed period of the fixed account.

Transfers Before the Annuity Date

Before the annuity date, you may make transfers among the sub-accounts and the guarantee periods of the fixed account. A "transfer" is the reallocation of amounts between the guaranteed periods of the fixed account and the sub-accounts, among the guarantee periods of the fixed account, and among sub-accounts.

We charge a fee equal to the lesser of $10 or 2% of the transfer amount for each transfer in excess of 18 per contract year. Transfers under certain programs, such as Dollar Cost Averaging, will not count towards the 18 free transfers per contract year. If you transfer amounts from a guarantee period before its expiration date, it will generally be subject to an interest adjustment. This will reduce the interest credited to 3%, the minimum annual rate.

Withdrawals

You may withdraw all or part of the cash surrender value on or before the annuity date. However, amounts you withdraw may be subject to a contingent deferred sales load, depending on how long the withdrawn purchase payments have been held under the contract. Amounts you withdraw may be subject to a premium tax or similar tax, depending upon the state in which you live. Withdrawals may further be subject to any federal, state or local income tax, and a penalty tax. Withdrawals from qualified contracts may be subject to severe restrictions. Except for IRAs and Roth IRAs, qualified contracts are sold only with our prior approval. We will generally deduct the annual account fee on a full surrender of a contract. We will allow only one, and in some states no, partial withdrawal while the systematic withdrawal option is in effect. If you transfer amounts from a guarantee period before its expiration date, it will generally be subject to an interest adjustment. This will reduce the interest credited to 3%, the minimum annual rate. See Cash Withdrawals.

The Contingent Deferred Sales Load/Surrender Charge

We do not deduct a sales charge from purchase payments, although we may deduct premium taxes.

However, if any part of the account value is withdrawn, we may assess a contingent deferred sales load/surrender charge as follows:

                               Contingent Deferred
                                   Sales Load
    Contract Years Since       (as a % of purchase
  Purchase Payment Receipt          payments
  ------------------------        surrendered)
                               -------------------
      Less than 2 years                  6%
2 years but less than 4 years            5%
4 years but less than 6 years            4%
6 years but less than 7 years            2%
          7 or more                      0%

After we have held a purchase payment for seven contract years, you may withdraw the remaining purchase payment without a contingent deferred sales load/surrender charge. You may make withdrawals each contract year before the annuity date up to the allowed amount described below without incurring a contingent deferred sales load.

The allowed amount is equal to:

 . during the first contract year, the accumulated earnings not previously withdrawn;

 . after you have held your contract for at least one full contract year, and only for the first withdrawal in a contract year, the sum of:

  1. 100% of purchase payments not previously withdrawn and received at least seven contract years before the date of withdrawal; plus,

  2. the greater of:

    a) the accumulated earnings not previously withdrawn; or,

    b) 15% of purchase payments received at least one but less than seven complete contract years before the date of withdrawal not reduced to take into account any withdrawals deemed to be made from such purchase payments.

 . after the first contract year and after the first withdrawal in a contract year, the sum of:

  1. 100% of purchase payments not previously withdrawn and received at least seven complete contract years before the date of withdrawal; plus,

  2. accumulated earnings not previously withdrawn.

We will waive the contingent deferred sales load/surrender charge on a withdrawal if the owner is confined to a hospital or nursing care facility for 45 days (30 days in Pennsylvania) out of a continuous 60 day period, and if other conditions are met. We will also waive the contingent deferred sales load in some states if the owner is diagnosed with a terminal illness after the first contract year. The illness must reasonably be expected to result in death within twelve months. See Contingent Deferred Sales Load/Surrender Charge and Cash Withdrawals.

Other Charges and Deductions

We deduct a daily charge referred to as the Mortality and Expense Risk Charge. This charge is equal to a percentage of the value of the net assets in the variable account for the mortality and expense risks assumed. The effective annual rate of this charge is 1.25% of the value of the net assets in the variable account attributable to your contract. See Mortality and Expense Risk Charge. We guarantee that this mortality and expense risk charge will not be increased.

We also deduct a daily charge referred to as the Administrative Expense Charge. This charge equals 0.15% annually of your net asset value in the variable account. It helps cover some of the costs of administering the contract and the variable account. This charge may change, but it is guaranteed not to exceed 0.25% annually. See Administrative Charges.

There is also an administrative charge each year for contract maintenance, referred to as the Account Fee. This fee is currently $30, or 2% of the account value, if less. It will not be assessed for contract years in which the account value exceeds $50,000 on the last business day of the contract year or as of the date the contract is surrendered. For contracts valued less than $50,000, we will deduct the account fee at the end of the contract year or when you surrender the contract, if earlier. We may change the account fee for any contract year. But we guarantee it will not exceed the lesser of $60 or 2% of the account value.

After the annuity date this fee is referred to as the annuity fee. The annuity fee is $30 and will not change.

Currently we impose no fee for the systematic withdrawal option. But we reserve the right to charge for this option in the future.

We charge a transfer fee of $10 or 2% of the transfer amount, whichever is less, for each transfer in excess of eighteen during a contract year. See Transfer Fee.

If you elect the Guaranteed Minimum Income Benefit Rider, there is an annual fee during the accumulation phase (before the annuity date) of 0.30% of the minimum annuitization value. If you annuitize under the rider and elect the guaranteed minimum payment option, there is a guaranteed minimum payment fee at an effective annual rate of 1.25% of the daily net asset value in the separate account.

Charges for state premium taxes, including retaliatory premium taxes, will be imposed in some states. Depending on the applicability of such state taxes, we could deduct the charges from premiums, from amounts withdrawn, and/or from the annuity purchase amount upon annuitization. See Premium Taxes.

In addition, if you withdraw or transfer amounts out of a guarantee period of the fixed account before its expiration date, it will generally be subject to an interest adjustment. This will reduce the interest earned on that amount to 3%, the minimum annual rate.

Annuity Payments

We will make annuity payments either on a fixed basis or a variable basis, or a combination of a fixed and variable basis, as you select. The annuity date cannot be earlier than the first day of the month coinciding with or immediately following the third contract anniversary, except for qualified contracts. We will begin annuity payments on the first day of the calendar month following the annuity date. You have a choice of four annuity forms:

(1) Life Annuity;

(2) Life and Contingent Annuity;

(3) Life Annuity with Period Certain; and

(4) Joint and Survivor Annuity.

Payments on Death Before the Annuity Date

The death benefit will be equal to the greater of:

1. the account value;

2. the Guaranteed Minimum Death Benefit

The Guaranteed Minimum Death Benefit is the greater of:

1) the largest account value on any contract anniversary prior to any owner's or annuitant's 86th birthday, adjusted for any subsequent purchase payments and adjusted withdrawals; or

2) the sum of purchase payments less adjusted withdrawals plus interest at a 5% annual effective rate up to:

  a) the contract anniversary prior to any owner's or annuitant's 86th birthday; or

  b) when this sum has grown to two times the amount of the payments less adjusted withdrawals; or

  c) the death of any owner or annuitant.

We will generally pay the death benefit within seven days of receipt of the required proof of death. We must have sufficient information about the beneficiary to make the payment. We must receive the beneficiary's election of the method of settlement. If we receive no election of the settlement method, we will pay the death benefit no later than one year from the date of death. We do not charge a contingent deferred sales load or interest adjustment. The beneficiary may elect to receive the death benefit as either a lump sum or as an annuity.

Federal Income Tax Consequences

An owner who is a natural person, meaning an individual, rather than a corporation or trust, generally should not be taxed on increases in the account value until a distribution under the contract occurs. A withdrawal or annuity payment, for example, would qualify as a distribution, thereby triggering a taxable event. A deemed distribution would also trigger a taxable event. Deemed distributions occur when owners pledge, loan, or assign a contract as collateral.

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Generally, a portion, up to 100%, of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise. Mandatory withholding may apply for certain qualified contracts. In addition, a federal penalty tax may apply to certain distributions or deemed distributions.

Right to Cancel

You have the right to examine the contract for a limited period, known as a free look period. You can cancel the contract by delivering or mailing a written notice of cancellation, or sending a telegram to our service center. You must do this before midnight of the tenth day (or longer if required by state law) after you receive the contract. If you give us notice and return the contract by mail, notice will be effective on the date we receive the notice. The amount of the refund may depend on the state of issuance. In most cases, we will refund the account value as of the date we receive the written notice and the contract. In some states, you may receive more (or less) than the account value. You should consult your registered representative for the applicable provision. See Purchase Payments and Account Value.

You may request more information by writing:

Transamerica Annuity Service Center
4333 Edgewood Road N.E.
Cedar Rapids, Iowa 52499-0001
or
Call 1-877-717-8861

with any questions concerning your contract.

You should provide the contract number and the owner's and annuitant's names when requesting information regarding a specific contract.

NOTE: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this prospectus and in the prospectuses for the funds. They should be referred to for more detailed information.

For qualified contracts, limits or restrictions may be imposed on purchase payments, withdrawals, distributions, benefits or other contract provisions due to:

 .  the requirements of a particular retirement plan;

 .  an endorsement to the contract; or

 .  limitations or penalties imposed by the Code or the Employee Retirement
   Income Security Act of 1974, as amended.

This prospectus does not describe such limitations or restrictions.

PERFORMANCE DATA

From time to time, we may advertise yields and average annual total returns for the sub-accounts of the variable account. In addition, we may advertise the effective yield of the Money Market Sub-Account.

These figures will be based on historical information and do not indicate future performance.

Yield Calculations

The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that sub-account over a specified seven-day period.

The yield is calculated by assuming:

 . the income generated for that seven-day period is generated each seven-day period over a 52-week period; and

 .  it is shown as a percentage of the investment.

The effective yield is calculated similarly but, when annualized, the income earned by an investment in that sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a sub-account, other than that of the Money Market Sub-Account, refers to the annualized income generated by an investment in the sub-account over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

The yield calculations do not reflect the effect of any contingent deferred sales load or premium taxes that may apply to a particular contract. When the contingent deferred sales load is applied to a particular contract, the yield of that contract will be reduced. For additional information about how yields and total returns are calculated, please refer to the Statement of Additional Information.

Total Returns

Average annual total returns for each sub-account are based on performance data compiled since the sub-account commenced operations. Performance results are also measured over 1, 5 and 10 year time periods. Each return will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment. This will include the deduction of any applicable contingent deferred sales load, but exclude the deduction of any premium taxes.

Performance Information

Performance information for any sub-account reflects only the performance of a hypothetical contract under which account value is allocated to a sub-account during a particular time period on which the calculations are based. It should be considered in light of:

 .  the investment objectives;

 .  investment policies;

 .  characteristics of the portfolios in which the sub-account invests; and

 .  the market conditions during the given time period.

You should not consider it as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

Reports and promotional literature may also contain other information including but not limited to:

1. the ranking of any sub-account derived from rankings of variable annuity separate accounts or their investment products tracked by:

  .  Lipper Analytical Services, Inc.,
  .  VARDS,
  .  IBC/Donoghue's Money Fund Report,
  .  Financial Planning Magazine,

  .  Money Magazine, and

  .  Bank Rate Monitor.

It may also include other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria; and

2. the effect of tax deferred compounding on sub-account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise.

These may include a comparison, at various points in time, of the return from an investment, or returns in general, on a tax-deferred basis, assuming one or more tax rates, with the return on a currently taxable basis. We may also use other ranking services and indices.

In our advertisements and sales literature, we may use charts and graphs to discuss and illustrate:

 .  the implications of longer life expectancy for retirement planning;

 .  the tax and other consequences of long-term investments;

 .  the effects of the lifetime payout option;

 . the operation of certain special investment features in the policy - such as the dollar cost averaging option;

 . the effects of certain investment strategies, such as allocating purchase payments between the fixed account and an equity sub-account; and

 . the Social Security system and its projected payout levels and retirement plans generally.

We may, from time to time, disclose average annual total returns and cumulative total returns for the sub-accounts in non-standard formats. We will assume that no contingent deferred sales load is applicable to these returns. Whenever we show non-standard performance, we will also show standardized performance. You will find additional information about the calculation of performance data in the Statement of Additional Information. We may also advertise performance figures for the sub-accounts based on their performance before the time the variable account started.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT

Transamerica Occidental Life Insurance Company

Transamerica Occidental Life Insurance Company, Transamerica, is a stock life insurance company incorporated under the laws of the State of California on June 30, 1906. It is mainly engaged in the sale of life insurance and annuity contracts. The address for Transamerica is 1150 South Olive Street, Los Angeles, California 90015.

Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. Our principal office is at 1150 South Olive Street, Los Angeles, California 90015, telephone 213-742-2111. Transamerica is indirectly owned by Transamerica Corporation. On July 21, 1999, Transamerica Corporation was acquired by AEGON N.V., one of the world's leading international insurance groups.

Published Ratings

Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of Transamerica. These ratings should not be considered as bearing on the safety or investment performance of assets held in the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers. Once it has completed its analysis of each insurer's financial strength, A.M. Best assigns the insurer a Best Rating.

These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, other rating companies, such as by Standard & Poor's Insurance Ratings Services, Moody's or Duff & Phelps assess our claims-paying ability. They also may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts in accordance with their terms, including its obligations under the fixed account provisions of this contract. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Insurance Marketplace Standards Association

In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result, the industry established the Insurance Marketplace Standards Association (IMSA).

As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

The Variable Account

On May 22, 1992, Transamerica's Board of Directors passed resolutions to establish the Separate Account VA-2L of Transamerica, also referred to as the variable account, under the laws of the State of California. The variable account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management or the investment practices or contracts of the variable account.

The assets of the variable account are owned by Transamerica but they are held separately from the other assets of Transamerica. Section 10506 of the California Insurance Law provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company, except to the extent that assets in the separate account exceed the reserves and other liabilities of the separate account. Income, gains and losses incurred on the assets in the variable account, whether or not realized, are credited to or charged against the variable account without regard to Transamerica's other income, gains or losses.

Therefore, the investment performance of the variable account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account Transamerica maintains.

The variable account has 28 sub-accounts, each of which invests solely in a specific corresponding portfolio. Changes to the sub-accounts may be made at Transamerica's discretion.

THE FUNDS

The companies that provide investment advice and administrative services for the portfolios offered through this contract are listed below. The following portfolios are currently offered through this contract:

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
Balanced Portfolio
Appreciation Portfolio
Disciplined Stock Portfolio
Growth and Income Portfolio
International Equity Portfolio
International Value Portfolio
Limited Term High Income Portfolio
Money Market Portfolio
Quality Bond Portfolio
Small Cap Portfolio
Small Company Stock Portfolio
Special Value Portfolio
Zero Coupon 2000 Portfolio

DREYFUS STOCK INDEX FUND
Managed by The Dreyfus Corporation and Mellon Equity Associates

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Managed by The Dreyfus Corporation

DREYFUS INVESTMENT PORTFOLIOS
Managed by The Dreyfus Corporation
Core Bond Portfolio
Core Value Portfolio
Emerging Leaders Portfolio
Emerging Markets Portfolio
European Equity Portfolio
Founders Discovery Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
Founders Passport Portfolio
Japan Portfolio
MidCap Stock Portfolio
Technology Growth Portfolio

TRANSAMERICA VARIABLE INSURANCE FUND, INC.
Managed by Transamerica Investment Management, LLC
Transamerica VIF Growth Portfolio

Meeting objectives depends on various factors, including, but not limited to, how well the portfolio managers anticipate changing economic and market conditions. You should be aware of the following risks:

 . There is no assurance that any of these portfolios will achieve their stated objectives.

 . An investment in the contract is not insured or guaranteed by the FDIC or any other government agency.

 . Investing in the contract involves certain investment risks, including possible loss of principal.

The portfolios are open-end management investment companies, or portfolios or series of, open-end management companies registered with the SEC under the 1940 Act, that are often referred to as mutual funds. This SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios.

Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. These portfolios are not the same as mutual funds that may have very similar names that are sold directly to the public, and the performance of such publicly available funds, which have different portfolios and expenses, should not be considered as an indication of the performance of the portfolios.

The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio.

The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio as retained assets.

Resolution of Possible Conflicts

Since variable insurance products from other companies as well as Transamerica can invest in all of the portfolios, there is a possibility that a material conflict may arise between the interests of the variable account and other companies. If conflict occurs, the affected insurance companies will take the needed steps to resolve the matter. This may include stopping their separate account from investing in the portfolios.

Sources of Additional Information

You will find additional information in the current prospectuses for the portfolios, which accompany this prospectus, including:

 .  the investment objectives;

 .  the investment policies;

 .  the investment advisory services;

 .  the administrative services; and

 .  charges.

You should read the portfolios' prospectuses carefully before you make any decision concerning the allocation of purchase payments to, or transfers among, the sub-accounts.

Addition, Deletion or Substitution

Transamerica does not control the portfolios. We therefore cannot guarantee that any of the sub-accounts of the variable account or any of the portfolios will always be available to investors for allocation of purchase payments or transfers. We retain the right to make changes in the variable account and in its investments.

We reserve the right to:

 .  eliminate the shares of any portfolio held by a sub-account; or

 . substitute shares of another portfolio or of another investment company for the shares of any portfolio.

If the shares of a portfolio are no longer available for investment or if, in our judgement, a portfolio is not fulfilling its intended purpose within the variable account, we reserve the right to remove it. To the extent required by the 1940 Act, we will inform shareholders in advance of any substitutions. We will also seek the Commission's advance approval before making substitutions. These potentially necessary substitutions should not be construed in any way as preventing or limiting the variable account from purchasing other securities for other series or classes of variable annuity contracts, or from effecting an exchange between series or classes of variable contracts on the basis of requests made by owners.

The Establishment of New Sub-Accounts

At our discretion, based on marketing, tax, investment or other conditions, we can elect to establish new sub-accounts. We will make these new sub-accounts available to our existing contract owners on a basis which we will determine at that time. Each additional sub-account will purchase shares in a portfolio or in another mutual fund or investment vehicle. We may also eliminate one or more sub-accounts if, in our sole discretion, marketing, tax, investment or other conditions so warrant. In the event any sub-account is eliminated, we will notify owners and request a re-allocation of the amounts invested in the eliminated sub-account.

In the event of any substitution or change, we may change the contracts in a way that appropriately reflects substitutions or changes. Furthermore, if we believe it to be in the best interests of persons having voting rights under the contracts, the variable account may be operated as a management company under the 1940 Act or any other form permitted by law. It may also be deregistered under this act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

THE FIXED ACCOUNT

This prospectus is generally intended to serve owners as a disclosure document only for the contract and the variable account. For complete details regarding the fixed account, see the contract itself. The fixed account is not available in all states.

Purchase payments allocated to and amounts transferred to the fixed account become part of Transamerica's general account, which supports insurance and annuity obligations. Interests in the general account have not been registered under the Securities Act of 1933 (the 1933 Act). Nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. The Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed account.

The guarantee periods of the fixed account are part of Transamerica's general account. The general account consists of all Transamerica's general assets, other than those in the variable account, or assets in any other segregated asset account. Instead of the owner bearing the investment risk as with the variable account, we bear the full investment risk for all values in the fixed account. We have the sole right to determine how we will invest the assets of our general account while adhering to applicable laws.

The Interest Rate of the Fixed Account

You bear the risk that after the initial guarantee period we will not credit interest in excess of 3% per year to amounts you allocate to the fixed account.

The allocation or transfer of funds to the fixed account does not entitle you to share in the overall investment returns of Transamerica's general account. Instead, we guarantee that the funds you allocate or transfer to the fixed account will accrue a specified annual interest rate for a specific duration. The rate of interest we credit will always be at least 3% per year. Consequently, if you allocate all net purchase payments only to the fixed account and make no transfers or withdrawals, the minimum amount of the account value will be determinable and guaranteed.

We will establish a new guarantee period of a duration you select from those we are offering on net purchase payments you allocate to the fixed account. Every guarantee period we offer will have a duration of at least one year. The minimum amount you may allocate or transfer to a guarantee period is $1,000. We will credit net purchase payments you allocate to the fixed account on the date we receive the payment at our service center. We will establish a new guarantee period as of the effective date of the transfer for any amount you transfer from another guarantee period, or from a sub-account of the variable account to the fixed account.

We may delay payment of any withdrawal from the fixed account for up to six months after we receive the request. If we delay payment for more than 30 days, we will pay interest on the withdrawal amount up to the date of payment.

Guarantee Periods

Each guarantee period will have its own guaranteed interest rate and expiration date. The guaranteed interest rate applicable to a guarantee period will depend on the date it is established and the duration you choose. The guarantee period you choose may not extend beyond the annuity date.

We reserve the right to change the maximum number of guarantee periods that may be in effect at any one time.

We will establish effective annual interest rates for each guarantee period. The effective annual interest rate we establish for a guarantee period will remain in effect for the duration of the guarantee period. We will credit interest to a guarantee period based on its daily balance at a daily rate which is equivalent to the guaranteed interest rate applicable to that guarantee period for amounts held during the entire guarantee period. Amounts withdrawn or transferred from a guarantee period before its expiration date will be subject to an interest adjustment as described below. In no event will the effective annual interest rate applicable to a guarantee period be less than 3% per year.

Interest Adjustment

Except in certain circumstances, an interest adjustment will be made to any amount withdrawn or transferred from a guarantee period before its expiration date. Any such amount withdrawn or transferred from a guarantee period will be credited with interest at a rate of only 3% per year from the date the guarantee period was established to the date of payment or transfer, regardless of the guaranteed interest rate. This means that any interest in excess of 3% will be forfeited on the amount withdrawn or transferred.

Exceptions to the interest adjustment include:

1. amounts withdrawn within 30 days before the expiration date of the guarantee period;

2. amounts withdrawn from a guarantee period serving as the source account, if available, for dollar cost averaging transfers; and

3. amounts paid as part of a death benefit.

A contingent deferred sales load may apply to withdrawals made at the end of a guarantee period even if there is no interest adjustment made.

Expiration of Guarantee Period

At least 45 days, but not more than 60 days, before the expiration date of a guarantee period, we will notify you of the options available when a guarantee period expires. You may elect one of the following options:

1. transfer the guarantee amount of that guarantee period to a new guarantee period from among those being offered by us. The new guarantee period will be established on the later of:

  a) the date you select; or

  b) the date the notice, in a form and manner acceptable to us, is received at our service center, but in no event later than the day immediately following the expiration date of the previous guarantee period; or

2. transfer the guarantee amount of that guarantee period to one or more sub-accounts of the variable account.

We must receive your notice electing one of these options at our service center before the expiration date of the guarantee period. If such election has not been received by us at our service center, the guarantee amount of that guarantee period will remain in the fixed account. A new guarantee period of the same duration as the expiring guarantee period, if offered, will automatically be established by us with a new guaranteed interest rate. The new guarantee period will start on the day following the expiration date of the previous guarantee period.

If we are not currently offering guarantee periods having the same duration as the expiring guarantee period, the new guarantee period will be the next longer duration. If we are not offering guarantee periods longer than the duration of the expiring guarantee period, the new guarantee period will be the next shorter duration.

If the guarantee amount of an expiring guarantee period is less than $1,000, we reserve the right to transfer such amount to the Money Market Sub-Account of the variable account.

If you make a transfer from a guarantee period within the 30-day period ending on its expiration date, it will not be counted for the purpose of determining the eighteen free transfers per contract year. This transfer will not be subject to any interest adjustment.

THE GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDER

The Guaranteed Minimum Income Benefit Rider may not be available in all states.

The Guaranteed Minimum Income Benefit (GMIB) Rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) 7 years after you elect the rider. If you want to purchase this optional rider, you must do so within 30 days after the contract date or within 30 days after any contract anniversary before you turn 81. Once elected, the GMIB Rider can not be terminated.

The GMIB Rider guarantees:

1) the amount you will have to apply to a GMIB payment option, and

2) if you elect the guaranteed minimum payment option, that a minimum amount of those payments will be guaranteed once you begin to receive them.

By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

Minimum Annuitization Value

The minimum annuitization value on the rider date (the date the rider is added to your contract) is equal to the account value. After that, the minimum annuitization value is equal to the greater of the following:

1) the largest account value on the rider date or on any rider anniversary prior to the earlier of any owner's or annuitant's 86th birthday, adjusted for any subsequent purchase payments (less the sum of all subsequent withdrawals adjusted as below and any premium taxes); or

2) the minimum annuitization value on the rider date plus the sum of all purchase payments received after the rider date, less withdrawals (adjusted as below) and premium taxes, plus interest thereon equal to the annual effective interest rate specified on page one of the rider up to:

  a) the rider anniversary prior to the earlier of any owner's or annuitant's 86th birthday; or

  b) the date the sum of all purchase payments, (less the sum of all adjusted withdrawals and premium taxes), together with credited interest, has grown to two times the amount of all purchase payments (less all adjusted withdrawals and premium taxes) as a result of such interest accumulation, if earlier.

You can annuitize under the GMIB Rider (subject to the conditions described in this section) at the greater of the annuity purchase amount or the minimum annuitization value.

The annual effective interest rate is currently 5% per year; we may, at our discretion, change the rate in the future, but the rate will never be less than 3% per year, and once the rider is added to your contract, the annual rate will not vary during the life of that rider. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the Statement of Additional Information for more information.

The GMIB Rider does not establish or guarantee account value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the account value at otherwise applicable annuity factors. Therefore, the GMIB Rider should be regarded as a safety net.

The minimum annuitization value may only be used to annuitize using the GMIB payment options provided by the GMIB Rider and may not be used with any of the annuity payment options listed in the Annuity Payment section. The GMIB payment options are:

 .  Life Income - An election may be made for "No Period Certain" or "10 Years
   Certain." In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

 . Joint and Full Survivor - An election may be made for "No Period Certain" or "10 Years Certain." Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

The minimum annuitization value is used solely to calculate the GMIB payment and does not establish or guarantee an account value or guarantee performance of any investment option. Other benefits and fees under the rider (the rider fee, the guaranteed payment fee, and the waiting period before the GMIB can be exercised, as well as the annual interest rate) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade

You can upgrade your minimum annuitization value to the account value within 30 days after any rider anniversary before your 88th birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade, the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees. There will be a new waiting period. Please note that the benefits and fees under the new rider may differ from your benefits and fees prior to upgrading.

Conditions of Exercise of the GMIB

You can only annuitize using the GMIB within 30 days after the seventh or later rider anniversary after the GMIB is elected or, in the case of an upgrade of the minimum annuitization value, the seventh or later rider anniversary following the upgrade; we may, at our discretion, change the waiting period before the GMIB can be exercised in the future. You cannot, however, annuitize using the GMIB after the rider anniversary after your 94th birthday (earlier if required by state law). For you convenience, we will

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put the first and last date to annuitize using the GMIB on page one of the rider.

Note Carefully - If you annuitize at any time other than indicated above, you cannot use the GMIB.

It generally will not be to your advantage to upgrade unless your contract value exceeds your minimum annuitization value on the applicable contract anniversary.

Guaranteed Minimum Payment Option

If you elect the guaranteed minimum payment option, annuity payments under the GMIB are guaranteed to never be less than the initial payment. See the Statement of Additional Information for information concerning the calculation of the initial payment.

It is not clear whether payments under the Guaranteed Minimum Payment Option will be treated as fixed or variable payments for federal income tax purposes. You should consult a competent tax adviser on this issue.

Under this option, the payments will also be "stabilized" or held constant during each year after annuitization. During the first year after annuitizing using the GMIB, each stabilized payment will equal the initial payment. On each anniversary of annuitization thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected, and then be held constant at that amount for that year. The stabilized payment on each annuitization anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options.

If you elect not to receive guaranteed minimum payments, your payments:

 .  are not guaranteed and may be less than the initial payment;

 . will vary according to the investment performance of the investment options you select; and

 .  will not be stabilized.

See the Statement of Additional Information for additional information concerning stabilized payments.

GMIB Rider Fee

A rider fee, currently 0.30% of the minimum annuitization value on the each rider anniversary, is charged annually on the rider anniversary prior to annuitization. We will also charge this fee if you take a complete withdrawal. The rider fee is deducted from each variable sub-account in proportion to the amount of account value in each sub-account.

Guaranteed Minimum Payment Fee

If you elect the guaranteed minimum payment option, a guaranteed minimum payment fee, currently equal to an effective annual rate of 1.25% of the daily net asset value in the variable investment options, is reflected in the amount of the variable payments you receive. The guaranteed minimum payment fee is included on page one of the rider.

Termination of the GMIB Rider

The GMIB Rider is irrevocable. You have the option not to use the benefit of the rider but you will not receive a refund of any fees you have paid. The GMIB Rider will terminate upon the earliest of the following:

 . annuitization (you can get guaranteed minimum payments if you so elect if you annuitize using the GMIB),

 . upgrade of the minimum annuitization value (although a new rider will be issued),

 .  termination of your contract, and

 . 30 days after the last date to annuitize under the rider as specified on the first page of your rider.

THE CONTRACT

The contract is a flexible purchase payment multi-funded individual deferred annuity contract. The rights and benefits under the contract, or in the certificate and group contract, are described below and in the contract. We reserve the right to modify the individual contract and the group contract and its certificates so that they conform to any federal or state statute, rule or regulation. Such modifications will give contract owners the benefits of these changes. We are responsible for the obligations stated in the contract.

The contracts may be used for IRAs and Roth IRAs that qualify for special federal income tax treatment.

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With our prior approval, the contracts may also be available as as Section
403(b) annuities and for use in Section 401(a) qualified pension and profit sharing plans established by corporate employers. Generally, qualified contracts contain restrictive provisions limiting the timing and amount of payments and distributions from the qualified contract.

The owner designates the annuitant. The annuitant can be the same person as the owner and must be the same person in the case of certain qualified contracts.

Annuity payments will be made to the annuitant after the annuity date unless, in the case of a non-qualified contract, the owner changes the payee after the annuity date.

For each contract, a different account will be established and values, benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each contract, unless otherwise noted.

CONTRACT APPLICATION AND
PURCHASE PAYMENTS

Purchase Payments

Please send all of your purchase payments to our service center. We will send you a confirmation to acknowledge the acceptance of each purchase payment.

The initial purchase payment for each contract must generally be at least $5,000. We may, at our discretion, accept lower initial purchase payments for certain qualified contracts.

We will ordinarily issue the contract and derive the net purchase payment from the initial purchase payment within two days of receipt of a properly completed application and the purchase payment. At this time, the contract is accepted and funded with your purchase payment. A net purchase payment is defined as a purchase payment minus any applicable premium taxes. Acceptance of the application is subject to it being received in good order. We reserve the right to reject any application or purchase payment. Contracts normally will not be issued if an owner or annuitant is more than 90 years old, although we, in our discretion, may waive this restriction in certain cases.

If the initial purchase payment allocated to the variable sub-account(s) cannot be credited within two days of receipt because the information is incomplete, or for any other reason, we will contact you. We will explain the reason for the delay and will refund the initial purchase payment within five business days. If you consent to our retaining the initial purchase payment, we will credit it to the variable sub-account of your choice as soon as the requirements are fulfilled.

Ten Day Cancellation Option

Each contract provides for a free look period of 10 days (or longer if required by state law) after receipt of the contract during which you may cancel the contract. To cancel the contract you must return it to us with a written notice of cancellation. In most states, including for some ages of owners in some states, and in all states for IRAs, we will refund the greater of the purchase payments or account value as of the date the written notice and the contract are received by us. In some states you may receive a refund of more (or less) than the account value. You should consult your registered representative or investment adviser (or see your contract) for the applicable provision.

Additional Purchase Payments

You may make additional purchase payments into the contract at any time before the annuity date, as long as the annuitant or contingent annuitant is living. Additional purchase payments must be at least $500, or at least $100 if paid through an automatic payment plan. If you use an automatic payment plan, we will automatically deduct the additional purchase payments from a bank account. In addition, minimum allocation amounts apply. Additional net purchase payments are credited to the contract as of the date the payment is received. Currently, additional purchase payments may not be made to Section 401(a) and Section 403(b) annuity contracts.

Total purchase payments for any contract may not exceed $1,000,000 without our prior approval. In no event may the sum of all purchase payments for a contract during any taxable year exceed the limits imposed by any applicable federal or state laws, rules, or regulations.

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Choosing One or More Investment Options

You specify how purchase payments will be allocated under the contract. You may allocate the net purchase payments between and among one or more of the sub-accounts of the variable account and the guarantee periods of the fixed account. Portions must be whole number percentages and any allocation percentage for a sub-account must be at least 10%. If an allocation of an additional net purchase payment is directed to an inactive sub-account, then the amount allocated must be at least $500. If an allocation of an additional net purchase payment is directed to a new guaranteed period of the fixed account, then the amount allocated must be at least $1000.

Each net purchase payment will be subject to the allocation percentages in effect at the time of receipt of such purchase payment. You may change the allocation percentages for new purchase payments among the sub-accounts and the guarantee period at any time by submitting a request for such change, in a form acceptable to us, to our service center. Any changes to the allocation percentages are subject to the limitations above. Any change will take effect with the first purchase payment we receive with or after the request for such change at our service center, and will continue in effect until you change it again.

Investment Option Limit

Currently, you may not allocate account value to more than eighteen investment options over the life of the contract. Investment options include sub-accounts of the variable account and guarantee periods of the fixed account. Each sub-account and each duration of a guarantee period of the fixed account that ever received a transfer or purchase payment allocation count as one towards this total of eighteen limit. We may waive this limit in the future.

For example, if you make an allocation to the Money Market Sub-Account and later transfer all amounts out of this Money Market Sub-Account, it would still count as one for the purposes of the limitation even if it held no value. If you transfer from a sub-account to another sub-account and later back to the first, the count towards the limitation would be two, not three. If you select a guarantee period and renew for the same term, the count will be one. If you renew to a guarantee period with a different term, the count will be two.

ACCOUNT VALUE

Before the annuity date, the account value is the sum of:

 .  the fixed account accumulated value; plus

 .the variable account accumulated value.

The fixed account accumulated value is the total dollar amount of all guarantee amounts held under the fixed account for the contract before the annuity date. The fixed account accumulated value is determined without any interest adjustment. The variable account accumulated value is the total dollar amount of all variable accumulation units under each sub-account of the variable account held for the contract before the annuity date. The variable account accumulated value before the annuity date is equal to:

a) net purchase payments allocated to the sub-accounts; plus or minus

b) any increase or decrease in the value of the assets of the sub-accounts due to investment results; less

c) the daily mortality and expense risk charge; less

d) the daily administrative expense charge; less

e) any reductions for the annual account fee and GMIB rider fee, if applicable; plus or minus

f) amounts transferred from or to the fixed account; less

g) any applicable transfer fees and systematic withdrawal option fees; and less

h) any withdrawals from the sub-accounts less any premium tax applicable to those withdrawals.

The variable accumulated value is expected to change from valuation period to valuation period. The changes reflect the investment performance all of the selected portfolios, and also reflect the deductions for charges. A valuation period is the period between successive valuation days. It begins at the close of the New York Stock Exchange, generally 4:00 p.m. ET, on each valuation day. It ends at the close of the New York Stock Exchange on the next succeeding valuation day. A valuation day is each day that the New York Stock Exchange is open for regular business. The value of the variable account assets is determined at the end of each valuation day. To determine the value of an asset on a day that is not a valuation day, the value

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of that asset as of the end of the next valuation day will be used.

How Your Variable Accumulation Units Are Created

When you pay purchase payments into your contract, those payments are used to purchase variable accumulation units in the sub-accounts in which you have chosen to invest. At the end of each valuation period during which we received purchase payments, you will be credited with variable accumulation units. The number of units you receive is determined by dividing:

 .  the portion of each net purchase payment allocated to the sub-accounts, by

 .  the variable accumulation unit value, at the end of the valuation period.

When you pay your first purchase payment, which is defined as the initial net purchase payment, variable accumulation units for that payment are credited to the account value.

The variable accumulation units credited to your contract as the result of your initial net purchase payment are credited to your contract's value within two valuation days of:

1. the date upon which our service center receives an acceptable and properly completed application; and

2. the date upon which our service center receives the initial purchase payment.

The variable accumulation units credited to your contract as the result of subsequent purchase payments will be credited to your contract's value at the end of the valuation period during which we received your payment.

How Variable Accumulation Unit Values Are Calculated

The value of a variable accumulation unit for each sub-account for a valuation period is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the sub-account's net investment factor for the valuation period. The value of a variable accumulation unit may go up or down.

The net investment factor is used to determine the value of accumulation and annuity unit values for the end of a valuation period. The applicable formula can be found in the Statement of Additional Information.

Transferring Among Sub-Accounts

When you transfer purchase payment dollars among the sub-accounts, those transfers will result in the purchase and/or cancellation of variable accumulation units. The value of these units will equal the total dollar amount you are transferring to or from a sub-account. These transactions are valued at the end of the valuation day on which you performed your transaction.

TRANSFERS

Before the Annuity Date

Before the annuity date, you may transfer any portion of the account value among the sub-accounts and the guarantee periods then offered by us. You can make transfers by giving a written request to our service center subject to the following conditions:

 .  the minimum amount that may be transferred is $500; and

 .  the minimum transfer to an inactive sub-account is $500; and

 .  the minimum transfer required to establish a new guarantee period is $1,000.

Transfers are also subject to terms and conditions that may be imposed by the portfolios.

Your transfer request must specify:

 .  the sub-account or guarantee period from which the transfer is to be made;

 .  the amounts you wish to transfer, subject to the minimum transfer amount;
   and

 .  the sub-account or guarantee period you wish to receive the transfer.

We impose a transfer fee equal to the lesser of $10 or 2% of the amount of the transfer for each transfer over 18 in a contract year. We also reserve the right to:

 .  waive the transfer fee;

 .  vary the number of transfers without charge (but not fewer than 12); or

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


 .  not count transfers under certain options or services.

The transfer will generally be effective on the date your request is received at our service center. If the transfer is made from a guarantee period before its expiration date, it will be subject to an interest adjustment.

If a transfer from a guarantee period is made within the 30-day period ending on its expiration date, we will not count it for purposes of the 18 allowable transfers. It will also not be subject to any interest adjustment.

If a transfer reduces the value in a sub-account to less than $500, then we reserve the right to transfer the remaining amount along with the amount you requested to be transferred according to your transfer instructions. Under current law, there will not be any tax liability to you as the owner if you make a transfer.

Telephone Transfers

We will allow telephone transfers if you have provided proper authorization for such transfers. We will provide you with limitations and rules for these transfers. We reserve the right to suspend telephone transfer privileges at any time, for some or all contracts, for any reason. Withdrawals are not permitted by telephone.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. However, we may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers may include:

a) requiring some form of personal identification before acting on instructions received by telephone;

b) providing written confirmation of the transaction; and/or

c) tape recording the instructions given by telephone.

Possible Restrictions

We reserve the right without prior notice, to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfers, at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. We have determined that the movement of significant sub-account values from one sub-account to another may prevent the portfolio impacted by these transfers from taking advantage of investment opportunities. This occurs because the portfolio must maintain a significant cash position in order to handle redemptions.

The contract you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to a portfolio. We reserve the right to reject any premium payment or transfer request from any person, if, in our judgment, an underlying fund portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if a portfolio would reject our purchase order.

Such large and sudden movement of assets in any one portfolio may also cause a substantial increase in portfolio transaction costs. These costs must be indirectly borne by owners. Therefore, we reserve the right to require that all transfer requests be made by you, the owner and not by a third party holding a power of attorney. We may also require that each transfer request be made by a separate communication to us. We also reserve the right to request that each transfer request be submitted in writing and be manually signed by the owner or owners.

Dollar Cost Averaging

Before the annuity date, you, as the owner, may request that a designated amount of money be automatically transferred from one, and only one, of the sub-accounts which invests in:

 .  the Money Market Portfolio;

 .  the Quality Bond Portfolio;

 .  the Limited Term High Income Portfolio.

Or you can have it transferred from the fixed account. This money may be transferred to any of the sub-accounts on a monthly basis by submitting a

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request to our service center. The request must be in a form and manner acceptable to us. You may not DCA into the fixed account. You may be able to transfer amounts from other source accounts in addition to the Money Market, Quality Bond and Limited Term High Income Sub-Accounts. These other source accounts can include the shortest guarantee period. Call our service center for the availability of source account options. Your transfers will begin the month after we receive your request (however, you must wait at least one week after we receive it). Dollar cost averaging transfers will not begin until 30 days after the contract date.

Transfers will continue for the duration you selected unless terminated:

1. by you;

2. automatically by us because there are insufficient funds in the source account, or

3. for other reasons as set forth in the contract. You may request that monthly transfers be continued. You can accomplish this by giving notice to our service center in a form and manner acceptable to us within 30 days before the last monthly transfer. If no request to continue the monthly transfers is made by you, this option will terminate automatically with the last transfer.

In order to be eligible for dollar cost averaging, the owner must meet the following conditions:

1. the value of the source account must be at least $5,000;

2. the minimum amount that you may transfer out of the source account is $250 per month; and

3. the minimum amount transferred into any other sub-account is the greater of $250 or 10% of the amount being transferred.

Please note that dollar cost averaging transfers can not be made from a source account from which you are receiving systematic withdrawals or automatic payouts.

You will not be charged for the dollar cost averaging service. Transfers that result from dollar cost averaging practices will not count toward your 18 free transfers. We will make no interest adjustments on dollar cost averaging transfers from the fixed account if we allow it as a source account.

Special Dollar Cost Averaging Option

(May not be available in all states. See contract for availability of the fixed account options.)

When you make a purchase payment to the contract, you may elect to allocate the entire purchase payment to either the six or twelve month special Dollar Cost Averaging accounts of the fixed account. The purchase payment will be credited with interest at a guaranteed fixed rate. Amounts will then be transferred from the special Dollar Cost Averaging account to the variable sub-accounts pro rata on a monthly basis for six or twelve months (depending on the option you select) in the allocations you specified when you applied for the contract.

Amounts from the sub-accounts and/or fixed account options may not be transferred into the special Dollar Cost Averaging accounts. In addition, if you request a transfer (other than a Dollar Cost Averaging transfer) or a withdrawal from a special Dollar Cost Averaging account, any amounts remaining in the special account will be transferred to the variable sub-accounts according to your original allocation instructions. The special Dollar Cost Averaging option will end and cannot be reelected. The special Dollar Cost Averaging Option cannot be in effect at the same time the regular Dollar Cost Averaging is in effect.

Automatic Asset Rebalancing

When you allocate purchase payments to certain portfolios in certain percentages, you define how you want your investments to perform. Changing market conditions affect each portfolio's performance, and can throw your allocations out of balance. You may instruct us to automatically rebalance the amounts by reallocating them among the variable sub-accounts, at the time and in the percentages that you specify. You must specify automatic asset rebalancing in your instructions to us. As the owner, you may elect to have the rebalancing done on an annual, semi-annual or quarterly frequency, and on a contract-year or calendar-year basis. You may also elect to have amounts allocated among the sub-accounts using whole percentages, with a minimum of 10% allocated to each sub-account.

You may elect to establish, change or terminate the automatic asset rebalancing by submitting a request to our service center in a form and manner acceptable to us. Automatic asset rebalancing will

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not count towards the limit of 18 free transfers in a contract year. There is currently no charge for the automatic asset rebalancing. However, we reserve the right to charge a nominal amount for this feature. We also reserve the right to discontinue offering automatic asset rebalancing at any time and for any reason.

After the Annuity Date

If you elect a variable annuity payout option, you may make transfers among sub-accounts after the annuity date by submitting a request in a form acceptable to us to our service center. Your request will be subject to the following provisions:

1. transfers after the annuity date may be made no more than four times during any annuity year; and

2. the minimum amount transferred from one sub-account to another is the amount needed to support a current $75 monthly payment.

Your transfers among sub-accounts during the annuity period will be processed based on the formula outlined in the Statement of Additional Information.

CASH WITHDRAWALS

Withdrawals

You may generally withdraw all or part of your contract's surrender value at any time during the life of the annuitant and before the annuity date. You can do this by giving a written request to our service center. Your request will be subject to the rules below. Federal or state laws, rules or regulations may also apply. You cannot make withdrawals after the annuity date. Withdrawals may be taxable and subject to a penalty tax. Withdrawals from qualified contracts may be restricted or prohibited.

If you surrender your contract on or before the annuity date we will pay you the cash surrender value. The cash surrender value is equal to:

 .  the account value; minus

 .  any account fee; minus

 .  any interest adjustment; minus

 .  any applicable contingent deferred sales load; minus

 .  any GMIB rider fee; and minus

 .  any applicable premium taxes.

If the account value exceeds $50,000 on the date the contract is surrendered, and where permitted by law, we will waive the account fee. A full surrender of your contract will result in a cash withdrawal payment equal to the contract's cash surrender value at the end of the valuation period during which we receive your request with all of your completed forms.

Only one partial withdrawal will be allowed while the systematic withdrawal option is in effect. Partial withdrawals must be at least $500.

In the case of a partial withdrawal, you may instruct our service center as to the amounts to be withdrawn from each sub-account or fixed account. If you do not specify from where the withdrawal is to be made, the withdrawal will be taken pro rata from all sub-accounts with current values. If the requested withdrawal reduces the value of the sub-account to less than $500, we reserve the right to transfer the remaining value of that sub-account pro rata. If no such sub-accounts exist, such transfer will be made to the Money Market Sub-Account. You will be notified in writing of any such transfer.

A partial withdrawal will not be processed if it would reduce the account value to less than $2,000. In that case, you will be notified that you will have 10 days from the date notice is mailed to:

a. withdraw a lesser amount, subject to the $500 minimum, leaving an account value of at least $2,000; or

b. surrender the contract for its cash surrender value.

Amounts payable will be determined as of the end of the valuation period during which the subsequent instructions are received. If, after the expiration of the 10-day period, no written election is received from you, your withdrawal request will be considered null and void, and no withdrawal will be processed.

Fees and Taxes Relating to Withdrawals or Surrenders

The account fee, unless waived, and the GMIB rider fee, if applicable, will be deducted from a full surrender before the application of any contingent deferred sales load. Your withdrawals may be taxable transactions. The Code requires us to withhold federal income tax from withdrawals.

However, as an owner, you generally will be entitled to elect, in writing, not to have tax withholding apply. This is true except for distributions from certain qualified contracts that may be subject to mandatory 20% withholding. Withholding applies to the portion of the withdrawal which is includible in income and subject to federal income tax. The federal income tax withholding rate for partial withdrawals and full surrenders is currently 10%, or 20% for certain qualified contracts, of the taxable amount of the withdrawal. Withholding applies only if the taxable amount of the withdrawal is at least $200. Some states also require withholding for state income taxes. Moreover, the Code provides that a 10% penalty tax may be imposed on the taxable portions of distributions for certain early withdrawals.

Withdrawals, including surrender requests, generally will be processed as of the end of the valuation period during which the request, including all completed forms, is received. Payment of any cash withdrawal or lump sum death benefit due from the variable account will occur within seven days from the date we receive your request, except that we may postpone such payment if:

1. the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. an emergency exists as defined by the Commission, or the Commission requires that trading be restricted; or

3. the Commission permits a delay for the protection of owners.

The withdrawal request will be effective when all appropriate forms are received. Payments of any amounts derived from purchase payments paid by check may be delayed until the check has cleared your bank. When a withdrawal is made from a guarantee period before its expiration date, the amount withdrawn will generally be subject to an interest adjustment. The payment of a withdrawal from the fixed account may be delayed for up to six months. If payment is delayed for more than 30 days, interest will be paid on the withdrawal amount up to the date of payment.

You, as the owner, assume the investment risk for amounts allocated to the variable account. Certain withdrawals are subject to a contingent deferred sales load. The total amount paid upon surrender of the contract, taking into account any prior withdrawals, may be more or less than the total purchase payments paid.

Additional Withdrawal and Surrender Provisions

After a withdrawal of the total cash surrender value, or at any time that the account value is zero, all of your rights as the owner will terminate.

Qualified contracts offered by the prospectus, except IRA's and Roth IRAs, are only offered with our prior approval. They will be issued in connection with retirement plans which meet the requirements of the Code. You should refer to the terms of the particular retirement plans for any additional limitations or restrictions on your cash withdrawals, as these limitations or restrictions may supercede those of the contract issued by us.

You may elect, under the systematic withdrawal option or automatic payout option (but not both), to withdraw certain amounts on a periodic basis from the sub-accounts before the annuity date.

Systematic Withdrawal Option

Before to the annuity date, you may elect to have withdrawals automatically made from one or more sub-account(s) on a monthly basis. You can do this by giving written notice to our service center. Other distribution modes may be allowed. The withdrawals will begin the month following, but no sooner than one week following, receipt of your written notice. Please note, however, payments will not begin sooner than the later of:

a. 30 days after the contract date; or

b. the end of the free look period, allowing 5 days for delivery of the contract by mail.

Upon written notice to you, we may change the day of the month on which withdrawals are made under this option. Withdrawals will be from the sub-account, or sub-accounts, and in the percentage allocations specified by you. If no specifications are made, withdrawals will be pro rata from all sub-accounts. Systematic withdrawals can not be made from a sub-account from which dollar cost averaging transfers are being made.

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Eligibility and Rules of the Systematic Withdrawal Option

To be eligible for the systematic withdrawal option:

 . the account value must be at least $12,000 at the time you elect to use this option;

 .  the minimum monthly amount that can be withdrawn is $100; and

 . the maximum monthly amount that can be withdrawn on an annual basis is equal to the sum, as of the date of the first withdrawal, of:

  a. 10% of purchase payments that are less than seven contract years old;
     and

  b. 10% of remaining purchase payments that are at least seven contract years old.

Systematic withdrawals are not subject to the contingent deferred sales load but can be reduced by any applicable premium tax. Systematic withdrawals may be taxable, subject to withholding, and subject to the 10% penalty tax.

Systematic withdrawals will continue unless you terminate them or they are automatically terminated by us as described in the contract. If this option is terminated it may not be used again until the next contract anniversary. In some states, no partial withdrawal may be made while the systematic withdrawal option is in effect. Any partial withdrawal will automatically terminate the systematic withdrawal option. Any portion of such partial withdrawal which exceeds the allowed amount for withdrawals will be subject to a contingent deferred sales load. In other states, only one partial withdrawal can be made while the systematic withdrawal option is in effect. Making more than one partial withdrawal while this option is in effect will automatically terminate the systematic withdrawal option.

We reserve the right to impose an annual fee of an amount not to exceed $25 per contract year for administrative expenses associated with processing the systematic withdrawals. This fee, which is currently waived, will be deducted from each systematic withdrawal in equal installments during a contract year. The systematic withdrawal option is not available with the fixed account. Consult your tax adviser and, if applicable, the particular retirement plan, before requesting withdrawals from a qualified contract. There may be severe restrictions on withdrawals from qualified contracts.

Automatic Payout Option, or APO

Before the annuity date, you may elect the automatic payout option, referred to as the APO, to satisfy minimum distribution requirements under the Code for certain qualified contracts.

DEATH BENEFIT

If an owner or annuitant dies before the annuity date, a death benefit is payable. The death benefit will be equal to the greatest of:

(1) the account value on the date we receive the required information (see below); or

(2) the Guaranteed Minimum Death Benefit, plus additional purchase payments received, less any partial withdrawals and any applicable premium taxes from the date of death to the date of payment of death proceeds.

Guaranteed Minimum Death Benefit

The Guaranteed Minimum Death Benefit (GMDB) is equal to the greater of:

1) the largest account value on the contract date or on any contract anniversary prior to the earlier of the date of death or any owner's or annuitant's 86th birthday, adjusted for any subsequent purchase payments (less the sum of all subsequent adjusted partial withdrawals and any premium taxes applicable to those withdrawals); or

2) the sum of all purchase payments, less adjusted partial withdrawals and any premium taxes applicable to those withdrawals, plus interest thereon equal to a 5% annual effective rate, credited on a daily basis up to:

  a) the contract anniversary prior to the earlier of any owner's or annuitant's 86th birthday;

  b) the date the sum of all purchase payments, (less the sum of all adjusted partial withdrawals and any premium taxes), together with credited interest, has grown to two times the amount of all purchase payments (less all adjusted partial withdrawals and any premium taxes) as a result of such interest accumulation, if earlier; or

  c) the date of death of any owner or annuitant.

For contracts purchased by any owner or with an annuitant age 85 or older, the Guaranteed Minimum Death Benefit available will be the sum of all purchase payments, less adjusted partial withdrawals and any premium taxes applicable to these withdrawals.

The death benefit will be determined as of the valuation period during which the later of:

a) proof of death of the owner or annuitant is received by our service center;
   or

b) written notice of the method of settlement elected by the beneficiary is received at our service center.

If no settlement method is elected, the death benefit will be calculated and paid as of a date no later than one year after the date of death. No contingent deferred sales load will apply. Until the death benefit is paid, the account value allocated to the variable account will remain in the sub-accounts as previously specified by the owner, or in the sub-accounts as reallocated according to instructions received by us from all beneficiaries. Therefore, the account value will fluctuate with the investment performance of the applicable sub-accounts. As a result, the amount of the death benefit will depend on the account value at the time the death benefit is paid. There is no extra charge for the death benefit, and it applies automatically, i.e., no election by the owner is necessary.

(The GMDB may not be available in all states.)

Adjusted Partial Withdrawals

When you request a partial withdrawal, your guaranteed minimum death benefit may be reduced by an amount called the adjusted partial withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total purchase payments. We have included a detailed explanation of this adjustment in the Statement of Additional Information.

Payment of Death Benefit

The death benefit is generally payable upon receipt of proof of death of the annuitant or owner. Where the owner is not an individual, the death benefit is generally payable upon receipt of proof of death of the annuitant. Once our service center receives this proof and the beneficiary's choice of a method of settlement, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information to make the payment. The death benefit may be paid in a lump sum cash benefit. Subject to any limitations under any state or federal law, rule, or regulation, it may be paid under one of the annuity forms, unless a settlement agreement effective under the contract prevents this choice. If no settlement method is elected within one year of the date of death, the death benefit will be paid in a lump sum. The payment of the death benefit may be subject to certain distribution requirements under the federal income tax laws.

Designation of Beneficiaries

You, as the owner, may select one or more beneficiaries and name them in a form and manner acceptable to us. If you select more than one beneficiary, unless you indicate otherwise, they will each share equally in any death benefits payable. Different beneficiaries may be named with respect to the annuitant's death and the owner's death. Respectively, these individuals are referred to as the annuitant's beneficiary and the owner's beneficiary. Before the annuitant's death, you may change the beneficiary by notice to our service center in a form and manner acceptable to us. You may also make the designation of beneficiary irrevocable by sending notice to and obtaining approval from our service center. Irrevocable beneficiaries may only be changed with the written consent of the designated irrevocable beneficiaries, except to the extent required by law.

The interest of any beneficiary who dies before the owner or annuitant will terminate at the death of said beneficiary. The interest of any beneficiary who dies at the time of, or within 30 days after, the death of the owner or annuitant will also terminate if no benefits have been paid, unless the contract has been endorsed to provide otherwise. The benefits will then be paid as though the beneficiary had died before the owner or annuitant. If the interests of all designated beneficiaries have terminated, any benefits payable will be paid to the owner's estate.

We may rely on an affidavit by any responsible person in determining the identity or non-existence of any beneficiary not identified by name.

Death of Annuitant Before the Annuity Date

If the annuitant dies before the annuity date and the annuitant is not the owner and there is no contingent annuitant, a death benefit under the contract relating to that annuitant will be paid to the annuitant's beneficiary. If there is a contingent annuitant, then upon the death of the annuitant the contingent annuitant will become the annuitant and no death benefit will be paid at that time.

Death of Owner Before the Annuity Date

If an owner dies before the annuity date, a death benefit will be paid to that owner's beneficiary. If the contract has joint owners, the surviving joint owner will be deemed the owner's beneficiary. If the owner's beneficiary is the deceased owner's spouse, then the spouse may elect to continue the contract as his or her own or receive payment of the death benefit. If the spouse elects to continue the contract, an amount equal to the excess, if any, of the Death Benefit over the account value will then be added to the account value. This amount will be added only once, at the time of such election. Furthermore, all future contingent deferred sales loads will be waived. The payment of the death benefit may be subject to certain distribution requirements under the federal income tax laws.

Death of Annuitant or Owner After the Annuity Date

If the annuitant or an owner dies after the annuity payments start, the remaining undistributed portion, if any, of the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such death. Under some annuity forms, there will be no death benefit. If the owner is not the annuitant, upon an owner's death, any remaining ownership rights will pass to the owner's beneficiary.

CHARGES AND DEDUCTIONS

No deductions are made from purchase payments except for any applicable premium taxes. Therefore, the full amount, less any premium taxes, of the purchase payments are invested in one or more of the sub-accounts of the variable account or the fixed account.

As more fully described below, charges under the contract are assessed in three ways:

1. as deductions for the contract or annuity fees, any transfer fees, rider fees, systematic withdrawal option or asset rebalancing fees, (if any), any interest adjustment (for withdrawals from the fixed account) and, if applicable, for premium taxes;

2. as charges against the assets of the variable account for the assumption of mortality and expense risks and administrative expenses; and

3. as contingent deferred sales loads.

In addition, certain deductions are made from the assets of the funds for investment management fees and expenses. These fees and expenses are described in the funds' prospectuses and their statements of additional information.

Contingent Deferred Sales Load/Surrender Charge

No deduction for sales charges is made from your purchase payments, although premium taxes may be deducted. However, a contingent deferred sales load, or surrender charge, of up to 6% of purchase payments paid may be imposed on certain withdrawals or surrenders from the account value to partially cover certain expenses incurred by us relating to the sale of the contracts, including commissions paid to salespersons, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

We may also deduct the contingent deferred sales load if you annuitize your contract.

The contingent deferred sales load/surrender charge percentage varies according to the number of contract years between the contract year in which a net purchase payment was credited to the contract and the contract year in which the withdrawal is made. The amount of this charge is determined by multiplying the amount withdrawn and subject to the contingent deferred sales load by the contingent deferred sales load percentage according to the following table.

Number of Contract Years       Contingent
Since Receipt of Each           Deferred
Purchase Payment               Sales Load
------------------------       ----------
Less than one year                  6%
1 year but less than 2 years        6%
2 years but less than 3 years       5%
3 years but less than 4 years       5%
4 years but less than 5 years       4%
5 years but less than 6 years       4%
6 years but less than 7 years       2%
7 or more years                     0%

In no event will the total contingent deferred sales load/surrender charge assessed against the contract exceed 6% of the aggregate purchase payments paid to a contract.

Certain amounts may be withdrawn free of any contingent deferred sales load. You may make withdrawals up to the allowed amount without incurring a contingent deferred sales load/surrender charge each contract year before the annuity date. During the first contract year, the allowed amount is equal to accumulated earnings not previously withdrawn.

For the first withdrawal, and only the first withdrawal in a contract year after the first contract year, the available allowed amount you may withdraw is equal to the sum of:

1. 100% of purchase payments not previously withdrawn and received at least seven contract years before the date of withdrawal; plus

2. the greater of:

  a. accumulated earnings not previously withdrawn; or

  b. 15% of purchase payments received at least one but less than seven complete contract years before the date of withdrawal not reduced to take into account any withdrawals deemed to be made from such purchase payments.

After the first withdrawal in a contract year after the first contract year, the available allowed amount is equal to the sum of:

1. 100% of purchase payments not previously withdrawn and received at least seven contract years before the date of withdrawal; plus

2. accumulated earnings not previously withdrawn.

Withdrawals will always be made first from your accumulated earnings, and then from your purchase payment on a first-in first-out basis. This is done so that accumulated earnings may be depleted with the first withdrawal and the 15% of purchase payments discussed above is not used in the calculation of the allowed amount. If an allowed amount is not withdrawn during a contract year, it does not carry over to the next contract year. However, accumulated earnings, if any, in your certificate value are always available as the allowed amount. No withdrawals are allowed from purchase payments made by a check which has not cleared.

Some contract owners may hold contracts issued before 1995 which, when originally issued, provided for an allowed amount which was equal to the sum of:

1. all purchase payments not previously withdrawn and held more than seven contract years; plus

2. 10% of purchase payments held between one and seven contract years not reduced by any withdrawals made by the owner from such purchase payments.

Under these contracts, withdrawals were made first from purchase payments on a first-in, first-out basis, then from earnings. The allowed amount that applies to these owners will be determined by whichever formula provides them with the larger amount available, for full surrenders only, without a contingent deferred sales load.

No contingent deferred sales load will be charged on the allowed amount if a contract is surrendered and you were eligible to withdraw the amount without charge but had not made such a withdrawal during the contract year. In addition, no contingent deferred sales load is charged:

1. upon annuitization after the first three contract years to an option involving life contingencies;

2. upon payment of the death benefit;

3. upon transfers of account value among the sub-accounts and the guarantee periods;

4. under the systematic withdrawal option; or,

5. in some circumstances, under the automatic payout option.

Any applicable contingent deferred sales load will be deducted from the amount requested for both partial withdrawals and full surrenders. The contingent deferred sales load and any rider fee or premium tax applicable to a withdrawal from the fixed account will be deducted from the amount withdrawn after the interest adjustment, if any, is applied and before payment is made to you.

The contingent deferred sales load arising from a withdrawal or surrender of the contract will be waived if you receive extended medical care in a licensed hospital or nursing care facility for a least 45 days (30 days for contracts issued in Pennsylvania) during any continuous 60 day period beginning on or after the first contract anniversary and the request for the withdrawal or surrender, together with proof of such extended care, is received at our service center during the term of such care or within 90 days after the last day upon which you received such extended care. This waiver of the contingent deferred sales load may not be available in all states and does not apply if you are receiving extended medical care in a licensed hospital or nursing care facility at the time you applied for the contract or at the contract date.

Additionally, in some states, the contingent deferred sales load arising from a withdrawal or surrender of the contract will be waived if you are diagnosed, after the first contract year, with a terminal illness reasonably expected to result in death within twelve months. Proof of the terminal illness must be received by our service center at the time the withdrawal or surrender request is received.

Administrative Charges

At the end of each contract year before the annuity date, we deduct an annual account fee as partial compensation for expenses relating to the issue and maintenance of the contract and the variable account. The annual account fee is equal to the lesser of $30 or 2% of the account value. No account fee will be deducted for a contract year if your account value exceeds $50,000 on the last business day of the contract year or as of the date the contract is surrendered. The account fee may be changed upon 30 days advance written notice to you. In no event may this fee exceed the lesser of $60 or 2% of the account value.

Such increases in the account fee will apply only to future deductions after the effective date of the change. If you surrender your contract, we will deduct the account fee in full at the time of the surrender. The account fee will be deducted on a pro rata basis from each sub-account in which the contract is invested at the time of such deduction or from the fixed account if there are insufficient funds in the sub-accounts. If the entire amount is in the fixed account, then the annual account fee will be deducted on a pro rata basis from all guarantee periods

After the annuity date, we deduct an annual annuity fee of $30 in equal amounts from each variable annuity payment made during the year. If monthly payments are made, the amount paid per month will be $2.50. This fee will not be changed. No annuity fee will be deducted from fixed annuity payments.

We also deduct an administrative expense charge from the variable account at the end of each valuation period both before and after the annuity date at an effective current annual rate of 0.15% of assets held in each sub-account. This deduction is for administrative expenses attributable to the contracts and the variable account which exceed the revenues received from the account fee, any transfer fee, and any fee imposed for systematic withdrawals.

We have the ability to increase or decrease this charge, but the charge is guaranteed not to exceed 0.25%. We will provide 30 days written notice of any change in fees. The administrative charges do not bear any relationship to the actual administrative costs of a particular contract. The administrative expense charge is reflected in the variable accumulation or variable annuity unit values for each sub-account.

Mortality and Expense Risk Charge

We impose a charge called the mortality and expense risk charge to compensate us for bearing certain mortality and expense risks under the contracts. For assuming these risks, we make a daily charge equal to 0.003403% corresponding to an effective annual rate of 1.25% of the value of the net assets in the variable account. This charge is imposed both before and after the annuity date. We guarantee that this charge of 1.25% will never increase.

The mortality and expense risk charge is reflected in the variable accumulation or variable annuity unit values for each sub-account.

Variable accumulated values and variable annuity payments are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payments and to pay death benefits before the annuity date. The annuity payments are determined in accordance with the annuity tables and other provisions contained in the contract. Thus, you are assured that neither the annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payments under the contract.

We also bear substantial risk in connection with the death benefit before the annuity date, since we will pay a death benefit that may be greater than the account value. In this way, we bear the risk of unfavorable experience in the sub-accounts.

The expense risk assumed by us is the risk that our actual expenses in administering the contract and the variable account will exceed the amount recovered through the administrative expense charge, account fees, transfer fees and any fees imposed for systematic withdrawals.

If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. Conversely, if this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge.

We anticipate that the contingent deferred sales load will not generate sufficient funds to pay the cost of distributing the contracts. To the extent that the contingent deferred sales load is insufficient to cover the actual cost of contract distribution, the deficiency will be met from our general corporate assets which may include amounts, if any, derived from the mortality and expense risk charge.

Premium Taxes

We may be required to pay premium or retaliatory taxes currently ranging from 0% to 3.5% in connection with purchase payments or values under the contracts. Depending upon applicable state law, we may deduct the premium taxes which are payable with respect to a particular contract from the purchase payments, from amounts withdrawn, or from amounts applied on the annuity date. In some states, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same purchase payment, depending upon applicable state law.

In certain limited circumstances, a broker-dealer or other entity distributing the contracts may elect to pay to us an amount equal to the premium taxes that would otherwise be attributable to that entity's customers. In such cases, we will not impose a premium tax charge on those contracts.

Transfer Fee

We charge a fee equal to the lesser of $10 or 2% of the amount of transfer for each transfer in excess of 18 in a contract year. We reserve the right to:

a) waive the transfer fee;

b) vary the number of transfers without charge, but not fewer than 12; or

c) not count transfers under certain options or services for purposes of the allowed number without charge.

Systematic Withdrawal Option

We reserve the right to impose an annual fee, not to exceed $25, for administrative expenses associated with processing systematic withdrawals. This fee, which is currently waived, will be deducted in equal installments from each systematic withdrawal you take during a contract year.

Automatic Asset Rebalancing Option

We currently do not charge for automatic asset rebalancing, but we reserve the right to impose a nominal fee for this feature in the future.

Taxes

Under present laws, we will incur state or local taxes, in addition to the premium taxes described above, in several states. No charges are currently made for taxes other than state premium taxes. However, we reserve the right to deduct charges in the future for federal, state and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the contracts.

Portfolio Expenses

The value of the assets in the variable account reflects the value of portfolio shares and therefore the fees and expenses paid by each portfolio.

Guaranteed Minimum Income Benefit Rider

If you elect the optional Guaranteed Minimum Income Benefit Rider, there is an annual rider fee during the accumulation phase (before the annuity date) of 0.30% of the minimum annuitization value. This fee is deducted on each rider anniversary from each variable sub-account in proportion to the amount of account value in each sub-account. A proportional amount of this rider fee will also be deducted upon a complete withdrawal.

If you annuitize under the Guaranteed Minimum Income Benefit Rider and select the guaranteed minimum payment option at the time of annuitization, then a guaranteed minimum payment option fee will be charged. This fee is reflected in the amount of the variable payments payable under this option. The guaranteed minimum payment option fee is currently 1.25% of the daily net asset value in the variable investment options.

Once the Guaranteed Minimum Income Benefit Rider is added to your contract, neither the rider fee nor the guaranteed minimum payment option fee that is in effect at that time will change during the life of that Guaranteed Minimum Income Benefit Rider. They could change if you upgrade the minimum annuitization value.

Interest Adjustment

For a description of the interest adjustment applicable to early withdrawals and transfers from the guarantee periods of the fixed account, see The Fixed Account.

Sales in Special Situations

We may sell the contracts in special situations that are expected to involve reduced expenses for us. These instances may include:

1. sales in certain group arrangements, such as employee savings plans;

2. sales to current or former officers, directors, employees and their families, of Transamerica and its affiliates;

3. sales to officers, directors, employees and their families, of the portfolios' investment advisers and their affiliates; or

4. sales to officers, directors, employees and sales agents, including registered representatives and their families, or broker-dealers and other financial institutions that have sales agreements with us to sell the contracts.

In such situations:

1. the contingent deferred sales load may be reduced or waived;

2. the mortality and expense risk charge or administration charges may be reduced or waived; or

3. certain amounts may be credited to the contract account value, for example, amounts related to commissions or sales compensation otherwise payable to a broker-dealer may be credited to the contract account value.

These reductions in fees or charges or credits to the account value will not unfairly discriminate against any contract owner. These reductions in fees or charges or credits to the account value are generally taxable and treated as purchase payments for purposes of income tax and any possible premium tax.

DISTRIBUTION OF THE CONTRACT

Transamerica Securities Sales Corporation, also referred to as TSSC, is the principal underwriter of the contracts under a Distribution Agreement with Transamerica. TSSC may also serve as an underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and its affiliates. TSSC is an indirect wholly-owned subsidiary of Transamerica Insurance Corporation. TSSC is registered with the Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc., (the NASD). Its principal offices are located at 1150 South Olive, Los Angeles, California 90015. Transamerica pays TSSC for acting as the principal underwriter under a distribution agreement.

TSSC has entered into sales agreements with other broker/dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the contracts may be solicited by registered representatives of the broker/dealers appointed by Transamerica to sell its variable life insurance and variable annuities. These broker/dealers are registered with the Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable life insurance and variable annuities.

Under the agreements, contracts will be sold by broker/dealers which will generally receive compensation of up to 6.25% of any initial and additional purchase payments paid, although higher amounts may be paid in certain circumstances. Additional amounts may be paid in certain circumstances (such as upon certain annuitizations, when an additional commission of 2.5% of the account value annuitized may be paid). Additional amounts, including asset based trail commissions, may be paid in certain circumstances.

Transamerica Financial Resources, Inc., referred to as TFR, also is an underwriter and distributor of the contracts. TFR is a wholly-owned subsidiary of Transamerica Insurance Corporation of California and is registered with the Commission and the NASD as a broker/dealer.

ANNUITY PAYMENTS

Annuity Date

Initially, you select the annuity date at the time you pay the initial purchase payment. After that, you may change the annuity date from time to time by giving notice to our service center in a form and manner acceptable to us. Our service center must receive notice of each change at least 30 days before the then-current annuity date. The annuity date must not be earlier than the third contract anniversary, except for certain qualified contracts.

The annuity date is the date that the annuity purchase amount is applied to provide the annuity payments under the contract. The annuity date will be used together with the annuity form and payment option you have selected. The annuity date will remain effective unless the entire account value has been withdrawn or the death benefit has been paid to the beneficiary before that date.

The latest annuity date which may be elected is the later of:

  a) the first day of the calendar month immediately preceding the month of the annuitant's 85th birthday; or

  b) the first day of the month coinciding with or next following the tenth contract anniversary.

This annuity date extension to the tenth contract anniversary may not be available in all states. The annuity date must be the first day of a calendar month. The first annuity payment will be on the first day of the month immediately following the annuity date.

Annuity Payment

The annuity purchase amount is the account value, minus any interest adjustment, minus any applicable contingent deferred sales load and minus any applicable premium taxes. Any contingent deferred sales load will be waived if the annuity form involves life contingencies and begins on or after the third contract anniversary.

If the amount of the monthly annuity payment from the payment options which you select results in a monthly annuity payment of less than $150, or if the annuity purchase amount is less than $5,000, we reserve the right to offer a less frequent mode of payment or pay the account value in a cash payment. Monthly annuity payments from the variable annuity payment option will further be subject to a minimum monthly annuity amount of $75 from each sub-account of the variable account from which such payments are made.

You may choose from the annuity forms below. We may consent to other plans of payment before the annuity date. For annuity forms involving life income, the actual age and/or sex of the annuitant, or a joint or contingent annuitant will affect the amount of each payment. Sex-distinct rates generally are not allowed under certain qualified contracts and in some jurisdictions. We reserve the right to ask for satisfactory proof of the annuitant's, or the joint or contingent annuitant's age. We may delay annuity payments until satisfactory proof is received. Since payments to older annuitants are expected to be fewer in number, the amount of each annuity payment will be greater for older annuitants than for younger annuitants.

You may choose from the two annuity payment options described below. The annuity date and annuity forms available for qualified contracts may also be controlled by endorsements, the plan or applicable law.

A portion or the entire amount of the annuity payments may be taxable as ordinary income. If, at the time the annuity payments begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. Federal income tax withholding is mandatory for certain distributions from Section 401 retirement plans and 403(b) annuities. State income tax withholding may also apply.

Election of Annuity Forms and Payment Options

Before the annuity date and while the annuitant is living, you may, by written request, change the annuity form or annuity payment option or may request payment of the cash surrender value of the contract. The request for change of the annuity date or annuity payment option must be received by our service center at least 30 days before the annuity date.

If you do not select an annuity form and payment option within at least 30 days before the annuity date, we will make variable annuity payments according to the 120 month period certain and life annuity form and the applicable provisions of the contract.

Annuity Payment Options

The annuity forms may be paid under fixed or variable annuity payment options.

Under the fixed annuity payment option, the amount of each payment will be determined on the annuity date and will not subsequently be affected by the investment performance of the sub-accounts.

Under the variable annuity payment option, the annuity payments after the first, will reflect the investment experience of the sub-account or sub-accounts you choose.

You may elect a fixed annuity, a variable annuity, or a combination of both, in 25% increments of the annuity purchase amount. If you elect a combination, you must specify what part of the annuity purchase amount is to be applied to the fixed and variable payment options.

Unless you specify otherwise, the applied annuity purchase amount will be used to provide a variable annuity. The initial allocation of variable annuity units for the variable sub-accounts will be in proportion to the contract's value in the sub-accounts on the annuity date.

Fixed Annuity Payment Option

A fixed annuity provides for annuity payments that remain constant according to the terms of the annuity form elected. If a fixed annuity is selected, the portion of the annuity purchase amount used to provide the fixed annuity will be transferred to the general account assets. The amount of annuity payments will be established by the fixed annuity provisions selected and the age and sex, (if sex-distinct rates are allowed by law), of the annuitant and will not reflect investment performance after the annuity date.

The fixed annuity payment amounts are determined by applying the annuity purchase rate specified in the contract to the portion of the annuity purchase amount you applied to the fixed annuity option. Payments may vary after the death of the annuitant under some annuity options; the amounts of these variances are fixed on the annuity date.

Variable Annuity Payment Option

A variable annuity provides for payments that vary in dollar amount, based on the investment performance of the selected sub-accounts of the variable account. The variable annuity purchase rate tables in the contract reflect an assumed, but not guaranteed, annual interest rate of 4%, so if the actual net investment performance of the sub-accounts is less than this rate, then the dollar amount of the actual annuity payments will decrease. If the actual net investment performance of the sub-accounts is higher than this rate, then the dollar amount of the actual annuity payments will increase. If the net investment performance exactly equals the 4% rate, then the dollar amount of the actual annuity payments will remain constant.

Variable annuity payments will be based on the performance of the sub-accounts you select, and on the allocations you make among the sub-accounts. For further details as to the determination of variable annuity payments, see the Statement of Additional Information.

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Annuity Forms

You may choose any of the annuity forms described below. Subject to our approval, you may also select any other annuity form we may offer.

1. Life Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments end with the payment due just before the annuitant's death. There is no death benefit under this form. It is possible that only one payment will be made under this form if the annuitant dies before the second payment is due; only two payments will be made if the annuitant dies before the third payment is due, and so forth.

2. Life and Contingent Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will continue for as long as the annuitant lives. After the annuitant dies, payments will be made to the contingent annuitant, if living, for as long as the contingent annuitant lives. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. Payments will end with the payment due just before the death of the contingent annuitant. There is no death benefit after both the annuitant and the contingent annuitant die. If the contingent annuitant does not survive the annuitant, payments will end with the payment due just before the death of the annuitant. It is possible that only one payment or very few payments will be made under this form, if the annuitant and contingent annuitant die shortly after payments begin.

  The written request for this form must:

  a) name the contingent annuitant; and

  b) state the percentage of payments for the contingent annuitant.

  Once annuity payments start under this annuity form, the person named as contingent annuitant for purposes of being the measuring life, may not be changed. We will need proof of age for the annuitant and the contingent annuitant before payments start.

3. Life Annuity With Period Certain. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will be made for the longer of:

  a) the annuitant's life; or,

  b) the period certain.

  The period certain may be 120 or 180 or 240 months, but in no event may it exceed the life expectancy of the annuitant. If the annuitant dies after all payments have been made for the period certain, payments will cease with the payment due just before the annuitant's death. No benefit will then be payable to the annuitant's beneficiary.

  If the annuitant dies during the period certain, the rest of the period certain payments will be made to the annuitant's beneficiary. You may elect to have the commuted value of these payments paid in a single sum. The commuted value is the remaining amount of the period certain payments discounted at the then current rate of interest used for such values.

  If you do not elect to have the commuted value paid in a single sum after the annuitant's death, you may designate a payee to receive any remaining payments payable if the annuitant's beneficiary dies before all of the payments under the period certain have been made.

  If the annuitant's beneficiary dies before receiving all of the remaining period certain payments and a designated payee does not survive the annuitant's beneficiary for at least 30 days, then the remaining payments will be paid to the owner, if living, otherwise in a single sum to the owner's estate.

  The written request for this form must:

  a) state the length of the period certain; and

  b) name the annuitant's beneficiary.

4. Joint and Survivor Annuity. Payments will be made, starting on the first day of the month immediately following the annuity date, if and for as long as the annuitant and joint annuitant are living. After the annuitant or joint annuitant dies, payments will continue as long as the survivor lives. The continued payments can be

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   in the same amount as the original payments, or in an amount equal to one-
   half or two-thirds thereof. It is possible that only one payment or very few payments will be made under this form if the annuitant and joint annuitant both die shortly after payments begin.

  The written request for this form must:

  a) name the joint annuitant; and

  b) state the percentage of continued payments for the survivor.

  Once payments start under this annuity form, the person named as joint annuitant, for the purpose of being the measuring life, may not be changed. We will need proof of age for the joint annuitants before payments start.

5. Other Forms of Payment. Benefits can be provided under any other annuity form not described in this section subject to our agreement and any applicable state or federal law or regulation. Requests for any other annuity form must be made in writing to our service center at least 30 days before the annuity date.

  Once payments start under the annuity form and payment option you selected:

  a) no changes can be made in the annuity form and payment option;

  b) no additional purchase payments will be accepted under the contract; and

  c) no further withdrawals will be allowed.

You may, at any time after the annuity date by written notice to us at our service center, change the payee of annuity benefits being provided under the contract.

The effective date of change in payee will be the later of:

a) the date we receive the written request for such change; or

b) the date you specify.

If the contract is issued as a qualified contract, you may not change the payee on or after the annuity date.

Alternate Fixed Annuity Rates

The amount of any fixed annuity payments will be determined on the annuity date by using either the guaranteed fixed annuity rates or our current single premium fixed annuity rates at the time, whichever would result in a higher amount of monthly fixed annuity payments.

QUALIFIED CONTRACTS

The qualified contracts may be used to fund contributory and rollover IRAs and Roth IRAs. With our prior approval, qualified contracts may also be used for various types of qualified pension and profit sharing plans under Code Section 401, which permits corporate employers to establish various types of retirement plans for employees, and as Section 403(b) annuities. Currently, additional premiums after the initial premium may not be made to certificates used as
Section 401(a) or Section 403(b) annuities. The tax rules applicable to distribution from qualified retirement plans, including restrictions on contributions and benefits, taxation of distributions, and any tax penalties, vary according to the type of plan and the terms and the conditions of the plan itself.

Various tax penalties may apply to:

a)  contributions in excess of specified limits;

b)  distributions before age 59 1/2, subject to certain exceptions;

c)  distributions that do not satisfy specified requirements; and

d)  certain other transactions subject to qualified plans.

If you are purchasing a contract for use in a qualified plan, you should seek competent advice regarding the suitability of the proposed plan documents and the contracts to their specific needs. We reserve the right to decline to sell the contract to certain qualified plans or terminate the contract if, in our judgment, the contract is not appropriate for the plan.

If a contract is purchased to fund an IRA or Roth IRA, you must also be the annuitant. In addition, under current tax law, minimum distributions are required from certain qualified contracts. You should consult your tax adviser concerning these matters.

The Automatic Payout Option, or APO

Before to the annuity date, for qualified contract other than Roth IRAs, you may elect the automatic payout option, or APO, to satisfy minimum distribution requirements under Code Sections 401(a)(9), 403(b), and 408(b)(3).

For IRAs and SEP/IRAs, (and if you are a 5% owner for other qualified contracts) this may be elected no earlier than six months before the calendar year in which you attain age 70 1/2, and payments may not begin earlier than January of such calendar year. For other qualified contracts, APO can be elected no earlier than six months before the later of when you:

a)  attain age 70 1/2; and

b)  retire from employment.

Additionally, APO withdrawals may not begin before the later of:

a)  30 days after the contract date; or

b)  the end of the free look period.

You may elect APO in any calendar month, but no later than the month in which you attain age 84. APO withdrawals will be from the sub-accounts and in the percentage allocations which you specify. If no specifications are made, withdrawals will be pro rata from all sub-accounts with value. Withdrawals can not be made from a sub-account from which dollar cost averaging transfers are being made.

Payments will be made annually, and will continue unless terminated by you or automatically terminated by us as set forth in the contract. Once terminated, APO may not be elected again.

If only APO withdrawals are made, no contingent deferred sales load will apply, regardless of the allowed amount. However, if a partial withdrawal is taken, that partial withdrawal and any subsequent withdrawals in that contract year will be subject to a contingent deferred sales load to the extent they exceed the allowed amount.

To be eligible for this option, the following conditions must be met:

1.  the account value must be at least $12,000 at the time of election; and

2. the annual withdrawal amount is the larger of the required minimum distribution under Code Sections 401(a)(9) or 408(b)(3), or $500.

APO allows the required minimum distribution to be paid from the sub-accounts of the variable account. If there are insufficient funds in the variable account to make a withdrawal, or for other reasons as set forth in the contract, this option will terminate. In which case, if there are amounts in a contract's account value remaining in the fixed account, the minimum distribution requirements with regard to the account value may not be met. If amounts are transferred to sub-accounts from a guaranteed period before its expiration date, an interest adjustment will be made to such amounts.

If you have more than one qualified plan subject to the Code's minimum distribution requirements, you must consider all such plans in the calculation of your minimum distribution requirement, but we will make calculations and distributions from this contract only.

Restrictions under Section 403(b) Programs

Certain restrictions apply to annuity contracts used in connection with Section 403(b) retirement plans. Code Section 403(b) provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations.

According to the requirements of the Code, Section 403(b) annuities generally may not permit distribution of:

a)  elective contributions made in years beginning after December 31, 1988;

b)  earnings on those contributions; or

c) earnings on amounts attributable to elective contributions held as of the end of the last year beginning before January 1, 1989.

Distributions of such amounts will be allowed only upon death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL TAX MATTERS

Introduction

The following discussion is a general description of federal tax considerations relating to the contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the contract. If you are concerned about these tax implications, you should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service, or simply, the IRS. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The contract may be purchased:

a)  on a non-tax qualified basis for use as a non-qualified contract; or

b) in connection with plans qualifying for special tax treatment as a qualified contract.

Qualified contracts are designed for use by individuals solely as plans entitled to special income tax treatment under Code Sections 401, 403(b), 408 and 408A.

The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefit to the owner, the annuitant, or the beneficiary may depend on:

a) the type of retirement plan or arrangement for which the contract is purchased;

b)  the tax status of the individual concerned; or

c)  our tax status.

In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax qualified retirement plan or other arrangement. Certain requirements must also be met when receiving distributions from a qualified contract in order to continue receiving special tax treatment. Therefore, if you are considering the purchase of a qualified contract, you should seek competent legal and tax advice regarding the suitability of the contract for your situation. You will also need to be aware of the applicable requirements, and the tax treatment of the rights and benefits of the contract.

The following discussion assumes that a qualified contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment. The following discussion is also based on the assumption that the contract qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

Purchase Payments

At the time the initial purchase payment is paid, as a prospective purchaser, you must specify whether you are purchasing a non-qualified contract or a qualified contract. If the initial purchase payment is derived from an exchange or surrender of another annuity contract, we may require that you provide information with regard to the federal income tax status of the previous annuity contract. We will require that you purchase separate contracts if you desire to invest monies qualifying for different annuity tax treatment under the Code.

Each such separate contract would require the minimum initial purchase payment previously described. Additional purchase payments under a contract must qualify for the same federal income tax treatment as the initial purchase payment under the contract. We will not accept an additional purchase payment under a contract if the federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

Taxation of Annuities In General

Code Section 72 governs taxation of annuities in general. We believe that the owner who is a natural person generally is not taxed on increases in the value of a contract until distribution occurs by withdrawing all or part of the account value, for example, through withdrawals or annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value, and in the case of a qualified contract, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution, in the form of a single sum payment or an annuity, is taxable as ordinary income.

The owner of any non-qualified contract who is not a natural person generally must include as income any increase in the excess of the account value over the investment in the contract during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person, for example, a trust, may wish to discuss these with a competent tax adviser.

The following discussion generally applies to contracts owned by natural persons.

Withdrawals

In the case of a withdrawal under a qualified contract, including withdrawals under the systematic withdrawal option or the automatic payout option, a ratable portion of the amount received is taxable. This portion is generally based on the ratio of the investment in the contract to the individual's total accrued benefit under the retirement plan.

The investment in the contract generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. For a qualified contract, the investment in the contract can be zero. Special tax rules may apply to certain distributions from a qualified contract.

With respect to non-qualified contracts, partial withdrawals, including withdrawals under the systematic withdrawal option, are generally treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the investment in the contract at that time. The investment in the contract is generally equal to the amount of non-deductible purchase payments made. If a partial withdrawal from the fixed account is subject to an interest adjustment, the account value immediately before the withdrawal will not be altered to take into account the interest adjustment. As a result, for purposes of determining the taxable portion of the partial withdrawal, the account value will be treated as including the amount deducted from the fixed account due to the interest adjustment. Full surrenders are treated as taxable income to the extent that the amount received exceeds the investment in the contract.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment elected under the contract. In general, only the portion of the annuity payment that represents the amount by which the account value exceeds the investment in the contract will be taxed. After the investment in the contract is recovered, the full amount of any additional annuity payments is taxable.

For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her investment in the contract.

For fixed annuity payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total expected value of the annuity payments for the term of the payments. However, the remainder of each annuity payment is taxable. Once the investment in the contract has been fully recovered, the full amount of any additional annuity payments is taxable. If annuity payments cease as a result of an annuitant's death before full recovery of the investment in the contract, consult a competent tax adviser regarding deductibility of the unrecovered amount.

Withholding

The Code requires us to withhold federal income tax from distributions under the contracts. However, except for distributions from certain qualified contracts, an owner will be entitled to elect, in writing, not to have tax withheld. Withholding applies to the portion of a distribution which is includible in income and subject to federal income tax, where the taxable amount is at least $200. Some states also require withholding for state income taxes. The withholding varies according to the type of distribution and the owner's tax status. "Eligible rollover distributions" from Section 401(a) plans, Section 403(a) annuities, and Section 403(b) tax sheltered annuities are subject to mandatory federal income tax withholding at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except for certain distributions, such as minimum required distributions or settlement option payments made in a specified form. The 20% mandatory withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or to an IRA, other than a Roth IRA.

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

The federal income tax withholding rate for a distribution that is not an eligible rollover distribution is 10% of the taxable amount of the distribution.

Penalty Tax

A federal income tax penalty equal to 10% of the amount treated as taxable income may be imposed. In general, however, there is no penalty tax on distributions:

1. made on or after the date on which the owner attains age 59 1/2;

2. made as a result of death or disability of the owner; or

3. received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the owner and a designated beneficiary.

Other tax penalties may apply to certain distributions under a qualified contract.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally such amounts are includible in income as follows:

1. if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above; or

2. if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

For these purposes, the investment in the contract is not affected by the owner's or annuitant's death. That is, the investment in the contract remains the amount of any purchase payments paid which were not excluded from gross income. Other rules relating to distributions at death apply to qualified contracts. You should consult your legal counsel and tax adviser regarding these rules and their impact on qualified contracts.

Required Distributions upon Owner's Death

Notwithstanding any provision of the contract or this prospectus to the contrary, no payment of benefits provided under a non-qualifiedcontract will be allowed that does not satisfy the requirements of Code Section 72(s). If the owner dies before the annuity date, the death benefit payable to the owner's beneficiary will be distributed as follows:

a) the death benefit must be completely distributed within five years of the owner's date of death; or

b) the owner's beneficiary may elect, within the one year period after the owner's date of death, to receive the death benefit in the form of an annuity from us.

Please note that Item b) is based on the following provisions:

1. the annuity must be distributed in substantially equal installments over the life of the owner's beneficiary or over a period not extending beyond the life expectancy of the owner's beneficiary; and

2. the distributions must not begin later than one year after the owner's date of death.

Notwithstanding Items a) and b) above, if the sole owner's beneficiary is the deceased owner's surviving spouse, then the surviving spouse may elect, within the one year period after the owner's date of death, to continue the contract under the same terms as before the owner's death. If the spouse elects to continue the contract, an amount equal to the excess, if any, of the Death Benefit over the account value will then be added to the account value. This amount will be added only once, at the time of such election. Furthermore, all future contingent deferred sales loads will be waived.

Upon receipt of such election from the spouse, in a form and manner acceptable to us, at our service office:

1. all rights of the spouse as owner's beneficiary under the contract in effect before such election will cease;

2. the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and

3. all rights and privileges granted by the contract or allowed by us will belong to the spouse as owner of the contract.

This election will be deemed to have been made by the spouse if such spouse makes a purchase payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs a) and b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the owner's death. If the nonspouse owner's beneficiary is not an individual, then only a cash payment will be paid.

If no election is received by us from a nonspouse owner's beneficiary within the one year period after the owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment. The death benefit will be determined as of the date we make the cash payment. Such cash payment will be in full settlement of all our liability under the contract.

If the Annuitant Dies After Annuity Payments Start - If the annuitant dies after the annuity starts, any benefit payable will be distributed at least as rapidly as under the annuity form then in effect.

If the Owner Dies After Annuity Payment Start - If the owner dies after the annuity starts, any benefit payable will continue to be distributed at least as rapidly as under the annuity form then in effect. All of the owner's rights granted under the contract or allowed by us will pass to the owner's beneficiary.

Joint Ownership - For purposes of this section, if the contract has joint owners we will consider the date of death of the first joint owner as the death of the owner and the surviving joint owner will become the owner of the contract, subject to the provisions described above.

Similar rules apply to qualified contracts.

Transfers, Assignments, or Exchanges of the Contract

A transfer of ownership of a contract, the designation of an annuitant, payee, or beneficiary who is not also the owner, or the exchange of a contract may result in certain tax consequences to the owner that are not discussed herein.

If you are contemplating any such designation, transfer, assignment, or exchange, you should contact a competent tax adviser with respect to the potential tax effects of such a transaction. Certain qualified contracts cannot be transferred or assigned, except as permitted by the Code or the Employee Retirement Income Security Act of 1974, or simply ERISA.

Multiple Policies

All deferred non-qualified annuity contracts that are issued by Transamerica, or its affiliates, to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise.

Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and a separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

QUALIFIED CONTRACTS

In General

The qualified contract is designed for use as an IRA or Roth IRA. With our prior approval, the contract may also be used as a Section 403(b) annuity, and for use in qualified pension and profit sharing plans established by corporate employers.

The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions.

Adverse tax consequences may result from:

 .contributions in excess of specified limits;

 .  distributions before age 59 1/2, subject to certain exceptions;

 . distributions that do not conform to specified commencement and minimum distribution rules; and

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 .other specified circumstances.

We make no attempt to provide more than general information about use of the contracts with the various types of retirement plans. Owners and participants under retirement plans as well as annuitants and beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract issued in connection with such a plan.

Some retirement plans are subject to distribution and other requirements that are not incorporated in the contracts or the administration of the contracts. Owners are responsible for determining that contributions, distributions and other transactions with respect to the contracts satisfy applicable law. Purchasers of contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

For qualified plans under Section 401(a), 403(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner or plan participant:

1. reaches age 70 1/2; or

2. retires; and

3. distribution must be made in a specified manner.

If the plan participant is a "5 percent owner" as defined in the Code, distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the owner, or plan participant reaches, age 70 1/2.

For IRAs described in Section 408, distributions generally must commence no later than of April 1 of the calendar year following the calendar year in which the owner, or plan participant, reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the owner's death.

Qualified Pension and Profit Sharing Plans

Code Section 401(a) permits employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the contract in order to provide retirement savings under the plans. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as H.R. 10, also permits self-employed individuals to establish qualified plans for themselves and their employees.

The death benefit could be characterized as an incidental death benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax adviser.

Adverse tax consequences to the plan, to the participant, or to both, may result if this contract is assigned or transferred to any individual as a means to provide benefits payments. If you are buying a contract for use with such plans you should seek competent advice regarding the suitability of the proposed plan documents and the contract to their specific needs. The contract is designed to invest retirement savings and not to distribute retirement benefits.

Individual Retirement Annuities, Simplified Employee Plans and Roth IRAs

The contract is designed for use with contributory and rollover IRAs and Roth IRAs.

Code Section 408 permits eligible individuals to contribute to an individual retirement program known as an individual retirement annuity or individual retirement account, each hereinafter referred to as an IRA. A contributory IRA is a contract in which initial and subsequent purchase payments are subject to limitations imposed by the Code. Also, distributions from certain other qualified plans may be rolled over, or transferred on a tax-deferred basis into an IRA described in Code Section 408.

A Section 408 IRA is an IRA described in Sections 408(a) or 408(b), other than a Roth IRA.

Earnings in an IRA are not taxed until distributed. IRA contributions are limited each year to the lesser of $2,000 or 100% of the owner's compensation. This includes earned income as defined in Code Section 401(c)(2) and may be deductible in whole or in part depending on the individual's adjusted gross income and whether or not the individual is considered an active participant in a qualified plan.

The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are rolled over or transferred on a tax-deferred basis into an IRA.

Other than nondeductible contributions, amounts in the IRA are taxed when distributed from the IRA. Distributions before age 59 1/2 are subject to a 10% penalty tax, unless certain exceptions apply. Purchasers should seek competent advice as to the suitability of the contract for use with IRAs.

Eligible employers that meet specified criteria under Code Section 408(k) could establish simplified employee pension plans, also referred to as SEP-IRAs, for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs, and may be deductible to the employer. SEP-IRAs are subject to certain Code requirements regarding participation and amounts of contributions.

The contract may also be used with rollover Roth IRAs and contributory Roth IRAs. Code Section 408(a) permits eligible individuals to contribute to an individual retirement program known as a Roth IRA on a non-deductible basis. A contributory Roth IRA is a contract to which initial and subsequent purchase payments are subject to limitations imposed by the Code. In addition, distributions from a Section 408 IRA may be converted to a Roth IRA.

Distributions from a Roth IRA generally are not taxed, except that, once total distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made:

1. before age 59 1/2, subject to certain exceptions; or

2. during the five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

Purchasers should seek competent advice as to the suitability of the contract for use with Roth IRAs. The sale of a contract for use with an IRA, SEP-IRA or Roth IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of these contracts will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA, SEP-IRA or Roth IRA or their purchase.

Tax Sheltered Annuities

Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to Social Security and Medicare (FICA) taxes.

Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of:

 .  elective contributions made in years beginning after December 31, 1988;

 .  earnings on those contributions; or

 . earnings in such years on amounts held as of the last year beginning before January 1, 1989.

Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Pre-1989 contributions and earnings through December 31, 1989 are not subject to the restrictions described above. However, funds transferred to a qualified contract from a Section 403(b)(7) custodial account will be subject to the restrictions.

The death benefit could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity contract. Because the death benefit may exceed this limitation, employers using the contract in connection with such plan should consult their tax adviser.

Restrictions under Qualified Contracts

Other restrictions may apply to the election, commencement, or distribution of benefits under qualified contracts or under the terms of the plans in respect of which qualified contracts are issued. A qualified contract will be amended as necessary to conform to the requirements of the Code.

Possible Changes in Taxation

Legislation has been proposed the in the past that, if enacted, would adversely modify the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable contracts. A second proposal would reduce the investment in the contract under cash value life insurance and certain annuity contracts by certain amounts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of there being any changes is uncertain, there is always the possibility that the tax treatment of the contracts could be changed by legislation or other means. Moreover, it is also possible that any change could be retroactive, that is, effective before the date of the change. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Other Tax Consequences

As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law may change. Federal gift and estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the contract depend on the individual circumstances of each owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

LEGAL PROCEEDINGS

There is no pending material legal proceeding affecting the variable account. Transamerica is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to Transamerica's assets or to the variable account.

LEGAL MATTERS

The organization of Transamerica, its authority to issue the contracts and the validity of the form of the contracts have been passed upon by James W. Dederer, general counsel of Transamerica.

ACCOUNTANTS AND FINANCIAL STATEMENTS

The statutory-basis financial statements of Transamerica at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of Separate Account VA-2L at December 31, 1999 and for each of the two years in the period then ended appearing in the Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing in the Statement of Additional Information. The financial statements audited by Ernst & Young LLP have been included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

VOTING RIGHTS

To the extent required by applicable law, all portfolio shares held in the variable account will be voted by Transamerica at regular and special shareholder meetings of the respective funds in accordance with instructions received from persons having voting interests in the corresponding sub-account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if Transamerica determines that it is allowed to vote all portfolio shares in its own right, Transamerica may elect to do so.

The person with the voting interest is the owner. The number of votes which are available to an owner will be calculated separately for each sub-account of the variable account. Before the annuity date, that number will be determined by applying his or her percentage interest, if any, in a particular sub-account to the total number of votes attributable to that sub-account. The owner holds a voting interest in each sub-account to which the account value is allocated. After the annuity date, the number of votes decreases as annuity payments are made and as the reserves for the contract decrease.

The number of votes of a portfolio will be determined as of the date coincident with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the funds. Voting instructions will be solicited by written communication before such meeting in accordance with procedures established by the respective funds.

Shares as to which no timely instructions are received and shares held by Transamerica as to which owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all contracts participating in the sub-account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in a sub-account will receive proxy material, reports and other material relating to the appropriate portfolio. It should be noted that the funds are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

AVAILABLE INFORMATION

Transamerica has filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the contract offered by this prospectus. This prospectus has been filed as a part of the registration statement and does not contain all of the information set forth in the registration statement and exhibits thereto. Reference is hereby made to such Registration Statement and exhibits for further information relating to Transamerica and the contract.

Statements contained in this prospectus, as to the content of the contract and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the registration statement. The registration statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

THE CONTRACT
DOLLAR COST AVERAGING
SPECIAL DOLLAR COST AVERAGING OPTION
NET INVESTMENT FACTOR
ANNUITY PERIOD
GENERAL PROVISIONS
CALCULATION OF YIELDS AND TOTAL RETURNS
HISTORICAL PERFORMANCE DATA
FEDERAL TAX MATTERS
DISTRIBUTION OF THE CONTRACT
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS
TRANSAMERICA
STATE REGULATION
RECORDS AND REPORTS
FINANCIAL STATEMENTS
APPENDIX

                                Appendix A



Example of Variable Accumulation Unit Value Calculations

Suppose the net asset value per share of a portfolio at the end of the current valuation period is $20.15; at the end of the immediately preceding valuation period it was $20.10; the valuation period is one day; and no dividends or distributions caused the portfolio to go ex-dividend during the current valuation period. $20.15 divided by $20.10 is 1.002488. Subtracting the one day risk factor for mortality and expense risk charge and the administrative expense charge of .003814% (the daily equivalent of the current charge of 1.40% on an annual basis) gives a net investment factor of 1.002449. If the value of the variable accumulation unit for the immediately preceding valuation period had been 15.500000, the value for the current valuation period would be 15.537966 (15.5 x 1.002449).

Example of Variable Annuity Unit Value Calculations

Suppose the circumstances of the first example exist, and the value of a variable annuity unit for the immediately preceding valuation period had been
13.500000. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 4% per year, the value of the variable annuity unit for the current valuation period would be 13.531613 (13.5 x 1.002449, which is the Net Investment Factor x 0.999893). 0.999893 is the factor, for a one day valuation period, that neutralizes the assumed rate of four percent (4%) per year used to establish the variable annuity rates found in the contract.

Example of Variable Annuity Payment Calculations

Suppose that the account is currently credited with 3,200 variable accumulation units of a particular sub-account. Also suppose that the variable accumulation unit value and the variable annuity unit value for the particular sub-account for the valuation period which ends immediately preceding the first day of the month is 15.500000 and 13.500000 respectively, and that the variable annuity rate for the age and option elected is $5.73 per $1,000.

Then the first variable annuity payment would be:

    3.200 x 15.5 x 5.73 divided by 1,000 = $284.21,

  and the number of variable annuity units credited for future payments would be:

    284.21 divided by 13.5 = 21.052444.

For the second monthly payment, suppose that the variable annuity unit value on the 10th day of the second month is 13.565712. Then the second variable annuity payment would be $285.59 (21.052444 x 13.565712).

                                Appendix B

                     CONDENSED FINANCIAL INFORMATION

The following condensed financial information is derived from the financial statements of the variable account. The data should be read in conjunction with the financial statements, related notes, and other financial information included in the Statement of Additional Information.

The following table sets forth certain information regarding the sub-accounts for the period from commencement of business operations of the sub-account through December 31, 1999. The variable accumulation unit values and the number of variable accumulation units outstanding for each sub-account for the periods shown are as follows:

                                                                     Number of
                               Accumulation       Accumulation     Accumulation
                               Unit Value at       Unit Value    Units Outstanding
  Subaccount                Beginning of Period at End of Period at End of Period
  ----------                ------------------- ---------------- -----------------
  Balanced(/6/)
   1999...................        $14.16           $15.101489      4,426,908.448
   1998...................        $11.738            $14.16        2,280,501.753
   1997...................        $10.000           $11.738         647,855.304
----------------------------------------------------------------------------------
  Appreciation(/2/)
   1999...................        $35.36           $38.862415      8,513,807.354
   1998...................        $27.532            $35.36        8,121,246.029
   1997...................        $21.802           $27.532        6,447,159.634
   1996...................        $17.610           $21.802        3,665,146.389
   1995...................        $13.373           $17.610        2,077,029.504
   1994...................        $13.160           $13.373         919,622.615
   1993...................        $12.500           $13.160         237,733.021
----------------------------------------------------------------------------------
  Disciplined Stock(/5/)
   1999...................        $19.09           $22.295427      5,856,978.740
   1998...................        $15.272            $19.09        4,753,022.290
   1997...................        $11.776           $15.272        2,278,146.352
   1996...................        $10.00            $11.776         618,809.191
----------------------------------------------------------------------------------
  Growth and Income(/4/)
   1999...................        $29.23           $33.694444      6,548,394.692
   1998...................        $26.509            $29.23        7,270,897.396
   1997...................        $23.131           $26.509        7,480,387.355
   1996...................        $19.426           $23.131        6,332,649.215
   1995...................        $12.167           $19.426        2,565,038.589
   1994...................        $12.177           $12.167          4,300.380
----------------------------------------------------------------------------------
  International
   Equity(/4/)
   1999...................        $15.89           $25.037701      2,296,712.753
   1998...................        $15.422            $15.89        2,456,885.911
   1997...................        $14.267           $15.422        2,176,230.247
   1996...................        $12.964           $14.267        1,480,395.223
   1995...................        $12.240           $12.964         530,374.642
   1994...................        $12.247           $12.240          8,552.073
----------------------------------------------------------------------------------
  International Value(/5/)
   1999...................        $11.78           $14.846150      1,432,408.023
   1998...................        $10.982            $11.78        1,380,692.935
   1997...................        $10.244           $10.982        1,047,389.002
   1996...................        $10.00            $10.244         230,868.491

                                                                     Number of
                               Accumulation       Accumulation     Accumulation
                               Unit Value at       Unit Value    Units Outstanding
  Subaccount                Beginning of Period at End of Period at End of Period
  ----------                ------------------- ---------------- -----------------
  Limited Term High
   Income(/6/)
   1999...................        $10.73           $10.421888      5,300,351.762
   1998...................        $10.852            $10.73        6,458,312.119
   1997...................        $10.000           $10.852        2,424,231.798
----------------------------------------------------------------------------------
  Money Market(/1/)
   1999...................         $1.22           $1.258459      64,761,299.670
   1998...................        $1.175             $1.22        53,939,642.196
   1997...................        $1.132             $1.175       42,660,950.364
   1996...................        $1.093             $1.132       38,983,053.941
   1995...................        $1.048             $1.093       31,807,563.947
   1994...................        $1.018             $1.048       23,559,789.795
   1993...................        $1.021             $1.018        2,678,280.492
----------------------------------------------------------------------------------
  Quality Bond(/1/)
   1999...................        $15.88           $15.683297      5,010,813.856
   1998...................        $15.260            $15.88        5,030,446.431
   1997...................        $14.142           $15.260        4,020,220.452
   1996...................        $13.908           $14.142        3,072,774.847
   1995...................        $11.710           $13.908        2,052,313.888
   1994...................        $12.445           $11.710         931,527.691
   1993...................        $12.310           $12.445         86,752.856
----------------------------------------------------------------------------------
  Small Cap(/1/)
   1999...................        $64.44           $78.255479      2,096,729.991
   1998...................        $67.668            $64.44        2,615,765.058
   1997...................        $58.773           $67.668        2,954,842.907
   1996...................        $51.121           $58.773        2,736,720.675
   1995...................        $40.064           $51.121        2,155,879.198
   1994...................        $37.702           $40.064        1,250,237.625
   1993...................        $39.620           $37.702         138,557.449
----------------------------------------------------------------------------------
  Small Company Stock(/1/)
   1999...................        $11.99           $13.083267      1,665,730.260
   1998...................        $12.935            $11.99        2,111,028.689
   1997...................        $10.772           $12.935        1,604,089.554
   1996...................        $10.00            $10.772         543,949.419
----------------------------------------------------------------------------------
  Special Value(/1/)
   1999...................        $16.19           $17.122305      2,347,756.875
   1998...................        $14.185            $16.19        2,764,173.241
   1997...................        $11.682           $14.185        2,649,561.005
   1996...................        $12.292           $11.682        1,232,530.711
   1995...................        $12.496           $12.292        1,288,429.555
   1994...................        $12.861           $12.496        1,486,438.137
   1993...................        $12.797           $12.861         167,686.797
----------------------------------------------------------------------------------
  Zero Coupon 2000(/1/)
   1999...................        $16.65           $16.857088      1,153,903.665
   1998...................        $15.736            $16.65        1,263,163.357
   1997...................        $14.911           $15.736        1,350,865.031
   1996...................        $14.740           $14.911        1,320,168.687
   1995...................        $12.672           $14.740         903,799.152
   1994...................        $13.373           $12.672         476,355.738
   1993...................        $13.225           $13.373         137,252.898

                                                                    Number of
                              Accumulation       Accumulation     Accumulation
                              Unit Value at       Unit Value    Units Outstanding
  Subaccount               Beginning of Period at End of Period at End of Period
  ----------               ------------------- ---------------- -----------------
  Stock Index(/1/)
   1999...................       $44.42           $52.827945      5,113,716.960
   1998...................       $35.128            $44.42        4,443,711.383
   1997...................       $26.791           $35.128        3,357,236.245
   1996...................       $22.172           $26.791        2,030,280.057
   1995...................       $16.437           $22.172         977,271.816
   1994...................       $16.521           $16.437         348,937.285
   1993...................       $15.310           $16.521         93,536.733
---------------------------------------------------------------------------------
  Socially Responsible
   Growth(/3/)
   1999...................       $34.30           $43.995552      2,399,067.265
   1998...................       $26.879            $34.30        1,744,708.001
   1997...................       $21.221           $26.879        1,335,814.063
   1996...................       $17.752           $21.221         708,680.320
   1995...................       $13.377           $17.752         295,077.936
   1994...................       $13.364           $13.377         135,018.350
   1993...................       $12.490           $13.364         26,089.826
---------------------------------------------------------------------------------
  Core Value(/7/)
   1999...................        $9.29           $10.966574       618,554.557
   1998...................       $10.00             $9.29          95,759.521
---------------------------------------------------------------------------------
  European Equity(/9/)
   1999...................       $10.00           $12.824421       71,170.963
---------------------------------------------------------------------------------
  Founders Growth(/8/)
   1999...................       $10.00           $12.632215       209,797.215
---------------------------------------------------------------------------------
  Founders International
   Equity(/9/)
   1999...................       $10.00           $13.894447       51,377.647
---------------------------------------------------------------------------------
  Founders Passport(/8/)
   1999...................       $10.00           $16.144478       230,853.270
---------------------------------------------------------------------------------
  MidCap Stock(/7/)
   1999...................        $9.63           $10,528777       677,575.571
   1998...................       $10.00             $9.63          467,292.833
---------------------------------------------------------------------------------
  Technology Growth(/9/)
   1999...................       $10.00           $15.383368      2,898,342.133
---------------------------------------------------------------------------------
  Transamerica VIF
   Growth(/7/)
   1999...................       $11.35           $15,422192      2,963,758.863
   1998...................       $10.00             $11.35        1,634,054.907

 (1) Sub-Account inception January 4, 1993.

                                          (6) Sub-Account inception May 1,
                                          1997.

 (2) Sub-Account inception April 5, 1993.

                                          (7) Sub-Account inception May 1,
                                          1998.

 (3) Sub-Account inception October 7, 1993.

 (4) Sub-Account inception December 15, 1994.

                                          (8) Sub-Account inception May 3,
                                          1999.

 (5) Sub-Account inception May 1, 1996.

The Core Bond Subaccount, Emerging Leaders Subaccount, Emerging Markets Subaccount, Founders Discovery Subaccount and Japan Subaccount had not commenced operations as of December 31, 1999, therefore comparable information is not available.

                                          (9) Sub-Account inception October 1,
                                          1999.

Financial Statements for the Variable Account and Transamerica

The financial statements and reports of independent auditors for the variable account and Transamerica are contained in the Statement of Additional Information.

                                Appendix C

                               DEFINITIONS

Account: The account established and maintained under the contract to which your net purchase payments are credited.

Account Value: The account value is equal to the sum of: a) the fixed accumulated value, plus b) the variable accumulated value.

Active Sub-Account: A sub-account of the variable account in which the contract has current value.

Annuitant: The person: (a) whose life is used to determine the amount of monthly annuity payments on the annuity date; and (b) who is the payee designated to receive monthly annuity payments, unless such payee is changed by the owner. The annuitant cannot be changed after the contract has been issued, except upon the annuitant's death before the annuity date if a contingent annuitant has previously been named. In the case of a qualified contract used to fund an IRA, Roth IRA, or a 403(b) annuity, the owner must be the annuitant.

Annuitant's Beneficiary: The person or persons named by the owner who may receive the death benefit under the contract, if: (a) the annuitant is not the owner, there is no named contingent annuitant and the annuitant dies before the annuity date and before the death of the owner or owners; or (b) the annuitant dies after the annuity date under an annuity form containing a period certain option.

Annuity Date: The date on which the annuity purchase amount will be applied to provide an annuity under the annuity form and payment option selected by the owner. Monthly annuity payments will start the first day of the month immediately following the annuity date. Unless the annuity date is changed as allowed by the contract, the annuity date will be as shown in the contract.

Annuity Payment: An amount paid by Transamerica at regular intervals to the annuitant and/or any other payee specified by the owner. It may be on a variable or fixed basis.

Annuity Purchase Amount: The amount applied as a single purchase payment to provide an annuity under the annuity form and payment options available under the contract. The annuity purchase amount is equal to the account value, less any applicable contingent deferred sales load, and less any applicable premium taxes. In determining the annuity purchase amount, Transamerica will waive the contingent deferred sales load if the annuity form involves life contingencies and the annuity date occurs on or after the third contract anniversary.

Annuity Year: A one-year period starting on the annuity date and, after that, each succeeding one-year period.

Cash Surrender Value: The amount payable to the owner if the contract is surrendered on or before the annuity date. The cash surrender value is equal to the account value, less the account fee, less any applicable contingent deferred sales load, less any rider fee, and less applicable premium taxes.

Code: The U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

Contingent Annuitant: The person who: (a) becomes the annuitant if the annuitant dies before the annuity date; or (b) may receive benefits under the contract if the annuitant dies after the annuity date under an annuity form containing a contingent annuity option. A contingent annuitant may be designated only if the owner is not also the annuitant. The contingent annuitant may be changed at any time by the owner while the annuitant is living and before the annuity date.

Contingent Deferred Sales Load or Surrender Charge: A charge equal to a percentage of premiums withdrawn from the certificate that are less than seven years old. See Contingent Deferred Sales Load/Surrender Charge for the specific percentages.

Contract Anniversary: The same month and day as the contract date in each calendar year after the calendar year in which the contract date occurs.

Contract Date: The effective date of the contract as shown on the contract.

Contract Year: The 12-month period from the contract date and ending with the day before the first contract anniversary and each twelve month period thereafter. The first contract year for any particular net purchase payment is the contract year in which the purchase payment is received by the service center.

Expiration Date: The last day of a guarantee period.

Fixed Account: The fixed account contains one or more guarantee periods to which all or portions of net purchase payments and transfers may be allocated. The fixed account assets are general assets of the company and are distinguishable from those allocated to a separate account of the company.

Fixed Accumulated Value: The total dollar amount of all guarantee amounts held under the fixed account for the contract before the annuity date. The fixed accumulated value is determined without regard to any interest adjustment.

Fixed Annuity: An annuity with predetermined payment amounts.

Free Look Period: The period of time, beginning on the date the owner receives the contract, during which the owner has the right to cancel the contract. The length of this period depends upon the state of issuance.

Funds: Dreyfus Variable Investment Fund, Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Investment Portfolios and Transamerica Variable Insurance Fund, Inc., in which the variable account currently invests.

Guarantee Amount: An amount equal to: a) the amount of the net purchase payment or transfer allocated to a particular guarantee period with a particular expiration date; less b) any withdrawals or transfers made from that guarantee period; less c) any applicable transfer fee; less d) any reductions for the annual account fee; and plus e) interest credited.

Guarantee Period: The period for which a guaranteed interest rate is credited which shall not be less than one year.

Inactive Sub-Account: A sub-account of the variable account in which the contract has a zero balance.

Net Investment Factor: An index that measures the investment performance of a sub-account from one valuation period to the next.

Net Purchase Payment: A purchase payment reduced by any applicable premium tax, including retaliatory premium taxes.

Non-Qualified Contract: A contract that does not receive special tax treatment under the Code. Owner or Joint Owners: The person or persons who, while living, control all rights and benefits under the contract. Joint owners own the contract equally with the right of survivorship. The right of survivorship means that if a joint owner dies, his or her interest in the contract will pass to the surviving joint owner in accordance with the death benefit provision. Joint owners must be husband and wife as of the contract date (except in Pennsylvania). Qualified contracts may not have joint owners.

Owner's Beneficiary: If the owner is an individual, the owner's beneficiary is the person(s) who may receive the death benefit if the owner dies before the annuity date and before the death of the annuitant. If the contract has joint owners, the surviving joint owner will be the owner's beneficiary.

Payee: The person who receives the annuity payments after the annuity date. The payee will be the annuitant, unless otherwise changed by the owner.

Portfolio: Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc., or any one of the series of Dreyfus Variable Investment Fund or any one of the portfolios of Dreyfus Investment Portfolios or the Growth Portfolio of Transamerica Variable Insurance Fund, Inc., underlying a sub-account of the variable account.

Proof of Death: May be: (a) a copy of a certified death certificate; (b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (c) a written statement by a medical doctor who attended the deceased; or (d) any other proof satisfactory to us.

Qualified Contract: A contract issued in connection with a retirement plan or program that qualified for special tax treatment under Sectioon 401(a), 403(b), 408 or 408A of the Code.

Receipt: Receipt and acceptance by us at our service center.

Service Center: Transamerica's Annuity Service Center, at P.O. Box 31728, Charlotte, North Carolina 28231-1728 and at telephone (800) 258-4261.

Source Account: A sub-account of the variable account or the fixed account, as permitted, from which dollar cost averaging transfers are being made.

Sub-Account: A subdivision of the variable account investing solely in shares of one of the portfolios.

Valuation Day: Any day the New York Stock Exchange is open for trading.

Valuation Period: The time interval between the closing of the New York Stock Exchange on consecutive valuation days.

Variable Account: Separate Account VA-2L, a separate account established and maintained by Transamerica for the investment of a portion of its assets. The variable account contains several sub-accounts to which all or portions of net purchase payments and transfers may be allocated.

Variable Accumulated Value: The total dollar amount of all variable accumulation units under each sub-account of the variable account held for the contract before the annuity date. The variable accumulated value before the annuity date is equal to: (a) net purchase payments allocated to the sub-accounts; plus or minus (b) any increase or decrease in the value of assets of the sub-accounts due to investment results; less (c) the daily mortality and expense risk charge; less (d) the daily administrative expense charge; less
(e) reductions for the annual account fee deducted on the last business day of each contract year; plus or minus (f) amounts transferred to or from the fixed account; less (g) any applicable transfer fees; and less (h) withdrawals from the sub-accounts.

Variable Accumulation Unit: A unit of measure used to determine the account value before the annuity date. The value of a variable accumulation unit varies with each sub-account.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified sub-accounts of the variable account.

Variable Annuity Unit: A unit of measure used to determine the amount of the second and each subsequent payment under a variable annuity payment option. The value of a variable annuity unit varies with each sub-account.

Withdrawals: Refers to partial withdrawals, full surrenders, and systematic withdrawals that are paid in cash to the owner, or to any person or persons specified by the owner.

Written Notice or Written Request: A notice or request in writing by the owner to our service center. Such a request must contain original signatures; no carbons or photocopies will be accepted. We reserve the right to accept a facsimile copy.

                                Appendix D



Transamerica Occidental Life Insurance Company

DISCLOSURE STATEMENT
for Individual Retirement Annuities

The following information is being provided to you, the owner, in accordance with the requirements of the Internal Revenue Service (IRS). This Disclosure Statement contains information about opening and maintaining an Individual Retirement Account or Annuity (IRA), and summarizes some of the financial and tax consequences of establishing an IRA.

Part I of this Disclosure Statement discusses Traditional IRAs, while Part II addresses Roth IRAs. Because the tax consequences of the two categories of IRAs differ significantly, it is important that you review the correct part of this Disclosure Statement to learn about your particular IRA. This Disclosure Statement does not discuss Education IRAs or SIMPLE-IRAs, except as necessary in the context of discussing other types of IRAs.

Your Transamerica Life Insurance and Annuity Company's Individual Retirement Annuity, also referred to as a Transamerica Life IRA Contract has been approved as to form by the IRS. In addition, we are using an IRA and a Roth IRA Endorsement based on the IRS-approved text. Please note that IRS approval applies only to the form of the contract and does not represent a determination of the merits of such IRA contract.

It may be necessary for us to amend your Transamerica Life IRA or Roth IRA Contract in order for us to obtain or maintain IRS approval of its tax qualification. In addition, laws and regulations adopted in the future may require changes to your contract in order to preserve its status as an IRA. We will send you a copy of any such amendment.

No contribution to a Transamerica Life IRA will be accepted under a SIMPLE plan established by any employer pursuant to Internal Revenue Code Section 408(p). No transfer or rollover of funds attributable to contributions made by an employer to your SIMPLE IRA under the employer's SIMPLE plan may be transferred or rolled over to your Transamerica Life IRA before the expiration of the two year period beginning on the date you first participated in the employer's SIMPLE plan. In addition, depending on the annuity contract you purchased, contributory IRAs may or may not be available.

This Disclosure Statement includes the non-technical explanation of some of the changes made by the Tax Reform Act of 1986 applicable to IRAs and more recent changes made by the Small Business Job Protection Act of 1996, the Health Insurance Portability and Accountability Act of 1996, the Tax Relief Act of 1997 and the IRS Restructuring and Reform Act of 1998.

The information provided applies to contributions made and distributions received after December 31, 1986, and reflects the relevant provisions of the Code as in effect on January 1, 1999. This Disclosure Statement is not intended to constitute tax advice, and you should consult a tax professional if you have questions about your own circumstances.

Revocation of Your IRA or Roth IRA

You have the right to revoke your Traditional IRA or Roth IRA issued by us during the seven calendar day period following its establishment. The establishment of your Traditional IRA or Roth IRA contract will be the contract effective date. This seven day calendar period may or may not coincide with the free look period of your contract.

In order to revoke your Traditional IRA or Roth IRA, you must notify us in writing and you must mail or deliver your revocation to us postage prepaid, at: 401 North Tryon Street, Charlotte, NC 28202. The date of the postmark, or the date of certification or registration if sent by certified or registered mail, will be considered your revocation date. If you revoke your Traditional IRA or Roth IRA during the seven day period, an amount equal to your premium will be returned to you without any adjustment.

Definitions

Code - Internal Revenue Code of 1986, as amended, and regulations issued thereunder.

Contributions - Purchase payments paid to your contract.

Contract - The annuity policy, certificate or contract which you purchased.

Compensation - For purposes of determining allowable contributions, the term compensation includes all earned income, including net earnings from self-employment and alimony or separate maintenance payments received under a decree of divorce or separate maintenance and includable in your gross income, but does not include deferred compensation or any amount received as a pension or annuity.

Regular Contributions - In General

As is more fully discussed below, for 1998 and later years, the maximum total amount that you may contribute for any tax year to your regular IRAs and your regular Roth IRAs combined is $2,000, or if less, your compensation for that year. Once you attain age 70 1/2, this limit is reduced to zero only for your regular IRAs, not for your Roth IRAs, but the separate limit on Roth IRA contributions can be reduced to zero for taxpayers with adjusted gross income, also referred to as AGI, above certain levels, as described below in Part II,
Section 1. While your Roth IRA contributions are never deductible, your regular IRA contributions are fully deductible, unless you, or your spouse, is an active participant in some form of tax-qualified retirement plan for the tax year. In the latter case, any deductible portion of your regular IRA contributions for each year is subject to the limits that are described below in Part I, Section 2, and any remaining regular IRA contributions for that year must be reported to the IRS as nondeductible IRA contributions, along with your Roth IRA contributions.

IRA PART I: TRADITIONAL IRAs

The rules that apply to a Traditional Individual Retirement Account or Annuity, which is referred to in this Disclosure Statement simply as an "IRA" or as a "Traditional IRA" and which includes a regular or Spousal IRA and a rollover IRA, generally also apply to IRAs under Simplified Employee Pension plans or SEP-IRAs, unless specific rules for SEP-IRAs are stated.

1. Contributions

(a) Regular IRA. Regular IRA contributions must be in cash and are subject to the limits described above. Such contributions are also subject to the minimum amount under the Transamerica IRA contract. In addition, any of your regular contributions to an IRA for a tax year must be made by the due date, not including extensions, for your federal tax return for that tax year. See also
Part II, Section 4 below about recharacterizing IRA and Roth IRA contributions by such date.

(b) Spousal IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own separate regular IRA, and Roth IRA, and may make contributions to such IRAs for your spouse that are not limited by your spouse's lower amount of compensation. Instead, the limit for the total contribution to spousal IRAs that can be made by you or your spouse for the tax year is:

1. $2,000; or

2. if less, the total combined compensation for both you and your spouse reduced by any deductible IRA contributions and any Roth IRA contributions for such year.

As with any regular IRA contributions, those for your spouse cannot be made for any tax year in which your spouse has attained age 70 1/2, must be in cash, and must be made by the due date, not including extensions, for your federal income tax return for that tax year.

(c) Rollover IRA. Rollover contributions to a Traditional IRA are unlimited in dollar amount. These can include rollover contributions of eligible distributions received by you from another Traditional IRA or tax-qualified retirement plan. Generally, any distribution from a tax-qualified retirement plans, such as a pension or profit sharing plan, Code Section 401(k) plan, H.R. 10 or Keogh plan, or a Traditional IRA can be rolled over to a Traditional IRA unless it is a required minimum distribution as discussed below in Part I, Section 4(a) or it is part of a series of payments to be paid to you over your life, life expectancy or a period of at least 10 years. In addition, distributions of "after-tax" plan contributions, i.e., amounts which are not subject to federal income tax when distributed from a tax-qualified retirement plan, are not eligible to be rolled over to an IRA. If a distribution from a tax-qualified plan or a Traditional IRA is paid to you and you want to roll over all or part of the eligible distributed amount to a Transamerica Life Traditional IRA, the rollover must be accomplished within 60 days of the date you receive the amount to be rolled over. However, you may roll over any amount from one Traditional IRA into another Traditional IRA only once in any 365-day period.

A timely rollover of an eligible distributed amount that has been paid to you directly will prevent its being taxable to you at the time of distribution; that is, none of it will be includable in your gross income until you withdraw some amount from your rollover IRA. However, any such distribution directly to you from a tax-qualified retirement plan is generally subject to a mandatory 20% withholding tax.

By contrast, a direct transfer from a tax-qualified retirement plan to a Traditional IRA is considered a "direct" rollover and is not subject to any mandatory withholding tax, or other federal income tax, upon the direct transfer. If you elect to make such a "direct" rollover from a tax-qualified plan to a Transamerica Life Traditional IRA, the transferred amount will be deposited directly into your rollover IRA.

Strict limitations apply to rollovers, and you should seek competent tax advice in order to comply with all the rules governing rollovers.

(d) Direct Transfers from another Traditional IRA. You may make an initial or subsequent contribution to your Transamerica Life Traditional IRA by directing the fiduciary or issuer of any of your existing IRAs to make a direct transfer of all or part of such IRAs in cash to your Transamerica Life Traditional IRA. Such a direct transfer between Traditional IRAs is not considered a rollover, e.g., for purposes of the 1-year waiting period or withholding.

(e) Simplified Employee Pension Plan, or SEP-IRA. If an IRA is established that meets the requirements of a SEP-IRA, generally your employer may contribute an amount not to exceed the lesser of 15% of your includable compensation ($160,000 for 1999, adjusted for inflation thereafter) or $30,000, even after you attain age 70 1/2. The amount of such contribution is not includable in your income for federal income tax purposes. In the case of a SEP-IRA that has a grandfathered qualifying form of salary reduction, referred to as a SARSEP, that was established by an employer before 1997, generally any employee, including a self-employed individual, who:

1.  has worked for the employer for 3 of the last 5 preceding tax years;

2. is at least age 21; and

3. has received from the employer compensation of at least $400 for the current tax year, adjusted for inflation after 1999.

is eligible to make a before tax salary reduction contribution to the SARSEP for the current tax year of up to $10,000, adjusted for inflation after 1998, subject to the overall limits for SEP-IRA contributions.

Your employer is not required to make a SEP-IRA contribution in any year nor make the same percentage contribution each year. But if contributions are made, they must be made to the SEP-IRA for all eligible employees and must not discriminate in favor of highly compensated employees. If these rules are not met, any SEP-IRA contributions by the employer could be treated as taxable to the employees and could result in adverse tax consequences to the participating employee. For further details about SARSEPs and SEP-IRAs, e.g., for computing contribution limits for self-employed individuals, see IRS Publication 590, as indicated below.

(f) Responsibility of the Owner. Contributions, rollovers, or transfers to any IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to determine the tax deductibility of any contribution to your Traditional IRA, and to make such contributions in accordance with the Code. Transamerica does not provide tax advice, and assumes no liability for the tax consequences of any contribution to your Transamerica Life Traditional IRA.

2. Deductibility of Contributions for a Regular IRA

(a) General Rules. The deductible portion of the contributions made to the regular IRAs for you, or your spouse, for a tax year depends on whether you, or your spouse, is an "active participant" in some type of a tax-qualified retirement plan for such year, as described in Section 2(b) immediately below.

If you and your spouse file a joint return for a tax year and neither of you is an active participant for such year, then the permissible contributions to the regular IRAs for each of you are fully deductible up to $2,000 each, i.e., your combined deductible IRA contribution limit for the tax year could be $4,000.

Similarly, if you are not married, or treated as such, for the tax year and you are not an active participant for such year, the permissible contributions to your regular IRAs for the tax year are fully deductible up to $2,000. For instance, if you and your spouse file separate returns for the tax year and you did not live together at any time during such tax year, then you are treated as unmarried for such year, and if you were not an active participant for the tax year, then your deductible limit for your regular IRA contribution is $2,000, even if your spouse was an active participant for such year.

If you are an active participant for the tax year, then your $2,000 limit is subject to a phase-out rule if your AGI for such year exceeds a Threshold Level, depending on your tax filing status and the calendar year. If, however, you are not an active participant for the tax year but your spouse is, then your $2,000 limit is subject to the phase-out rule only if your AGI exceeds a higher Threshold Level. See Part I, Section 2(c), below.

(b) Active Participant. You are an "active participant" for a year if you participate in some type of tax-qualified retirement plan. For example, if you participate in a qualified pension or profit sharing plan, a Code Section 401(k) plan, certain government plans, a tax-sheltered arrangement under Code
Section 403, a SIMPLE plan or a SEP-IRA plan, you are considered to be an active participant. Your Form W-2 for the year should indicate your participation status.

(c) Adjusted Gross Income, also referred to as AGI. If you are an active participant, you must look at your AGI for the year, or if you and your spouse file a joint tax return, you use your combined AGI, to determine whether you can make a deductible IRA contribution for that taxable year. The instructions for your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and you can make a deductible contribution under the same rules as a person who is not an active participant.

If you are an active participant for the tax year, then your Threshold Level depends upon whether you are a married taxpayer filing a joint tax return, an unmarried taxpayer, or a married taxpayer filing a separate tax return. If you are a married taxpayer but file a separate tax return, the Threshold Level is $0. If you are a married taxpayer filing a joint tax return, or an unmarried taxpayer, your Threshold Level depends upon the taxable year, and can be determined using the appropriate table below:

             Married Filing Jointly                        Unmarried
        Taxable                 Threshold       Taxable                   Threshold
        Year                      Level         Year                        Level
-----------------------------------------------------------------------------------
        1998                     $50,000        1998                       $30,000
        1999                     $51,000        1999                       $31,000
        2000                     $52,000        2000                       $32,000
        2001                     $53,000        2001                       $33,000
        2002                     $54,000        2002                       $34,000
        2003                     $60,000        2003                       $40,000
        2004                     $65,000        2004                       $45,000
        2005                     $70,000        2005 and thereafter        $50,000
        2006                     $75,000
        2007 and thereafter      $80,000
-----------------------------------------------------------------------------------

Beginning in 1998, if you are not an active participant for the tax year but your spouse is, and you are not treated as unmarried for filing purposes, then your Threshold Level is $150,000.

If your AGI is less than $10,000 above your Threshold Level, or $20,000 for married taxpayers filing jointly for the taxable year beginning on or after January 1, 2007, you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level is called your Excess AGI. The Maximum Allowable Deduction is $2,000, even for Spousal IRAs. You can calculate your Deduction Limit as follows:

10,000 - Excess AGI x Maximum Allowable Deduction = Deduction Limit 10,000

For taxable years beginning on or after January 1, 2007, married taxpayers filing jointly should substitute 20,000 for 10,000 in the numerator and denominator of the above equation.

You must round up any computation of the Deduction Limit to the next highest $10 level, that is, to the next highest number which ends in zero. For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot in any event exceed 100% of your compensation.

3. Nondeductible Contributions to Regular IRAs

The amounts of your regular IRA contributions which are not deductible will be nondeductible contributions to such IRAs. You may also choose to make a nondeductible contribution to your regular IRA, even if you could have deducted part or all of the contribution. Interest or other earnings on your regular IRA contributions, whether from deductible or nondeductible contributions, will not be taxed until taken out of your IRA and distributed to you.

If you make a nondeductible contribution to an IRA, you must report the amount of the nondeductible contribution to the IRS as a part of your tax return for the year, e.g., on Form 8606.

4. Distributions

(a) Required Minimum Distributions, or simply, RMD. Distributions from your Traditional IRAs must be made or begin no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2, the required beginning date. You may take RMDs from any Traditional IRA you maintain, but not from any Roth IRA, as long as:

a) distributions begin when required;

b) distributions are made at least once a year; and

c) the amount to be distributed is not less than the minimum required under current federal tax law.

If you own more than one Traditional IRA, you can choose whether to take your RMD from one Traditional IRA or a combination of your Traditional IRAs. A distribution may be made at once in a lump sum, as qualifying partial withdrawals or as qualifying settlement option payments. Qualifying partial withdrawals and settlement option payments must be made in equal or substantially equal amounts over:

a) your life or the joint lives of you and your beneficiary; or

b) a period not exceeding your life expectancy, as redetermined annually under IRS tables in the income tax regulations, or the joint life expectancy of you and your beneficiary, as redetermined annually, if that beneficiary is your spouse.

Also, special rules may apply if your designated beneficiary, other than your spouse, is more than ten years younger than you.

If qualifying settlement option payments start before the April 1 following the year you turn age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the RMD provisions, above, and the death benefit provisions, below.

If you die before the entire interest in your Traditional IRAs is distributed to you, but after your required beginning date, the entire interest in your Traditional IRAs must be distributed to your beneficiaries at least as rapidly as under the method in effect at your death. If you die before your required beginning date and if you have a designated beneficiary, distributions to your designated beneficiary can be made in substantially equal installments over the life or life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after the year of your death. Otherwise, if you die before your required beginning date and your surviving spouse is not your designated beneficiary, distributions must be completed by December 31 of the calendar year that is five years after the year of your death.

If your designated beneficiary is your surviving spouse, and you die before your required beginning date, your surviving spouse can become the new owner/annuitant and can continue the Transamerica Life Traditional IRA on the same basis as before your death. If your spouse elects to continue the contract, an amount equal to the excess, if any, of the Death Benefit over the account value will then be added to the account value. This amount will be added only once, at the time of such election. Furthermore, all future contingent deferred sales loads will be waived. If your surviving spouse does not wish to continue the contract as his or her IRA, he or she may elect to receive the death benefit in the form of qualifying settlement option payments in order to avoid the 5-year rule. Such payments must be made in substantially equal amounts over your spouse's life or a period not extending beyond his or her life expectancy. Your surviving spouse must elect this option and begin receiving payments no later than the later of the following dates:

a) December 31 of the year following the year you died; or

b) December 31 of the year in which you would have reached the required beginning date if you had not died.

Either you or, if applicable, your beneficiary, is responsible for assuring that the RMD is taken in a timely manner and that the correct amount is distributed.

(b) Taxation of IRA Distributions. Because nondeductible Traditional IRA contributions are made using income which has already been taxed, that is, they are not deductible contributions, the portion of the Traditional IRA distributions consisting of nondeductible contributions will not be taxed again when received by you. If you make any nondeductible contributions to your Traditional IRAs, each distribution from any of your Traditional IRAs will consist of a nontaxable portion, return of nondeductible contributions, and a taxable portion, return of deductible contributions, if any, and earnings.

Thus, if you receive a distribution from any of your Traditional IRAs and you previously made deductible and nondeductible contributions to such IRAs, you may not take a Traditional IRA distribution which is entirely tax-free. The following formula is used to determine the nontaxable portion of your distributions for a taxable year.

Remaining nondeductible contributions

Divided by

  Year-end total adjusted Traditional IRA balances

Multiplied by

  Total distributions for the year

Equals:

  Nontaxable distributions for the year

To figure the year-end total adjusted Traditional IRA balance, you must treat all of your Traditional IRAs as a single Traditional IRA. This includes all regular IRAs, as well as SEP-IRAs, SIMPLE IRAs and Rollover IRAs, but not Roth IRAs. You also add back to your year-end total Traditional IRA balances, specifically the distributions taken during the year from your Traditional IRAs. Please refer to IRS Publication 590, Individual Retirement Arrangements for instructions, including worksheets, that can assist you in these calculations. Transamerica Life Insurance and Annuity Company will report all distributions from your Transamerica Traditional IRA to the IRS as fully taxable income to you.

Even if you withdraw all of the assets in your Traditional IRAs in a lump sum, you will not be entitled to use any form of lump sum treatment or income averaging to reduce the federal income tax on your distribution. Also, no portion of your distribution qualifies as a capital gain. Moreover, any distribution made before you reach age 59 1/2, may be subject to a 10% penalty tax on early distributions, as indicated below.

(c) Withholding. Unless you elect not to have withholding apply, federal income tax will be withheld from your Traditional IRA distributions. If you receive distributions under a settlement option, tax will be withheld in the same manner as taxes withheld on wages, calculated as if you were married and claim three withholding allowances. If you are receiving any other type of distribution, tax will be withheld in the amount of 10% of the distribution. If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica that you are not a U. S. citizen residing abroad or a tax avoidance expatriate as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

5. Penalty Taxes

(a) Excess Contributions. If at the end of any taxable year the total regular IRA contributions you made to your Traditional IRAs and your Roth IRAs, other than rollovers or transfers, exceed the maximum allowable deductible and nondeductible contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise penalty tax. Such penalty tax cannot exceed 6% of the value of your IRAs at the end of such year.

However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return, including extensions, for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, nor otherwise be includible in your gross income if you have not taken a deduction for the excess amount.

However, the earnings withdrawn will be taxable income to you and may be subject to the 10% penalty tax on early distributions. Alternatively, excess contributions for one year may be withdrawn in a later year or may be carried forward as regular IRA contributions in the following year to the extent that the excess, when aggregated with your regular IRA contributions, if any, for the subsequent year, does not exceed the maximum allowable deductible and nondeductible amount for that year. The 6% excise tax will be imposed on excess contributions in each subsequent year they are neither returned to you nor applied as permissible regular IRA contributions for such year.

(b) Early Distributions. Since the purpose of an IRA is to accumulate funds for retirement, your receipt or use of any portion of your IRA before you attain age 59 1/2 constitutes an early distribution subject to a 10% penalty tax unless the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy or the joint life expectancies of you and your beneficiary, as determined from IRS tables in the income tax regulations.

Also, the 10% penalty tax will not apply if distributions are used to pay for medical expenses in excess of 7.5% of your AGI or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. Effective for distributions made in 1998 or later, the 10% penalty tax also will not apply to an early distribution made to pay for certain qualifying first-time homebuyer expenses of you or certain family members, or for certain qualifying higher education expenses for you or certain family members.

First-time homebuyer expenses must be paid within 120 days of the distribution from the IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principal residence, including any usual or reasonable settlement, financing or other closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution. The amount of an early distribution, excluding any nondeductible contribution included therein, is includable in your gross income and may be subject to the 10% penalty tax unless you transfer it to another IRA as a qualifying rollover contribution.

(c) Failure To Satisfy RMD. If the RMD rules described above in Part I,
Section 4(a) apply to you and if the amount distributed during a calendar year is less than the minimum amount required to be distributed, you will be subject to a penalty tax equal to 50% of the excess of the amount required to be distributed over the amount actually distributed.

(d) Policy Loans and Prohibited Transactions. If you or any beneficiary engage in any prohibited transaction, such as any sale, exchange or leasing of any property between you and the Traditional IRA, or any interference with the independent status of such IRA, the Traditional IRA will lose its tax exemption and be treated as having been distributed to you. The value of the entire Traditional IRA, excluding any nondeductible contributions included therein, will be includable in your gross income; and, if at the time of the prohibited transaction you are under age 59 1/2, you may also be subject to the 10% penalty tax on early distributions, as described above in Part I,
Section 5(b).

If you borrow from or pledge your Traditional IRA, or your benefits under the contract, as security for a loan, the portion borrowed or pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you will have to include the value of the portion borrowed or pledged as security in your income that year for federal tax purposes. You may also be subject to the 10% penalty tax on early distributions.

(e) Overstatement or Understatement of Nondeductible Contributions. If you overstate your nondeductible Traditional IRA contributions on your federal income tax return, without reasonable cause, you may be subject to a reporting penalty. Such a penalty also applies for failure to file any form required by the IRS to report nondeductible contributions. These penalties are in addition to any ordinary income or penalty taxes, interest, and penalties for which you may be liable if you underreport income upon receiving a distribution from your Traditional IRA. See Part I, Section 4(b) above for the tax treatment of such distributions.

IRA PART II: ROTH IRAs

1. Contributions

(a) Regular Roth IRA. You may make contributions to a regular Roth IRA in any amount up to the contribution limits described in Part II, Section 3, below. Such contributions are also subject to the minimum amount under the Transamerica Life Roth IRA contract. Such contribution must be in cash. Your contribution for a tax year must be made by the due date, not including extensions, for your federal income tax return for that tax year. Unlike Traditional IRAs, you may continue making Roth IRA contributions after reaching age 70 1/2 to the extent that your AGI does not exceed the levels described below.

(b) Spousal Roth IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual Roth IRA and may make contributions to those Roth IRAs in accordance with the rules and limits for contributions contained in the Code, which are described in Part II, Section 3, below. Such contributions must be in cash. Your contribution to a Spousal Roth IRA for a tax year must be made by the due date, not including extensions, for your federal income tax return for that tax year.

(c) Rollover Roth IRA. You may make contributions to a Rollover Roth IRA within 60 days after receiving a distribution from an existing Roth IRA, subject to certain limitations discussed in Part II, Section 3, below.

(d) Transfer Roth IRA. You may make an initial or subsequent contribution to your Transamerica Life Roth IRA by directing a fiduciary or issuer of any of your existing Roth IRAs to make a direct transfer of all or a portion of the assets from such Roth IRAs to your Transamerica Life Roth IRA.

(e) Conversion Roth IRA. You may make contributions to a Conversion Roth IRA within 60 days of receiving a distribution from an existing Traditional IRA or by instructing the fiduciary or issuer of any of your existing Traditional IRAs to make a direct transfer of all or a portion of the assets from such a Traditional IRA to your Transamerica Life Roth IRA, subject to certain restrictions and subject to income tax on some or all of the converted amounts. If your AGI, not including the conversion amount, is greater than $100,000 for the tax year, or if you are married and you and your spouse file separate tax returns, you may not convert or transfer any amount from a Traditional IRA to a Roth IRA.

(f) Responsibility of the Owner. Contributions, rollovers, transfers or conversions to a Roth IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to make contributions to your Roth IRA in accordance with the Code. Transamerica Life Insurance and Annuity Company does not provide tax advice, and assumes no liability for the tax consequences of any contribution to your Roth IRA.

2. Deductibility of Contributions

Your Roth IRA permits only nondeductible after-tax contributions. However, distributions from your Roth IRA are generally not subject to federal income tax. See Part II, 4(b) below. This is unlike a Traditional IRA, which permits deductible and nondeductible contributions, but which provides that most distributions are subject to federal income tax.

3. Contribution Limits

Contributions for each taxable year to all Traditional and Roth IRAs may not exceed the lesser of 100% of your compensation or $2,000 for any calendar year, subject to AGI phase-out rules described below in Section 3(a). Rollover, transfer and conversion contributions, if properly made, do not count towards your maximum annual contribution limit, nor do employer contributions to a SEP-IRA or SIMPLE IRA.

(a) Regular Roth IRAs. The maximum amount you may contribute to a regular Roth IRA will depend on the amount of your AGI for the calendar year. Your maximum $2,000 contribution limit begins to phase out when your AGI reaches $95,000 as unmarried or $150,000 when married filing jointly. Under this phase out, your maximum regular Roth IRA contributions generally will not be less than $200; however, no contribution is allowed if your AGI exceeds $110,000 as unmarried or $160,000 when married filing jointly. If you are married and you and your spouse file separate tax returns, your maximum regular Roth IRA contribution phases out between $0 and $10,000. If you are married but you and your spouse lived apart for the entire taxable year and file separate federal income tax returns, your maximum contribution is calculated as if you were not married. You should consult your tax adviser to determine your maximum contribution.

You may make contributions to a regular Roth IRA after age 70 1/2, subject to the phase-out rules. Regular Roth IRA contributions for a tax year should be reported on your tax return for that year, specifically, on Form 8606.

(b) Spousal Roth IRAs. Contributions to your lower-earning spouse's Spousal Roth IRA may not exceed the lesser of:

1. 100% of both spouses' combined compensation minus any Roth IRA or deductible Traditional IRA contribution for the spouse with the higher compensation for the year; or

2. $2,000, as reduced by the phase-out rules described above for regular Roth IRAs.

A maximum of $4,000 may be contributed to both spouses' Roth IRAs. Contributions can be divided between the spouses' Roth IRAs as you and your spouse wish, but no more than $2,000 in regular Roth IRA contributions can be contributed to either individual's Roth IRA each year.

(c) Rollover Roth IRAs. There is no limit on the amounts that you may rollover from one Roth IRA into another Roth IRA, including your Transamerica Life Roth IRA. You may roll over a distribution from any single Roth IRA to another Roth IRA only once in any 365-day period.

(d) Transfer Roth IRAs. There is no limit on amounts that you may transfer directly from one Roth IRA into another Roth IRA, including your Transamerica Life Roth IRA. Such a direct transfer does not constitute a rollover for purposes of the 1-year waiting period.

(e) Conversion Roth IRAs. There is no limit on amounts that you may convert from your Traditional IRA into your Transamerica Life Roth IRA if you are eligible to open a Conversion Roth IRA as described in Part II, Section 1(e), above. In the case of a conversion from a SIMPLE-IRA, the conversion may only be done after the expiration of your 2-year participation period described in Code Section 72(t)(6). However, the distribution proceeds from your Traditional IRA are includable in your taxable income to the extent that they represent a return of deductible contributions and earnings on any contributions. The distribution proceeds from your Traditional IRA are not subject to the 10% early distribution penalty tax, described below, if the distribution proceeds are deposited to your Roth IRA within 60 days.

You can also make contributions to a Roth IRA by instructing the fiduciary or issuer, custodian or trustee of your existing Traditional IRAs to transfer the assets in your Traditional IRAs to the Roth IRA, which can be a successor to your existing Traditional IRAs. The transfer will be treated as a distribution from your Traditional IRAs, and that amount will be includable in your taxable income to the extent that it represents a return of deductible contributions and earnings on any contributions, but will not be subject to the 10% early distribution penalty tax.

If you converted from a Traditional IRA to a Roth IRA during 1998, the income reportable upon distribution from the Traditional IRA may be reportable entirely for 1998 or reportable ratably over four years beginning in 1998.

4. Recharacterization of IRA Contributions

(a) Eligibility. By making a timely transfer and election, you generally can treat a contribution made to one type of IRA as made to a different type of IRA for a taxable year. For example, if you make contributions to a Roth IRA and later discover that you are not eligible to make Roth IRA contributions, you may recharacterize all or a portion of the contribution as a Traditional IRA contribution by the filing due date, including extensions, for the applicable tax year.

You may not recharacterize amounts paid into a Traditional IRA that represented tax-free rollovers or transfers, or employer contributions.

(b) Election. You may elect to recharacterize a contribution amount made to one type of IRA by simply making a trustee-to-trustee transfer of such amount, plus net income attributable to it, to a second type of IRA on or before the federal income tax due date, including extensions, for the tax year for which the contribution was initially made. After the recharacterization has been made, you may not revoke or modify the election.

(c) Taxation of a Recharacterization. For federal income tax purposes, a recharacterized contribution will be treated as having been contributed to the transferee IRA, rather than to the transferor IRA, on the same date and for the same tax year that the contribution was initially made to the transferor IRA. A recharacterized transfer is not considered a rollover for purposes of the 1-year waiting period.

The transfer of the contribution amount being recharacterized must include the net income attributable to such amount. If such amount has experienced net losses as of the time of the recharacterization transfer, the amount transferred, the original contribution amount less any losses, will generally constitute a transfer of the entire contribution amount. You must treat the contribution amount as made to the transferee IRA on your federal income tax return for the year to which the original contribution amount related.

For reconversions following a recharacterization, see Publication 590 and Treasury Regulation Section 1.408A-5.

5. Distributions

(a) Required Minimum Distribution, or simply, RMD. Unlike a Traditional IRA, there are no rules that require that any distribution be made to you from your Roth IRA during your lifetime.

If you die before the entire value of your Roth IRA is distributed to you, the balance of your Roth IRA must be distributed by December 31 of the calendar year that is five years after your death. However, if you die and you have a designated beneficiary, your beneficiary may elect to take distributions in the form of qualifying settlement option payments in substantially equal installments over the life or life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

If your beneficiary is your surviving spouse, he or she can become the new owner/annuitant and can continue the Transamerica Life Roth IRA on the same basis as before your death. If your surviving spouse does not wish to continue the Transamerica Life Roth IRA as his or her Roth IRA, he or she may elect to receive the death benefit in the form of qualifying settlement option payments in order to avoid the 5-year distribution requirement. Such payments must be made in substantially equal amounts over your spouse's life or a period not extending beyond his or her life expectancy. Your surviving spouse must elect this option and begin receiving payments no later than the later of the following dates:

a) December 31 of the year following the year you died; or

b) December 31 of the year in which you would have reached age 70.

Your beneficiary is responsible for assuring that the RMD following your death is taken in a timely manner and that the correct amount is distributed.

(b) Taxation of Roth IRA Distributions. The amounts that you withdraw from your Roth IRA are generally tax-free. For federal income tax purposes, all of your Roth IRAs are aggregated and Roth IRA distributions are treated as made first from Roth IRA contributions and second from earnings. Distributions that are treated as made from Roth IRA contributions are treated as made first from regular Roth IRA contributions, which are always tax-free, and second from conversion or rollover Roth IRA contributions on a first-in, first-out basis. A distribution allocable to a particular conversion or rollover Roth IRA contribution is treated as consisting first of the portion, if any, of the conversion contribution that was previously includable in gross income by reason of the conversion.

In any event, since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of Roth IRA earnings before you attain age 59 1/2, or within 5 years of your first contribution to the Roth IRA, including a contribution rolled over, transferred or converted from a Traditional IRA, will generally be treated as an early distribution subject to regular income tax and to the 10% penalty tax described below in Section 6(b).

No income tax will apply to earnings that are withdrawn before you attain age 59 1/2, but which are withdrawn five or more years after the first contribution to the Roth IRA, including a rollover or transfer contribution or conversion from a Traditional IRA, where the withdrawal is made:

a) upon your death or disability; or

b) to pay qualified first-time homebuyer expenses of you or certain family members.

No portion of your Roth IRA distribution qualifies as a capital gain. There is also a separate 5-year rule for the recapture of the 10% penalty tax that is described below in Section 6(b) and that applies to any Roth IRA distribution made before age 59 1/2 if any conversion or rollover contribution has been made to any Roth IRA owned by the individual within the 5 most recent taxable years, even if this current distribution from the Roth IRA is otherwise tax-free under the rules described in this Subsection 5(b).

(c) Withholding. If the distribution from your Roth IRA is subject to federal income tax, unless you elect not to have withholding apply, federal income tax will be withheld from your Roth IRA distributions. If you receive distributions under a settlement option, tax will be withheld in the same manner as taxes withheld on wages, calculated as if you were married and claim three withholding allowances. If you are receiving any other type of distribution, tax will be withheld in the amount of 10% of the amount of the distribution. If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica Life Insurance and Annuity Company that you are not a U. S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code
Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

6. Penalty Taxes

(a) Excess Contributions. If at the end of any taxable year your total regular Roth IRA contributions, other than rollovers, transfers or conversions, exceed the maximum allowable contributions for that year, taking into account Traditional IRA contributions, the excess contribution amount will be subject to a nondeductible 6% excise penalty tax. Such penalty tax cannot exceed 6% of the value of your Roth IRAs at the end of such year. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return, including extensions, for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax.

The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to the 10% penalty tax on early distributions. Alternatively, excess contributions for one year may be withdrawn in a later year or may be carried forward as Roth IRA contributions in a later year to the extent that the excess, when aggregated with your regular Roth IRA contributions, if any, for the subsequent year, does not exceed the maximum allowable contribution for that year. The 6% excise tax will be imposed on excess contributions in each subsequent year they are neither returned to you nor applied as permissible regular Roth IRA contributions for such year.

(a) Early Distributions. Since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of any portion of your Roth IRA before you attain age 59 1/2 constitutes an early distribution subject to the 10% penalty tax on the earnings in your Roth IRA. This penalty tax will not apply if the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy or the joint life expectancies of you and your beneficiary, as determined from IRS tables in the income tax regulations. Also, the 10% penalty tax will not apply if distributions are used to pay for medical expenses in excess of 7.5% of your AGI; or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks.

The 10% penalty tax also will not apply to an early distribution made to pay for certain qualifying first-time homebuyer expenses for you or certain family members, or for certain qualifying higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the Roth IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principle residence, including any usual or reasonable settlement, financing or other closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution.

There is also a separate 5-year recapture rule for the 10% penalty tax in the case of a Roth IRA distribution made before age 59 1/2 that is made within 5 years after a conversion or rollover contribution from a Traditional IRA. This recapture rule exists because such a prior Roth IRA contribution avoided the 10% penalty tax when it was rolled over or converted from the Traditional IRA. Under this 5-year recapture rule, any Roth IRA distribution made before age 59 1/2 that is attributable to any conversion or rollover contribution from a Traditional IRA made within the previous 5 years to any of the individual's Roth IRAs is generally subject to the 10% penalty tax, and its exceptions, to the extent that such prior Roth IRA contribution was subject to ordinary tax upon the conversion or rollover, even if the Roth IRA distribution is otherwise tax-free.

Under the distribution ordering rules for a Roth IRA, all of an individual's Roth IRAs and distributions therefrom are treated as made: first from regular Roth IRA contributions; then from conversion or rollover Roth IRA contributions on a first-in, first-out basis; and last from earnings. However, whenever any Roth IRA distribution amount is attributable to any conversion or rollover contribution made within the 5 most recent tax years, this distributed amount is attributed first to the taxable portion of such prior contribution, for purposes of determining the amount of this Roth IRA distribution that is subject to the recapture of the 10% penalty tax, unless some exception to the penalty tax applies to the current Roth IRA distribution, such as age 59 1/2, disability or certain health, education or homebuyer expenses, as described above in this Subsection 6(b).

(c) Failure to Satisfy RMDs Upon Death. If the RMD rules described above in
Part II, Section 4(a) apply to the beneficiary of your Roth IRA after your death and if the amount distributed during a calendar year is less than the minimum amount required to be distributed, your beneficiary will be subject to a penalty tax equal to 50% of the excess of the amount required to be distributed over the amount actually distributed.

(d) Policy Loans and Prohibited Transactions. If you or any beneficiary engage in any prohibited transaction, such as any sale, exchange or leasing of any property between you and the Roth IRA, or any interference with the independent status of the Roth IRA, the Roth IRA will lose its tax exemption and be treated as having been distributed to you. The value of any earnings on your Roth IRA contributions will be includable in your gross income; and if at the time of the prohibited transaction, you are under age 59 1/2 you may also be subject to the 10% penalty tax on early distributions, as described above in Part II, Section 5(b). If you borrow from or pledge your Roth IRA, or your benefits under the contract, as a security for a loan, the portion borrowed or pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you may be subject to the 10% penalty tax on early distributions from a Roth IRA.

IRA PART III: OTHER INFORMATION

(1) Federal Estate and Gift Taxes

Any amount in or distributed from your Traditional and/or Roth IRAs upon your death may be subject to federal estate tax, although certain credits and deductions may be available. The exercise or non-exercise of an option that would pay a survivor an annuity at or after your death should not be considered a transfer for federal gift tax purposes.

(2) Tax Reporting

You must report contributions to, and distributions from, your Traditional IRA and Roth IRA, including the year-end aggregate account balance of all Traditional IRAs and Roth IRAs, on your federal income tax return for the year specifically on IRS Form 8606. For Traditional IRAs, you must designate on the return how much of your annual contribution is deductible and how much is nondeductible. You need not file IRS Form 5329 with your income tax return for a particular year unless for that year you are subject to a penalty tax because there has been an excess contribution to, an early distribution from, or insufficient RMDs from your Traditional IRA or Roth IRA, as applicable.

(3) Vesting

Your interest in your Traditional IRA or Roth IRA is nonforfeitable at all times.

(4) Exclusive Benefit

Your interest in your Traditional IRA or Roth IRA is for the exclusive benefit of you and your beneficiaries.

(5) IRS Publication 590

Additional information about your Traditional IRA or Roth IRA or about SEP-IRAs and SIMPLE-IRAs can be obtained from any district office of the IRS or by calling 1-800-TAX-FORM for a free copy of IRS Publication 590, Individual Retirement Arrangements.

                    STATEMENT OF ADDITIONAL INFORMATION FOR

                     DREYFUS/TRANSAMERICA TRIPLE ADVANTAGE
                               VARIABLE ANNUITY

                            SEPARATE ACCOUNT VA-2L

                                   Issued By
                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

The Statement of Additional Information expands upon subjects discussed in the May 1, 2000, prospectus for the Dreyfus/Transamerica Triple Advantage Variable Annuity ("contract") issued by Transamerica Occidental Life Insurance Company. The owner may obtain a copy of the prospectus by writing to: Transamerica Occidental Life Insurance Company, Annuity Service Center, 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001 or calling 877-717-8861. Terms used in the current prospectus for the contract are incorporated in this statement.

The contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used herein refers to both the individual contract and the certificates issued under the group contract.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the contract.

                            Dated May 1, 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
THE CONTRACT..............................................................   3
DOLLAR COST AVERAGING.....................................................   3
SPECIAL DOLLAR COST AVERAGING OPTION......................................   3
NET INVESTMENT FACTOR.....................................................   3
ANNUITY PERIOD............................................................   4
  Variable Annuity Units and Payments.....................................   4
  Variable Annuity Unit Value.............................................   4
  Transfers After the Annuity Date........................................   4
  Guaranteed Minimum Income Benefit (GMIB)--Hypothetical Illustration.....   5
GENERAL PROVISIONS........................................................   6
  Adjusted Partial Withdrawals............................................   6
  IRS Required Distributions..............................................   8
  Non-Participating.......................................................   8
  Misstatement of Age or Sex..............................................   8
  Proof of Existence and Age..............................................   9
  Assignment..............................................................   9
  Annuity Data............................................................   9
  Annual Report...........................................................   9
  Incontestability........................................................   9
  Ownership...............................................................   9
  Entire Contract.........................................................   9
  Changes in the Contract.................................................   9
  Protection of Benefits..................................................  10
  Delay of Payments.......................................................  10
  Notices and Directions..................................................  10
CALCULATION OF YIELDS AND TOTAL RETURNS...................................  11
  Money Market Sub-Account Yield Calculation..............................  11
  Other Sub-Account Yield Calculations....................................  11
  Average Total Return Calculations.......................................  12
  Adjusted Historical Performance Data....................................  12
  Other Performance Data..................................................  12
HISTORICAL PERFORMANCE DATA...............................................  13
  General Limitations.....................................................  13
  Money Market Sub-Account Yields.........................................  13
  Sub-Account Performance Figures Including Adjusted Historical
   Performance............................................................  13
  Since Commencment of the Sub-Accounts...................................  14
  Since Commencement of the Portfolios....................................  17
FEDERAL TAX MATTERS.......................................................  20
  Taxation of Transamerica................................................  20
  Tax Status of the Contract..............................................  20
DISTRIBUTION OF THE CONTRACT..............................................  21
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS....................................  22
TRANSAMERICA..............................................................  22
  General Information and History.........................................  22
STATE REGULATION..........................................................  22
RECORDS AND REPORTS.......................................................  22
FINANCIAL STATEMENTS......................................................  22
APPENDIX..................................................................  23
  Accumulation Transfer Formula...........................................  23

THE CONTRACT

As a supplement to the description in prospectus, the following provides additional information about the contract which may be of interest to some owners.

DOLLAR COST AVERAGING

We reserve the right to send written notification to you, as the owner, as to the options available if termination of dollar cost averaging, either by you or by us, results in the value of the receiving sub-account(s) to which monthly transfers were made to be less than $500. You will have 10 days from the date our notice is mailed to:

  (a) transfer the value of the sub-account(s) to another sub-account with a value equal to or greater than $500; or

  (b) transfer funds from another sub-account into the receiving sub-account(s) to bring the value of that sub-account to at least $500; or

  (c) submit an additional purchase payment to make the value of the sub-account equal to or greater than $500; or

  (d) transfer the entire value of the receiving sub-account(s) back into the source account from which the automatic transfers were made.

If no election, in a form and manner acceptable to us, is made by you before the end of the 10 day period, we reserve the right to transfer the value of the receiving sub-account(s) back into the source account from which the automatic transfers were made. Transfers made as a result of (a), (b), or (d) above will not be counted for purposes of the eighteen free transfers per contract year limitation.

SPECIAL DOLLAR COST AVERAGING OPTION
(May not be available in all states. See contract for availability of the fixed account options.)

When you apply for the contract, you may elect to allocate the entire initial purchase payment to either the six or twelve month special Dollar Cost Averaging account of the Fixed Account. The initial purchase payment will be credited with interest at a guaranteed fixed rate. Amounts will then be transferred from the special Dollar Cost Averaging account to the sub-accounts and/or general account options pro rata on a monthly basis for six or twelve months (depending on the option you select) in the allocations you specified when you applied for the contract.

Amounts from the sub-accounts and/or general account options may not be transferred into the special Dollar Cost Averaging accounts. In addition, if you request a transfer (other than a Dollar Cost Averaging transfer) or a withdrawal from a special Dollar Cost Averaging account, any amounts remaining in the special account will be transferred to the sub-account and/or general account option according to your original allocation instructions. The special Dollar Cost Averaging option will end and cannot be reelected.

NET INVESTMENT FACTOR

For any sub-account of the variable account, the net investment factor for a valuation period, before the annuity date, is (a) divided by (b), minus (c) minus (d).

Where (a) is

   The net asset value per share held in the sub-account, as of the end of the valuation period, plus or minus the per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period, plus or minus a per-share charge or credit as we may determine, as of the end of the valuation period, for taxes.

Where (b) is

  The net asset value per share held in the sub-account as of the end of the last prior valuation period.

Where (c) is

  The daily charge of 0.003403% (1.25% annually) for the mortality and expense risk charge under the contract times the number of calendar days in the current valuation period.

Where (d) is

  The daily administrative expense charge, currently 0.000411% (0.15% annually) times the number of calendar days in the current valuation period. This charge may be increased, but will not exceed 0.000684% (0.25% annually).

A valuation day is defined as any day that the New York Stock Exchange is open.

ANNUITY PERIOD

The variable annuity options provide for payments that fluctuate or vary in dollar amount, based on the investment performance of the elected variable account sub-account(s).

Variable Annuity Units and Payments

For the first monthly payment, the number of variable annuity units credited in each sub-account will be determined by dividing: (a) the portion of the value to be applied to the sub-account multiplied by the variable annuity purchase rate specified in the contract; by (b) the value of one variable annuity unit in that sub-account on the annuity date.

The amount of each subsequent variable annuity payment equals the product of the number of variable annuity units in each sub-account and the sub-account's variable annuity unit value as of the tenth day of the month before the payment due date. The amount of each payment may vary as may the date of determination.

Variable Annuity Unit Value

The value of a variable annuity unit in a sub-account on any valuation day is determined as described below.

The net investment factor for the valuation period (for the appropriate annuity payment frequency) just ended is multiplied by the value of the variable annuity unit for the sub-account on the preceding valuation day. The net investment factor after the annuity date is calculated in the same manner as before the annuity date and then multiplied by an interest factor. The interest factor equals (.999893)n where n is the number of days since the preceding valuation day. This compensates for the 4% interest assumption built into the variable annuity purchase rates.

Transfers After the Annuity Date

After the annuity date, you may transfer variable annuity units from one sub-account to another, subject to certain limitations. (See "Transfers" in the prospectus.) The dollar amount of each subsequent monthly variable annuity payment after the transfer must be determined using the new number of variable annuity units multiplied by the sub-account's variable annuity unit value.

The formula used to determine a transfer after the annuity date can be found in the Appendix to this Statement of Additional Information.

Guaranteed Minimum Income Benefit (GMIB)--Hypothetical Illustration

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the guaranteed minimum income benefit rider for a $100,000 premium when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:

 .  there were no subsequent purchase payments or withdrawals;

 .  there were no premium taxes;

 .  the $100,000 purchase payment is subject to the GMIB;

 . the annuitant is (or both annuitants are) 60 years old when the rider is issued;

 . the annual growth rate is 5.0% (once established, an annual growth rate will not change during the life of the GMIB rider); and

 .  there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated; a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10-Year Certain basis. The figures below, which are the amount of the guaranteed fixed monthly payment, are based on an assumed investment return of 3%. Subsequent payments are calculated using a 5% assumed investment return. If you choose the guaranteed minimum payment option, subsequent payments will never be less than the amount of the first payment. If you do not choose the guaranteed minimum payment option, subsequent payments may be less than the amount of the first payment.

Life Only = Life Annuity with No Period Certain Life 10 = Life Annuity with 10 Years Certain


  Rider
  Anniversary
  at Exercise
  Date                Male            Female      Joint & Survivor
------------------------------------------------------------------
                           Life             Life             Life
                Life Only   10   Life Only   10   Life Only   10
------------------------------------------------------------------
  7 (age 67)     $  808   $  774  $  702   $  688  $  622   $  621
------------------------------------------------------------------
  15             $1,590   $1,418  $1,355   $1,274  $1,156   $1,143
------------------------------------------------------------------
  20 (age 80)    $2,523   $2,051  $2,149   $1,892  $1,775   $1,719

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows:
Withdrawals will reduce the minimum annuitization value on a pro-rata basis by an amount equal to the minimum annuitization value multiplied by the percentage reduction in the account value resulting from the withdrawal.

The amount of the first payment provided by the GMIB will be determined by multiplying each $1,000 of minimum annuitization value (or account value if greater) by the applicable annuity factor shown in Schedule I of the GMIB rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's if any) sex (or without regard to gender if required by law), age, and the GMIB payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table a" mortality table improved to the year 2000 with projection Scale G. Subsequent payments will be calculated as described in the GMIB rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity sub-accounts. However, if you choose the guaranteed minimum payment option detailed in the GMIB rider, subsequent payments are guaranteed to never be less than the initial payment. If you do not choose the guaranteed minimum payment option, subsequent payments may be less than the initial payment.

Furthermore, if you elect the guaranteed minimum payment option, payments throughout each policy year will be stabilized to remain level. The stabilized payment on each subsequent contract anniversary after annuitization using the GMIB will equal the greater of the initial payment or the payment supportable by the annuity units in the selected sub-accounts. If you do not elect the guaranteed minimum payment option, subsequent payments will be equal to the supportable payment and could fluctuate throughout each policy year. The supportable payment is equal to the number of variable annuity units in the selected sub-accounts multiplied by the variable annuity unit values in those sub-accounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. Under the guaranteed minimum payment option, if the supportable payment at any payment date during a contract year is greater than the stabilized payment for that contract year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a contract year is less than the stabilized payment for the contract year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the sub-accounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each sub-account on a proportionate basis. If you do not elect the guaranteed minimum payment option, no annuity units will be purchased or redeemed.

Under the guaranteed minimum payment option, we bear the risk that we will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such event, we will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any sub-accounts. To compensate us for this risk, a guaranteed minimum payment fee will be deducted.

GENERAL PROVISIONS

Adjusted Partial Withdrawals

The amount of your Guaranteed Minimum Death Benefit is reduced due to a partial withdrawal by an amount called the adjusted partial withdrawal. The reduction amount depends on the relationship between your Guaranteed Minimum Death Benefit and policy value. The adjusted partial withdrawal is equal to
(1) multiplied by (2), where

  (1) is the Gross Partial Withdrawals, where gross partial withdrawal = requested withdrawal plus interest plus any premium taxes plus contingent deferred sales loads on (excess partial withdrawal plus interest adjustment plus any premium taxes); and

  (2) is the adjustment factor = current death benefit prior to the withdrawal divided by the current account value prior to the withdrawal.

The following examples describe the effect of a withdrawal on the Guaranteed Minimum Death Benefit and account value.

                                   Example 1
                          (Assumed Facts for Example)

----------------------------------------------------------------------------
  $75,000 Current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
----------------------------------------------------------------------------
  $50,000 Current account value before withdrawal
----------------------------------------------------------------------------
  $75,000 Current death benefit (larger of policy value and GMDB)
----------------------------------------------------------------------------
       6% Current contingent deferred sales load percentage
----------------------------------------------------------------------------
  $15,000 Requested withdrawal
----------------------------------------------------------------------------
          Withdrawal amount free of contingent deferred sales loads (assumes
   $7,500 15% penalty free withdrawals)
----------------------------------------------------------------------------
          Excess partial withdrawal (EPW): amount subject to contingent
   $7,500 deferred sales loads
----------------------------------------------------------------------------
     $100 Interest adjustment
----------------------------------------------------------------------------
       $0 Premium taxes
----------------------------------------------------------------------------
          Contingent deferred sales load on (EPW plus EIA plus
     $456 premium taxes) = 0.06*(7,500 + 100 + 0)
----------------------------------------------------------------------------
          Reduction in account value due to excess partial
   $8,056 withdrawal = 7,500 + 100 + 0 + 456
----------------------------------------------------------------------------
  $23,334 Adjusted partial withdrawal = (7,500 + 8,056)*75,000/50,000
----------------------------------------------------------------------------
  $51,666 New GMDB (after withdrawal) = 75,000 - 23,334
----------------------------------------------------------------------------
  $34,444 New account value (after withdrawal) = 50.000 - 15,556

Summary:

Reduction in guaranteed minimum death benefit
                                          = $23,334
Reduction in account value                = $15,556

Note, guaranteed minimum death benefit is reduced more than the account value since the guaranteed minimum death benefit was greater than the account value just prior to withdrawal.

                                Example 2
                          (Assumed Facts for Example)

----------------------------------------------------------------------------
  $50,000 Current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
----------------------------------------------------------------------------
  $75,000 Current account value before withdrawal
----------------------------------------------------------------------------
  $75,000 Current death benefit (larger of policy value and GMDB)
----------------------------------------------------------------------------
       6% Current contingent deferred sales load percentage
----------------------------------------------------------------------------
  $15,000 Requested withdrawal
----------------------------------------------------------------------------
  $11,125 Withdrawal amount free of contingent deferred sales loads (assumes
          15% penalty free withdrawals)
----------------------------------------------------------------------------
          Excess partial withdrawal (EPW): amount subject to contingent
   $3,750 deferred sales loads
----------------------------------------------------------------------------
     $100 Interest adjustment
----------------------------------------------------------------------------
       $0 Premium taxes
----------------------------------------------------------------------------
          Contingent deferred sales load on (EPW plus EIA plus premium
     $231 taxes) = 0.06*(3,750 + 100 + 0)
----------------------------------------------------------------------------
          Reduction in account value due to excess partial
   $4,081 withdrawal = 3,750 + 100 + 0 + 231
----------------------------------------------------------------------------
  $15,331 Adjusted partial withdrawal = (11,250 + 4,081)*75,000/75,000
----------------------------------------------------------------------------
  $34,669 New GMDB (after withdrawal) = 50,000 - 15,331
----------------------------------------------------------------------------
  $59,669 New account value (after withdrawal) = 75.000 - 15,331

Summary:

Reduction in guaranteed minimum death benefit
                                          = $15,331
Reduction in account value                = $15,331

Note, guaranteed minimum death benefit and account value are reduced by the same amount since the policy value was higher than the guaranteed minimum death benefit just prior to withdrawal.

IRS Required Distributions

The contract is intended to qualify as an annuity contract for federal income tax purposes. All provisions in the contract will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will provide you with a copy of any changes made to the contract. If any owner under a non-qualified contract dies before the entire interest in the contract is distributed, the value generally must be distributed to the designated beneficiary so that the contract qualifies as an annuity under the Code. (See "Federal Tax Matters" in the prospectus.)

Non-Participating

The contract is non-participating. No dividends are payable and the contract will not share in the profits or surplus earnings of Transamerica.

Misstatement of Age or Sex

If the age or sex of the annuitant or any other measuring life has been misstated in the application, or other form relied upon to determine annuity payment, the annuity payments under the contract will be whatever the annuity purchase amount applied on the annuity date would purchase on the basis of the correct age or sex of the annuitant and/or other measuring life. Any overpayments or underpayments by us as a result of any such misstatement may be respectively charged against or credited to the annuity payment or payments to be made after the correction so as to adjust for such overpayment or underpayment.

Proof of Existence and Age

Before making any payment under the contract, we may require proof of the existence and/or proof of the age of the annuitant or any other measuring life, or any other information deemed necessary in order to provide benefits under the contract.

Assignment

No assignment of a contract will be binding on us unless made in writing and given to us at our service center. We are not responsible for the adequacy of any assignment. Your rights and the interest of any annuitant or non-irrevocable beneficiary will be subject to the rights of any assignee of record.

Annuity Data

We will not be liable for obligations which depend on receiving information from a payee or measuring life until such information is received in a satisfactory form.

Annual Report

At least once each contract year prior to the annuity date, you will be given a report of the current account value. This report will also include any other information required by law or regulation. After the annuity date, a confirmation will be provided with every variable annuity payment.

Incontestability

Each contract is incontestable from the contract date.

Ownership

Only you, as the owner(s) will be entitled to the rights granted by the contract, or allowed by us under the contract. If an owner dies, the rights of the owner belong to the estate of the owner unless the owner has previously named an owner's beneficiary. A surviving joint owner automatically becomes the owner's beneficiary.

Entire Contract

We have issued the contract in consideration and acceptance of the payment of the initial purchase payment and, where state law requires, the application. In those states that require a written application, a copy of the application is attached to and is part of the contract and, along with the contract and any riders, constitutes the entire contract. All statements made by you are considered representations and not warranties. We will not use any statement in defense of a claim unless it is made in the application and a copy of the application is attached to the contract when issued.

The group annuity contract has been issued to a trust organized under Missouri law. However, the sole purpose of the trust is to hold the group annuity contract. You have all rights and benefits under the individual certificate issued under the group contract.

Changes in the Contract

Only two of our authorized officers, acting together, have the authority to bind Transamerica or to make any change in the individual contract or the group contract or individual certificates thereunder and then only in writing. We will not be bound by any promise or representation made by any other persons.

We may not change or amend the individual contract or the group contract or individual certificates thereunder, except as expressly provided therein, without your consent. However, we may change or amend the individual contract or the group contract or individual certificates thereunder if such change or amendment is necessary for the individual contract or the group contract or individual certificates thereunder to comply with any state or federal law, rule or regulation.

Protection of Benefits

To the extent permitted by law, no benefit (including death benefits) under the contract will be subject to any claim or process of law by any creditor.

Delay of Payments

Payment of any cash withdrawal or lump sum death benefit due from the variable account will occur within seven days from the date the election becomes effective, except that we may postpone such payment or transfers if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission (Commission), or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners.

In addition, while it is our intention to process all transfers from the sub-accounts immediately upon receipt of a transfer request, the contract gives us the right to delay effecting a transfer from a sub-account for up to seven days, but only in certain limited circumstances. However, the staff of the Commission currently interprets the Investment Company Act of 1940 to require the immediate processing of all transfers, and in compliance with that interpretation we will process all transfers immediately unless and until the Commission or its staff changes its interpretation or otherwise permits us to exercise this right. Subject to such approval, we may delay effecting such a transfer only if there is a delay of payment from an affected portfolio. If this happens, and if the prior approval of the Commission or its staff is obtained, then we will calculate the dollar value or number of units involved in the transfer from a sub-account on or as of the date we receive a written transfer request, but will not process the transfer to the transferee sub-account until a later date during the seven-day delay period when the portfolio underlying the transferring sub-account obtains liquidity to fund the transfer request through sales of portfolio securities, new purchase payments, transfers by investors or otherwise. During this period, the amount transferred would not be invested in a sub-account.

We may delay payment of any withdrawal from the fixed account for a period of not more than six months after we receive the request for such withdrawal. If we delay payment for more than 30 days, we will pay interest on the withdrawal amount up to the date of payment. (See "Cash Withdrawals" in the prospectus.)

Notices and Directions

We will not be bound by any authorization, direction, election or notice which is not in writing, in a form and manner acceptable to us, and received at our service center.

Any written notice we are required to send to you will be satisfied by our mailing of any such required written notice, by first-class mail, to your last known address as shown on our records.

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Sub-Account Yield Calculation

In accordance with regulations adopted by the Commission, we are required to compute the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Series or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account and income other than investment income at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual account fee, the mortality and expense risk charge and administrative expense charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the variable account will be lower than the yield for the Money Market Portfolio.

The Commission also permits us to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio, and operating expenses. In addition, the yield figures do not reflect the effect of any contingent deferred sales load (of up to 6% of purchase payments) that may be applicable to a contract.

Other Sub-Account Yield Calculations

We may from time to time disclose the current annualized yield of one or more of the sub-accounts (except the Money Market Sub-Account) for 30-day periods. The annualized yield of a sub-account refers to the income generated by the sub-account over a specified 30-day period. Because this yield is annualized, the yield generated by a sub-account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per variable accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                         YIELD = 2[{a-b + 1} /6/ - 1]
                                       cd

Where:

 a     = net investment income earned during the period by the portfolio attributable to the shares owned by the sub-account.

 b     = expenses for the sub-account accrued for the period (net of reimbursements).

 c     = the average daily number of variable accumulation units outstanding during the period.

 d     = the maximum offering price per variable accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Commission. Accrued expenses will include all recurring fees that are charged to all contracts. The yield calculations do not reflect the effect of any contingent deferred sales load that may be applicable to a particular contract. The contingent deferred sales load ranges from 6% to 0% of the amount of account value withdrawn depending on the elapsed time since the receipt of each purchase payment attributable to the portion of the account value withdrawn.

Because of the charges and deductions imposed by the variable account, the yield for the sub-account will be lower than the yield for the corresponding portfolio. The yield on amounts held in the sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The sub-account's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Average Total Return Calculations

We may from time to time also disclose average annual total returns for one or more of the sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P{1 + T}n = ERV

Where:

 P     = a hypothetical initial payment of $1,000

 T     = average annual total return

 n     = number of years

 ERV   = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees are recognized in the ending redeemable value. The standard average annual total return calculations will reflect the effect of any contingent deferred sales load that may be applicable to a particular period.

Adjusted Historical Performance Data

We may also disclose adjusted historical performance data for a sub-account, for periods before the sub-account commenced operations. Such performance information for the sub-account will be calculated based on the performance of the corresponding portfolio and the assumption that the sub-account was in existence for the same periods as those indicated for the portfolio, with a level of contract charges currently in effect. The portfolio used for these calculations will be the actual portfolio that the sub-account will invest in.

This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales load) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales load).

Other Performance Data

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard described above. The non-standard format will be identical to the standard format except that the contingent deferred sales load percentage will be assumed to be 0%.

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the contingent deferred sales load percentage will be 0%.

                               CTR = {ERV/P} - 1

Where:

 CTR   = the cumulative total return net of sub-account recurring charges for the period.

 ERV   = ending redeemable value of a hypothetical $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

 P     = a hypothetical initial payment of $1,000.

All non-standard performance data will be advertised only if the standard performance data is also disclosed.

HISTORICAL PERFORMANCE DATA

General Limitations

The figures below represent the past performance of the sub-accounts and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses.

Except for Transamerica Growth, the funds have provided the performance data for the sub-accounts. Except for Transamerica Growth, none of the funds or their investment advisers are affiliated with Transamerica. In preparing the tables below, we have relied on the data provided by the funds. While we have no reason to doubt the accuracy of the figures provided by the funds, we have not verified those figures.

Money Market Sub-Account Yields

The annualized yield for the Money Market Sub-Account for the seven-day period ending December 31, 1999 was 3.84%. The effective yield for the Money Market Sub-Account for the seven-day period ending December 31, 1999 was 3.92%.

Sub-Account Performance Figures Including Adjusted Historical Performance

The charts below show historical performance data for the sub-accounts. Charts 1 through 3 show performance since the commencement of the sub-accounts. Charts 4 through 6 include, for certain sub-accounts, adjusted historical performance for the periods prior to the inception of the sub-accounts, based on the performance of the corresponding portfolios since their inception date, with a level of charges equal to those currently assessed under the contracts. These figures are not an indication of the future performance of the sub-accounts. Some of the figures reflect the waiver of advisory fees and reimbursement of other expenses for part or all of the periods indicated.

Since Commencement of the Sub-Accounts

The dates to the right of the sub-account names indicate the date of commencement of operation of the sub-accounts.

1. Average annual total returns for periods since inception of the sub-account are as follows. These figures include mortality and expenses charges deducted at 1.25%, the administrative expenses charge of 0.15% per annum, the administration charge of $30 per annum adjusted for average account size and the maximum contingent deferred sales load of 6% but do not reflect the optional GMIB rider which if reflected would reduce the figures.

                                                                     Inception
  SUB-ACCOUNT                                                         of the
  (Sub-account Inception     1 Year Ended 3 Year Ended 5 Year Ended Sub-account
  Date)                        12/31/99     12/31/99     12/31/99   to 12/31/99
-------------------------------------------------------------------------------
  Balanced (5/1/97)              0.77%         N/A          N/A        15.16%
-------------------------------------------------------------------------------
  Appreciation
   (4/5/93)(/1/)                 3.85%       20.04%       23.41%       18.19%
-------------------------------------------------------------------------------
  Disciplined Stock
   (5/1/96)                     10.74%       22.55%         N/A        23.59%
-------------------------------------------------------------------------------
  Growth and Income
   (12/15/94)                    9.20%       11.98%       22.12%       22.01%
-------------------------------------------------------------------------------
  International Equity
   (12/15/94)                   51.49%       15.01%       19.39%       14.92%
-------------------------------------------------------------------------------
  International Value
   (5/1/96)                     19.98%       11.78%         N/A        10.26%
-------------------------------------------------------------------------------
  Limited Term High Income
   (4/30/97)                    (8.37%)        N/A          N/A        (0.26%)
-------------------------------------------------------------------------------
  Money Market (1/4/93)         (2.32%)       1.93%        2.94%        3.04%
-------------------------------------------------------------------------------
  Quality Bond (1/4/93)         (6.69%)       1.86%        5.36%        5.00%
-------------------------------------------------------------------------------
  Small Cap (1/4/93)            15.37%        8.55%       14.07%       19.18%
-------------------------------------------------------------------------------
  Small Company Stock
   (5/1/96)                      3.06%        5.14%         N/A         6.39%
-------------------------------------------------------------------------------
  Special Value (1/4/93)        (0.03%)      12.22%        5.93%        7.52%
-------------------------------------------------------------------------------
  Zero Coupon 2000 (1/4/93)     (4.28%)       2.54%        5.19%        4.99%
-------------------------------------------------------------------------------
  Stock Index (1/4/93)          12.86%       24.27%       25.94%       19.19%
-------------------------------------------------------------------------------
  Socially Responsible
   Growth (10/7/93)             22.21%       26.42%       26.63%       22.19%
-------------------------------------------------------------------------------
  Core Bond (5/1/2000)            N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Core Value (5/1/98)           12.00%         N/A          N/A         2.10%
-------------------------------------------------------------------------------
  Emerging Leaders
   (5/1/2000)                     N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Emerging Markets
   (5/1/2000)                     N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  European Equity (10/1/99)       N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders Discovery
   (5/1/2000)                     N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders Growth (5/3/99)        N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders International
   Equity (10/1/99)               N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders Passport
   (5/3/99)                       N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Japan (5/1/2000)                N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  MidCap Stock (5/1/98)          3.26%         N/A          N/A        (0.35%)
-------------------------------------------------------------------------------
  Technology Growth
   (10/1/99)                      N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Transamerica VIF Growth
  (5/1/98)(/2/)                 32.19%         N/A          N/A        27.85%

2. Average annual total returns for period since inception of the sub-account are as follows. These figures include mortality and expenses charges deducted at 1.25%, the administrative expenses charge of 0.15% per annum, the administration charge of $30 per annum adjusted for average account size but do not reflect the maximum contingent deferred sales load of 6% or the optional GMIB rider which if reflected would reduce the figures. Performance data with no contingent deferred sales load deduction will only be disclosed if the performance data for the required periods with the contingent deferred sales load deduction is also disclosed.

                                                                     Inception
  SUB-ACCOUNT                                                         of the
  (Sub-Account Inception     1 Year Ended 3 Year Ended 5 Year Ended Sub-account
  Date)                        12/31/99     12/31/99     12/31/99   to 12/31/99
-------------------------------------------------------------------------------
  Balanced (5/1/97)              6.56%         N/A          N/A        16.65%
-------------------------------------------------------------------------------
  Appreciation
   (4/5/93)(/1/)                 9.84%       21.19%       23.76%       18.31%
-------------------------------------------------------------------------------
  Disciplined Stock
   (5/1/96)                     16.74%       23.65%         N/A        24.37%
-------------------------------------------------------------------------------
  Growth and Income
   (12/15/94)                   15.20%       13.29%       22.47%       22.36%
-------------------------------------------------------------------------------
  International Equity
   (12/15/94)                   57.49%       20.55%       15.46%       15.37%
-------------------------------------------------------------------------------
  International Value
   (5/1/96)                     25.98%       13.09%         N/A        11.31%
-------------------------------------------------------------------------------
  Limited Term High Income
   (4/30/97)                    (2.97%)        N/A          N/A         1.51%
-------------------------------------------------------------------------------
  Money Market (1/4/93)          3.27%        3.51%        3.64%        3.27%
-------------------------------------------------------------------------------
  Quality Bond (1/4/93)         (1.29%)       3.44%        6.00%        5.22%
-------------------------------------------------------------------------------
  Small Cap (1/4/93)            21.37%        9.94%       14.54%       19.28%
-------------------------------------------------------------------------------
  Small Company Stock
   (5/1/96)                      9.00%        6.63%         N/A         7.54%
-------------------------------------------------------------------------------
  Special Value (1/4/93)         5.72%       13.53%        6.55%        7.71%
-------------------------------------------------------------------------------
  Zero Coupon 2000 (1/4/93)      1.19%        4.10%        5.83%        5.20%
-------------------------------------------------------------------------------
  Stock Index (1/4/93)          18.86%       25.34%       26.26%       19.29%
-------------------------------------------------------------------------------
  Socially Responsible
   Growth (10/7/93)             28.21%       27.45%       26.94%       22.31%
-------------------------------------------------------------------------------
  Core Bond (5/1/2000)            N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Core Value (5/1/98)           18.00%         N/A          N/A         5.64%
-------------------------------------------------------------------------------
  Emerging Leaders
   (5/1/2000)                     N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Emerging Markets
   (5/1/2000)                     N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  European Equity (10/1/99)       N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders Discovery
   (5/1/2000)                     N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders Growth (5/3/99)        N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders International
   Equity (10/1/99)               N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Founders Passport
   (5/3/99)                       N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Japan (5/1/2000)                N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  MidCap Stock (5/1/98)          9.21%         N/A          N/A         3.08%
-------------------------------------------------------------------------------
  Technology Growth
   (10/1/99)                      N/A          N/A          N/A          N/A
-------------------------------------------------------------------------------
  Transamerica VIF Growth
   (5/1/98)(/2/)                35.88%         N/A          N/A        29.65%

3. Cumulative total returns for periods since inception of the sub-accounts are as follows. These figures include mortality and expenses charges deducted at 1.25%, the administrative expenses charge of 0.15% per annum, the administration charge of $30 per annum adjusted for average account size but do not reflect the maximum contingent deferred sales load of 6%, or the optional GMIB rider, which if reflected would reduce the figures. Performance data with no contingent deferred sales load deduction will only be disclosed if performance data for the required periods with the contingent deferred sales load deduction is also disclosed.

                                                        Inception of
  SUB-ACCOUNT                              1 Year Ended Sub-account
  (Sub-Account Inception Date)               12/31/99   to 12/31/99
--------------------------------------------------------------------
  Balanced (5/1/97)                            6.56%       50.85%
--------------------------------------------------------------------
  Appreciation (4/5/93)(/1/)                   9.84%      211.08%
--------------------------------------------------------------------
  Disciplined Stock (5/1/96)                  16.74%      122.64%
--------------------------------------------------------------------
  Growth and Income (12/15/94)                15.20%      177.11%
--------------------------------------------------------------------
  International Equity (12/15/94)             57.49%      105.86%
--------------------------------------------------------------------
  International Value (5/1/96)                25.98%       48.18%
--------------------------------------------------------------------
  Limited Term High Income (4/30/97)          (2.97%)       4.08%
--------------------------------------------------------------------
  Money Market (1/4/93)                        3.27%       25.29%
--------------------------------------------------------------------
  Quality Bond (1/4/93)                       (1.29%)      42.75%
--------------------------------------------------------------------
  Small Cap (1/4/93)                          21.37%      243.45%
--------------------------------------------------------------------
  Small Company Stock (5/1/96)                 9.00%       30.58%
--------------------------------------------------------------------
  Special Value (1/4/93)                       5.72%       68.17%
--------------------------------------------------------------------
  Zero Coupon 2000 (1/4/93)                    1.19%       42.60%
--------------------------------------------------------------------
  Stock Index (1/4/93)                        18.86%      243.69%
--------------------------------------------------------------------
  Socially Responsible Growth (10/7/93)       28.21%      251.31%
--------------------------------------------------------------------
  Core Bond (5/1/2000)                         N/A          N/A
--------------------------------------------------------------------
  Core Value (5/1/98)                         18.00%        9.59%
--------------------------------------------------------------------
  Emerging Leaders (5/1/2000)                  N/A          N/A
--------------------------------------------------------------------
  Emerging Markets (5/1/2000)                  N/A          N/A
--------------------------------------------------------------------
  European Equity (10/1/99)                    N/A         28.24%
--------------------------------------------------------------------
  Founders Discovery (5/1/2000)                N/A          N/A
--------------------------------------------------------------------
  Founders Growth (5/3/99)                     N/A         26.32%
--------------------------------------------------------------------
  Founders International Equity (10/1/99)      N/A         38.95%
--------------------------------------------------------------------
  Founders Passport (5/3/99)                   N/A         61.45%
--------------------------------------------------------------------
  Japan (5/1/2000)                             N/A          N/A
--------------------------------------------------------------------
  MidCap Stock (5/1/98)                        9.21%        5.20%
--------------------------------------------------------------------
  Technology Growth (10/1/99)                  N/A         53.83%
--------------------------------------------------------------------
  Transamerica VIF Growth (5/1/98)(/2/)       35.88%       54.22%

Since Commencement of the Portfolios

The dates to the right of the sub-account names indicate the date of commencement of operation of the Portfolios.

4. Average annual total returns for periods since inception of the portfolio, including adjusted historical performance are as follows. These figures include mortality and expenses charges deducted at 1.25%, the administrative expenses charge of 0.15% per annum, the administration charge of $30 per annum adjusted for average account size and the maximum contingent deferred sales load of 6% but do not reflect the optional GMIB rider which if reflected would reduce the figures.

                                                                    Inception of the
  PORTFOLIO                                                          Corresponding
  (Corresponding Portfolio   1 Year Ended 3 Year Ended 5 Year Ended   Portfolio to
  Inception Date)              12/31/99     12/31/99     12/31/99       12/31/99
------------------------------------------------------------------------------------
  Balanced (5/1/97)              0.77%         N/A          N/A          15.16%
------------------------------------------------------------------------------------
  Appreciation
   (4/5/93)(/1/)                 3.85%       20.04%       23.41%         18.19%
------------------------------------------------------------------------------------
  Disciplined Stock
   (5/1/96)                     10.74%       22.55%         N/A          23.59%
------------------------------------------------------------------------------------
  Growth and Income
   (5/2/94)                      9.20%       11.98%       22.12%         19.28%
------------------------------------------------------------------------------------
  International Equity
   (5/2/94)                     51.49%       15.01%       19.39%         12.97%
------------------------------------------------------------------------------------
  International Value
   (5/1/96)                     19.98%       11.78%         N/A          10.26%
------------------------------------------------------------------------------------
  Limited Term High Income
   (4/30/97)                    (8.37%)        N/A          N/A          (0.26%)
------------------------------------------------------------------------------------
  Money Market (8/31/90)        (2.32%)       1.93%        2.94%          3.43%
------------------------------------------------------------------------------------
  Quality Bond (8/31/90)        (6.69%)       1.86%        5.36%          6.55%
------------------------------------------------------------------------------------
  Small Cap (8/31/90)           15.37%        8.55%       14.07%         33.76%
------------------------------------------------------------------------------------
  Small Company Stock
   (5/1/96)                      3.06%        5.14%         N/A           6.39%
------------------------------------------------------------------------------------
  Special Value (8/31/90)       (0.03%)      12.22%        5.93%          6.81%
------------------------------------------------------------------------------------
  Zero Coupon 2000
   (8/31/90)                    (4.28%)       2.54%        5.19%          7.15%
------------------------------------------------------------------------------------
  Stock Index (9/29/89)         12.86%       24.27%       25.94%         15.78%
------------------------------------------------------------------------------------
  Socially Responsible
   (10/7/93)                    22.21%       26.42%       26.63%         22.19%
------------------------------------------------------------------------------------
  Core Bond (N/A)                 N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  Core Value (5/1/98)           12.00%         N/A          N/A           2.10%
------------------------------------------------------------------------------------
  Emerging Leaders
   (12/15/99)                     N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  Emerging Markets
   (12/15/99)                     N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  European Equity
   (4/30/99)                      N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  Founders Discovery
   (12/15/99)                     N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  Founders Growth
   (9/30/98)                    30.95%         N/A          N/A          51.12%
------------------------------------------------------------------------------------
  Founders International
   Equity (9/30/98)             52.41%         N/A          N/A          56.66%
------------------------------------------------------------------------------------
  Founders Passport
   (9/30/98)                    67.56%         N/A          N/A          70.05%
------------------------------------------------------------------------------------
  Japan (12/15/99)                N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  MidCap Stock (5/1/98)          3.26%         N/A          N/A          (0.35%)
------------------------------------------------------------------------------------
  Technology Growth
   (8/31/99)                      N/A          N/A          N/A            N/A
------------------------------------------------------------------------------------
  Transamerica VIF Growth
   (2/26/69)(/2/)               32.19%       38.24%       44.99%         27.47%

5. Average annual total returns for period since inception of the portfolio including adjusted historical performance are as follows. These figures include mortality and expenses charges deducted at 1.25%, the administrative expenses charge of 0.15% per annum, the administration charge of $30 per annum adjusted for average account size but do not reflect the maximum contingent deferred sales load of 6% which if reflected would reduce the figures. Performance data with no contingent deferred sales load deduction will only be disclosed if the performance data for the required periods with no contingent deferred sales load deduction is also disclosed.

                                                              Inception of
                                                                   the
  PORTFOLIO                        1 Year    3 Year   5 Year  Corresponding
  (Corresponding Portfolio         Ended     Ended    Ended   Portfolio to
  Inception Date)                 12/31/99  12/31/99 12/31/99   12/31/99
---------------------------------------------------------------------------
  Balanced (5/1/97)                 6.56%      N/A      N/A       16.65%
---------------------------------------------------------------------------
  Appreciation (4/5/93)(/2/)        9.84%    21.19%   23.76%      18.31%
---------------------------------------------------------------------------
  Disciplined Stock (5/1/96)       16.74%    23.65%     N/A       24.37%
---------------------------------------------------------------------------
  Growth and Income (5/2/94)       15.20%    13.29%   22.47%      19.59%
---------------------------------------------------------------------------
  International Equity (5/2/94)    57.49%    20.55%   15.46%      13.38%
---------------------------------------------------------------------------
  International Value (5/1/96)     25.98%    13.09%     N/A       11.31%
---------------------------------------------------------------------------
  Limited Term High Income
   (4/30/97)                       (2.97%)     N/A      N/A        1.51%
---------------------------------------------------------------------------
  Money Market (8/31/90)            3.37%     3.51%    3.64%       3.43%
---------------------------------------------------------------------------
  Quality Bond (8/31/90)           (1.29%)    3.44%    6.00%       6.55%
---------------------------------------------------------------------------
  Small Cap (8/31/90)              21.37%     9.94%   14.54%      33.76%
---------------------------------------------------------------------------
  Small Company Stock (5/1/96)      9.00%     6.63%     N/A        7.54%
---------------------------------------------------------------------------
  Special Value (8/31/90)           5.72%    13.53%    6.55%       6.82%
---------------------------------------------------------------------------
  Zero Coupon 2000 (8/31/90)        1.19%     4.10%    5.83%       7.15%
---------------------------------------------------------------------------
  Stock Index (9/29/89)            18.86%    25.34%   26.26%      15.78%
---------------------------------------------------------------------------
  Socially Responsible (10/7/93)   28.21%    27.45%   26.94%      22.31%
---------------------------------------------------------------------------
  Core Bond (N/A)                    N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  Core Value (5/1/98)              18.00%      N/A      N/A        5.64%
---------------------------------------------------------------------------
  Emerging Leaders (12/15/99)        N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  Emerging Markets (12/15/99)        N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  European Equity (4/30/99)          N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  Founders Discovery (12/15/99)      N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  Founders Growth (9/30/98)        36.95%      N/A      N/A       55.50%
---------------------------------------------------------------------------
  Founders International Equity
   (9/30/98)                       58.41%      N/A      N/A       61.00%
---------------------------------------------------------------------------
  Founders Passport (9/30/98)      73.56%      N/A      N/A       74.29%
---------------------------------------------------------------------------
  Japan (12/15/99)                   N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  MidCap Stock (5/1/98)             9.21%      N/A      N/A        3.08%
---------------------------------------------------------------------------
  Technology Growth (8/31/99)        N/A       N/A      N/A         N/A
---------------------------------------------------------------------------
  Transamerica VIF Growth
   (2/26/69)(/2/)                  35.88%    39.80%   44.99%      27.47%

6. Cumulative total returns for periods since inception of the portfolio, including hypothetical performance are as follows. These figures include mortality and expenses charges deducted at 1.25%, the administrative expenses charge of 0.15% per annum, the administration charge of $30 per annum adjusted for average account size but do not reflect the maximum contingent deferred sales load of 6%, which if reflected would reduce the figures. Performance data with no contingent deferred sales load deduction will only be disclosed if performance data for the required periods with no contingent deferred sales load deduction is also disclosed.

                                                        Inception of the
  PORTFOLIO                                              Corresponding
  (Corresponding Portfolio                 1 Year Ended   Portfolio to
  Inception Date)                            12/31/99       12/31/99
------------------------------------------------------------------------
  Balanced (5/1/97)                            6.56%           50.85%
------------------------------------------------------------------------
  Appreciation (4/5/93)(/1/)                   9.84%          211.08%
------------------------------------------------------------------------
  Disciplined Stock (5/1/96)                  16.74%          122.64%
------------------------------------------------------------------------
  Growth and Income (5/2/94)                  15.20%          175.82%
------------------------------------------------------------------------
  International Equity (5/2/94)               57.49%          103.77%
------------------------------------------------------------------------
  International Value (5/1/96)                25.98%           48.18%
------------------------------------------------------------------------
  Limited Term High Income (4/30/97)          (2.97%)           4.08%
------------------------------------------------------------------------
  Money Market (8/31/90)                       3.27%           37.07%
------------------------------------------------------------------------
  Quality Bond (8/31/90)                      (1.29%)          80.90%
------------------------------------------------------------------------
  Small Cap (8/31/90)                         21.37%           33.78%
------------------------------------------------------------------------
  Small Company Stock (5/1/96)                 9.00%           30.58%
------------------------------------------------------------------------
  Special Value (8/31/90)                      5.72%           85.11%
------------------------------------------------------------------------
  Zero Coupon 2000 (8/31/90)                   1.19%           90.68%
------------------------------------------------------------------------
  Stock Index (9/29/89)                       18.86%          349.74%
------------------------------------------------------------------------
  Socially Responsible (10/7/93)              28.21%          251.31%
------------------------------------------------------------------------
  Core Bond (N/A)                               N/A              N/A
------------------------------------------------------------------------
  Core Value (5/1/98)                         18.00%            9.59%
------------------------------------------------------------------------
  Emerging Leaders (12/15/99)                   N/A             7.50%
------------------------------------------------------------------------
  Emerging Markets (12/15/99)                   N/A             8.98%
------------------------------------------------------------------------
  European Equity (4/30/99)                     N/A            28.00%
------------------------------------------------------------------------
  Founders Discovery (12/15/99)                 N/A            11.06%
------------------------------------------------------------------------
  Founders Growth (9/30/98)                   36.95%           73.64%
------------------------------------------------------------------------
  Founders International Equity (9/30/98)     58.41%           81.35%
------------------------------------------------------------------------
  Founders Passport (9/30/98)                 73.56%          100.26%
------------------------------------------------------------------------
  Japan (12/15/99)                              N/A             2.66%
------------------------------------------------------------------------
  MidCap Stock (5/1/98)                        9.21%            5.20%
------------------------------------------------------------------------
  Technology Growth (8/31/99)                   N/A            54.88%
------------------------------------------------------------------------
  Transamerica VIF Growth (2/26/69)(/2/)      35.88%        1,032.80%

(1) Formerly known as Capital Appreciation.

(2) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio include performance of its predecessor. The performance shown in the "since inception" box for the Transamerica Growth Sub-Account is 10-year performance, not performance since 1969.

FEDERAL TAX MATTERS

The Dreyfus/Transamerica Triple Advantage Variable Annuity may be purchased on a non-tax qualified basis ("non-qualified contract") or purchased and used in connection with plans qualifying for special tax treatment ("qualified contract"). Qualified contracts are designed for use by retirement plans qualified for special tax treatment under Sections 401, 403(b), 408 or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the account value, on annuity payments, and on the economic benefit to the owner, the annuitant or the beneficiary may depend on the type of retirement plan for which the contract is purchased, on the tax and employment status of the individual concerned and on our tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of continuation of these present federal income tax laws or of the current interpretations by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Taxation of Transamerica

We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the variable account is not an entity separate from Transamerica, and its operations form a part of Transamerica, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the contracts. Under existing federal income tax law, we believe that the variable account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts.

Accordingly, we do not anticipate that we will incur any federal income tax liability attributable to the variable account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contract

Code Section 817(h) requires that with respect to non-qualified contracts, the investments of the funds be "adequately diversified" in accordance with Treasury regulations in order for the contracts to qualify as annuity contracts under federal tax law. The variable account, through the funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Funds' assets may be invested.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor (i.e., the owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets.

For example, the owner has additional flexibility in allocating premium payments and account values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the variable account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the variable account.

In order to be treated as an annuity contract for federal income tax purposes, Code Section 72(s) requires any non-qualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The owner's "designated beneficiary" refers to a natural person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the owner's "designated beneficiary" is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The non-qualified contracts contain provisions which are intended to comply with the requirements of Code Section 72(s), although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Other rules may apply to qualified contracts.

DISTRIBUTION OF THE CONTRACT

Transamerica Securities Sales Corporation ("TSSC") is principal underwriter of the contracts under a Distribution Agreement with Transamerica. TSSC may also serve as principal underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and any of its affiliates. TSSC is an indirect wholly owned subsidiary of Transamerica Insurance Corporation. TSSC is registered with the Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Transamerica pays TSSC for acting as the principal underwriter under a distribution agreement.,

TSSC has entered into sales agreements with other broker/dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the contracts may be solicited by registered representatives of the broker/dealers appointed by Transamerica to sell its variable life insurance and variable annuities. These broker/dealers are registered with the Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable life insurance and variable annuities.

Transamerica Financial Resources, Inc. ("TFR") is an underwriter and distributor of the contracts. TFR is a wholly-owned subsidiary of Transamerica Insurance Corporation of California and is registered with the Commission and the NASD as a broker/dealer.

Under the agreements, applications for the contracts will be sold by broker/dealers which will receive compensation as described in the prospectus.

The offering of the contracts is expected to be continuous and neither TSSC nor TFR anticipate discontinuing the offering of the contracts. However, TSSC and TFR reserve the right to discontinue the offering of the contracts.

During fiscal year 1999 and 1998, $16,053,620.92 and $22,999,381, respectively, in commissions was paid to TSSC as underwriter of the contracts; no amounts were retained by TSSC. During fiscal year 1999 and 1998, $1,093,584.85 and $1,737,090.86, respectively, in commissions were paid to TFR as underwriter of the contracts; no amounts were retained by TFR.

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

Title to assets of the variable account is held by Transamerica. The assets of the variable account are kept separate and apart from Transamerica general account assets. Records are maintained of all purchases and redemptions of portfolio shares held by each of the sub-accounts.

TRANSAMERICA

General Information and History

Transamerica Occidental Life Insurance Company was formerly known as Occidental Life Insurance Company of California. The name change occurred September 1, 1981.

Transamerica is wholly-owned by Transamerica Insurance Corporation of California, which is in turn, wholly-owned by Transamerica Corporation. Transamerica Corporation was acquired by AEGON N.V. of The Netherlands on July 21, 1999. AEGON N.V., a holding company, conducts it business through subsidiary companies engaged primarily in the insurance business.

STATE REGULATION

We are subject to the insurance laws and regulations of all the states where we are licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contract will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the variable account will be maintained by us or by our service office. As presently required by the provisions of the 1940 Act and regulations promulgated thereunder which pertain to the variable account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

FINANCIAL STATEMENTS

This Statement of Additional Information contains the financial statements of the variable account as of and for the period ended December 31, 1999.

The statutory financial statements of Transamerica included in this Statement of Additional Information should be considered only as bearing on the ability of Transamerica to meet its obligations under the contract. They should not be considered as bearing on the investment performance of the assets held in the variable account.

APPENDIX

Accumulation Transfer Formula

Transfers after the annuity date are implemented according to the following formulas:

(1) Determine the number of units to be transferred from the variable sub-account as follows:

  = AT/AUV1

(2) Determine the number of variable accumulation units remaining in such variable sub-account (after the transfer):

  = UNIT1 AT/AUV1

(3) Determine the number of variable accumulation units in the transferee variable sub-account (after the transfer):

  = UNIT2 + AT/AUV2

(4) Subsequent variable accumulation payments will reflect the changes in variable accumulation units in each variable sub-account as of the next variable accumulation payment's due date.

Where:
    (AUV1) is the variable accumulation unit value of the variable sub-account that the transfer is being made from as of the end of the valuation period in which the transfer request was received.

    (AUV2) is the variable accumulation unit value of the variable sub-account that the transfer is being made to as of the end of the valuation period in which the transfer request was received.

    (UNIT1) is the number of variable accumulation units in the variable sub-account that the transfer is being made from, before the transfer.

    (UNIT2) is the number of variable accumulation units in the variable sub-account that the transfer is being made to, before the transfer.

    (AT) is the dollar amount being transferred from the variable sub-account.

FINANCIAL STATEMENTS - STATUTORY BASIS
Transamerica Occidental Life Insurance Company
Years ended December 31, 1999, 1998 and 1997 with Report of Independent Auditors

                 Transamerica Occidental Life Insurance Company

                     Financial Statements - Statutory Basis

                  Years ended December 31, 1999, 1998 and 1997



                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis..............................................3
Statements of Operations - Statutory Basis....................................5
Statements of Changes in Capital and Surplus - Statutory Basis................6
Statements of Cash Flow - Statutory Basis.....................................7
Notes to Financial Statements - Statutory Basis...............................9

Statutory Basis Financial Statement Schedules

Summary of Investments - Other Than Investments in Related Parties -
   Statutory Basis...........................................................39
Supplementary Insurance Information - Statutory Basis........................40
Reinsurance - Statutory Basis................................................42

                         Report Of Independent Auditors

Board of Directors
Transamerica Occidental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Occidental Life Insurance Company as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended
December 31, 1999. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the California Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Transamerica Occidental Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period December 31, 1999.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Occidental Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the California Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.



March 31, 2000

                 Transamerica Occidental Life Insurance Company

                        Balance Sheets - Statutory Basis

                (Dollars in thousands, except per share amounts)


                                                        December 31
                                                   1999              1998
                                             ---------------------------------

Admitted assets
Cash and invested assets:
   Bonds                                       $ 12,820,804      $ 12,135,178
   Preferred stocks - unaffiliated                   77,231            40,941
   Preferred stocks - subsidiaries                   58,219            56,860
   Common stocks - unaffiliated                   1,270,039           773,490
   Common stocks - subsidiaries                     984,400           965,485
   Mortgage loans on real estate                    385,590           387,038
   Real estate                                      101,195           102,748
   Policy loans                                     409,534           410,628
   Cash and short-term investments                  132,454           513,557
   Other investments                                218,997           194,264
                                             ---------------------------------
Total cash and invested assets                   16,458,463        15,580,189


Federal income tax receivable                       160,075                 -
Accrued investment income                           226,823           210,932
Deferred and uncollected premiums                   227,722          (807,951)
Reinsurance receivable                              249,225         1,201,639
Other admitted assets                               245,696           255,744
Separate account assets                           4,229,395         3,443,277
                                             ---------------------------------
Total admitted assets                          $ 21,797,399      $ 19,883,830
                                             =================================


                                                                   December 31
                                                              1999             1998
                                                         -------------------------------
Liabilities and capital and surplus
Liabilities:
   Reserves for future policy benefits                     $ 9,695,196      $ 9,428,282
   Policy and contract claims payable                          296,789          156,147
   Supplementary contracts without life contingencies          208,349          215,548
   Funding agreements                                        2,228,261        1,927,054
   Other policy liabilities                                    114,442          115,361
   Funds held under coinsurance                              2,274,229        2,123,810
   Asset valuation reserve                                     578,958          400,616
   Interest maintenance reserve                                 58,721           61,514
   Other liabilities                                           310,404          285,030
   Separate account liabilities                              4,068,126        3,326,306
                                                         -------------------------------
Total liabilities                                           19,833,475       18,039,668

Capital and surplus:
   Common Stock ($12.50 par value):
     Authorized - 4,000,000 shares
     Issued and outstanding - 2,206,933 shares                  27,587           27,587
   Contributed surplus                                         509,600          372,538
   Unassigned surplus                                        1,426,737        1,444,037
                                                         -------------------------------
Total capital and surplus                                    1,963,924        1,844,162
                                                         -------------------------------
Total liabilities and capital and surplus                  $21,797,399      $19,883,830
                                                         ===============================

See accompanying notes.

                 Transamerica Occidental Life Insurance Company

                   Statements of Operations - Statutory Basis

                             (Dollars in thousands)

                                                                             Year ended December 31
                                                                    1999             1998              1997
                                                              -------------------------------------------------
Revenues:
   Premiums and annuity considerations                          $ 1,368,016      $ 1,608,525       $ 1,715,745
   Fund deposits                                                    351,170          363,889           395,162
   Considerations for supplementary contracts without life
     contingencies                                                  212,513          259,660           240,065
   Net investment income                                          1,125,042        1,078,543         1,028,054
   Commissions and expense allowances on reinsurance ceded
                                                                    469,910          471,943           283,794
   Other                                                            550,544          900,281           228,649
                                                              -------------------------------------------------
                                                                  4,077,195        4,682,841         3,891,469
Benefits and expenses:
   Benefits paid or provided for:
     Death benefits                                                 392,276          595,585           432,019
     Annuity benefits                                               582,542          570,424           754,609
     Disability benefits                                             10,199           36,590           139,278
     Surrender benefits and other fund withdrawals                  694,766          616,224           429,449
     Increase (decrease) in reserves                                266,814         (447,419)         (631,054)
     Payments on supplementary contracts                            231,717          243,383           235,594
     Endowments                                                       2,397            2,504             2,000
     Other                                                          112,059          102,093            96,546
                                                              -------------------------------------------------
                                                                  2,292,770        1,719,384         1,458,441
   Expenses:
     Commissions and expense allowances                             691,802          728,533           554,979
     Reinsurance reserve transfer                                         -          671,651           792,425
     Other operating expenses                                       857,912        1,300,821           758,855
     Net transfers to separate accounts                              50,572          200,243           152,998
                                                              -------------------------------------------------
                                                                  1,600,286        2,901,248         2,259,257
                                                              -------------------------------------------------
                                                                  3,893,056        4,620,632         3,717,698
                                                              -------------------------------------------------
Gain from operations before dividends to policyholders,
   federal income tax expense (benefit) and net realized
   capital gains (losses)                                           184,139           62,209           173,771
Dividends to policyholders                                            9,294            8,206             9,453
                                                              -------------------------------------------------
Gain from operations before federal income tax expense
   (benefit) and net realized capital gains (losses)                174,845           54,003           164,318
Federal income tax expense (benefit)                                 30,330          (70,408)           58,514
                                                              -------------------------------------------------
Gain from operations before net realized capital gains
   (losses)                                                         144,515          124,411           105,804
Net realized capital gains (losses)                                  17,515           76,071            (9,332)
                                                              -------------------------------------------------
Net income                                                      $   162,030      $   200,482       $    96,472
                                                              =================================================

See accompanying notes.

                 Transamerica Occidental Life Insurance Company

         Statements of Changes in Capital and Surplus - Statutory Basis

                             (Dollars in thousands)

                                                                      Year ended December 31
                                                             1999              1998              1997
                                                       --------------------------------------------------
Capital and surplus at beginning of year                 $ 1,844,162       $ 1,556,228       $ 1,249,045
Net income                                                   162,030           200,482            96,472
Increase in net unrealized capital gains                     119,420           261,540           246,829
Increase in non-admitted assets and
   related items                                              (2,824)          (45,392)          (41,778)
(Decrease) increase in liability for reinsurance in
   unauthorized companies                                     (4,646)           (3,137)            1,038
Increase in asset valuation reserve                         (178,342)          (39,153)          (66,577)
Increase in surplus in separate account
   statement                                                  16,637            32,572            29,459
Contributed capital                                          137,062             3,800           127,194
Prior year adjustments                                       (14,710)          (21,276)          (47,998)
Dividends paid to parent                                     (79,000)          (80,000)          (61,311)
Change in benefit reserve valuation basis                          -                 -            (7,782)
Increase (decrease) as a result of
   reinsurance                                               (35,865)          (21,502)           31,637
                                                       --------------------------------------------------
Capital and surplus at end of year                       $ 1,963,924       $ 1,844,162       $ 1,556,228
                                                       ==================================================

See accompanying notes.

                 Transamerica Occidental Life Insurance Company

                    Statements of Cash Flow - Statutory Basis

                             (Dollars in thousands)


                                                                      Year ended December 31
                                                             1999              1998              1997
                                                       ---------------------------------------------------
Operating activities
Premiums and annuity considerations                      $   319,552       $ 2,642,142       $ 1,612,975
Fund deposits                                                351,170           363,889           395,162
Other policy proceeds and considerations                     212,546           259,627           240,280
Allowances and reserve adjustments received on
   reinsurance ceded                                       1,861,584            93,368           249,623
Investment income received                                 1,088,846         1,068,856           996,628
Other income received                                        141,247           194,037           274,793
Life and accident and health claims paid                    (266,727)         (661,006)         (487,861)
Surrender benefits and other fund
   withdrawals paid                                         (695,777)         (618,854)         (442,793)
Annuity and other benefits paid                             (962,151)         (948,840)       (1,046,532)
Commissions, other expenses and taxes
   paid                                                   (1,027,317)         (950,827)         (777,851)
Dividends paid to policyholders                               (9,136)           (8,102)          (10,101)
Federal income taxes received (paid)                        (146,945)           15,764           (12,411)
Reinsurance reserve transfers and other                     (618,898)       (1,891,421)       (1,552,528)
                                                       ---------------------------------------------------
Net cash provided by (used in) operating
   activities                                                247,994          (441,367)         (560,616)

Investing activities
Proceeds from investments sold, matured
   or repaid:
     Bonds                                                 2,993,985         3,938,693         3,525,839
     Stocks                                                  220,666           488,559           138,284
     Mortgage loans                                           11,248            37,335            34,216
     Real estate                                               3,050            20,300             3,660
     Other invested assets                                       200             3,984             8,580
     Miscellaneous proceeds                                      407           (25,830)            7,140
                                                       ---------------------------------------------------
Total investment proceeds                                  3,229,556         4,463,041         3,717,719
Taxes paid on capital gains                                        -                 -            (7,481)
                                                       ---------------------------------------------------
Net proceeds from sales, maturities, or repayments
   of investments                                          3,229,556         4,463,041         3,710,238

                 Transamerica Occidental Life Insurance Company

                             (Dollars in thousands)

                                                                  Year ended December 31
                                                          1999              1998             1997
                                                    ---------------------------------------------------
Cost of investments acquired:
   Bonds                                              $(3,656,035)      $(4,225,623)      $(4,103,637)
   Stocks                                                (611,404)         (331,131)         (311,708)
   Mortgage loans                                          (9,800)         (121,139)          (40,000)
   Real estate                                             (5,064)           (7,030)           (2,765)
   Other invested assets                                  (35,204)          (36,752)           (2,031)
   Miscellaneous applications                             (93,194)                -                 -
                                                    ---------------------------------------------------
Total cost of investments acquired                     (4,410,701)       (4,721,675)       (4,460,141)
Net decrease (increase) in policy loans                     1,094            (3,174)           (7,996)
                                                    ---------------------------------------------------
Net cost of investments acquired                       (4,409,607)       (4,724,849)       (4,468,137)
                                                    ---------------------------------------------------
Net cash used in investing activities                  (1,180,051)         (261,808)         (757,899)

Financing and miscellaneous activities:
   Other cash provided:
     Capital and surplus paid-in                          137,062             3,800           127,194
     Other sources                                        562,978         1,485,965         1,558,615
                                                    ---------------------------------------------------
Total other cash provided                                 700,040         1,489,765         1,685,809

Other cash provided (applied):
   Dividends paid to shareholders                         (79,000)          (80,000)          (61,311)
   Other applications, net                                (70,086)         (347,482)         (162,103)
                                                    ---------------------------------------------------
Total other cash provided (applied)                      (149,086)         (427,482)         (223,414)
                                                    ---------------------------------------------------
Net cash provided by financing and
   miscellaneous activities                               550,954         1,062,283         1,462,395
                                                    ---------------------------------------------------
Net (decrease) increase in cash and short-
   term investments                                      (381,103)          359,108           143,880

Cash and short-term investments:
   Beginning of year                                      513,557           154,449            10,569
                                                    ---------------------------------------------------
   End of year                                        $   132,454       $   513,557       $   154,449
                                                    ===================================================

See accompanying notes.

                Transamerica Occidental Life Insurance Company

                Notes to Financial Statements - Statutory Basis

                               December 31, 1999


1. Organization and Summary of Significant Accounting Policies

Transamerica Occidental Life Insurance Company (the Company) is domiciled in California. The Company is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a wholly owned subsidiary of Transamerica Corporation. The Company has three wholly owned insurance subsidiaries:
Transamerica Life Insurance and Annuity Company (TALIAC), Transamerica Life Insurance Company of Canada and Transamerica Life Insurance Company of New York. TALIAC has one wholly owned insurance subsidiary, Transamerica Assurance Company. During 1999, Transamerica Corporation was merged with an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

Nature of Business

The Company engages in providing life insurance, pension and annuity products, reinsurance, structured settlements and investment products which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States and are distributed in 50 states (reinsurance is the only product distributed in New York).

Basis of Presentation

Certain amounts reported in the accompanying financial statements are based on management's best estimates and judgment, subject to the minimum requirements imposed by regulatory authorities. Actual results could differ from those estimates.

The accompanying financial statements have been prepared in conformity with statutory accounting practices (SAP) prescribed or permitted by the California Department of Insurance (the California Department), which vary in some respects from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are as follows:

     The accounts and operations of the Company's subsidiaries are not consolidated but are included in investments in common stocks at the statutory net carrying value. Changes in the subsidiaries' net carrying values are charged or credited directly to unassigned surplus.

                 Transamerica Occidental Life Insurance Company

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

     Bonds, where permitted, are carried at amortized cost, rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value) and trading (reported at fair value) classifications.

     The costs of acquiring new and renewal business, such as commissions and underwriting and policy issue costs, are expensed when incurred rather than deferred and amortized over the terms of the related policies.

     Certain assets recognized under GAAP, principally agents' debit balances and computer software, are "non-admitted" and excluded from the accompanying financial statements under SAP and are charged directly to unassigned surplus.

     Reserves for future policy benefits generally are calculated based on mortality and interest assumptions that are statutorily required rather than using estimated expected experience or actual account balances. The policy liabilities are reported net, rather than gross, of ceded amounts.

     Revenues for interest-sensitive life policies and investment-type contracts consist of the entire premium received and benefits represent the benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges are not recognized as revenue and benefits represent the excess of benefits paid over the policy account value and interest credited to the account value.

     An Interest Maintenance Reserve (IMR) is provided which defers certain realized capital gains and losses attributable to changes in the general level of interest rates. Such deferred gains or losses are amortized into investment income over the remaining period to maturity based on groupings of individual securities sold in five-year bands.

     An Asset Valuation Reserve (AVR) is provided which reclassifies a portion of surplus to liabilities. The AVR is calculated according to a specified formula as prescribed by the National Association of Insurance Commissioners (NAIC) and is intended to stabilize the Company's surplus against possible fluctuations in the market values of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes in the required AVR balance are charged or credited directly to unassigned surplus.

                 Transamerica Occidental Life Insurance Company

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

     Deferred federal income taxes are not provided for differences between the financial statement amounts and tax bases of assets and liabilities.

     Policyholder dividends are recognized when declared rather than over the term of the related policies.

     A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Other significant accounting policies are as follows:

Investments

Investments are shown on the following bases:

     Bonds - where permitted, at amortized cost; all others are carried at values prescribed by the Securities Valuation Office of the NAIC (SVO); premiums and discounts are amortized using the interest method. For loan-backed bonds, the interest method including anticipated prepayments at the date of purchase is used. Prepayment assumptions for loan-backed bonds are estimated using broker dealer survey values and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all securities, except for interest-only securities which are valued using the prospective method.

     Preferred stocks - where permitted at cost, all others are carried at fair value based on NAIC values.

                 Transamerica Occidental Life Insurance Company

1. Organization and Summary of Significant Accounting Policies (continued)

Investments (continued)

     Common stocks - at fair value based on NAIC market values, except for investments in subsidiaries which are at statutory net carrying values.

     Mortgage loans on real estate - at the aggregate unpaid balances.

     Real estate - at depreciated cost less encumbrances, except for properties acquired in satisfaction of debt, which are carried at the lower of fair value or cost, less encumbrances.

     Policy loans - at the aggregate unpaid principal balances.

     Other investments - primarily at the lower of cost or fair value. Derivative instruments, included in other investments in the accompanying balance sheet, are valued in accordance with the NAIC Accounting Practices and Procedures manual and Purposes and Procedures manual of the SVO. All derivative instruments are used for hedging purposes and valued on a basis consistent with the hedged item.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis as the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

                 Transamerica Occidental Life Insurance Company

1. Organization and Summary of Significant Accounting Policies (continued)

Investments (continued)

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreements is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged item.

Gains and losses on disposal of investments are recognized on the specific-identification basis. Changes in the statutory fair values of stocks and those bonds carried at values prescribed by the SVO, rather than amortized cost, are reported as unrealized gains or losses directly in unassigned surplus and, accordingly, have no effect on net income.

Short-term investments include investments with maturities of less than one year at date of acquisition.

Separate Accounts

The Company administers segregated asset accounts for pension and other clients. The assets of the separate accounts are not subject to liabilities arising out of any business the Company may conduct and are reported at fair value. Investment risks associated with fair value changes are primarily borne by the clients. The liabilities of the separate accounts represent reserves established to meet withdrawal and future benefit payment provisions of the contracts.

Policy Reserves and Contract Claims

Life, annuity, and accident and health benefit reserves are calculated based upon published tables using such interest rate assumptions and valuation methods that will provide, in the aggregate, reserves that meet the amounts required by the California Department. The Company waives deduction of deferred fractional premiums upon death of the insureds and returns any portion of the final premium beyond the date of death. Additional reserves are established where the gross premiums on any insurance in force are less than the net premiums according to the standard valuation set by the California Department.

                 Transamerica Occidental Life Insurance Company

1. Organization and Summary of Significant Accounting Policies (continued)

Policy Reserves and Contract Claims (continued)

Contract claim liabilities include provisions for reported claims and claims incurred but not reported, net of reinsurance ceded.

Premium Revenues

Premiums from life insurance policies are recognized as revenue when due, and premiums from annuity contracts are recognized when received. Accident and health premiums are earned pro rata over the terms of the policies.

Other Revenues

Other revenues consist primarily of profit sharing on reinsurance ceded and reserve adjustments on ceded modified coinsurance transactions.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in surplus rather than gain from operations. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Prior Year Adjustments

Prior year adjustments charged directly to surplus in 1999 related primarily to expenses incurred for sales practices litigation of $7 million (after tax) and a suspense asset adjustment of $7 million (after tax).

Prior year adjustments in 1998 relate primarily to expenses incurred for sales practices litigation of $8 million (after-tax) and a reserve valuation adjustment of $13 million (after-tax) on single premium immediate annuities.

Prior year adjustments in 1997 relate primarily to expenses incurred for sales practices litigation of $15 million (after-tax) and a reserve valuation adjustment of $30 million (after-tax) on single premium immediate annuities.

                 Transamerica Occidental Life Insurance Company

1. Organization and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications of 1997 and 1998 amounts have been made to conform with the 1999 presentation.

2. Fair Values of Financial Instruments

Fair values for bonds are based on market values prescribed by the SVO (NAIC market values) rather than on actual or estimated market values. For bonds without available NAIC market values, amortized costs are used as estimated fair values. As of December 31, 1999 and 1998, the fair value of investments in bonds includes $5,366 million and $5,215 million, respectively, of bonds that were valued at amortized cost.

Fair values for preferred and common stocks are based on NAIC market values, except for investment in subsidiaries which are at statutory net carrying values.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

Fair values for derivative instruments are estimated using values obtained from independent pricing services.

The carrying amounts of cash and short-term investments and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts, included in reserves for future policy benefits and other policy liabilities, are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturities consistent with those remaining for the contracts being valued.

                 Transamerica Occidental Life Insurance Company

2. Fair Values of Financial Instruments (continued)

The carrying values and fair values of financial instruments are as follows (in thousands):

                                                                         December 31
                                                          1999                                 1998
                                           -----------------------------------------------------------------------
                                               Carrying           Fair             Carrying            Fair
                                                 Value            Value              Value             Value
                                           -----------------------------------------------------------------------
Financial assets:
   Bonds                                     $ 12,820,804      $ 12,681,458       $ 12,135,178      $ 12,834,818
   Preferred stocks                               135,450            93,071             97,801           100,909
   Common stocks                                2,254,439         2,254,439          1,738,975         1,738,975
   Mortgage loans on real estate                  385,590           363,650            387,038           409,714
   Policy loans                                   409,534           396,956            410,628           388,076
   Floors, caps and swaptions                      56,964            60,129             57,311           149,447
   Cash on hand and on deposit                    132,454           132,454            513,557           513,557
   Accrued investment income                      226,823           226,823            210,932           210,932


                                                                         December 31
                                                          1999                                 1998
                                           -----------------------------------------------------------------------
                                               Carrying           Fair             Carrying            Fair
                                                 Value            Value              Value             Value
                                           -----------------------------------------------------------------------
Financial liabilities (liabilities for
   investment-type contracts):
     Single and flexible premium
       deferred annuities                    $  2,074,622      $  1,881,238       $  2,112,347      $  1,927,980
     Single premium immediate annuities
                                                4,035,133         4,217,004          3,924,227         4,820,607
     Other deposit contracts                    2,219,143         2,222,305          1,917,574         1,915,954

Off-balance sheet assets (liabilities):
   Exchange derivatives designated
     as hedges that are in a:
       Receivable position                              -            30,253                  -            88,062
       Payable position                                 -           (96,206)                 -           (17,025)

The Company enters into various interest-rate agreements in the normal course of business primarily as a means of managing its interest rate exposure.

                 Transamerica Occidental Life Insurance Company

2. Fair Values of Financial Instruments (continued)

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. Interest rate swap agreements are intended primarily for asset and liability management. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate. Generally, the Company is subject to basis risk when an interest rate swap agreement is not funded. As of December 31, 1999, there were no unfunded interest rate swap agreements.

Interest rate floor agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements. These agreements enable the Company to transfer, modify, or reduce its interest rate risk and generally require up front premium payments. The costs of interest rate floor agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. The conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

                 Transamerica Occidental Life Insurance Company

2. Fair Values of Financial Instruments (continued)

The information on derivative instruments is summarized as follows (in thousands):

                                                          Aggregate      Weighted
                                                          Notional       Average
                                                           Amount       Fixed Rate      Fair Value
                                                        --------------------------------------------

December 31, 1999
Interest rate swap agreements designated as
   hedges of financial assets, where
   the Company pays:
     Fixed rate interest                                  $  296,133       6.46%       $   28,092
     Floating rate interest                                1,516,308       5.95           (90,055)
     Floating rate interest based on one index and
       receives floating rate interest on another
       index                                                   4,525       6.05                20
Interest rate swap agreements designated as hedges
   of financial liabilities, where the Company pays:
     Floating rate interest                                  710,981       6.40            (4,394)
     Floating rate interest based on one index and
       receives floating rate interest on another
       index                                                 237,500       6.13              (260)
Interest rate floor agreements                               400,000          -             3,065
Swaptions                                                  6,500,000       6.64            25,211
Call options                                                  31,999          -            31,853

                 Transamerica Occidental Life Insurance Company

2. Fair Values of Financial Instruments (continued)

                                                           Aggregate       Weighted
                                                            Notional       Average
                                                             Amount       Fixed Rate     Fair Value
                                                        -----------------------------------------------
December 31, 1998
Interest rate swap agreements designated as
   hedges of financial assets, where the
   Company pays:
     Fixed rate interest                                  $    44,950        5.95%       $       280
     Fixed rate interest                                      212,488        5.01            (13,525)
     Floating rate interest                                (1,495,000)       5.40             80,717
     Floating rate interest based on one index and
       receives floating rate interest on another
       index                                                   15,833        5.06                110
Interest rate swap agreements designated as hedges
   of financial liabilities, where the Company pays:
     Floating rate interest                                 1,204,456        5.42              3,781
     Floating rate interest based on one index and
       receives floating rate interest on another
       index                                                   37,500        4.84               (339)
Interest rate floor agreements                                400,000           -             21,705
Swaptions                                                   6,500,000        5.19            101,754
Call options                                                   30,710           -             25,988

Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments, fixed maturities, derivatives, mortgage loans on real estate and reinsurance receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentration of credit risk with respect to investments in fixed maturities and mortgage loans on real

                 Transamerica Occidental Life Insurance Company

2. Fair Values of Financial Instruments (continued)

estate is limited due to the large number of such investments and their dispersion across many different industries and geographic areas. The Company places reinsurance with only highly rated insurance companies. At December 31, 1999, the Company had no significant concentration of credit risk.

3. Investments

The carrying value and fair value of investments in debt securities are summarized as follows (in thousands):

                                                             Gross            Gross
                                          Carrying         Unrealized       Unrealized         Fair
                                            Value            Gains            Losses           Value
                                       ------------------------------------------------------------------
December 31, 1999
U.S. Treasury securities and
   obligations of U.S. government
   corporations
   and agencies                          $   189,325      $    11,396      $     1,968      $   198,753
Obligations of states and political
   subdivisions                              106,484            3,673            1,482          108,675
Foreign governments                           50,820              353            3,328           47,845
Corporate securities                       9,345,228          103,079          230,148        9,218,159
Public utilities                           1,718,582           20,020           38,842        1,699,760
Mortgage and other asset-backed
   securities                              1,410,365                -            2,099        1,408,266
                                       ------------------------------------------------------------------
                                         $12,820,804      $   138,521      $   277,867      $12,681,458
                                       ==================================================================

                 Transamerica Occidental Life Insurance Company

3. Investments (continued)

                                                             Gross            Gross
                                          Carrying         Unrealized       Unrealized         Fair
                                            Value            Gains            Losses           Value
                                       ------------------------------------------------------------------
December 31, 1998
U.S. Treasury securities and
   obligations of U.S. government
   corporations
   and agencies                          $   148,427      $    57,226      $         -      $   205,653
Obligations of states and political
   subdivisions                              123,255           11,752                -          135,007
Foreign governments                           39,940            2,115            1,486           40,569
Corporate securities                       8,430,358          476,428           22,687        8,884,099
Public utilities                           2,206,740          176,863              571        2,383,032
Mortgage and other asset-backed
   securities                              1,186,458                -                -        1,186,458
                                       ------------------------------------------------------------------
                                         $12,135,178      $   724,384      $    24,744      $12,834,818
                                       ==================================================================

Included in bonds is a $150 million note due from Transamerica Corporation at December 31, 1998.

The carrying value and fair value of bonds at December 31, 1999, by contractual maturity, are as follows (in thousands):


                                                    Carrying           Fair
                                                     Value             Value
                                               ---------------------------------

Due in one year or less                          $   137,778       $   138,280
Due after one year through five years              2,021,208         2,019,633
Due after five years through ten years             2,769,210         2,708,056
Due after ten years                                6,482,243         6,407,223
Mortgage and other asset-backed securities         1,410,365         1,408,266
                                               ---------------------------------
                                                 $12,820,804       $12,681,458
                                               =================================

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                 Transamerica Occidental Life Insurance Company

3. Investments (continued)

The costs and fair values of preferred stocks and common stocks (unaffiliated companies) are as follows (in thousands):

                                        Gross          Gross        Estimated
                                      Unrealized     Unrealized       Fair
                         Cost           Gains          Losses         Value
                    ------------------------------------------------------------

December 31, 1999
Preferred stocks      $   77,231     $    6,399     $   41,182     $   42,448
Common stocks            662,215        640,014         32,190      1,270,039

December 31, 1998
Preferred stocks      $   40,941     $    3,506     $       18     $   44,429
Common stocks            299,048        483,421          8,979        773,490

The components of investment in real estate are as follows (in thousands):

                                                  Accumulated        Carrying
                                     Cost         Depreciation        Value
                                 -----------------------------------------------

December 31, 1999
Properties occupied by the
   Company                         $207,709         $111,331         $ 96,378
Other                                 7,450            2,633            4,817
                                 -----------------------------------------------
                                   $215,159         $113,964         $101,195
                                 ===============================================

December 31, 1998
Properties occupied by the
   Company                         $202,933         $105,330         $ 97,603
Other                                 8,514            3,369            5,145
                                 ----------------------------------------------
                                   $211,447         $108,699         $102,748
                                 ==============================================

                 Transamerica Occidental Life Insurance Company

3. Investments (continued)

The maximum and minimum lending rates for mortgage loans during 1999 were 8.48% and 7.13%, respectively. The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of any purchase money or insured or guaranteed mortgages, was 80%. Fire insurance is carried in every case at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

Net investment income (expense) by major category of investments is summarized as follows (in thousands):

                                              Year ended December 31
                                       1999            1998            1997
                                 -----------------------------------------------

Bonds                              $   989,340     $   950,923     $   934,229
Preferred stocks                         5,078           1,312             790
Common stocks                           53,192          53,000          43,938
Mortgage loans on real estate           28,314          28,713          25,031
Real estate                             28,008          27,288          29,447
Policy loans                            27,086          24,780          26,061
Cash and short-term investments         10,526          10,939           4,094
Other investments                       16,343          17,198            (533)
                                 -----------------------------------------------
                                     1,157,887       1,114,153       1,063,057
Investment expense                     (32,845)        (35,610)        (35,003)
                                 -----------------------------------------------
                                   $ 1,125,042     $ 1,078,543     $ 1,028,054
                                 ===============================================

                 Transamerica Occidental Life Insurance Company

3. Investments (continued)

The realized gains and losses and other information related to investments are summarized as follows (in thousands):

                                                              Year ended December 31
                                                       1999             1998            1997
                                                  -----------------------------------------------
Net gains (losses) on disposition of
  investments in:
     Bonds                                          $     2,993     $    16,522     $   (27,875)
     Preferred stocks                                    (6,085)         (2,405)           (579)
     Common stocks                                       41,011         164,984           9,792
     Other                                              (90,400)         (7,021)         (1,308)
                                                  -----------------------------------------------
                                                        (52,481)        172,080         (19,970)
Related income (taxes) recovery                          71,941         (84,425)         (7,480)
Transfer to the IMR                                      (1,945)        (11,584)         18,118
                                                  -----------------------------------------------
Net realized capital gains (losses)                 $    17,515     $    76,071     $    (9,332)
                                                  ===============================================

The other loss of $90.4 million in 1999 primarily results from the net pretax loss incurred on an ineffective equity collar hedge (see Note 12.)

                                                              Year ended December 31
                                                       1999             1998            1997
                                                  -----------------------------------------------
Proceeds from disposition of investment in
   bonds                                            $ 2,993,985     $ 3,938,693     $ 3,525,839
Gross gains on disposition of investment
   in bonds                                              46,135          44,290          24,157
Gross losses on disposition of investment
   in bonds                                             (43,142)        (27,768)        (52,032)

Change in net unrealized gains (losses):
   Bonds                                                 (5,756)           (871)              -
   Preferred stocks                                       2,271          (2,741)            518
   Common stocks                                        125,177         257,582         242,773
   Real estate                                                -               -           3,727
   Other                                                 (2,272)          7,570            (189)
                                                  -----------------------------------------------
                                                    $   119,420     $   261,540     $   246,829
                                                  ===============================================

                 Transamerica Occidental Life Insurance Company

3. Investments (continued)

Change in net unrealized gains on common stocks in 1999, 1998 and 1997, includes $(34) million, $156 million and $107 million, respectively, related to the increase (decrease) in TALIAC's statutory capital and surplus for those years.

4. Reinsurance

The Company is involved in both the cession and assumption of reinsurance with other companies, including affiliated companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses. These reinsured risks are treated as though, to the extent of the reinsurance, they are risks for which the Company is not liable.

Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded. The Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance treaties.

The following summarizes the effect of reinsurance transactions (in thousands):

                                                    Ceded/Retroceded to                  Assumed from
                                              ----------------------------------------------------------------
                                  Direct        Affiliated      Unaffiliated      Affiliated      Unaffiliated          Net
                                  Amount         Companies        Companies        Companies        Companies          Amount
                             -------------------------------------------------------------------------------------------------------

Year ended
   December 31, 1999:
     Premium revenue           $  1,409,419     $    112,947     $  1,965,697     $    157,197     $  1,880,044     $  1,368,016
                             =======================================================================================================


At December 31, 1999:
   Life insurance in force     $547,304,907     $  4,881,384     $365,336,549     $ 17,212,668     $    465,086     $194,764,728
                             =======================================================================================================


Reserves for future policy
   benefits                    $ 14,241,446     $  4,124,327     $  3,056,908     $    233,126     $  2,401,859     $  9,695,196
Policy and contract claims
   payable                          127,030           40,341          137,047            1,824          345,323          296,789
                             ------------------------------------------------------------------------------------------------------
                               $ 14,368,476     $  4,164,668     $  3,193,955     $    234,950     $  2,747,182     $  9,991,985
                             ======================================================================================================

                 Transamerica Occidental Life Insurance Company

4. Reinsurance (continued)

                                                      Ceded/Retroceded to                 Assumed from
                                              ----------------------------------------------------------------
                                  Direct         Affiliated      Unaffiliated      Affiliated     Unaffiliated          Net
                                  Amount          Companies       Companies         Companies       Companies          Amount
                             -----------------------------------------------------------------------------------------------------
Year ended
   December 31, 1998:
     Premium revenue           $  1,401,733     $    298,339     $  2,193,006     $    198,460     $  2,499,677     $  1,608,525
                             =====================================================================================================

At December 31, 1998:
   Life insurance in force     $190,331,317     $    950,789     $307,374,066     $ 25,093,946     $282,821,689     $189,922,097
                             =====================================================================================================

Reserves for future policy
   benefits                    $ 14,778,562     $  4,978,700     $  2,931,865     $    136,208     $  2,424,077     $  9,428,282
Policy and contract claims
   payable                          121,330           45,187          316,533           11,018          385,519          156,147
                             -----------------------------------------------------------------------------------------------------
                               $ 14,899,892     $  5,023,887     $  3,248,398     $    147,226     $  2,809,596     $  9,584,429
                             =====================================================================================================

Year ended
   December 31, 1997:
     Premium reserve           $  1,434,511     $    245,606     $  1,296,529     $     75,853     $  1,747,516     $  1,715,745
                             =====================================================================================================

At December 31, 1997:
   Life insurance in force     $175,258,666      $         -     $272,918,826     $ 26,199,512     $223,688,654     $152,228,006
                             =====================================================================================================

Reserves for future policy
   benefits                    $ 15,117,147     $  5,457,334     $  2,731,647     $     15,306     $  2,922,166     $  9,865,638
Policy and contract claims
   payable                           94,040           42,804          197,351           20,854          357,125          231,864
                             -----------------------------------------------------------------------------------------------------
                               $ 15,211,187     $  5,500,138     $  2,928,998     $     36,160     $  3,279,291     $ 10,097,502
                             =====================================================================================================

                 Transamerica Occidental Life Insurance Company

4. Reinsurance (continued)

                                                        Ceded to         Assumed
                                        Direct           Other          From Other          Net
                                        Amount         Companies        Companies         Amount
                                   -----------------------------------------------------------------
Year ended December 31, 1999:
     Benefits paid or provided       $1,632,298       $1,499,809       $1,086,642       $1,219,131
                                   =================================================================

Year ended December 31, 1998:
     Benefits paid or provided       $1,576,300       $1,147,899       $1,020,085       $1,448,486
                                   =================================================================

Year ended December 31, 1997:
     Benefits paid or provided       $1,631,249       $  955,287       $  887,538       $1,563,500
                                   =================================================================

5. Income Taxes

The Company's taxable income or loss is included in the consolidated return of Transamerica Corporation for the period ended July 21, 1999. The method of allocation between the companies for the period ended July 21, 1999, is subject to written agreement approved by the Board of Directors. Tax payments are made to, or refunds received from, Transamerica Corporation in amounts which would result from filing separate tax returns with federal taxing authorities, except that tax benefits attributable to operating losses and other carryovers are recognized currently since utilization of these benefits is assured by Transamerica Corporation. The provision does not purport to represent a proportionate share of the consolidated tax.

For the period beginning July 22, 1999, the Company will join in a consolidated tax return with certain life affiliates: TALIAC, Transamerica Assurance Company and Transamerica Life Insurance Company of New York. The method of allocation between the companies for the period beginning July 22, 1999, will be subject to written agreement to be approved by the Board of Directors. It is anticipated that this agreement will require that tax payments are made to, or refunds are received from, TOLIC, in amounts which would results from filing separate tax returns with federal taxing authorities.

                 Transamerica Occidental Life Insurance Company

5. Income Taxes (continued)

Amounts due from Transamerica Corporation for federal income taxes are $160 million at December 31, 1999. Amounts due to Transamerica Corporation for federal income taxes were $28.5 million at December 31, 1998, and are included in accounts payable and other liabilities in the accompanying balance sheet.

Following is a reconciliation of federal income taxes computed at the statutory rate with the income tax provision, excluding income taxes related to net realized gains on investment transactions (in thousands):

                                                              Year ended December 31
                                                       1999            1998            1997
                                                  ---------------------------------------------
Federal income taxes at statutory rate              $ 61,196        $ 18,901        $ 57,511
Difference between statutory and tax
   reserves                                           (1,153)         (3,463)         10,045
Deferred acquisition costs capitalized,
   net of amortization                                13,326           4,677          10,652
Reinsurance adjustments                              (14,442)         (7,525)         12,900
Difference in statutory and tax bases
   of investments                                     (2,399)        (10,990)         (4,149)
Adjustment to prior year tax provision                24,640         (13,055)          4,689
Tax credits                                          (16,000)        (17,698)        (11,127)
Nontaxable affiliate dividends                       (17,500)        (17,500)        (14,000)
Other                                                (17,338)        (23,755)         (8,007)
                                                  ---------------------------------------------
Provision (benefit) for income taxes                $ 30,330        $(70,408)       $ 58,514
                                                  =============================================

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983, pursuant to the Deficit Reduction Act of 1984. This amount would become subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1999, was $118 million. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $41.3 million. No income taxes have been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

                 Transamerica Occidental Life Insurance Company

6. Investments in Subsidiaries

The Company's investment in common stocks of its wholly owned subsidiaries with carrying values, based on the statutory capital and surplus of the subsidiaries, is summarized as follows (in thousands):

                                                              Carrying
                                         Cost                  Value
                                   --------------------------------------
At December 31, 1999:
   TALIAC                            $   238,418            $   797,109
   Other                                 206,041                187,291
                                   --------------------------------------
                                     $   444,459            $   984,400
                                   ======================================

At December 31, 1998:
   TALIAC                            $   237,448            $   830,829
   Others                                179,891                134,656
                                   --------------------------------------
                                     $   417,339            $   965,485
                                   ======================================


The Company received a $50 million dividend in 1999 and 1998 from its wholly owned subsidiary, TALIAC.

The Company's investment in preferred stocks of subsidiaries is substantially all represented by an investment in Transamerica Life Insurance Company of Canada.

Certain financial information with respect to TALIAC, the Company's principal subsidiary, is as follows (in thousands):

                                                December 31
                                        1999                    1998
                                -----------------------------------------

Cash and investments                 $14,046,255            $13,582,175
Other assets                           6,339,057              4,783,063
                                -----------------------------------------
Total assets                          20,385,312             18,365,238

Aggregate reserves                     9,221,606              8,084,356
Other liabilities                     10,366,597              9,450,053
                                -----------------------------------------
Total liabilities                     19,588,203             17,534,409
                                -----------------------------------------
Total capital and surplus            $   797,109            $   830,829
                                =========================================

                 Transamerica Occidental Life Insurance Company

7. Deferred and Uncollected Premiums

Components of deferred and uncollected premiums are as follows:

                                     Gross           Loading            Net
                                 -----------------------------------------------

December 31, 1999
Life and annuity:
   Ordinary first-year business    $   8,630        $       -        $   8,630
   Ordinary renewal business         183,107           36,000          147,107
   Group life direct business          2,095                -            2,095
                                 -----------------------------------------------
                                     193,832           36,000          157,832
Accident and health                   69,890                -           69,890
                                 -----------------------------------------------
                                   $ 263,722        $  36,000        $ 227,722
                                 ===============================================
December 31, 1998
Life and annuity:
   Ordinary first-year business    $(828,090)       $  14,537        $(842,627)
   Ordinary renewal business           9,900            8,929              971
   Group life direct business          5,637                -            5,637
                                 -----------------------------------------------
                                    (812,553)          23,466         (836,019)
Accident and health                   28,068                -           28,068
                                 -----------------------------------------------
                                   $(784,485)       $  23,466        $(807,951)
                                 ===============================================

The gross deferred and uncollected premiums balance at December 31, 1999, of $263,722,000 is composed of $431,756,000 direct deferred and uncollected premiums less reinsurance premiums payable of $168,034,000.

The gross deferred and uncollected premiums balance at December 31, 1998, of $(784,485,000) is composed of $379,199,000 direct deferred and uncollected premiums less reinsurance premiums payable of $(1,163,684,000).

                 Transamerica Occidental Life Insurance Company

8. Annuity Reserves and Deposit Liabilities

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows (in thousands):

                                                                            December 31
                                                                1999                           1998
                                                 --------------------------------------------------------------
                                                      Amount           Percent        Amount            Percent
                                                 --------------------------------------------------------------
Subject to discretionary withdrawal - with
   adjustment:
     With market value adjustment                  $      9,134           -%       $  2,955,445           21%
     At book value less surrender charge                435,717            3            565,977            4
     At market value                                  7,385,279           53          2,319,944           16
                                                 --------------------------------------------------------------
                                                      7,830,130           56          5,841,366           41
Subject to discretionary withdrawal -
   without adjustment                                 1,748,102           13          1,839,270           13
Not subject to discretionary withdrawal
   provision                                          4,417,004           31          6,710,422           46
                                                 --------------------------------------------------------------
Total annuity reserves and deposit
   liabilities                                       13,995,236          100%        14,391,058          100%
                                                                    ===========                     ===========
Less reinsurance                                     (5,820,180)                     (6,736,704)
                                                 ----------------                -----------------
Net annuity reserves and deposit liabilities       $  8,175,056*                   $  7,654,354*
                                                 ================                =================

* Includes $3,364 million and $2,622 million of annuity reserves and deposit liabilities reported in the separate account liability at December 31, 1999 and 1998, respectively. Funding agreement liabilities that are a part of the separate account liabilities are excluded from the above amounts.

Included in other liabilities is $2,228 million and $1,927 million at December 31, 1999 and 1998, respectively, held pursuant to funding agreements. Funding agreements are obligations that contain no mortality or morbidity risks.

                 Transamerica Occidental Life Insurance Company

9. Capital and Surplus

The Company is subject to the requirements of the NAIC approved Risk Based Capital (RBC) rules and at December 31, 1999 and 1998, the Company met the RBC requirement.

The amount of dividends which can be paid by the Company without prior approval of the California Department is subject to restrictions related to statutory surplus and gains from operations. The Company could pay $184 million in dividends in 2000 without prior approval.

10. Pension Plan and Other Postretirement Benefits

Substantially all employees are covered by noncontributory defined benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates in which the Company also participates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. The general policy is to fund current service costs currently and prior service costs over periods ranging from 10 to 30 years. Assets of those plans are invested principally in publicly traded stocks and bonds.

The Company's total pension costs were $0.8 million, $0.6 million and $0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. The Company accounts for the costs of such benefit programs under the accrual method and amortizes its transition obligation for retirees and fully eligible or vested employees over 20 years. Postretirement benefit costs charged to income was $3 million for each of the years ended December 31, 1999, 1998 and 1997.

11. Assets on Deposit

At December 31, 1999 and 1998, $4 million and $4 million of the Company's assets were on deposit with public officials in compliance with regulatory requirements.

                 Transamerica Occidental Life Insurance Company

12. Related Party Transactions

The Company has various transactions with Transamerica Corporation and its affiliated companies in the normal course of operations. These transactions include the assumption and cession of reinsurance and the performance of certain administrative and support services for affiliated companies. Such reimbursements are recorded as a reduction of operating expenses.

Transactions with Transamerica Corporation and its affiliates also include transactions related to pension plans, investments in a money market fund managed by an affiliated company, and rental of computer services. Pension funds administered by a subsidiary for affiliated companies amounted to $1.8 billion, $1.6 billion and $1.3 billion at December 31, 1999, 1998 and 1997, respectively. The investment in an affiliated money market fund was not material.

The Company had amounts due from affiliates of $41 million as of December 31, 1999, and $16 million as of December 31, 1998.

In March 1999, the Company entered into an equity collar (which expired December 17, 1999), with an unrelated party to hedge the price fluctuations of their unaffiliated equity securities portfolio. In addition, Transamerica Corporation agreed to protect the Company from any ineffectiveness in the hedge that would expose the Company to loss net of tax benefit. As a result of the ineffectiveness of the collar with the unrelated party and the payment that the Company was required to make upon settlement, Transamerica Corporation made a payment of $172 million to the Company in December 1999.

                 Transamerica Occidental Life Insurance Company

13. Leases

Rental expense for equipment and properties occupied by the Company was $17 million in 1999, $14 million in 1998, and $19 million in 1997. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 (in thousands):

Year ending December 31:
       2000                                             $        12,203
       2001                                                       9,998
       2002                                                       7,745
       2003                                                       6,728
       2004                                                       6,624
       Later years                                               41,701
                                                      ------------------
                                                        $        84,999
                                                      ==================

14. Litigation

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company and plaintiff's counsel entered into a settlement which was approved on June 26, 1997. The settlement required prompt notification to affected policyholders. Administrative and policy benefit costs associated with the settlement of $7 million, $8 million and $15 million after-tax have been incurred in 1999, 1998 and 1997, respectively, and reflected in these statements as prior period adjustments. Additional costs related to the settlement are not expected to be material and will be incurred over a period of years. In the opinion of the Company, any ultimate liability which might result from other litigation would not have a materially adverse effect on the combined financial position of the Company or the results of its operations.

15. Separate Accounts

Separate accounts held by the Company represent primarily funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at estimated fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.

                 Transamerica Occidental Life Insurance Company

15. Separate Accounts (continued)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 1999, is as follows (in thousands):

                                               Separate Accounts with Guarantees
                                       ----------------------------------------------------
                                                             Nonindexed       Nonindexed
                                                             Guarantee         Guarantee       Nonguaranteed
                                                           Less than or      Greater than         Separate
                                           Indexed          equal to 4%            4%             Accounts          Total
                                       --------------    ---------------    ---------------    -------------    -------------
Premiums, deposits and other
   considerations                        $         -       $          -       $          -       $  254,076       $  254,076
                                       ==============    ===============    ===============    =============    =============

Reserves for separate accounts
   with assets at:
     Fair value                          $         -       $          -       $          -       $3,364,426       $3,364,426
     Amortized cost                                -                  -                  -                -                -
Other                                              -                  -                  -          703,700          703,700
                                       --------------    ---------------    ---------------    -------------    -------------

Total                                    $         -       $          -       $          -       $4,068,126       $4,068,126
                                       ==============    ===============    ===============    =============    =============
Reserves for separate accounts
   by withdrawal characteristics:
     Subject to discretionary
       withdrawal (with
       adjustment):
         With market value
            adjustment                   $         -       $          -       $          -       $        -       $        -
         At book value less
            current surrender
            charge of 5% or more
                                                   -                  -                  -                -                -
         At market value                                                                          3,364,426        3,364,426
         At book value without
            adjustment and with
            current surrender
            charges less than 5%                   -                  -                  -                -                -
                                       --------------    ---------------    ---------------    -------------    -------------
Subtotal                                           -                  -                  -        3,364,426        3,364,426
     Not subject to
       discretionary withdrawal                    -                  -                  -                -                -
     Other                                         -                  -                  -          703,700          703,700
                                       --------------    ---------------    ---------------    -------------    -------------
Total separate account liabilities       $         -       $          -       $          -       $4,068,126       $4,068,126
                                       ==============    ===============    ===============    =============    =============

                 Transamerica Occidental Life Insurance Company

15. Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below (in thousands):

                                                                  Year ended December 31
                                                           1999            1998            1997
                                                      ---------------------------------------------
Transfer as reported in the summary of
   operations of the separate accounts statement:
     Transfers to separate accounts                     $ 255,210       $ 352,298       $ 454,749
     Transfers from separate accounts                     217,729         173,152         240,381
                                                      ---------------------------------------------
Net transfers to separate accounts                         37,481         179,146         214,368
Reconciling adjustments:
Deposits (withdrawals) from separate
   accounts                                                13,091          21,097         (61,370)
                                                      ---------------------------------------------

Transfers as reported in the statements of
   income
                                                        $  50,572       $ 200,243       $ 152,998
                                                      =============================================

16.  Direct Premium Written by Managing General Agents/Third-Party
     Administrators

The Company has the following direct premiums written through managing general agents (in thousands):

                                                                Types of                         Direct
                                                Exclusive       Business        Authority        Written
                                                 Contract        Written         Granted        Premiums
                                             ----------------------------------------------------------------
National Benefit Resources                          No        Specific and          *          $         38
                                                                Aggregate
                                                             Excess of Loss
                                                                Insurance

R. E. Moulton Insurance Agency, Inc.                No        Specific and          *                 6,698
                                                                Aggregate
                                                             Excess of Loss
                                                                Insurance

                 Transamerica Occidental Life Insurance Company

16. Direct Premium Written by Managing General Agents/Third-Party Administrators (continued)

                                                                Types of                         Direct
                                                Exclusive       Business        Authority        Written
                                                 Contract        Written         Granted        Premiums
                                             ----------------------------------------------------------------
Intermediary Insurance Services, Inc.               No        Specific and          *                 2,969
                                                                Aggregate
                                                             Excess of Loss
                                                                Insurance

Excess Reinsurance Underwriters                     No        Specific and          *                12,536
   Agency, Inc.                                                 Aggregate
                                                             Excess of Loss
                                                                Insurance

Risk Assessment Strategies                          No        Specific and          *                   576
                                                                Aggregate
                                                             Excess of Loss
                                                                Insurance

North American Insurance Management                Yes        Occupational          *                 1,453
                                                               Accident -
                                                             Excess of Loss
                                                                Insurance

Health Reinsurance Management Partnership           No       Provider Excess        *                25,173

Self Funding Systems                                No        Specific and          *                   119
                                                                Aggregate
                                                             Excess of Loss
                                                                Insurance

*Premium collection, underwriting and commission/claim payments authority granted.

                 Transamerica Occidental Life Insurance Company

17. NAIC Codification

In 1998, the NAIC adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of California must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. The state of California has stated affirmatively that it will adopt Codification effective January 1, 2001. Management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

18. Year 2000 (Unaudited)

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                                Statutory Basis
                         Financial Statement Schedules

                Transamerica Occidental Life Insurance Company

     Summary of Investments - Other Than Investments in Related Parties -
                                Statutory Basis

                            (Dollars in thousands)

                               December 31, 1999


Schedule I

                                                                                     Amount at
                                                                                    Which Shown
                                                                       Market          in the
Type of Investment                                    Cost (1)         Value       Balance Sheet
-------------------------------------------------------------------------------------------------
Fixed maturities
Bonds:
   United States government and government
     agencies and authorities                       $   189,325     $   198,753     $   189,325
   States, municipalities and political
     subdivisions                                       106,484         108,675         106,484
   Foreign governments                                   50,820          47,845          50,820
   Public utilities                                   1,718,582       1,699,760       1,718,582
   All other corporate bonds                          9,345,228       9,218,159       9,345,228
   Mortgage and other asset-backed securities
                                                      1,410,365       1,408,266       1,410,365
Redeemable preferred stock                               66,841          30,448          66,371
                                                  -----------------------------------------------
Total fixed maturities                               12,887,645      12,711,906      12,887,175

Equity securities
Common stocks:
   Affiliated entities                                  444,459         984,400         984,400
   Banks, trust and insurance                            36,481          38,892          38,892
   Industrial, miscellaneous and all other              625,734       1,231,147       1,231,147
   Nonredeemable preferred stock                         69,079          62,623          69,079
                                                  -----------------------------------------------
Total equity securities                               1,175,753       2,317,062       2,323,518

Mortgage loans on real estate                           385,590         363,650         385,590
Real estate                                             101,195          50,000         101,195
Policy loans                                            409,534         396,956         409,534
Other long-term investments                             218,997         155,562         218,997
Cash and short-term investments                         132,454         132,454         132,454
                                                  -----------------------------------------------
Total investments                                   $15,311,168     $16,127,590     $16,458,463
                                                  ===============================================

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

                 Transamerica Occidental Life Insurance Company

              Supplementary Insurance Information - Statutory Basis

                             (Dollars in thousands)

                                December 31, 1999


Schedule III

                                  Future Policy                    Policy and
                                  Benefits and      Unearned        Contract
                                    Expenses        Premiums       Liabilities
--------------------------------------------------------------------------------

Year ended December 31, 1999
Individual life                    $4,988,602      $        -      $  240,452
Individual health                      42,065          28,046          33,481
Group life and health                  31,586           2,616          32,963
Annuity                             4,602,281               -         (10,107)
                                 -----------------------------------------------
                                    9,664,534          30,662         296,789

Year ended December 31, 1998
Individual life                     4,595,349               -         121,089
Individual health                      26,439          41,669          (9,445)
Group life and health                  12,953           3,675          47,840
Annuity                             4,748,197               -          (3,337)
                                 -----------------------------------------------
                                    9,382,938          45,344         156,147

Year ended December 31, 1997
Individual life                     4,207,937               -         155,424
Individual health                      27,254          31,297           2,606
Group life and health                  16,964           2,124          51,052
Annuity                             5,580,062               -          22,781
                                 -----------------------------------------------
                                   $9,832,217      $   33,421      $  231,863
                                 ===============================================

                                   Benefits,
                                    Claims
                     Net          Losses and         Other
  Premium         Investment      Settlement       Operating       Premiums
  Revenue          Income*         Expenses        Expenses*        Written
--------------------------------------------------------------------------------


$   891,749      $   405,705     $   909,143      $   703,605     $ 1,178,607
    (10,184)           2,770         (33,811)          35,665          80,328
    158,775           10,967         134,414          124,689          65,217
    327,676          705,600       1,283,024          736,327          85,267
--------------------------------------------------------------------------------
  1,368,016        1,125,042       2,292,770        1,600,286       1,409,419


    905,725          400,313       1,242,592          492,976       1,087,850
     51,827            4,483           3,265          100,839          63,828
    195,431            4,003         160,581           89,231          50,433
    455,542          669,744         312,946        2,218,202         199,622
--------------------------------------------------------------------------------
  1,608,525        1,078,543       1,719,384        2,901,248       1,401,733


    761,853          370,027         933,474          383,255       1,042,734
     23,988            6,216          19,252           49,460          56,861
    236,688            5,074         200,224          123,772         111,314
    693,216          646,737         305,491        1,702,770         223,602
--------------------------------------------------------------------------------
$ 1,715,745      $ 1,028,054     $ 1,458,441      $ 2,259,257     $ 1,434,511
================================================================================


*Allocations of net investment income and other operating expenses are based on a number of assumptions of estimates, and the results would change if different methods were applied.

                 Transamerica Occidental Life Insurance Company

                          Reinsurance - Statutory Basis

                             (Dollars in thousands)

                                December 31, 1999

Schedule IV


                                                                              Assumed                             Percentage
                                                          Ceded to             From                                of Amount
                                       Gross               Other               Other               Net              Assumed
                                       Amount            Companies           Companies            Amount            to Net
------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,
   1999
Life insurance in force            $ 547,304,907       $ 370,217,933       $  17,677,754       $ 194,764,728           9%

Premiums:
   Individual life                 $   1,178,607       $   1,220,329       $     933,471       $     891,749         105%
   Individual health                      80,328              97,296               6,784             (10,184)         -%
   Group life and health                  65,217             247,870             341,428             158,775         215%
   Annuity                                85,267             513,149             755,558             327,676         231%
                                 ---------------------------------------------------------------------------------------------
                                   $   1,409,419       $   2,078,644       $   2,037,241       $   1,368,016         149%
                                 =============================================================================================

Year ended December 31,
   1998
Life insurance in force            $ 190,331,317       $ 308,297,855       $ 307,915,635       $ 189,922,097         162%

Premiums:
   Individual life                 $   1,087,850       $     958,929       $     776,803       $     905,725          86%
   Individual health                      63,828             134,991             122,991              51,827         237%
   Group life and health                  50,433             268,973             413,971             195,431         212%
   Annuity                               199,622           1,128,452           1,384,372             455,542         304%
                                 ---------------------------------------------------------------------------------------------
                                   $   1,401,733       $   2,491,345       $   2,698,137       $   1,608,525         168%
                                 =============================================================================================

Year ended December 31,
   1997
Life insurance in force            $ 175,258,666       $ 272,918,826       $ 249,888,166       $ 152,228,006         164%

Premiums:
   Individual life                 $   1,042,734       $     967,543       $     686,662       $     761,853          90%
   Individual health                      56,861              47,651              14,778              23,988          61%
   Group life and health                 111,314             274,270             399,644             236,688         169%
   Annuity                               223,602             252,671             722,285             693,216         104%
                                 ---------------------------------------------------------------------------------------------
                                   $   1,434,511       $   1,542,135       $   1,823,369       $   1,715,745         106%
                                 =============================================================================================


                         Audited Financial Statements

                           Separate Account VA-2L of
                            Transamerica Occidental
                            Life Insurance Company

                         Year ended December 31, 1999
                      with Report of Independent Auditors

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                         Audited Financial Statements

                         Year ended December 31, 1999



                                   Contents

Report of Independent Auditors...........................................   1
Statement of Assets and Liabilities......................................   2
Statement of Operations..................................................   8
Statements of Changes in Net Assets......................................  14
Notes to Financial Statements............................................  24

                        Report of Independent Auditors



Unitholders of Separate Account VA-2L of
  Transamerica Occidental Life Insurance Company
Board of Directors, Transamerica Occidental Life Insurance Company


We have audited the accompanying statement of assets and liabilities of Separate Account VA-2L of Transamerica Occidental Life Insurance Company (comprised of the Money Market, Managed Assets, Zero Coupon 2000, Quality Bond, Small Cap, Capital Appreciation, Stock Index Fund, Socially Responsible Fund, Growth and Income, International Equity, International Value, Disciplined Stock, Small Company Stock, Limited Term High Income, Balanced, Core Value, Mid-Cap, TAVIF Growth, Founders Growth, Founders Passport, Founders International Equity, European Equity and Technology Growth Sub-Accounts) as of December 31, 1999, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of Separate Account VA-2L's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts comprising Separate Account VA-2L of Transamerica Occidental Life Insurance Company at December 31, 1999, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States.


March 24, 2000

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                      Statement of Assets and Liabilities

                               December 31, 1999

                                                                                                             Zero
                                                                Money                 Managed               Coupon
                                                                Market                 Assets                2000
                                                              Sub-account           Sub-account           Sub-account
                                                         -----------------------------------------------------------------
Assets
 Investments, at fair value                                    $    75,682,213        $   39,444,843        $   19,449,264
 Receivable for units sold                                           5,829,116               754,220                 2,237
 Due from Transamerica Life                                                149                     -                     -
                                                         -----------------------------------------------------------------
Total assets                                                        81,511,478            40,199,063            19,451,501

Liabilities
 Payable for units redeemed                                                  -                     -                     -
 Due to Transamerica Life                                                    -                    54                    44
                                                         -----------------------------------------------------------------
Total liabilities                                                            -                    54                    44
                                                         -----------------------------------------------------------------

Net assets                                                     $    81,511,478        $   40,199,009        $   19,451,457
                                                         =================================================================

Accumulation units outstanding                                  64,761,299.670         2,347,756.874         1,153,903.664
                                                         =================================================================

Net asset value and redemption price per unit                  $      1.258645        $    17.122305        $    16.857089
                                                         =================================================================

Investment sub-account information:

 Number of mutual fund shares                                   75,682,213.160         2,694,319.932         1,598,131.825

 Net asset value per share                                     $          1.00        $        14.64        $        12.17

 Investment cost                                               $    75,682,213        $   37,296,241        $   19,741,299

                                                                                           Socially
     Quality               Small                Capital                Stock             Responsible           Growth and
       Bond                 Cap               Appreciation           Index Fund              Fund                Income
   Sub-account          Sub-account           Sub-account           Sub-account          Sub-account           Sub-account
-------------------------------------------------------------------------------------------------------------------------------
$   78,574,729            $  164,068,147        $  330,901,131        $  275,626,994      $  105,625,039         $  220,710,734
        11,499                    12,348                     -                     -                   -                      -
             -                       116                     -                    82                  51                    109
-------------------------------------------------------------------------------------------------------------------------------
    78,586,228               164,080,611           330,901,131           275,627,076         105,625,090            220,710,843


             -                         -                34,016             5,479,922              76,805                 66,326
           145                         -                     1                     -                   -                      -
-------------------------------------------------------------------------------------------------------------------------------
           145                         -                34,017             5,479,922              76,805                 66,326
-------------------------------------------------------------------------------------------------------------------------------

$   78,586,083            $  164,080,611        $  330,867,114        $  270,147,154      $  105,548,285         $  220,644,517
===============================================================================================================================

 5,010,813.856             2,096,729.990         8,513,807.353         5,113,716.960       2,399,067.265          6,548,394.692
===============================================================================================================================

$    15.683297            $    78.255480        $    38.862415        $    52.827944      $    43.995551         $    33.694444
===============================================================================================================================


 7,215,310.326             2,473,140.601         8,299,501.660         7,168,452.387       2,703,481.944          8,662,116.755

$        10.89            $        66.34        $        39.87        $        38.45      $        39.07         $        25.48

$   83,400,398            $  135,538,276        $  259,917,282        $  212,103,023      $   80,973,125         $  185,229,621

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                Statement of Assets and Liabilities (continued)

                               December 31, 1999

                                                            International         International          Disciplined
                                                                Equity                Value                 Stock
                                                             Sub-account           Sub-account           Sub-account
                                                       ------------------------------------------------------------------
Assets
Investments, at fair value                                     $   57,565,565        $   21,268,918        $  130,569,488
Receivable for units sold                                                   -                     -                14,309
Due from Transamerica Life                                                 55                    15                    45
                                                       ------------------------------------------------------------------
Total assets                                                       57,565,620            21,268,933           130,583,842

Liabilities
Payable for units redeemed                                             61,227                 3,189                     -
Due to Transamerica Life                                                    -                     -                     -
                                                       ------------------------------------------------------------------
Total liabilities                                                      61,227                 3,189                     -
                                                       ------------------------------------------------------------------

Net assets                                                     $   57,504,393        $   21,265,744        $  130,583,842
                                                       ==================================================================

Accumulation units outstanding                                  2,296,712.752         1,432,408.023         5,856,978.740
                                                       ==================================================================

Net asset value and redemption price per unit                  $    25.037695        $    14.846150        $    22.295427
                                                       ==================================================================

Investment sub-account information:

 Number of mutual fund shares                                   2,576,793.426         1,357,301.785         4,850,278.188

 Net asset value per share                                     $        22.34        $        15.67        $        26.92

 Investment cost                                               $   40,335,759        $   19,466,854        $  105,217,030

      Small
     Company            Limited Term                                    Core                                    TA VIF
      Stock             High Income             Balanced               Value               Mid-Cap              Growth
   Sub-account          Sub-account           Sub-account           Sub-account          Sub-account          Sub-account
------------------------------------------------------------------------------------------------------------------------------
  $  21,789,443            $   55,201,833        $   66,850,415          $  6,811,027        $  7,133,253       $   45,712,689
          3,659                    39,730                 2,487                     -                 772                    -
             95                         -                     3                    32                  14                   77
------------------------------------------------------------------------------------------------------------------------------
     21,793,197                55,241,563            66,852,905             6,811,059           7,134,039           45,712,766


              -                         -                     -                27,639                   -                5,106
              -                     1,882                     -                     -                   -                    -
------------------------------------------------------------------------------------------------------------------------------
              -                     1,882                     -                27,639                   -                5,106
------------------------------------------------------------------------------------------------------------------------------

 $   21,793,197            $   55,239,681        $   66,852,905          $  6,783,420        $  7,134,039       $   45,707,660
==============================================================================================================================

  1,665,730.260             5,300,351.761         4,426,908.447           618,554.556         677,575.570        2,963,758.862
==============================================================================================================================

 $    13.083269            $    10.421890        $    15.101488          $  10.966567        $  10.528772       $    15.422193
==============================================================================================================================


  1,305,538.838             5,287,531.898         4,172,934.799           487,546.702         530,747.997        1,717,876.349

 $        16.69            $        10.44        $        16.02          $      13.97        $      13.44       $        26.61

 $   20,312,456            $   62,282,561        $   66,271,939          $  6,575,653        $  6,198,992       $   36,592,321

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                Statement of Assets and Liabilities (continued)

                               December 31, 1999

                                                                                                            Founders
                                                               Founders              Founders            International
                                                                Growth               Passport                Equity
                                                             Sub-account            Sub-account           Sub-account
                                                             -------------------------------------------------------------
Assets
Investments, at fair value                                       $  2,655,869           $  3,747,634           $   715,769
Receivable for units sold                                                   -                      -                     -
Due from Transamerica Life                                                 27                     78                    13
                                                             -------------------------------------------------------------
Total assets                                                        2,655,896              3,747,712               715,782

Liabilities
Payable for units redeemed                                              5,693                 20,707                 1,918
Due to Transamerica Life                                                    -                      -                     -
                                                             -------------------------------------------------------------
Total liabilities                                                       5,693                 20,707                 1,918
                                                             -------------------------------------------------------------

Net assets                                                       $  2,650,203           $  3,727,005           $   713,864
                                                             =============================================================

Accumulation units outstanding                                    209,797.215            230,853.269            51,377.647
                                                             =============================================================

Net asset value and redemption price per unit                    $  12.632212           $  16.144476           $ 13.894447
                                                             =============================================================
Investment sub-account information:

 Number of mutual fund shares                                     133,729.590            157,331.426            33,060.939

 Net asset value per share                                       $      19.86           $      23.82           $     21.65

 Investment cost                                                 $  2,244,225           $  3,204,370           $   665,081

See accompanying notes.

    European            Technology
     Equity               Growth
   Sub-account         Sub-account
---------------------------------------
$   913,944              $   45,955,599
          -                           -
          8                          40
---------------------------------------
    913,952                  45,955,639

      1,228                   1,369,377
          -                           -
---------------------------------------
      1,228                   1,369,377
---------------------------------------

$   912,724              $   44,586,262
=======================================

 71,170.962               2,898,342.133
=======================================

$ 12.824388              $    15.383367
=======================================

 57,264.716               2,362,755.754

$     15.96              $        19.45

$   770,070              $   36,570,938

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                            Statement of Operations

                          Year ended December 31, 1999


                                                                                                         Zero
                                                                 Money             Managed              Coupon
                                                                 Market             Assets               2000
                                                              Sub-account        Sub-account          Sub-account
                                                              -----------------------------------------------------
Investment income                                                 $3,533,934        $ 3,534,322          $1,071,638

Expenses
 Mortality and expense risk charge                                 1,050,604            586,453             281,368
                                                              -----------------------------------------------------

Net investment income (loss)                                       2,483,330          2,947,869             790,270

Net realized and unrealized gain (loss) on investments:
 Realized gain (loss) on investment transactions                           -          2,647,847             (24,203)
 Unrealized appreciation (depreciation) of investments                     -         (3,264,474)           (512,997)
                                                              -----------------------------------------------------
Net gain (loss) on investments                                              -          (616,627)           (537,200)
                                                              -----------------------------------------------------

Increase (decrease)in net assets resulting from operations        $2,483,330        $ 2,331,242          $  253,070
                                                              =====================================================

                                                                                          Socially
     Quality               Small                Capital                Stock            Responsible          Growth and
       Bond                 Cap               Appreciation          Index Fund              Fund               Income
   Sub-account          Sub-account           Sub-account           Sub-account         Sub-account         Sub-account
---------------------------------------------------------------------------------------------------------------------------
 $  4,489,774               $   115,875           $ 3,073,043           $ 4,837,877         $ 3,525,063         $ 8,002,316


    1,117,371                 2,171,310             4,437,802             3,287,055           1,107,336           2,939,668
---------------------------------------------------------------------------------------------------------------------------

    3,372,403                (2,055,435)           (1,364,759)            1,550,822           2,417,727           5,062,648


     (791,238)               10,325,925            32,081,052            22,548,200           6,140,232           6,248,889
   (3,818,511)               21,815,790            (1,161,477)           17,763,235          12,756,278          18,955,723
---------------------------------------------------------------------------------------------------------------------------

   (4,609,749)               32,141,715            30,919,575            40,311,435          18,896,510          25,204,612
---------------------------------------------------------------------------------------------------------------------------

 $ (1,237,346)              $30,086,280           $29,554,816           $41,862,257         $21,314,237         $30,267,260
===========================================================================================================================

See accompanying notes.

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                      Statement of Operations (continued)

                          Year ended December 31, 1999


                                                            International     International     Disciplined
                                                                Equity            Value            Stock
                                                             Sub-account       Sub-account      Sub-account
                                                            -------------------------------------------------
Investment income                                               $ 1,978,807       $1,801,861      $ 1,265,390

Expenses
 Mortality and expense risk charge                                  564,721          243,143        1,553,665
                                                            -------------------------------------------------
Net investment income (loss)                                      1,414,086        1,558,718         (288,275)

Net realized and unrealized gain (loss) on investments:
 Realized gain (loss) on investment transactions                  1,571,904           48,840        6,333,129
 Unrealized appreciation (depreciation) of investments           17,848,660        2,618,078       11,962,884
                                                            -------------------------------------------------
Net gain (loss) on investments                                   19,420,564        2,666,918       18,296,013
                                                            -------------------------------------------------
Increase (decrease) in net assets resulting from operations     $20,834,650       $4,225,636      $18,007,738
                                                             =================================================

      Small           Limited Term
     Company              High                                      Core                                   TA VIF
      Stock              Income              Balanced               Value              Mid-Cap             Growth
   Sub-account         Sub-account          Sub-account          Sub-account         Sub-account         Sub-account
--------------------------------------------------------------------------------------------------------------------
   $         -        $ 6,868,093           $ 4,360,274            $ 29,720           $ 17,925           $         -


       311,801            923,645               731,037              55,048             81,690               497,665
--------------------------------------------------------------------------------------------------------------------

      (311,801)         5,944,448             3,629,237             (25,328)           (63,765)             (497,665)


      (777,425)        (6,230,826)            1,136,569             124,383            143,749             3,247,834
     2,746,306         (1,447,293)           (1,356,529)            192,119            577,349             8,036,026
--------------------------------------------------------------------------------------------------------------------

     1,968,881         (7,678,119)             (219,960)            316,502            721,098            11,283,860
--------------------------------------------------------------------------------------------------------------------

   $ 1,657,080        $(1,733,671)          $ 3,409,277            $291,174           $657,333           $10,786,195
====================================================================================================================

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                      Statement of Operations (continued)

                         Year ended December 31, 1999

                                                                                                            Founders
                                                                        Founders          Founders       International
                                                                         Growth           Passport           Equity
                                                                      Sub-account       Sub-account       Sub-account
                                                                    --------------------------------------------------
Investment income                                                     $    25,016       $   227,149       $    44,368

Expenses
 Mortality and expense risk charge                                         13,441             7,711             1,652
                                                                    --------------------------------------------------

Net investment income (loss)                                               11,575           219,438            42,716

Net realized and unrealized gain (loss) on investments:
 Realized gain (loss) on investment transactions                          145,727            36,124           109,776
 Unrealized appreciation (depreciation) of investments                    411,644           543,264            50,688
                                                                    --------------------------------------------------

Net gain (loss) on investments                                            557,371           579,388           160,464
                                                                    --------------------------------------------------

Increase (decrease) in net assets resulting from operations           $   568,946       $   798,826       $   203,180
                                                                    ==================================================

   European         Technology
    Equity            Growth
  Sub-account       Sub-account
---------------------------------
   $   10,560       $        -


        1,469           69,018
---------------------------------

        9,091          (69,018)


        1,965          489,824
      143,874        9,384,660
---------------------------------

      145,839        9,874,484
---------------------------------

   $  154,930       $9,805,466
=================================

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                      Statements of Changes in Net Assets

                         Year ended December 31, 1999

                                                                                                               Zero
                                                                     Money              Managed               Coupon
                                                                     Market              Assets                2000
                                                                  Sub-account         Sub-account          Sub-account
                                                                  ----------------------------------------------------
Increase (decrease) in net assets:
 Operations:
  Net investment income (loss)                                    $ 2,483,330         $ 2,947,869          $   790,270
  Realized gain (loss) on investment transactions                           -           2,647,847              (24,203)
  Unrealized (depreciation) appreciation of investments                     -          (3,264,474)            (512,997)
                                                                  ----------------------------------------------------

Increase (decrease) in net assets resulting from operations         2,483,330           2,331,242              253,070

Changes from accumulation unit transactions                        13,337,523          (6,870,728)          (1,828,530)
                                                                  ----------------------------------------------------

Total increase (decrease) in net assets                            15,820,853          (4,539,486)          (1,575,460)

Net assets at beginning of year                                    65,690,625          44,738,495           21,026,917
                                                                  ----------------------------------------------------

Net assets at end of year                                         $81,511,478         $40,199,009          $19,451,457
                                                                  ====================================================

                                                                                          Socially
     Quality                 Small               Capital              Stock             Responsible         Growth and
      Bond                    Cap             Appreciation          Index Fund              Fund              Income
   Sub-account            Sub-account          Sub-account         Sub-account          Sub-account         Sub-account
-----------------------------------------------------------------------------------------------------------------------
 $  3,372,403            $ (2,055,435)        $ (1,364,759)        $  1,550,822        $  2,417,727        $  5,062,648
     (791,238)             10,325,925           32,081,052           22,548,200           6,140,232           6,248,889
   (3,818,511)             21,815,790           (1,161,477)          17,763,235          12,756,278          18,955,723
-----------------------------------------------------------------------------------------------------------------------

   (1,237,346)             30,086,280           29,554,816           41,862,257          21,314,237          30,267,260

      (35,843)            (34,553,618)          14,173,130           30,911,141          24,398,014         (22,158,774)
-----------------------------------------------------------------------------------------------------------------------

   (1,273,189)             (4,467,338)          43,727,946           72,773,398          45,712,251           8,108,486

   79,859,272             168,547,949          287,139,168          197,373,756          59,836,034         212,536,031
-----------------------------------------------------------------------------------------------------------------------

 $ 78,586,083            $164,080,611         $330,867,114         $270,147,154        $105,548,285        $220,644,517
=======================================================================================================================

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                Statements of Changes in Net Assets (continued)

                         Year ended December 31, 1999


                                                                 International        International      Disciplined
                                                                    Equity                Value             Stock
                                                                  Sub-account          Sub-account       Sub-account
                                                                 ---------------------------------------------------
Increase (decrease) in net assets:
  Operations:
   Net investment income (loss)                                   $ 1,414,086          $ 1,558,718      $   (288,275)
   Realized gain (loss) on investment transactions                  1,571,904               48,840         6,333,129
   Unrealized appreciation (depreciation) of investments           17,848,660            2,618,078        11,962,884
                                                                 ---------------------------------------------------

Increase (decrease) in net assets resulting from                   20,834,650            4,225,636        18,007,738
 operations

Changes from accumulation unit transactions                        (2,372,324)             778,843        21,857,405
                                                                 ---------------------------------------------------

Total increase (decrease) in net assets                            18,462,326            5,004,479        39,865,143

Net assets at beginning of year                                    39,042,067           16,261,265        90,718,699
                                                                 ---------------------------------------------------

Net assets at end of year                                         $57,504,393          $21,265,744      $130,583,842
                                                                 ===================================================

      Small           Limited Term
     Company              High                                   Core                                  TA VIF
      Stock              Income             Balanced             Value             Mid-Cap             Growth
   Sub-account         Sub-account         Sub-account        Sub-account        Sub-account        Sub-account
------------------------------------------------------------------------------------------------------------------
 $   (311,801)        $  5,944,448        $ 3,629,237         $  (25,328)        $  (63,765)        $  (497,665)
     (777,425)          (6,230,826)         1,136,569            124,383            143,749           3,247,834
    2,746,306           (1,447,293)        (1,356,529)           192,119            577,349           8,036,026
------------------------------------------------------------------------------------------------------------------

    1,657,080           (1,733,671)         3,409,277            291,174            657,333          10,786,195

   (5,185,217)         (12,343,387)        31,148,484          5,603,857          1,974,670          16,375,661
------------------------------------------------------------------------------------------------------------------

   (3,528,137)         (14,077,058)        34,557,761          5,895,031          2,632,003          27,161,856

   25,321,334           69,316,739         32,295,144            888,389          4,502,036          18,545,804
------------------------------------------------------------------------------------------------------------------

 $ 21,793,197         $ 55,239,681        $66,852,905         $6,783,420         $7,134,039         $45,707,660
==================================================================================================================

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company


                Statements of Changes in Net Assets (continued)


                         Year ended December 31, 1999

                                                                                                            Founders
                                                                      Founders           Founders         International
                                                                       Growth            Passport            Equity
                                                                    Sub-account         Sub-account        Sub-account
                                                               ----------------------------------------------------------
Increase (decrease)  in net assets:
Operations:
  Net investment income (loss)                                           $   11,575         $  219,438           $ 42,716
  Realized gain (loss) on investment transactions                           145,727             36,124            109,776
  Unrealized appreciation (depreciation) of investments                     411,644            543,264             50,688
                                                               ----------------------------------------------------------

Increase (decrease) in net assets resulting from operations                 568,946            798,826            203,180

Changes from accumulation unit transactions                               2,081,257          2,928,179            510,684
                                                               ----------------------------------------------------------

Total increase (decrease) in net assets                                   2,650,203          3,727,005            713,864

Net assets at beginning of year                                                   -                  -                  -
                                                               ----------------------------------------------------------

Net assets at end of year                                                $2,650,203         $3,727,005           $713,864
                                                               ==========================================================

    European            Technology
     Equity               Growth
   Sub-account         Sub-account
-------------------------------------
  $     9,091         $   (69,018)
        1,965             489,824
      143,874           9,384,660
-------------------------------------

      154,930           9,805,466

      757,794          34,780,796
-------------------------------------

      912,724          44,586,262

            -                   -
-------------------------------------

  $   912,724         $44,586,262
=====================================

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company


                      Statements of Changes in Net Assets


                         Year ended December 31, 1998

                                                                                                                    Zero
                                                                          Money               Managed              Coupon
                                                                          Market              Assets                2000
                                                                       Sub-account         Sub-account          Sub-account
                                                                  ----------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
  Net investment income (loss)                                          $ 2,249,962         $  (300,090)         $   833,850
  Realized gain (loss) on investment transactions                                 -           1,450,849               12,744
  Unrealized (depreciation) appreciation of investments                           -           4,182,696              329,560
                                                                  ----------------------------------------------------------

Increase (decrease) in net assets resulting from operations               2,249,962           5,333,455            1,176,154

Changes from accumulation unit transactions                              13,329,404           1,819,817           (1,406,450)
                                                                  ----------------------------------------------------------

Total increase (decrease) in net assets                                  15,579,366           7,153,272             (230,296)

Net assets at beginning of year                                          50,111,259          37,585,223           21,257,213
                                                                  ----------------------------------------------------------

Net assets at end of year                                               $65,690,625         $44,738,495          $21,026,917
                                                                  ==========================================================

                                                                                        Socially
     Quality                Small               Capital              Stock            Responsible          Growth and
      Bond                   Cap             Appreciation          Index Fund             Fund               Income
   Sub-account           Sub-account          Sub-account         Sub-account         Sub-account          Sub-account
-----------------------------------------------------------------------------------------------------------------------
 $  4,274,698          $    847,380        $  (1,557,577)        $  2,490,817         $ 1,609,317        $  2,849,360
      525,863            11,570,695           19,922,208           11,278,570           2,813,333           4,834,113
   (1,966,478)          (23,355,836)          37,801,962           25,219,458           7,040,819          11,336,135
-----------------------------------------------------------------------------------------------------------------------

    2,834,083           (10,937,761)          56,166,593           38,988,845          11,463,469          19,019,608

   15,677,722           (20,461,935)          53,467,371           40,451,181          12,467,511          (4,781,367)
-----------------------------------------------------------------------------------------------------------------------

   18,511,805           (31,399,696)         109,633,964           79,440,026          23,930,980          14,238,241

   61,347,467           199,947,645          177,505,204          117,933,730          35,905,054         198,297,790
-----------------------------------------------------------------------------------------------------------------------

 $ 79,859,272          $168,547,949        $ 287,139,168         $197,373,756         $59,836,034        $212,536,031
=======================================================================================================================

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company


                Statements of Changes in Net Assets (continued)


                         Year ended December 31, 1998

                                                                    International       International         Disciplined
                                                                       Equity                Value               Stock
                                                                     Sub-account          Sub-account         Sub-account
                                                               ------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Net investment income (loss)                                         $  (150,871)         $ 1,030,861        $  (143,379)
   Realized gain (loss) on investment transactions                          685,545              607,912          3,146,901
   Unrealized appreciation (depreciation) of investments                    177,915             (673,621)        10,667,924
                                                               ------------------------------------------------------------

Increase (decrease) in net assets resulting from operations                 712,589              965,152         13,671,446

Changes from accumulation unit transactions                               4,768,717            3,793,037         42,254,185
                                                               ------------------------------------------------------------

Total increase (decrease) in net assets                                   5,481,306            4,758,189         55,925,631

Net assets at beginning of year                                          33,560,761           11,503,076         34,793,068
                                                               ------------------------------------------------------------

Net assets at end of year                                               $39,042,067          $16,261,265        $90,718,699
                                                               ============================================================

      Small           Limited Term
     Company              High                                  Core                                  TA VIF
      Stock              Income             Balanced            Value             Mid-Cap             Growth
   Sub-account         Sub-account        Sub-account        Sub-account        Sub-account        Sub-account
-----------------------------------------------------------------------------------------------------------------
$    (210,936)            $ 4,394,751        $ 2,065,094          $    678         $  (14,276)        $ 1,460,296
      854,546                (960,194)           224,759            (4,095)           (80,941)           (322,061)
   (2,793,046)             (5,156,021)         2,034,493            43,255            356,911           1,084,341
-----------------------------------------------------------------------------------------------------------------

   (2,149,436)             (1,721,464)         4,324,346            39,838            261,694           2,222,576

    6,721,573              44,730,747         20,366,431           849,551          4,240,342          16,323,228
-----------------------------------------------------------------------------------------------------------------

    4,572,137              43,009,283         24,690,777           889,389          4,502,036          18,545,804

   20,749,197              26,307,456          7,604,367                 -                  -                   -
-----------------------------------------------------------------------------------------------------------------

$  25,321,334             $69,316,739        $32,295,144          $889,389         $4,502,036         $18,545,804
=================================================================================================================

See accompanying notes.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                         Notes to Financial Statements

                               December 31, 1999


1. Organization

Separate Account VA-2L of Transamerica Occidental Life Insurance Company ("Separate Account") was established by Transamerica Occidental Life Insurance Company ("Transamerica Life") as a separate account under the laws of the State of California on May 22, 1992. The Separate Account is registered with the Securities and Exchange Commission (the Commission) under the Investment Company Act of 1940 as a unit investment trust and is designed to provide annuity benefits pursuant to deferred annuity contracts ("Contract") issued by Transamerica Life. The Separate Account commenced operations when initial deposits were received on March 31, 1993.

In accordance with the terms of the Contract, all payments allocated to the Separate Account by contract owners must be allocated to purchase units of any or all of the Separate Account's twenty-three sub-accounts, each of which invests exclusively in a specific corresponding mutual fund portfolio. The mutual fund portfolios consist of: twenty-one series in the Dreyfus Variable Investment Fund (Variable Fund), The Dreyfus Stock Index Fund (Stock Index
Fund), The Dreyfus Socially Responsible Growth Fund (Socially Responsible Fund) and The Transamerica VIF Growth Fund (TA VIF Fund) (together "the Funds"). The Variable Fund's twenty-one series are: Money Market, Managed Assets, Zero Coupon 2000, Quality Bond, Small Cap, Capital Appreciation, Growth and Income, International Equity, International Value, Disciplined Stock, Small Company Stock, Limited Term High Income, Balanced, Core value, Mid-Cap, Founders Growth, Founders Passport, Founders International Equity, European Equity and Technology Growth. The Funds are open-end management investment companies registered under the Investment Company Act of 1940.

2. Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein. The accounting principles followed and the methods of applying those principles are presented below:

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)



2. Significant Accounting Policies (continued)

Investment Valuation--Investments in the Funds' shares are carried at fair (net asset) value. Realized investment gains or losses on investments are determined on a specific identification basis which approximates average cost. Investment transactions are accounted for on the date the order to buy or sell is executed (trade date).

Investment Income--Investment income consists of dividend income (both ordinary and capital gains) and is recognized on the ex-dividend date. All distributions received are reinvested in the respective sub-accounts.

Federal Income Taxes--Operations of the Separate Account are part of, and will be taxed with, those of Transamerica Life, which is taxed as a "life insurance company" under the Internal Revenue Code. Under current federal income tax law, income from assets maintained in the Separate Account for the exclusive benefit of participants is generally not subject to federal income tax.

3. Expenses and Charges

Mortality and expense risk charges are deducted from each sub-account of the Separate Account on a daily basis which is equal, on an annual basis, to 1.25% of the daily net asset value of the sub-account. This amount can never increase and is paid to Transamerica Life. An administrative expense charge is also deducted by Transamerica Life from each sub-account on a daily basis which is equal, on an annual basis, to .15% of the daily net asset value of the sub-account. This amount may change, but it is guaranteed not to exceed a maximum effective annual rate of .25%.

The following charges are deducted from a contract holder's account by Transamerica Life and not directly from the Separate Account. An annual contract fee is deducted at the end of each contract year prior to the annuity date. Currently, this charge is $30 (or 2% of the account value, if less). This charge may change but is guaranteed not to exceed $60 (or 2% of the account value, if less). After the annuity date this charge is referred to as the Annuity Fee. The Annuity Fee is $30. In the event that a contract holder withdraws all or a portion of the contract holder's account, a contingent deferred sales load (CDSL) not exceeding 6% of premiums may be applied to the amount of the contract value withdrawn to cover certain expenses relating to the sale of contracts. The amount of the CDSL is based upon elapsed time since the premium was received and disappears after the seventh year. During 1999, CDSL amounted to $3,433,785.

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)


4. Remuneration

The Separate Account pays no remuneration to directors, advisory boards or officers or such other persons who may from time to time perform services for the Separate Account.

5. Accumulation Units

The changes in accumulation units and amounts are as follows:

                                                                       Zero
                                      Money           Managed         Coupon         Quality        Small
                                      Market           Assets          2000           Bond           Cap
                                    Sub-account     Sub-account    Sub-account    Sub-account    Sub-account
                                -----------------------------------------------------------------------------
Year ended December 31, 1999
----------------------------
Accumulation Units:
 Units sold                       119,997,793.973    126,894.172    103,154.626    492,406.975     75,499.791
 Units redeemed                   (29,432,028.223)  (207,248.730)  (179,092.606)  (405,624.723)  (266,777.856)
 Units transferred                (79,744,108.276)  (336,061.809)   (33,321.713)  (106,414.827)  (327,757.003)
                                -----------------------------------------------------------------------------

Net increase (decrease)            10,821,657.474   (416,416.367)  (109,259.693)   (19,632.575)  (519,035.068)
                                =============================================================================

                                                                  Socially
                                     Capital         Stock       Responsible      Growth      International
                                  Appreciation    Index Fund        Fund        and Income        Equity
                                   Sub-account    Sub-account    Sub-account    Sub-account    Sub-account
                                ---------------------------------------------------------------------------
Accumulation Units:
 Units sold                        947,397.832    555,179.702    366,118.144    354,961.558     132,099.983
 Units redeemed                   (793,284.464)  (392,078.206)  (168,664.408)  (657,416.644)   (215,899.805)
 Units transferred                 238,447.956    506,904.081    456,905.528   (420,047.618)    (76,373.337)
                                ---------------------------------------------------------------------------

Net increase (decrease)            392,561.324    670,005.577    654,359.264   (722,502.704)   (160,173.159)
                                ===========================================================================

                                                                     Small          Limited
                                  International   Disciplined       Company        Term High
                                      Value          Stock           Stock          Income          Balanced
                                   Sub-account    Sub-account     Sub-account     Sub-account     Sub-account
                                ------------------------------------------------------------------------------
Accumulation Units:
 Units sold                        108,273.596     980,456.521    129,873.289    1,434,665.646   1,219,137.354
 Units redeemed                   (132,001.999)   (384,421.673)  (166,733.439)    (730,906.127)   (277,151.180)
 Units transferred                  75,443.491     507,921.602   (408,438.279)  (1,861,719.877)  1,204,420.520
                                ------------------------------------------------------------------------------

Net increase (decrease)             51,715.088   1,103,956.450   (445,298.429)  (1,157,960.358)  2,146,406.694
                                ==============================================================================

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)


5. Accumulation Units (continued)

                                        Core                         TA VIF        Founders      Founders
                                        Value        Mid-Cap         Growth         Growth       Passport
                                     Sub-account   Sub-account    Sub-account    Sub-account   Sub-account
                                   -----------------------------------------------------------------------
Accumulation Units:
 Units sold                          160,949.527   163,544.217     487,820.109    88,017.939    36,530.272
 Units redeemed                      (54,115.564)  (36,039.004)   (166,091.786)   (9,353.999)   (2,068.625)
 Units transferred                   415,961.072    82,777.524   1,007,975.632   131,133.275   196,391.622
                                   -----------------------------------------------------------------------

Net increase (decrease)              522,795.035   210,282.737   1,329,703.955   209,797.215   230,853.269
                                   =======================================================================

                                          Founders
                                        International          European          Technology
                                           Equity               Equity             Growth
                                         Sub-account         Sub-account         Sub-account
                                        ------------------------------------------------------
Accumulation Units:
 Units sold                                  27,719.565          29,758.201        519,493.486
 Units redeemed                                  (3.339)           (504.929)       (16,934.528)
 Units transferred                           23,661.421          41,917.690      2,395,783.175
                                        ------------------------------------------------------

Net increase (decrease)                      51,377.647          71,170.962      2,898,342.133
                                        ======================================================

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)

5. Accumulation Units (continued)

                                                                             Zero
                                        Money             Managed           Coupon            Quality             Small
                                        Market            Assets             2000               Bond               Cap
                                       Sub-account      Sub-account       Sub-account       Sub-account        Sub-account
                                  -------------------------------------------------------------------------------------------
Year ended December 31, 1999
----------------------------
Amounts:
 Sales                                 $ 79,063,088       $ 2,093,710       $ 1,726,358        $ 8,998,773       $  5,026,232
 Redemptions                            (19,391,915)       (3,419,533)       (2,997,228)        (7,412,821)       (17,760,149)
 Transfers                              (46,333,650)       (5,544,905)         (557,660)        (1,621,795)       (21,819,701)
                                  -------------------------------------------------------------------------------------------

Net increase (decrease)                $ 13,337,523       $(6,870,728)      $(1,828,530)       $   (35,843)      $(34,553,618)
                                  ===========================================================================================

                                                                             Socially
                                         Capital            Stock          Responsible          Growth        International
                                      Appreciation        Index Fund           Fund           and Income          Equity
                                       Sub-account       Sub-account       Sub-account       Sub-account       Sub-account
                                  ------------------------------------------------------------------------------------------
Amounts:
 Sales                                  $ 34,205,085      $ 25,613,575       $13,650,843      $ 10,886,482       $ 1,956,531
 Redemptions                             (28,640,938)      (18,088,782)       (6,288,711)      (20,162,619)       (3,197,542)
 Transfers                                 8,608,983        23,386,348        17,035,882       (12,882,637)       (1,131,313)
                                  ------------------------------------------------------------------------------------------

Net increase (decrease)                 $ 14,173,130      $ 30,911,141       $24,398,014      $(22,158,774)      $(2,372,324)
                                  ==========================================================================================

                                                                              Small          Limited Term
                                       International     Disciplined         Company             High
                                           Value            Stock             Stock             Income            Balanced
                                        Sub-account      Sub-account       Sub-account        Sub-account       Sub-account
                                       --------------------------------------------------------------------------------------
Amounts:
 Sales                                   $ 1,630,628       $19,412,211       $ 1,512,292       $ 15,292,952       $17,692,025
 Redemptions                              (1,987,983)       (7,611,224)       (1,941,505)        (7,791,162)       (4,021,996)
 Transfers                                 1,136,198        10,056,418        (4,756,004)       (19,845,177)       17,478,455
                                       --------------------------------------------------------------------------------------

Net increase (decrease)                  $   778,843       $21,857,405       $(5,185,217)      $(12,343,387)      $31,148,484
                                       ======================================================================================

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)



5. Accumulation Units (continued)

                                          Core                                TA VIF          Founders          Founders
                                          Value            Mid-Cap            Growth           Growth           Passport
                                       Sub-account       Sub-account       Sub-account       Sub-account       Sub-account
                                       -------------------------------------------------------------------------------------
Amounts:
 Sales                                 $1,724,915        $1,535,770       $ 6,007,635       $  873,166         $  463,355
 Redemptions                             (579,963)         (338,426)       (2,045,464)         (92,794)           (26,238)
 Transfers                              4,458,905           777,326        12,413,490        1,300,885          2,491,062
                                       ----------------------------------------------------------------------------------

Net increase (decrease)                $5,603,857        $1,974,670       $16,375,661       $2,081,257         $2,928,179
                                       ==================================================================================

                                         Founders
                                      International         European      Technology
                                          Equity             Equity         Growth
                                       Sub-account         Sub-account    Sub-account
                                      -----------------------------------------------
Amounts:
 Sales                                 $  275,527        $   316,851      $ 6,234,045
 Redemptions                                  (33)            (5,376)        (203,218)
 Transfers                                235,190            446,319       28,749,969
                                  ---------------------------------------------------

Net increase (decrease)                $  510,684        $   757,794      $34,780,796
                                  ===================================================

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)



5. Accumulation Units (continued)

                                                                        Zero
                                         Money         Managed         Coupon         Quality         Small
                                         Market         Assets          2000            Bond           Cap
                                       Sub-account    Sub-account    Sub-account     Sub-account    Sub-account
                                  -----------------------------------------------------------------------------
Year ended December 31, 1998
----------------------------
Accumulation Units:
 Units sold                         70,696,490.525    431,512.064     91,321.144   1,019,962.867    234,681.638
 Units redeemed                     (9,761,252.122)  (155,113.771)  (158,857.779)   (416,437.579)  (213,727.639)
 Units transferred                 (49,656,546.571)  (161,786.057)   (20,165.039)    406,700.691   (360,031.848)
                                  -----------------------------------------------------------------------------

Net increase (decrease)             11,278,691.832    114,612.236    (87,701.674)  1,010,225.979   (339,077.849)
                                  =============================================================================

                                                                       Socially
                                         Capital        Stock        Responsible       Growth      International
                                      Appreciation    Index Fund        Fund         and Income       Equity
                                       Sub-account    Sub-account    Sub-account     Sub-account    Sub-account
                                  ----------------------------------------------------------------------------
Accumulation Units:
 Units sold                          1,308,881.635    819,174.264    342,022.489   1,425,664.086    267,800.374
 Units redeemed                       (391,074.330)  (227,663.429)  (104,201.019)   (864,288.213)  (119,005.108)
 Units transferred                     756,279.090   (494,964.303)   171,072.468    (770,865.832)   131,860.398
                                  -----------------------------------------------------------------------------

Net increase (decrease)              1,674,086.395  1,086,475.138    408,893.938    (209,489.959)   280,655.664
                                  =============================================================================

                                                                       Small           Limited
                                       International  Disciplined     Company         Term High
                                          Value          Stock          Stock           Income        Balanced
                                       Sub-account    Sub-account    Sub-account     Sub-account    Sub-account
                                  -----------------------------------------------------------------------------
Accumulation Units:
 Units sold                            236,093.978  1,684,646.132    519,717.268   3,892,661.610    940,995.080
 Units redeemed                        (74,812.187)  (157,107.679)   (90,325.699)   (259,363.171)   (59,307.949)
 Units transferred                     172,022.142    947,337.485     77,547.566     400,781.882    750,959.318
                                  -----------------------------------------------------------------------------

Net increase (decrease)                333,303.933  2,474,875.938    506,939.135   4,034,080.321  1,632,646.449
                                  =============================================================================

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)


5. Accumulation Units (continued)

                                            Core                                  TA VIF
                                            Value              Mid-Cap            Growth
                                         Sub-account         Sub-account        Sub-account
                                        ---------------------------------------------------
Accumulation Units:
 Units sold                               57,442.774         226,642.705        352,213.661
 Units redeemed                             (370.559)         (9,084.899)        (8,530.642)
 Units transferred                        38,687.306         249,735.027      1,290,371.888
                                        ---------------------------------------------------

Net increase (decrease)                   95,759.521         467,292.833      1,634,054.907
                                        ===================================================

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)



5. Accumulation Units (continued)

                                                                              Zero
                                        Money              Managed            Coupon            Quality            Small
                                        Market               Assets            2000              Bond               Cap
                                       Sub-account        Sub-account       Sub-account       Sub-account        Sub-account
                                      --------------------------------------------------------------------------------------
Year ended December 31, 1998
----------------------------
Amounts:
 Sales                                $ 83,519,319        $ 6,824,210       $ 1,464,615       $15,852,712       $ 14,214,475
 Redemptions                           (11,532,099)        (2,452,375)       (2,548,032)       (6,471,182)       (12,937,358)
 Transfers                             (58,657,816)        (2,552,018)         (323,033)        6,296,192        (21,739,052)
                                      --------------------------------------------------------------------------------------

Net increase (decrease)               $ 13,329,404        $ 1,819,817       $(1,406,450)      $15,677,722       $(20,461,935)
                                      ======================================================================================

                                                                             Socially
                                         Capital            Stock          Responsible          Growth         International
                                      Appreciation        Index Fund           Fund           and Income          Equity
                                       Sub-account       Sub-account       Sub-account       Sub-account         Sub-account
                                      ---------------------------------------------------------------------------------------
Amounts:
 Sales                                $ 41,792,181        $30,494,466       $10,419,964       $32,732,420       $  4,556,299
 Redemptions                           (12,471,416)        (8,481,089)       (3,166,246)      (19,858,704)        (2,025,079)
 Transfers                              24,146,606         18,437,804         5,213,793       (17,655,083)         2,237,497
                                      --------------------------------------------------------------------------------------

Net increase (decrease)               $ 53,467,371        $40,451,181       $12,467,511       $(4,781,367)      $  4,768,717
                                      ======================================================================================

                                                                              Small          Limited Term
                                       International     Disciplined         Company             High
                                          Value             Stock             Stock             Income            Balanced
                                       Sub-account       Sub-account       Sub-account       Sub-account         Sub-account
                                      --------------------------------------------------------------------------------------
Amounts:
 Sales                                $  2,692,071        $28,776,566       $ 6,890,558       $43,168,005       $ 11,737,905
 Redemptions                              (851,803)        (2,690,995)       (1,196,161)       (2,876,293)          (740,519)
 Transfers                               1,952,769         16,168,614         1,027,176         4,439,035          9,369,045
                                      --------------------------------------------------------------------------------------

Net increase (decrease)               $  3,793,037        $42,254,185       $ 6,721,573       $44,730,747       $ 20,366,431
                                      ======================================================================================

                           Separate Account VA-2L of
                 Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)



5. Accumulation Units (continued)

                                  Core                                TA VIF
                                  Value            Mid-Cap            Growth
                               Sub-account       Sub-account       Sub-account
                               -----------------------------------------------
Amounts:
 Sales                            $509,397        $2,058,199       $ 3,518,372
 Redemptions                        (3,286)          (82,426)          (85,132)
 Transfers                         343,440         2,264,569        12,889,988
                                ----------------------------------------------

Net increase (decrease)           $849,551        $4,240,342       $16,323,228
                                ==============================================

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)


6. Investment Transactions

The aggregate cost of purchases and the aggregate proceeds from the sales of investments for the year ended December 31, 1999 were:

                                                                                 Zero
                                          Money             Managed             Coupon            Quality             Small
                                          Market             Assets              2000               Bond               Cap
                                        Sub-account        Sub-account        Sub-account        Sub-account        Sub-account
                                       ----------------------------------------------------------------------------------------
Aggregate purchases                    $172,132,508        $ 7,921,419         $5,790,728        $27,109,193        $28,041,111
                                       ========================================================================================

Aggregate proceeds from sales          $162,302,034        $12,612,148         $6,825,795        $23,823,265        $64,857,750
                                       ========================================================================================

                                                                               Socially
                                          Capital            Stock            Responsible          Growth         International
                                        Appreciation       Index Fund            Fund            and Income           Equity
                                        Sub-account        Sub-account        Sub-account        Sub-account        Sub-account
                                       ----------------------------------------------------------------------------------------
Aggregate purchases                    $ 82,873,843        $89,096,058        $41,800,549        $31,000,075        $11,837,135
                                       ========================================================================================

Aggregate proceeds from sales          $ 69,937,158        $51,216,130        $14,906,200        $47,897,993        $12,730,527
                                       ========================================================================================

                                        International      Disciplined       Small Company      Limited Term
                                            Value             Stock              Stock           High Income         Balanced
                                         Sub-account       Sub-account        Sub-account        Sub-account        Sub-account
                                       ----------------------------------------------------------------------------------------
Aggregate purchases                    $ 14,869,912        $43,992,128        $ 4,565,561        $33,086,609        $44,473,572
                                       ========================================================================================

Aggregate proceeds from sales          $ 12,545,160        $22,328,965        $10,078,478        $39,608,695        $ 9,702,522
                                       ========================================================================================

                                           Core                                 TA VIF            Founders            Founders
                                           Value            Mid-Cap             Growth             Growth             Passport
                                        Sub-account        Sub-account        Sub-account        Sub-account        Sub-account
                                    --------------------------------------------------------------------------------------------
Aggregate purchases                    $  8,772,931         $4,797,058        $33,502,647         $2,932,236         $3,527,923
                                    ============================================================================================

Aggregate proceeds from sales          $  3,167,652         $2,938,686        $17,669,017         $  833,738         $  359,677
                                    ============================================================================================

                           Separate Account VA-2L of
                Transamerica Occidental Life Insurance Company

                   Notes to Financial Statements (continued)


6. Investment Transactions (continued)

The aggregate cost of purchases and the aggregate proceeds from the sales of investments for the year ended December 31, 1999 were:

                                     Founders
                                   International        European          Technology
                                       Equity            Equity             Growth
                                    Sub-account        Sub-account        Sub-account
                                 ------------------------------------------------------
Aggregate purchases                $ 1,186,081       $    847,214        $ 37,803,685
                                 ======================================================

Aggregate proceeds from sales      $   630,776       $     79,109        $  1,722,571
                                 ======================================================

PART C

Other Information

Item 24. Financial Statements and Exhibits

(a)  Financial Statements

     All required financial statements are included in Parts A and B of this Registration Statement.

(b)  Exhibits

     (1) Resolution of the Board of Directors of Transamerica Occidental Life Insurance Company ("Transamerica") authorizing establishment of the Variable Account. (1)

     (2)  Not Applicable.

     (3) (a) Master Agreement among Transamerica Occidental Life Insurance Company, First Transamerica Life Insurance, Transamerica Financial Resources, Inc., Dreyfus Service Corporation, and Dreyfus Service Organization, Inc. (4)

          (b) Principal Agency Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Service Organization, Inc. (4)

          (c) Distribution Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Service Corporation. (4)

          (d) Form of Sales Agreement among Dreyfus Service Corporation, Dreyfus Service Organization, Inc., and Broker-Dealers. (4)

          (e) Amendment Dated as of August 31, 1993, to Master Agreement among Transamerica Occidental Life Insurance Company, First Transamerica Life Insurance Company, Transamerica Financial Resources, Inc., Dreyfus Service Corporation and Dreyfus Service Organization, Inc. (6)

          (f) Amendment Dated as of August 31, 1993 to Principal Agency Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Service Organization, Inc. (6)

          (g) Amendment Dated as of August 31, 1993 to Distribution Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Service Corporation. (6)

          (h) Distribution Agreement between Transamerica Occidental Life Insurance Company and Transamerica Insurance Securities Sales Corporation, dated as of August 24, 1994. (8)

          (i) Sales Agreement among Transamerica Insurance Securities Sales Corporation, Transamerica Occidental Life Insurance Company, First Transamerica Life Insurance Company, Dreyfus Service Corporation, and Dreyfus Service Organization, Inc., dated as of August 24, 1994. (8)

          (j) Services Agreement among Transamerica Occidental Life Insurance Company, First Transamerica Life Insurance Company, Transamerica Insurance Securities Sales Corporation, Dreyfus Service Corporation, and Dreyfus Service Organization, Inc., dated as of August 24, 1994. (8)

          (k) Services Agreement among Transamerica Occidental Life Insurance Company, First Transamerica Life Insurance Company, Transamerica Insurance Securities Sales Corporation, Dreyfus Service Corporation, and Dreyfus Service Organization, Inc., dated as of August 24, 1994. (8)

          (l) Form of Sales Agreement between Transamerica Occidental Life Insurance Company, Transamerica Life Insurance and Annuity Company, First Transamerica Life Insurance Company and Transamerica Securities Sales Corporation. (10)

     (4) Group Contract Form, Certificate Form, Individual Contract Form and Endorsements.

          (a)  Contract form and Endorsements. (5)

               (i) Form of Flexible Purchase Payment Multi-Funded Deferred Master Group Annuity Contract. (5)
               (ii) Form of Automatic Payout Option Endorsement to Group Contract. (5)
               (iii) Form of Dollar Cost Averaging Option Endorsement to Group Contract. (5)
               (iv) Form of Systematic Withdrawal Option Endorsement to Group Contract. (5)
               (v) Form of Guaranteed Minimum Death Benefit Endorsement to Group Contract. (5)
               (vi)   Form of Fixed Account Rider to Group Contract. (7)

          (b)  Certificate of Participation Form and Endorsements. (5)

               (i)    Form of Certificate of Participation.  (5)
               (ii)   Form of IRA Endorsement to Certificate. (5)
               (iii) Form of Dollar Cost Averaging Option Endorsement to Certificate. (5)
               (iv) Form of Systematic Withdrawal Option Endorsement to Certificate. (5)
               (v)    Form of Automatic Payout Option Endorsement to
                      Certificate. (5)
               (vi)   Form of Benefit Distribution Endorsement to Certificate.
                      (5)
               (vii)  Form of Death Benefit Endorsement to Group Contract. (14)
               (viii) Form of Individual Purchase Payment Endorsement. (14)
               (ix)   Form of Guaranteed Minimum Income Builder Rider. (14)

          (c)  Individual Contract Form and Endorsements. (6)

               (i) Form of Flexible Purchase Payment Multi-Funded Deferred Individual Annuity Contract. (6)
               (ii)   Form of IRA Endorsement to Individual Contract. (6)
               (iii)  Form of Benefit Distribution Endorsement. (6)
               (iv) Form of Dollar Cost Averaging Option Endorsement to Individual Contract. (6)
               (v) Form of Systematic Withdrawal Option Endorsement to Individual Contract. (6)
               (vi) Form of Automatic Payout Option Endorsement to Individual Contract. (6)
               (vii) Form of Guaranteed Minimum Death Benefit Endorsement to Individual Contract. (6)
               (viii) Form of Fixed Account Rider to Individual Contract. (7)
               (x)    Form of Death Benefit Endorsement. (14)
               (xi)   Form of Initial Purchase Payment Endoresment. (14)
               (xii)  Form of Guaranteed Minimum Income Benefit Rider. (14)

     (5)  (a)  Form of Application for and Acceptance of Group Annuity Contract.
               (5)

          (b)  Form of Application for Enrollment under Group Annuity Contract.
               (5)

          (c)  Form of Application for Individual Annuity Contract. (6)

     (6)  (a)       Restated Articles of Incorporation of Transamerica. (1)

          (b)       Restated By-Laws of Transamerica. (1)

     (7)  Not Applicable.

     (8)  (a)       Participation Agreement between Transamerica Occidental Life
                    Insurance Company and Dreyfus Variable Investment Fund. (4)

          (b) Participation Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Life and Annuity Index Fund, Inc. (4)

          (c) Participation Agreement between Transamerica Occidental Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc. (6)

          (d) Administrative Services Agreement between Transamerica Occidental Life Insurance Company and Vantage Computer Systems, Inc. (4)

          (e) Amendment Dated as of August 31, 1993 to Participation Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Variable Investment Fund. (6)

          (f) Amendment Dated as of August 31, 1993 to Participation Agreement between Transamerica Occidental Life Insurance Company and Dreyfus Life and Annuity Index Fund, Inc. (6)

          (g) Amendment Dated as of August 24, 1994 to Participation Agreement Dated as of March 3, 1993, As Amended, between Transamerica Occidental Life Insurance Company and Dreyfus Variable Investment Fund. (8)

          (g)(1) Amendment dated ________ to Participation Agreement dated as of March 3, 1993, As Amended, between Transamerica Occidental Life Insurance Company and Dreyfus Variable Investment Fund. (16)

          (h) Amendment Dated as of August 24, 1994 to Participation Agreement Dated as of August 31, 1993 between Transamerica Occidental Life Insurance Company and Dreyfus Socially Responsible Growth Fund, Inc. (8)

          (i) Amendment Dated as of August 24, 1994 to Participation Agreement Dated as of March 3, 1993, As Amended, between Transamerica Occidental Life Insurance Company and Dreyfus Stock Index Fund. (8)

          (j) Participation Agreement dated ___________ between Transamerica Variable Insurance Fund, Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company. (16)

     (9)  (a)       Opinion and Consent of Counsel. (9)

     (10) (a)       Consent of Counsel. (11)

          (b)       Consent of Independent Auditors. (15)

     (11) No financial statements are omitted from item 23.

     (12) Not applicable.

     (13) Performance Data Calculations. (6)

     (14) Not applicable.

     (15) Powers of Attorney.

                Frank Beardsley (12)           Richard N. Latzer (15)
                Thomas J. Cusak (11)           Karen MacDonald (15)
                James W. Dederer (15)          Gary U. Rolle' (15)
                Paul E. Rutledge III (15)      T. Desmond Sugrue (11)
                George A. Foegele (15)         Nooruddin S. Veerjee (15)
                David E. Gooding (15)          Robert A. Watson (11)
                Edgar H. Grubb (11)            Frank C. Herringer (11)
                Patrick S. Baird (15)          Brenda K. Clancy (15)
                Douglas C. Kolsrud (15)        Craig D. Vermie (15)

(1) Filed with initial filing of this form N-4 Registration Statement, File No. 33-49998 (July 24, 1992).

(2) Incorporated by reference to Exhibit 7(c) of Post-Effective Amendment No.1 to the Registration Statement of Transamerica Occidental Life Insurance Company's Separate Account VL on Form S-6, File No. 33-28107 (April 30,
     1990)

(3) Incorporated by reference to Exhibit 7(d) of Post-Effective Amendment No. 2 to the Registration Statement of Transamerica Occidental Life Insurance Company's Separate Account VL on Form S-6, File No. 33-28107 (April 30,
     1991)

(4) Filed with Post-Effective Amendment No. 1 to this Form N-4 Registration Statement, File No. 33-49998 (April 30, 1993).

(5) Filed with Post-Effective Amendment No. 3 to this Form N-4 Registration Statement, File No. 33-49998 (March 8, 1994).

(6) Filed with Post-Effective Amendment No. 4 to this Form N-4 Registration Statement, File No. 33-49998 (April 29, 1994).

(7) Filed with Post-Effective Amendment No. 5 to this Form N-4 Registration Statement, File No. 33-49998 (March 1, 1995).

(8) Filed with Post-Effective Amendment No. 6 to this Form N-4 Registration Statement File No. 33-499988 (April 28, 1995).

(9) Filed with Post-Effective Amendment No. 7 to this Form N-4 Registration Statement File No. 33-49998 (April 26, 1996).

(10) Filed with Post-Effective Amendment No. 8 to this Form N-4 Registration Statement File No. 33-49998 (April 28, 1997).

(11) Filed with Post-Effective Amendment No. 9 to this Form N-4 Registration Statement file No. 333-49998 (April 28, 1998).

(12) Filed with Post-Effective Amendment No. 10 to this Form N-4 Registration Statement file No. 333-49998 (February 26, 1999).

(13) Filed with Post-Effective Amendment No. 11 to this Form N-4 Registration Statement file No. 333-49998 (April 28, 1999).

(14) Filed with Post-Effective Amendment No. 13 to this Form N-4 Registration Statement file No. 333-49998 (December 6, 1999).

(15) Filed herewith.

(16) To be filed by amendment.



Item 25.  List of Directors and Officers of the Depositor

                         Principal Positions and
Name                     Offices with Depositor
----                     ----------------------

Patrick S. Baird         Director

Paul E. Rutledge III     Director, President - Reinsurance Division

Nooruddin S. Veerjee     Director, President - Insurance Products Division

James W. Dederer         Director, Executive Vice President

Larry N. Norman          Executive Vice President

Brenda K. Clancy         Director, Senior Vice President, Corporate

George A. Foegele        Director, Senior Vice President

Douglas C. Kolsrud       Director, Senior Vice President, Investment Division

Karen MacDonald          Director, Senior Vice President, Acting Chief Financial
                         Officer and Corporate Actuary

Richard N. Latzer        Director, Investment Officer

Gary U. Rolle'           Director, Investment Officer

Craig D. Vermie          Director, Vice President and Counsel, Corporate

David M. Goldstein       Vice President and Deputy General Counsel

Frank A. Camp            Vice President and Financial Markets Division
                         General Counsel

Item 26. Person Controlled by or under Common Control With the Depositor or Registrant.


                                          Jurisdiction of       Percent of Voting
Name                                      Incorporation         Securities Owned                Business
----                                      -------------         ----------------                --------
AEGON N.V.                                Netherlands           51.16% of Vereniging            Holding company
                                                                AEGON Netherlands
                                                                Membership Association

Groninger Financieringen B.V.             Netherlands           100% AEGON N.V.                 Holding company


AEGON Netherland N.V.                     Netherlands           100% AEGON N.V.                 Holding company

AEGON Nevak Holding B.V.                  Netherlands           100% AEGON N.V.                 Holding company

AEGON International N.V.                  Netherlands           100% AEGON N.V.                 Holding company

Voting Trust Trustees:                    Delaware                                              Voting Trust
K.J. Storm
Donald J. Shepard H.B.
Van Wijk Dennis Hersch

AEGON U.S. Holding Corporation            Delaware              100% Voting Trust               Holding company

Short Hills Management Company            New Jersey            100% AEGON U.S.                 Holding company
                                                                Holding Corporation

CORPA Reinsurance Company                 New York              100% AEGON U.S.                 Holding company
                                                                Holding Corporation

AEGON Management Company                  Indiana               100% AEGON U.S.                 Holding company
                                                                Holding Corporation

RCC North America Inc.                    Delaware              100% AEGON U.S.                 Holding company
                                                                Holding Corporation

AEGON USA, Inc.                            Iowa                 100% AEGON U.S.                 Holding company
                                                                Holding Corporation

Transamerica Holding Company              Delaware              100% AEGON USA, Inc.            Holding Company

AEGON Funding Corp.                       Delaware              100% Transamerica               Issue debt
                                                                Holding Company                 securities-net
                                                                                                proceeds used to
                                                                                                make loans to
                                                                                                affiliates

First AUSA Life Insurance                 Maryland              100% AEGON USA, Inc.            Insurance holding
Company                                                                                         company

AUSA Life Insurance                       New York              82.33% First AUSA Life          Insurance
Company, Inc.                                                   Insurance Company
                                                                17.67% Veterans Life
                                                                Insurance Company

Life Investors Insurance                  Iowa                  100% First AUSA Life Ins. Co.   Insurance
Company of America

Life Investors Alliance, LLC              Delaware              100% LIICA                      Purchase, own, and
                                                                                                hold the equity
                                                                                                interest of other entities

Great American Insurance                  Iowa                  100% LIICA                      Marketing
Agency, Inc.


Bankers United Life                       Iowa                  100% Life Investors Ins.               Insurance
Assurance Company                                               Company of America

PFL Life Insurance Company                Iowa                  100% First AUSA Life Ins. Co.          Insurance

AEGON Financial Services                  Minnesota             100% PFL Life Insurance Co.            Marketing
Group, Inc.

AEGON Assignment Corporation              Kentucky              100% AEGON Financial                   Administrator of
of Kentucky                                                     Services Group, Inc.                   structured settlements

AEGON Assignment Corporation              Illinois              100% AEGON Financial                   Administrator of
                                                                Services Group, Inc.                   structured settlements

Southwest Equity Life Ins. Co.            Arizona               100% of Common Voting Stock            Insurance
                                                                First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.          Arizona               100% of Common Voting Stock            Insurance
                                                                First AUSA Life Ins. Co.

Western Reserve Life Assurance            Ohio                  100% First AUSA Life Ins. Co.          Insurance
Co. of Ohio

WRL Series Fund, Inc.                     Maryland              Various                                Mutual fund

WRL Investment Services, Inc.             Florida               100% Western Reserve Life              Provides administration
                                                                Assurance Co. of Ohio                  for affiliated mutual
                                                                                                       fund

WRL Investment                            Florida               100% Western Reserve Life              Registered investment
Management, Inc.                                                Assurance Co. of Ohio                  advisor

ISI Insurance Agency, Inc.                California            100% Western Reserve Life              Insurance agency
And Subsidiaries                                                Assurance Co. of Ohio

ISI Insurance Agency                      Alabama               100% ISI Insurance Agency, Inc.        Insurance Agency
of Alabama, Inc.

ISI Insurance Agency                      Ohio                  100% ISI Insurance Agency, Inc.        Insurance agency
of Ohio, Inc.

ISI Insurance Agency                      Massachusetts         100% ISI Insurance Agency Inc.         Insurance Agency
of Massachusetts, Inc.

ISI Insurance Agency                      Texas                 100% ISI Insurance Agency, Inc.        Insurance agency
of Texas, Inc.

ISI Insurance Agency                      Hawaii                100% ISI Insurance                     Insurance agency
of Hawaii, Inc.                                                 Agency, Inc.

ISI Insurance Agency                      New Mexico            100% ISI Insurance                     Insurance agency
New Mexico, Inc.                                                Agency, Inc.


AEGON Equity Group, Inc.                  Florida               100% Western Reserve Life              Insurance Agency
                                                                Assurance Co. of Ohio

Monumental General Casualty Co.           Maryland              100% First AUSA Life Ins. Co.          Insurance

United Financial Services, Inc.           Maryland              100% First AUSA Life Ins. Co.          General agency

Bankers Financial Life Ins. Co.           Arizona               100% First AUSA Life Ins. Co.          Insurance

The Whitestone Corporation                Maryland              100% First AUSA Life Ins. Co.          Insurance agency

Cadet Holding Corp.                       Iowa                  100% First AUSA Life                   Holding company
                                                                Insurance Company

Monumental General Life                   Puerto Rico           51% First AUSA Life                    Insurance
Insurance Company of                                            Insurance Company
Puerto Rico                                                     49% Baldrich & Associates
                                                                of Puerto Rico

AUSA Holding Company                      Maryland              100% AEGON USA, Inc.                   Holding company

Monumental General Insurance              Maryland              100% AUSA Holding Co.                  Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.          Kansas                100% Monumental General                Sale/admin. of travel
                                                                Insurance Group, Inc.                  insurance

Monumental General                        Maryland              100% Monumental General                Provides management
Administrators, Inc.                                            Insurance Group, Inc.                  srvcs. to unaffiliated
                                                                                                       third party
                                                                                                       administrator

Executive Management and                  Maryland              100% Monumental General                Provides actuarial
Consultant Services, Inc.                                       Administrators, Inc.                   consulting services

Monumental General Mass                   Maryland              100% Monumental General                Marketing arm for sale
Marketing, Inc.                                                 Insurance Group, Inc.                  of mass marketed
                                                                                                       insurance coverages

AUSA Financial Markets, Inc.              Iowa                  100% AUSA Holding Co.                  Marketing

Transamerica Capital, Inc.                California            100% AUSA Holding Co.                  Broker/Dealer

Endeavor Management Company               California            100% AUSA Holding Co.                  Investment
                                                                                                       Management

Universal Benefits Corporation            Iowa                  100% AUSA Holding Co.                  Third party
                                                                                                       administrator

Investors Warranty of                     Iowa                  100% AUSA Holding Co.                  Provider of automobile
America, Inc.                                                                                          extended maintenance
                                                                                                       contracts

Massachusetts Fidelity Trust Co.          Iowa                  100% AUSA Holding Co.                  Trust company


Money Services, Inc.                      Delaware              100% AUSA Holding Co.                  Provides financial
                                                                                                       counseling for
                                                                                                       employees and agents
                                                                                                       of affiliated companies

ADB Corporation                           Delaware              100% Money Services, Inc.              Special purpose limited
                                                                                                       Liability company

ORBA Insurance Services, Inc.             California            10.56% Money Services, Inc.            Insurance agency

Zahorik Company, Inc.                     California            100% AUSA Holding Co.                  Broker-Dealer

ZCI, Inc.                                 Alabama               100% Zahorik Company, Inc.             Insurance agency

Zahorik Texas, Inc.                       Texas                 100% Zahorik Company, Inc.             Insurance agency

Long, Miller & Associates, L.L.C.         California            33-1/3% AUSA Holding Co.               Insurance agency

AEGON Asset Management                    Delaware              100% AUSA Holding Co.                  Registered investment
Services, Inc.                                                                                         advisor

InterSecurities, Inc.                     Delaware              100% AUSA Holding Co.                  Broker-Dealer

Associated Mariner Financial              Michigan              100% InterSecurities, Inc.             Holding company/
Group, Inc.                                                                                            management services

Associated Mariner Ins. Agency            Massachusetts         100% Associated Mariner                Insurance agency
of Massachusetts, Inc.                                          Agency, Inc.

Associated Mariner Agency                 Ohio                  100% Associated Mariner                Insurance agency
Ohio, Inc.                                                      Agency, Inc.

Associated Mariner Agency                 Texas                 100% Associated Mariner                Insurance agency
Texas, Inc.                                                     Agency, Inc.

Idex Investor Services, Inc.              Florida               100% AUSA Holding Co.                  Shareholder services

Idex Management, Inc.                     Delaware              100% AUSA Holding Co.                  Investment advisor

IDEX Mutual Funds                         Massachusetts         Various                                Mutual fund

Diversified Investment                    Delaware              100% AUSA Holding Co.                  Registered investment
Advisors, Inc.                                                                                         advisor

Diversified Investors Securities          Delaware              100% Diversified Investment            Broker-Dealer
Corp.                                                           Advisors, Inc.

George Beram & Company, Inc.              Massachusetts         100% Diversified Investment            Employee benefit and
                                                                Advisors, Inc.                         actuarial consulting

AEGON USA Securities, Inc.                Iowa                  100% AUSA Holding Co.                  Broker-Dealer
                                                                                                       (De-registered)


Creditor Resources, Inc.                  Michigan              100% AUSA Holding Co.                  Credit insurance

CRC Creditor Resources                    Canada                100% Creditor Resources, Inc.          Insurance agency
Canadian Dealer Network Inc.

Weiner Agency, Inc.                       Maryland              100% Creditor Resources, Inc.          Insurance agency

AEGON USA Investment                      Iowa                  100% AUSA Holding Co.                  Investment advisor
Management, Inc.

AEGON USA Realty                          Iowa                  100% AUSA Holding Co.                  Provides real estate
Advisors, Inc.                                                                                         administrative and real
                                                                                                       estate investment
                                                                                                       services
AEGON USA Real Estate                     Delaware              100% AEGON USA Realty                  Real estate and
Services, Inc.                                                  Advisors, Inc.                         mortgage holding
                                                                                                       company

QSC Holding, Inc.                         Delaware              100% AEGON USA Realty                  Real estate and financial
                                                                Advisors, Inc.                         software production and
                                                                                                       sales

LRA, Inc.                                 Iowa                  100% AEGON USA Realty                  Real estate counseling
                                                                Advisors, Inc.

Landauer Associates, Inc.                 Delaware              100% AEGON USA Realty                  Real estate counseling
                                                                Advisors, Inc.

Landauer Realty Associates, Inc.          Texas                 100% Landauer Associates, Inc.         Real estate counseling

Realty Information Systems, Inc.          Iowa                  100% AEGON USA Realty                  Information Systems for
                                                                Advisors, Inc.                         real estate investment
                                                                                                       management

USP Real Estate Investment Trust          Iowa                  12.89% First AUSA Life Ins. Co.        Real estate investment
                                                                13.11% PFL Life Ins. Co.               trust
                                                                4.86% Bankers United Life
                                                                Assurance Co.

RCC Properties Limited                    Iowa                  AEGON USA Realty Advisors,             Limited Partnership
Partnership                                                     Inc. is General Partner and 5%
                                                                owner.

Commonwealth General                      Delaware              100% AEGON USA, Inc.                   Holding company
Corporation ("CGC")

AFSG  Securities Corporation              Pennsylvania          100% CGC                               Broker-Dealer

Benefit Plans, Inc.                       Delaware              100% CGC                               TPA for Peoples
                                                                                                       Security Life
                                                                                                       Insurance Company

Durco Agency, Inc.                        Virginia              100% Benefit Plans, Inc.               General agent


Capital 200 Block Corporation             Delaware              100% CGC                               Real estate holdings

Capital Real Estate                       Delaware              100% CGC                               Furniture and
Development Corporation                                                                                equipment lessor

Commonwealth General.                     Kentucky              100% CGC                               Administrator of
Assignment Corporation                                                                                 structured settlements

Diversified Financial Products Inc.       Delaware              100% CGC                               Provider of investment,
                                                                                                       marketing and admin.
                                                                                                       services to ins. cos.

Monumental Agency Group, Inc.             Kentucky              100% CGC                               Provider of srvcs. To
                                                                                                       ins. cos.

PB Investment Advisors, Inc.              Delaware              100% CGC                               Registered investment
                                                                                                       advisor (de-registered)

Southlife, Inc.                           Tennessee             100% CGC                               Investment subsidiary

Commonwealth General LLC                  Turks &               100% CGC                               Special-purpose
                                          Caicos Islands                                               subsidiary

Ampac Insurance Agency, Inc.              Pennsylvania          100% CGC                               Provider of
(EIN 23-1720755)                                                                                       management support
                                                                                                       services

Compass Rose Development                  Pennsylvania          100% Ampac Insurance                   Special-purpose
Corporation                                                     Agency, Inc.                           subsidiary

Financial Planning Services, Inc.         Dist. Columbia        100% Ampac Insurance                   Special-purpose
                                                                Agency, Inc.                           subsidiary

Frazer Association                        Illinois              100% Ampac Insurance                   TPA license-holder
Consultants, Inc.                                               Agency, Inc.

National Home Life Corporation            Pennsylvania          100% Ampac Insurance                   Special-purpose
                                                                Agency, Inc.                           subsidiary

Valley Forge Associates, Inc.             Pennsylvania          100% Ampac Insurance                   Furniture & equipment
                                                                Agency, Inc.                           lessor

Veterans Benefits Plans, Inc.             Pennsylvania          100% Ampac Insurance                   Administrator of group
                                                                Agency, Inc.                           insurance programs

Veterans Insurance Services, Inc.         Delaware              100% Ampac Insurance                   Special-purpose
                                                                Agency, Inc.                           subsidiary

Academy Insurance Group, Inc.             Delaware              100% CGC                               Holding company

Academy Life Insurance Co.                Missouri              100% Academy Insurance                 Insurance company
                                                                Group, Inc.


Pension Life Insurance                    New Jersey            100% Academy Life                      Insurance company
Company of America                                              Insurance Company

FED Financial, Inc.                       Delaware              100% Academy Insurance                 Special-purpose
                                                                Group, Inc.                            subsidiary

Ammest Development Corp. Inc.             Kansas                100% Academy Insurance                 Special-purpose
                                                                Group, Inc.                            subsidiary

Ammest Insurance Agency, Inc.             California            100% Academy Insurance                 General agent
                                                                Group, Inc.

Ammest Massachusetts                      Massachusetts         100% Academy Insurance                 Special-purpose
Insurance Agency, Inc.                                          Group, Inc.                            subsidiary

Ammest Realty, Inc.                       Pennsylvania          100% Academy Insurance                 Special-purpose
                                                                Group, Inc.                            subsidiary

Ampac,  Inc.                              Texas                 100% Academy Insurance                 Managing general agent
                                                                Group, Inc.

Ampac Insurance Agency, Inc.              Pennsylvania          100% Academy Insurance                 Special-purpose
(EIN 23-2364438)                                                Group, Inc.                            subsidiary


Force Financial Group, Inc.               Delaware              100% Academy Insurance                 Special-purpose
                                                                Group, Inc.                            subsidiary

Force Financial Services, Inc.            Massachusetts         100% Force Fin. Group, Inc.            Special-purpose
                                                                                                       subsidiary

Military Associates, Inc.                 Pennsylvania          100% Academy Insurance                 Special-purpose
                                                                Group, Inc.                            subsidiary

NCOAA Management Company                  Texas                 100% Academy Insurance                 Special-purpose
                                                                Group, Inc.                            subsidiary

NCOA Motor Club, Inc.                     Georgia               100% Academy Insurance                 Automobile club
                                                                Group, Inc.

Unicom Administrative                     Pennsylvania          100% Academy Insurance                 Provider of admin.
Services, Inc.                                                  Group, Inc.                            services

Unicom Administrative                     Germany               100% Unicom Administrative             Provider of admin.
Services, GmbH                                                  Services, Inc.                         services

Capital General Development               Delaware              100% CGC                               Holding company
Corporation

Monumental Life                           Maryland              73.23% Capital General                 Insurance company
Insurance Company                                               Development Company
                                                                26.77% First AUSA Life
                                                                Insurance Company


AEGON Special Markets                     Maryland              100% Monumental Life                   Marketing company
Group, Inc.                                                     Insurance Company

Peoples Benefit Life                      Missouri              3.7% CGC                               Insurance company
Insurance Company                                               20.0% Capital Liberty, L.P.
                                                                76.3% Monumental Life
                                                                Insurance Company


Veterans Life Insurance Co.               Illinois              100% Peoples Benefit                   Insurance company
                                                                Life Insurance Company

Peoples Benefit Services, Inc.            Pennsylvania          100% Veterans Life Ins. Co.            Special-purpose
                                                                                                       subsidiary


Coverna Direct Insurance                  Maryland              100% Peoples Benefit                   Insurance agency
Insurance Services, Inc.                                        Life Insurance Company

Ammest Realty Corporation                 Texas                 100% Monumental Life                   Special purpose
                                                                Insurance Company                      subsidiary

JMH Operating Company, Inc.               Mississippi           100% Monumental Life                   Real estate holdings
                                                                Insurance Company

Capital Liberty, L.P.                     Delaware              99.0% Monumental Life                  Holding Company
                                                                Insurance Company
                                                                1.0% CGC

Transamerica Corporation                  Delaware              100% AEGON NV                          Major interest in
                                                                                                       insurance and finance

Transamerica Pacific Insurance            Hawaii                100% Transamerica Corp.                Life insurance
  Company, Ltd.

TREIC Enterprises, Inc.                   Delaware              100% Transamerica Corp.                Investments

ARC Reinsurance Corporation               Hawaii                100% Transamerica Corp.                Property & Casualty
                                                                                                       Ins.

Transamerica Management, Inc.             Delaware              100% ARC Reinsurance Corp.             Asset management

Inter-America Corporation                 California            100% Transamerica Corp.                Insurance Broker

Pyramid Insurance Company, Ltd.           Hawaii                100% Transamerica Corp.                Property & Casualty
                                                                                                       Ins.

Pacific Cable Ltd.                        Bmda.                 100% Pyramid Ins. Co., Ltd.            Sold 25% of TC Cable,
                                                                                                       Inc. stock in 1998

Transamerica Business Tech Corp.          Delaware              100% Transamerica Corp.                Telecommunications
                                                                                                       and data processing

Transamerica CBO I, Inc.                  Delaware              100% Transamerica Corp.                Owns and manages a
                                                                                                       pool of high-yield
                                                                                                       bonds

Transamerica Corporation (Oregon)         Oregon                100% Transamerica Corp.                Name holding only-
                                                                                                       Inactive

Transamerica Finance Corp.                Delaware              100% Transamerica Corp.                Commercial &
                                                                                                       Consumer Lending &
                                                                                                       equip. leasing

TA Leasing Holding Co., Inc.              Delaware              100% Transamerica Fin. Corp.           Holding company

Trans Ocean Ltd.                          Delaware              100% TA Leasing Hldg Co. Inc.          Holding company

Trans Ocean Container Corp.               Delaware              100% Trans Ocean Ltd.                  Intermodal Leasing
("TOCC")

SpaceWise Inc.                            Delaware              100% TOCC                              Intermodal leasing

Trans Ocean Container
   Finance Corp.                          Delaware              100% TOCC                              Intermodal leasing

Trans Ocean Leasing
   Deutschland GmbH                       Germany               100% TOCC                              Intermodal leasing

Trans Ocean Leasing PTY Ltd.              Austria               100% TOCC                              Intermodal leasing

Trans Ocean Management S.A.               Switzerland           100% TOCC                              Intermodal leasing

Trans Ocean Regional
   Corporate Holdings                     California            100% TOCC                              Holding company

Trans Ocean Tank Services Corp.           Delaware              100% TOCC                              Intermodal leasing

Transamerica Leasing Inc.                 Delaware              100% TA Leasing Holding Co.            Leases & Services
                                                                                                       intermodal equipment

Transamerica Leasing Holdings             Delaware              100% Transamerica Leasing Inc.         Holding Company
  Inc.  ("TLHI")

Greybox Logistics Services Inc.           Delaware              100% TLHI                              Intermodal Leasing

Greybox L.L.C.                            Delaware              100% TLHI                              Intermodal freight
                                                                                                       container interchange
                                                                                                       facilitation service

Transamerica Trailer                      France                100% Greybox L.L.C.                    Leasing
   Leasing S.N.C.

Greybox Services Limited                  U.K.                  100% TLHI                              Intermodal Leasing

Intermodal Equipment, Inc.                Delaware              100% TLHI                              Intermodal leasing

Transamerica Leasing N.V.                 Belg.                 100% Intermodal Equipment Inc.         Leasing

Transamerica Leasing SRL                  Italy                 100% Intermodal Equipment Inc.         Leasing

Transamerica Distribution                 Delaware              100% TLHI                              Provided door-to-door
   Services, Inc.                                                                                      services for the
                                                                                                       domestic transportation
                                                                                                       of temperature-sensitive
                                                                                                       products

Transamerica Leasing                      Belg.                 100% TLHI                              Leasing
  Coordination Center

Transamerica Leasing do                   Braz.                 100% TLHI                              Container Leasing
   Brasil Ltda.

Transamerica Leasing GmbH                 Germany               100% TLHI                              Leasing
Transamerica Leasing Limited              U.K.                  100% TLHI                              Leasing

ICS Terminals (UK) Limited                U.K.                  100% Transamerica.                     Leasing
                                                                Leasing Limited

Transamerica Leasing Pty. Ltd.            Australia             100% TLHI                              Leasing

Transamerica Leasing (Canada) Inc.        Canada                100% TLHI                              Leasing

Transamerica Leasing (HK) Ltd.            H.K.                  100% TLHI                              Leasing

Transamerica Leasing                      S. Africa             100% TLHI                              Intermodal leasing
   (Proprietary) Limited

Transamerica Tank Container               Australia             100% TLHI                              The Australian
   Leasing Pty. Limited                                                                                ( domestic) leasing of
                                                                                                       tank containers

Transamerica Trailer Holdings I Inc.      Delaware              100% TLHI                              Holding company

Transamerica Trailer Holdings II, Inc.    Delaware              100% TLHI                              Holding company

Transamerica Trailer Holdings III, Inc.   Delaware              100% TLHI                              Holding company

Transamerica Trailer Leasing AB           Swed.                 100% TLHI                              Leasing

Transamerica Trailer Leasing AG           Swetzerland           100% TLHI                              Leasing

Transamerica Trailer Leasing A/S          Denmark               100% TLHI                              Leasing

Transamerica Trailer Leasing GmbH         Germany               100% TLHI                              Leasing

Transamerica Trailer Leasing              Belgium               100% TLHI                              Leasing
   (Belgium) N.V.

Transamerica Trailer Leasing              Netherlands           100% TLHI                              Leasing
   (Netherlands) B.V.

Transamerica Trailer Spain S.A.           Spain                 100% TLHI                              Leasing

Transamerica Transport Inc.               New Jersey            100% TLHI                              Dormant

Transamerica Commercial                   Delaware              100% Transamerica Fin. Corp.           Holding company for
   Finance Corporation, I ("TCFCI")                                                                    Commercial/consumer
                                                                                                       finance subsidiaries

Transamerica Equipment Financial          Delaware              100% TCFCI
   Services Corporation

BWAC Credit Corporation                   Delaware              100% TCFCI

BWAC International Corporation            Delaware              100% TCFCI


BWAC Twelve, Inc.                         Delaware              100% TCFCI                             Holding company for
                                                                                                       premium finance
                                                                                                       subsidiaries

TIFCO Lending Corporation                 Illinois              100% BWAC Twelve, Inc.                 General financing &
                                                                                                       other services in the US
                                                                                                       & elsewhere

Transamerica Insurance Finance            Maryland              100% BWAC Twelve, Inc.                 Provides insurance
   Corporation ("TIFC")                                                                                premium financing in
                                                                                                       the US with the
                                                                                                       exception of CA and HI

Transamerica Insurance Finance            Maryland              100% TIFC                              Provides Insurance
   Company (Europe)                                                                                    premium financing in
                                                                                                       California

Transamerica Insurance Finance            California            100% TIFC                              Disability ins. &
   Corporation, California                                                                             holding co. for various
                                                                                                       insurance subsidiaries
                                                                                                       of Transamerica
                                                                                                       Corporation

Transamerica Insurance Finance            ON                    100% TIFC                              Provides ins. premium
   Corporation, Canada                                                                                 financing in Canada

Transamerica Business Credit              Delaware              100% TCFCI                             Provides asset based
   Corporation ("TBCC")                                                                                lending, leasing &
                                                                                                       equip. financing

Transamerica Mezzanine                    Delaware              100% TBCC                              Holds investments in
   Financing, Inc.                                                                                     several joint
                                                                                                       ventures/partnerships

Transamerica Business Advisory Grp.       Delaware              100% TBCC

Bay Capital Corporation                   Delaware              100% TBCC                              Special purpose
                                                                                                       company for
                                                                                                       the purchase of real
                                                                                                       estate tax liens

Coast Funding Corporation                 Delaware              100% TBCC                              Special purpose
                                                                                                       company for
                                                                                                       the purchase of real
                                                                                                       estate tax liens

Transamerica Small Business               Delaware              100% TBCC
   Capital, Inc. ("TSBC")

Emergent Business Capital                 Delaware              100% TSBC
   Holdings, Inc.



Gulf Capital Corporation                  Delaware              100% TBCC                              Special purpose
                                                                                                       company for
                                                                                                       the purchase of real
                                                                                                       estate tax liens

Direct Capital Equity Investment, Inc.    Delaware              100% TBCC                              Small business loans

TA Air East, Corp                         Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air I, Corp.                           Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air II, Corp.                          Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air III, Corp.                         Delaware              100% TBCC                              special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air IV, Corp.                          Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air V, Corp.                           Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air VI, Corp.                          Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air VII, Corp.                         Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest or
                                                                                                       leases aircraft

TA Air VIII, Corp.                        Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest or
                                                                                                       leases aircraft


TA Air IX, Corp.                          Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air X, Corp.                           Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air XI, Corp.                          Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air XII, Corp.                         Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air XIII, Corp.                        Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air XIV, Corp.                         Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Air XV, Corp.                          Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest
                                                                                                       or leases aircraft

TA Marine I Corp.                         Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest or
                                                                                                       leases barges or ships

TA Marine II Corp.                        Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest or
                                                                                                       leases barges or ships

TBC I, Inc.                               Delaware              100% TBCC                              Special purpose corp.

TBC II, Inc.                              Delaware              100% TBCC                              Special purpose corp.

TBC III, Inc.                             Delaware              100% TBCC                              Special purpose corp.

TBC IV, Inc.                              Delaware              100% TBCC                              Special purpose corp.

TBC V, Inc.                               Delaware              100% TBCC                              Special purpose corp.

TBC VI, Inc.                              Delaware              100% TBCC                              Special purpose corp.

TBC Tax I, Inc.                           Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase of real
                                                                                                       estate tax lien

TBC Tax II, Inc.                          Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase of real
                                                                                                       estate tax lien

TBC Tax III, Inc.                         Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase of real
                                                                                                       estate tax lien

TBC Tax IV, Inc.                          Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase of real
                                                                                                       estate tax lien

TBC Tax V, Inc.                           Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase or real
                                                                                                       estate tax lien

TBC Tax VI, Inc.                          Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase or real
                                                                                                       estate tax lien

TBC Tax VII, Inc.                         Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase or real
                                                                                                       estate tax lien

TBC Tax VIII, Inc.                        Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase of real
                                                                                                       estate tax lien

TBC Tax IX, Inc.                          Delaware              100% TBCC                              Special purpose co. for
                                                                                                       the purchase of real
                                                                                                       estate tax lien

The Plain Company                         Delaware              100% TBCC                              Special purpose corp.
                                                                                                       which hold an
                                                                                                       ownership interest or
                                                                                                       leases aircraft.


Transamerica Distribution                 Delaware              100% TCFCI                             Holding corp. for
   Finance Corporation ("TDFC")                                                                        inventory, comm.
                                                                                                       Leasing, retail finance
                                                                                                       comm. Recovery
                                                                                                       service and accounts

Transamerica Accounts Holding Corp.       Delaware              100% TDFC


Transamerica Commercial                   Delaware              100% TDFC                              Wholesale floor plan
   Finance Corporation ("TCFC")                                                                        for appliances,
                                                                                                       electronics, computers,
                                                                                                       office equip. and
                                                                                                       marine equipment.

Transamerica Acquisition                  Canada                100% TCFC                              Holding company
 Corporation, Canada

Transamerica Distribution Finance         Delaware              100% TCFC
   Corporation - Overseas, Inc.
  ("TDFCO")

TDF Mauritius Limited                     Mauritius             100% TDFCO                             Mauritius holding
                                                                                                       company of our Indian
                                                                                                       Joint Venture

Inventory Funding Trust                   Delaware              100% TCFC

Inventory Funding Company, LLC            Delaware              100% Inventory Funding Trust

TCF Asset Management Corporation          Colorado              100% TCFC                              A depository for
                                                                                                       foreclosed real and
                                                                                                       personal property

Transamerica Joint Ventures, Inc.         Delaware              100% TCFC                              To enter into general
                                                                                                       partnerships for the
                                                                                                       ownership of comm. &
                                                                                                       finance business

Transamerica Inventory                    Delaware              100% TDFC                              Holding co. for
Finance Corporation ("TIFC")                                                                           inventory finance
                                                                                                       subsidiaries

Transamerica GmbH, Inc.                   Delaware              100% TIFC                              Commercial lending in
                                                                                                       Germany

Transamerica Fincieringsmaatschappij      Netherlands           100% Trans. GmbH,  Inc.                Commercial lending in
   B.V.                                                                                                Europe



BWAC Seventeen, Inc.                      Delaware              100% TIFC                              Holding co. for
                                                                                                       principal Canadian
                                                                                                       operation, Trans-
                                                                                                       America Comm.
                                                                                                       Finance Corp, Canada

Transamerica Commercial                   ON                    100% BWAC Seventeen, Inc.              Shell corp.- Dormant
   Finance Canada, Limited

Transamerica Commercial                   Canada                100% BWAC Seventeen, Inc.              Commercial finance
   Finance Corporation, Canada


BWAC Twenty-One, Inc.                     Delaware              100% TIFC                              Holding co. for United
                                                                                                       Kingdom operation,
                                                                                                       Transamerica Comm.
                                                                                                       Finance Limited

Transamerica Commercial                   U.K.                  100% BWAC Twenty-One Inc.              Commercial lending in
   Finance Limited ("TCFL")                                                                            the United Kingdom.

Whirlpool Financial Corporation                                 100% TCFL                              Inactive commercial
    Polska Spzoo                                                                                       finance Company in
                                                                                                       Poland

Transamerica Commercial                   U.K.                  100% BWAC Twenty-One Inc.              Holding Company
   Holdings Limited

Transamerica Commercial Finance           U.K.                  100% Trans. Commercial
   Limited                                                      Holdings Limited

Transamerica Commercial Finance           France                100% BWAC Twenty-One Inc.              Carries out factoring
   France S.A.                                                                                         transactions in France
                                                                                                       & abroad

Transamerica GmbH Inc.                    Delaware              100% BWAC Twenty-One Inc.              Holding co. for
                                                                                                       Transamerica
                                                                                                       Financieringsmaatschappij
                                                                                                       B.V.

Transamerica Retail Financial             Delaware              100% TIFC                              Provides retail
   Services Corporation ("TRFSC")                                                                      financing

Transamerica Bank, NA                     Delaware              100% TRFSC                             Bank (Credit Cards)

Transamerica Consumer Finance             Delaware              100% TRFSC                             Consumer finance
   Holding Company ("TCFHC")                                                                           holding company

Transamerica Mortgage Company             Delaware              100% TCFHC                             Consumer mortgages

Transamerica Consumer Mortgage            Delaware              100% TCFHC                             Securitization company
   Receivables Company

Metropolitan Mortgage Company             Florida               100% TCFHC                             Consumer mortgages

Easy Yes Mortgage, Inc.                   Florida               100% Metropolitan Mtg. Co.             No active
                                                                                                       business/Name
                                                                                                       holding only

Easy Yes Mortgage, Inc.                   Georgia               100% Metropolitan Mtg. Co.             No active
                                                                                                       business/Name
                                                                                                       holding only

First Florida Appraisal Services, Inc.    Georgia               100% Metropolitan Mtg. Co.             Appraisal and
                                                                                                       inspection services

First Georgia Appraisal Services, Inc.    Georgia               100% First FL App. Srvc, Inc.          Appraisal services

Freedom Tax Services, Inc.                Florida               100% Metropolitan Mtg. Co.             Property tax
                                                                                                       information services

J.J. & W. Advertising, Inc.               Florida               100% Metropolitan Mtg. Co.             Advertising and
                                                                                                       marketing services

J.J. & W. Realty Corporation              Florida               100% Metropolitan Mtg. Co.             To hold problem REO
                                                                                                       properties

Liberty Mortgage Company of               Florida               100% Metropolitan Mtg. Co.             No active
   Ft. Myers, Inc.                                                                                     business/Name
                                                                                                       holding only

Metropolis Mortgage Company               Florida               100% Metropolitan Mtg. Co.             No active
                                                                                                       business/Name
                                                                                                       holding only

Perfect Mortgage Company                  Florida               100% Metropolitan Mtg. Co.             No active
                                                                                                       business/Name
                                                                                                       holding only

Transamerica Vendor Financial Srvc.       Delaware              100% TDFC                              Provides commercial
                                                                                                       lease

Transamerica Distribution Finance                               100% TCFCI
   Corporation de Mexico ("TDFCM")

TDF de Mexico                             Mexico                100% TDFCM

Transamerica Corporate Services                                 100% TDFCM
   De Mexico

Transamerica Home Loan                    California            100% TFC                               Consumer mortgages

Transamerica Lending Company              Delaware              100% TFC                               Consumer lending

Transamerica Financial Products, Inc.     California            100% Transamerica Corp.                Service investments


Transamerica Insurance Corporation        California            100% Transamerica Corp.                Provides insurance
   of California ("TICC")                                                                              premium financing in
                                                                                                       California

Arbor Life Insurance Company              Arizona               100% TICC                              Life insurance,
                                                                                                       disability insurance

Plaza Insurance Sales Inc.                California            100% TICC                              Casualty insurance
                                                                                                       placement

Transamerica Advisors, Inc.               California            100% TICC                              Retail sale of
                                                                                                       investment advisory
                                                                                                       services


Transamerica Annuity Services Corp.       New Mexico            100% TICC                              Performs services
                                                                                                       required for
                                                                                                       structured settlements

Transamerica Financial Resources, Inc.    Delaware              100% TICC                              Retail sale of securities
                                                                                                       products

Financial Resources Insurance             Texas                 100% Transamerica Fin. Res.            Retail sale of securities
   Agency of Texas                                                                                     products

TBK Insurance Agency of Ohio, Inc.        Ohio                  100% Transamerica Fin. Res.            Variable insurance
                                                                                                       contract sales in state of
                                                                                                       Ohio

Transamerica Financial Resources          Alabama               100% Transamerica Fin. Res.            Insurance agent &
   Agency of Alabama, Inc.                                                                             broker

Transamerica Financial Resources Ins.     Massachusetts         100% Transamerica Fin. Res.            Insurance agent &
   Agency of Massachusetts, Inc.                                                                       broker

Transamerica International Insurance      Delaware              100% TICC                              Holding &
   Services, Inc. ("TIIS")                                                                             administering
                                                                                                       foreign operations

Home Loans and Finance Ltd.               U.K.                  100% TIIS                              Inactive

Transamerica Occidental Life              California            100% TICC                              Licensed in all forms of
   Insurance Company ("TOLIC")                                                                         life insurance, accident
                                                                                                       and sickness insurance

NEF Investment Company                    California            100% TOLIC                             Real estate development

Transamerica Life Insurance and           N. Carolina           100% TOLIC                             Writes life and pension
   Annuity Company ("TLIAC")                                                                           ins. originally
                                                                                                       incorporated in CA
                                                                                                       April 14, 1966

Transamerica Assurance Company            Missouri              100% TLIAC                             Life and disability
                                                                                                       insurance

Gemini Investments, Inc.                  Delaware              100% TLIAC                             Investment subsidiary

Transamerica Life Insurance Company       Canada                100% TOLIC                             Sells individual life
  of Canada                                                                                            insurance & investment
                                                                                                       products in all
                                                                                                       provinces and
                                                                                                       territories of Canada

Transamerica Life Insurance Company       New York              100% TOLIC                             Licensed in NY to
   of New York                                                                                         market life insurance,
                                                                                                       annuities and health
                                                                                                       insurance


Transamerica South Park                   Delaware              100% TOLIC                             Provide market analysis
   Resources, Inc.                                                                                     of certain undeveloped
                                                                                                       land holdings held by
                                                                                                       TOLIC

Transamerica Variable Insurance           Maryland              100% TOLIC                             Mutual Fund
   Fund, Inc.

USA Administration Services, Inc.         Kansas                100% TOLIC                             Third party administrator

Transamerica Products. Inc.               California            100% TICC                              Parent co. of various
                                                                                                       subsidiary corp. which
                                                                                                       are formed to be co-
                                                                                                       general partners of
                                                                                                       proprietary limited

Transamerica Securities Sales Corp.       Maryland              100% Transamerica Prod. Inc.           Retail sale of the
                                                                                                       variable life ins. and
                                                                                                       variable annuity
                                                                                                       products of the
                                                                                                       Transamerica
                                                                                                       life companies

Transamerica Service Company              Delaware              100% Transamerica Prod. Inc.           Passive loss tax service
                                                                                                       for Lloyd's U.S. names

Transamerica Intellitech, Inc.            Delaware              100% TICC                              Real estate information
                                                                                                       and technology services

Transamerica International                Delaware              100% TICC                              Investments
   Holdings, Inc.

Transamerica Investment Services, Inc.    Delaware              100% TICC                              Investment adviser

Transamerica Income Shares, Inc.          Maryland              100% Trans. Invest. Srvc. Inc.         Transamerica
                                                                                                       investment services


Transamerica LP Holdings Corp.            Delaware              100% TICC                              Limited partnership
                                                                                                       investment (initial
                                                                                                       limited partner of
                                                                                                       Transamerica
                                                                                                       Delaware, L.P.)

Transamerica Real Estate Tax Service      N/A                   100% TICC                              Real estate tax
  (A Division of Transamerica Corp)                                                                    reporting and
                                                                                                       processing services

Transamerica Realty Services, Inc.        Delaware              100% TICC                              Responsible for real
                                                                                                       estate investments for
                                                                                                       Transamerica



Bankers Mortgage Company of CA            California            100% Transamerica Realty Srv.          Holds bank account and
                                                                                                       owns certain residual
                                                                                                       investments in certain
                                                                                                       French real estate
                                                                                                       projects which are
                                                                                                       managed special
                                                                                                       purpose company for
                                                                                                       the purchase of real
                                                                                                       estate tax liens.

Pyramid Investment Corporation            Delaware              100% Transamerica Realty Srv.          Owns office buildings
                                                                                                       in San Francisco and
                                                                                                       other properties

The Gilwell Company                       California            100% Transamerica Realty Srv.          Ground lessee of 517
                                                                                                       Washington Street,
                                                                                                       San Francisco

Transamerica Affordable Housing, Inc.     California            100% Transamerica Realty Srv.          Owns general
                                                                                                       partnership interests in
                                                                                                       low-income housing tax
                                                                                                       credit partnerships

Transamerica Minerals Company             California            100% Transamerica Realty Srv.          Owner and lessor of oil
                                                                                                       and gas properties

Transamerica Oakmont Corporation          California            100% Transamerica Realty Srv.          General partner in
                                                                                                       Transamerica/Oakmont
                                                                                                       Retirement Associates

Transamerica Senior Properties, Inc.      Delaware              100% TICC                              Owns congregate care
                                                                                                       and assisted living
                                                                                                       retirement properties

Transamerica Senior Living, Inc.          Delaware              100% Trans. Sr. Prop. Inc.             Manages congregate
                                                                                                       care and assisted living
                                                                                                       retirement properties.

Item 27. Number of Certificate Owners

As of December 31, 1999 there were 25,477 Owners of Contracts.

Item 28.  Indemnification

Transamerica's Bylaws provide in Article V as follows:

Section 1. Right to Indemnification.
------------------------------------
Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expense, liability, and loss (including attorneys' fees, judgements, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided however, that except as to actions to enforce indemnification rights
----------------
pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. [It is the Corporation's intent that the bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the Corporation's Articles of Incorporation.]

Section 2. Authority to Advance Expenses.
-----------------------------------------
Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the
                                --------  -------
California General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon the receipt of a similar undertaking, if required by law, and upon such other terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 3. Right of Claimant to Bring Suit.
-------------------------------------------
If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the California General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the California General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 4. Provisions Nonexclusive.
-----------------------------------
The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Articles, agreement, or vote of the stockholders or disinterested directors is inconsistent with these bylaws, the provision, agreement, or vote shall take precedence.

Section 5. Authority to Insure.
-------------------------------
The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense asserted against or incurred by such person, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article [provided that, in cases where the corporation owns all or a portion of the shares of the company issuing the insurance policy, the company and/or the policy must meet one of the two sets of conditions set forth in Section 317 of the California General Corporation Law, as amended].

Section 6. Survival of Rights.
------------------------------
The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 7. Settlement of Claims.
--------------------------------
The corporation shall not be liable to indemnify any Agent under this Article
(a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award, if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8. Effect of Amendment
------------------------------
Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

Section 9. Subrogation.
-----------------------
In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 10. No Duplication of Payments.
---------------------------------------
The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The directors and officers of Transamerica Occidental Life Insurance Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.


Item 29.  Principal Underwriter

Transamerica Securities Sales Corporation (TSSC) and Transamerica Financial Resources (TFR) are the co-underwriters of the Certificates and the Individual Contracts as defined in the Investment Company Act of 1940. TSSC became Principal Underwriter effective 8-24-94.

NAME AND PRINCIPAL              POSITION AND OFFICES WITH
BUSINESS ADDRESS*               TRANSAMERICA SECURITIES SALES CORPORATION
----------------------------------------------------------------------------

Nooruddin Veerjee               Chairman of the Board and Director
Nicki Bair                      President and Director
Sandy Brown                     Senior Vice President, Treasurer and Director
Roy Chong-Kit                   Director
George Chuang                   Vice President and Chief Financial Officer
Chris Shaw                      Vice President and Chief Compliance Officer

*The Principal business address for each officer and director is 1150 South
 Olive, Los Angeles, CA 90015.

NAME AND PRINCIPAL              POSITION AND OFFICES WITH
BUSINESS ADDRESS*               TRANSAMERICA FINANCIAL RESOURCES
----------------------------------------------------------------

Nooruddin S. Veerjee            Chairman of the Board and Director
Sandra C. Brown                 Director, President and Chief  Operating Officer
Nicki Bair                      Director
Kenneth Kilbane                 Director
William Tate                    Director

Dan Trivers                     Vice President
Monica Suryapranata             Acting Treasurer
Susan Vivino                    Assistant Secretary

*The Principal business address for each officer and director is 1150 South
 Olive, Los Angeles, CA 90015.

The following table lists the amounts of commissions paid to the co-underwriters during the last fiscal year.

Name of       Net Underwriting
Principal     Discounts &        Compensation on   Brokerage
Underwriter   Commission         Redemption        Commissions      Compensation
--------------------------------------------------------------------------------
TSSC                 -0-                -0-        $16,053,620.92          -0-
TFR                  -0-                -0-        $1,093,584.85           -0-

Transamerica Securities Sales Corporation, the principal underwriter, is also the underwriter for: Transamerica Investors, Inc.; Transamerica Variable Insurance Fund, Inc.; Transamerica Occidental Life Insurance Company's Separate
Accounts: VA-2L; VA-2NL; VUL-1; VUL-2; VUL-3 and VL; Transamerica Life Insurance and Annuity Company's Separate Accounts VA-1; VA-6 and VA-7; and Transamerica Life Insurance Company of New York VA-2LNY; VA-2NLNY; VA-5NLNY; and VA-6NY.

The Underwriter is wholly-owned by Transamerica Insurance Corporation of California, a wholly-owned subsidiary of Transamerica Corporation, a subsidiary of AEGON, N.V.

Item 30. Location and Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Transamerica or the Service Office at their administrative offices.

Item 31. Management Services

All management contracts are discussed in Parts A or B.

Items 32. Undertakings

 (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

 (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

 (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

 (d) Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(i) and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on
      Section 403(b) policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

 (e) Transamerica hereby represents that the fees and the charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that this Amendment to the Registration Statement meets the requirements for effectiveness pursuant to paragraph (b) of Rule 485 and has caused this Registration Statement to be signed on its behalf, by the undersigned in the City of Los Angeles, State of California on this 27th day of April, 2000.

                                             SEPARATE ACCOUNT VA-2L

                                             TRANSAMERICA OCCIDENTAL
                                             LIFE INSURANCE COMPANY
                                             (DEPOSITOR)


                                             /s/ Frank A. Camp
                                             -----------------------------------
                                             Frank A. Camp
                                             Vice President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signatures                               Titles                                             Date
----------                               ------                                             ----

                                *        Director                                           April 27, 2000
---------------------------------
Patrick S. Baird

                                *        Director                                           April 27, 2000
---------------------------------
Paul E. Rutledge III

                                *        Director and Acting Chief Financial Officer        April 27, 2000
---------------------------------
Karen MacDonald

                                *        Director                                           April 27, 2000
---------------------------------
Nooruddin S. Veerjee

                                *        Director                                           April 27, 2000
---------------------------------
Brenda K. Clancy

                                *        Director                                           April 27, 2000
---------------------------------
James W. Dederer

                                *        Director                                           April 27, 2000
---------------------------------
George A. Foegele
                                *        Director                                           April 27, 2000
---------------------------------
Douglas C. Kolsrud

                                *        Director                                           April 27, 2000
---------------------------------
Richard N. Latzer

                                *        Director                                           April 27, 2000
---------------------------------
Gary U. Rolle'

                                *        Director                                           April 27, 2000
---------------------------------
Craig D. Vermie


/s/ Frank A. Camp                        Attorney-in-Fact pursuant to powers of             April 27, 2000
---------------------------------        attorney filed herewith, and in his own
*By:  Frank A. Camp                      capacity as Vice President.

                                                                Registration No.
                                                                        33-49998




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 ---------------

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                      DREYFUS/TRANSAMERICA TRIPLE ADVANTAGE

                                 ---------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.     Description of Exhibit                           Page No.*
-----------     ----------------------                           ---------

(10)(b)         Consent of Independent Auditors

(15)            Powers of Attorney







--------------------
* Page numbers included only in manually executed original.